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BEST AVAILABLE COPY

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tele Atlas N.V.

*CURRENT ADDRESS Reitscheweg 7F
NL-5232 BX 's Hertogenbosch
The Netherlands

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 2 1 2005
THOMSON
FINANCIAL

FILE NO. 82- 34940 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: Con

DAT : 11/29/05

AMENDMENT TO THE ARTICLES OF ASSOCIATION IJS/63449

TELE ATLAS N.V. 06-07-2004

(informal translation) 2 (25068)

Today, the sixth of July
two thousand and four, appeared before me,
Paul Hubertus Nicolaas Quist, civil-law notary in Amsterdam:
Marius Willem Josephus Jitta, care of Stibbe, 1077 ZZ Amsterdam, Strawinskylaan 2001, born in Wassenaar on the fourth day of February nineteen hundred and forty-six.
The appearing person declared:

- that the articles of association of the company with limited liability (*naamloze vennootschap*) **Tele Atlas N.V.**, having its seat in Amsterdam, its address at 5232 BX 's-Hertogenbosch, Reitscheweg 7F, filed at the Trade Register under number 16079560, (the '**company**'), were lastly amended by deed on the fourth day of May two thousand executed before J.H.M. Carlier, civil-law notary in Amsterdam, in respect of which amendment the Minister of Justice has advised on the first day of May two thousand under number B.V. 537.493 that no objections have become apparent;
- that the shareholders' meeting of the company has decided to amend the articles of association of the company integrally;
- that furthermore, it was decided to authorize the appearing person, to enable him to effect the amendment to the articles of association;
- that such resolutions are evidenced by a copy of the minutes of the relevant meeting to be attached to this deed.

Subsequently, the appearing person declared to amend the articles of association of the company integrally, in pursuance of the referred resolutions, so they read as follows:

Definitions

Article 1.

The following definitions shall apply in these articles of association:

a. accountant: an accountant as referred to in article 2:393 Dutch Civil Code or an organisation in which such accountants are associated;

b. affiliate:
   - a legal entity to which the company or one or more affiliates alone or together for their own account furnish at least half the issued capital;
   - a partnership of which a business has been filed in the trade register and for which the company or an affiliate is fully liable as partner for all debts towards third parties;
c. annual accounts: the balance sheet and the profit and loss account with explanatory notes thereto;
d. annual meeting: the meeting of shareholders destined for the consideration of the annual accounts and the annual report;
e. annual report: report of the position of the company on the balance sheet date and the course of the business during the financial year;
f. articles: these articles of association;
g. company: the company to which the present articles of association will apply;
h. conversion price: has the meaning ascribed to it in article 25 of the articles;
i. depositary receipts for shares: registered depositary receipts for shares in the company;
j. general meeting: the body formed by shareholders holding voting rights and other persons holding voting rights;
k. group: as defined in article 2:24b Dutch Civil Code;
l. group company: a legal entity or partnership with which the company is affiliated in a group;
m. holders of depositary receipts: holders of depositary receipts for shares in the company, issued with the company's concurrence.
   Unless stated otherwise this term includes those who as a result of a right of usufruct of pledge created on a share, have the rights granted by law to holders of depositary receipts issued with a company's concurrence;
n. Management Board: the management board of the company;
o. persons entitled to attend the meeting:
   - holders of shares with the right to vote;
   - holders of shares without the right to vote;
   - holders of depositary receipts for shares in the company issued with the cooperation of the company;
   - usufructuaries and pledgees who have been granted the rights conferred by law

to holders of depositary receipts for shares issued with the cooperation of a company;

p. shareholders' meeting: the shareholders entitled to vote and other persons entitled to vote;

q. subsidiary:
   - a legal entity in which the company or one or more of its subsidiaries, whether or not by virtue of an agreement with other persons entitled to vote, may exercise alone or jointly more than half the voting rights at the shareholders meeting;
   - a legal entity of which the company or one or more of its subsidiaries are a member or shareholder and, whether or not by virtue of an agreement with other persons entitled to vote, may appoint or dismiss alone or jointly more than half the managing directors or supervisory directors (or members of a similar governing body, such as a board of directors of a corporation formed under the laws of a State of the United States of America), also if all persons entitled to vote do so.

   With a subsidiary shall be put on a par a partnership acting under its own name in which the company or one ore more subsidiaries are as partner fully liable for the debts towards debtors.

   To the provisions made afore shall apply unabridged the provisions of article 2:24a paragraph 3 and 4 Dutch Civil Code;

r. Supervisory Board: the supervisory board of the company;

s. the minimum required preferred A shares: seven million fifty-five thousand two hundred sixty-six (7,055,266) preferred A shares if applicable adjusted for share splits and consolidation of shares.

Name and seat

Article 2.

1. The name of the company is:
   Tele Atlas N.V.
2. The company has its seat in Amsterdam.

Objects

Article 3.

The objects of the company are:

- to participate in, to finance, to collaborate with, to conduct the management of companies and other enterprises and provide advice and other services to legal persons and other enterprises active in the field of (i) digital maps, geo-encoded

objects and personalised data bases and (ii) products connected with or derived from the products referred to under (i);

- to conduct business in the above referred to field;
- to acquire, manage, encumber and dispose of any property and to invest and manage capital, as well as to advise other persons, bodies corporate, companies and enterprises in respect thereof;
- to acquire, use and/or assign industrial and intellectual property rights and real estate property;
- to provide security for the debts of legal persons or of other entities with who the company is affiliated in a group;
- to undertake all that which is connected to the foregoing or in furtherance thereof,

all in the widest sense of the words.

Capital

Article 4.

1. The company's authorized capital amounts to thirty million euro (EUR 30,000,000.-) and is divided into two hundred million (200,000,000) ordinary shares and one hundred million (100,000,000.-) series A preferred shares convertible into ordinary shares (the 'preferred A shares'), each with a par value of ten cent (EUR 0.10).
2. Each preferred A share is convertible into one (1) ordinary share or in such higher number of shares as resulting from dividing the Original Issue Price (as defined in article 25 of the articles) by the conversion price (as amended from time to time in accordance with article 25 of the articles).

   Article 25.2. (b) applies to any conversion of preferred A shares into ordinary shares.

   If, pursuant to this article 4 and article 25 of the articles, the aggregate nominal value of the preferred A shares to be converted will be lower than the aggregate nominal value of the common shares resulting from such conversion: (i) all respective preferred A shares shall be converted into ordinary shares and (ii) the missing number of ordinary shares shall be issued to the respective holder of preferred A shares.

   The to be issued ordinary shares as referred to under (ii) shall be paid up by charging the share premium reserve A.

   If, in accordance with paragraph 3 of this article, preferred A shares are converted into ordinary shares, the number of preferred A shares in the authorized capital will be decreased in an amount equal to the number ordinary shares resulting from such

conversion and the number of ordinary shares in the authorized capital will be increased with the number of ordinary shares resulting from such conversion.

3. With due observance of paragraph 2 of this article 4, a holder's preferred A shares shall immediately be converted into such number of ordinary shares as follows from the conversion stipulations of the articles in the event:
   - a holder of preferred A shares has sent a notice to the Management Board by registered mail indicating the number of preferred A shares which he wishes to convert.

     The date of conversion will be the day on which such notice has been received by the company;
   - a resolution of the meeting of holders of preferred A shares to convert all of the preferred A shares then outstanding;
   - the company has notified a holder of preferred A shares with a written notice sent by registered mail of election to convert, specifying the number of shares converted and the conversion date, provided that such notice includes a certification signed by the Chief Executive Officer of the company to the effect that (i) the closing price in the United States (or, if such closing price is not available, the closing bid price) of the ordinary shares has been above fifteen euro (EUR 15.-) per share (at the late New York exchange rate with respect to United States dollars as quoted in the morning in the Western edition of the Wall Street Journal and in the same manner as the conversion price adjusted pursuant to article 25 for stock splits, combinations, recapitalizations and the like with respect to the ordinary shares) for sixty consecutive trading days (all of which trading days must be after the respective shares have been listed or authorized for quotation on any of the following exchanges or quotation systems: the American Stock Exchange, New York Stock Exchange, or Nasdaq National Market System) and (ii) such holder is able to freely dispose of such shares either (x) pursuant to Rule 144(k) promulgated pursuant to the U.S. Securities Act of 1933, as amended (the 'U.S. Securities Act'), or (y) pursuant to a registration statement related to such holder's ordinary shares that is effective pursuant to the U.S. Securities Act, and such holder has been provided with at least one copy of a prospectus related to such registration statement that complies in all material respects with the requirements of the U.S. Securities Act and the rules and regulations promulgated thereunder, and which does not include a material misstatement or omis-

sion, and (iii) pursuant to the conversion described in this bullet point no obligation imposed on the shareholder will arise under applicable legislation to make a public offer on the remaining issued shares and/or rights to acquire shares.

The company shall deliver written notice to such holder within five (5) days after the conversion date.

The company shall (i) report this conversion immediately, no later than eight (8) days after the date of conversion, to the office of the Trade Register and (ii) promptly have the (global) share certificates with (global) dividend as referred to in article 9 adjusted.

Furthermore the Management Board of the company shall update the register referred to in article 9, paragraph 2.

4. Upon the conversion as referred to under paragraphs 2 or 3 of this article 4 an amount equal to the total share premium A reserve multiplied by a fraction of which fraction the numerator is the number of preferred A shares then so converted and the denominator shall equal the total number of preferred A shares in issue immediately prior to such conversion, shall be released to the general reserves after deducting, if applicable, of the difference between the par value of the ordinary shares resulting from the conversion and the par value of the preferred A shares so converted.
5. If rights to acquire preferred A shares are exercised by a holder thereof after an Automatic Conversion Event, as defined in Article 25 (including, without limitation, an Automatic Conversion Event under Section 4.3, third bullet, that applies only to such holder), has occurred, the preferred A shares acquired from the exercise of such rights will upon their issue automatically convert into ordinary shares in accordance with paragraphs 2 and 4 of this article and article 25.

   The conversion price in connection therewith will be the conversion price in effect at the time of such Automatic Conversion Event.
6. Wherever the term 'shares' or 'shareholders' is used in the articles this shall be construed to mean both ordinary shares and preferred A shares or the holders of ordinary shares and the holders of preferred A shares respectively, unless the contrary has been stipulated in so many words.

The issue of shares

Article 5.

1. The issue of shares may be effected only by virtue of a resolution adopted by the

shareholders' meeting; such a resolution shall also set out the price and other terms and conditions of issue, if any.

The price may not be below par.

Upon subscription for shares the nominal amount must be paid up.

2. Each shareholder shall, with respect to any issue of ordinary shares, have a pre-emptive right in proportion to the aggregate amount of shares held by him.

   A holder of preferred A shares shall, with respect to any issue of preferred A shares, have a pre-emptive right in proportion to the aggregate amount of shares held by him.

   Pre-emptive rights are non-transferable.

   Notwithstanding the above, if a shareholder who is entitled to a pre-emptive right does not or does not fully exercise such right, the other shareholders shall be similarly entitled to pre-emptive rights with respect to those shares, which have not been claimed.

   In case the other shareholders collectively do not or do not fully exercise their pre-emptive rights, then the general meeting shall be free to decide to whom the shares which have not been claimed shall be issued, and such issuance may be made against a higher price.

   The pre-emptive rights may be limited or excluded, but only with respect to a specific issue, by virtue of a resolution adopted by the corporate body that has the authority to limit or exclude pre-emptive rights after prior approval of the meeting of holders of preferred A shares.

   From the time that no longer an amount equal to at least the minimum required preferred A shares issued on the day of the execution of this deed of amendment to the articles of association of the company is outstanding, the prior approval of the meeting of holders of preferred A shares is no longer required.
3. The shareholders' meeting may delegate the powers as referred to in paragraph 1 and paragraph 2 of this article to the Supervisory Board, all in accordance with articles 2:96 and 2:96a Dutch Civil Code.
4. When shares are issued, there shall be no pre-emptive rights towards (i) shares to be issued against any payment other than in cash or (ii) shares issued to employees of the company or of a group company.
5. A resolution regarding the issue of shares can only be adopted after prior approval of the meeting of holders of preferred A shares.

From the time that no longer an amount equal to at least the minimum required preferred A shares issued on the day of the execution of this deed of amendment to the articles of association of the company is outstanding, the prior approval of the meeting of holders of preferred A shares is no longer required.

6. The provisions of the above paragraphs of the present article shall apply accordingly to the granting of a right to subscribe for shares, but shall not apply to the issue of shares to one who exercises a previously acquired subscription right.

Own shares

Article 6.

1. The company may not subscribe for shares in its own capital at the time shares are issued.
2. Any acquisition by the company of shares in its own capital that are not fully paid-up shall be null and void.
3. The company may acquire fully paid-up shares in its own capital for no value, or in the event that:
   a. the shareholders' equity less the acquisition price is not less than the sum of the paid in and called up part of its capital and the reserves that it is legally required to maintain; and
   b. the par value of the shares to be acquired and of the shares in its capital already held by the company and its subsidiaries is not more than one-tenth of the issued capital; and
   c. the acquisition is authorized by the shareholders' meeting or by another corporate body of the company appointed by the shareholders' meeting for this purpose.

   Any acquisition of shares in violation of the provisions of the present paragraph shall be null and void.
4. If preferred A shares in its own capital will be acquired by the company, a pro rata part of the share premium A reserve that is maintained pursuant to article 17 of the articles in favor of the preferred A shares to be acquired will be decreased and added to the general reserve of the company.

   Preferred A shares that have been acquired by the company may either be cancelled or sold by the company, in which case the consideration shall at least equal the Original Issue Price as then applicable as defined in Article 25 paragraph 1 at the time of the disposal.

Where preferred A shares are so sold by the company the excess of the sales price over the nominal value of the shares so sold, shall be credited to the share premium A reserve.

5. The validity of any such acquisition shall be determined on the basis of the shareholders' equity shown on the most recently adopted balance sheet, less the acquisition price of shares in the capital of the company and third-party distributions from profits or reserves that have become payable by the company and its subsidiaries since the balance sheet date.
   If more than six months have elapsed since the commencement of the financial year, and no annual accounts have been adopted, then an acquisition in accordance with paragraph 3 above shall not be permitted.
6. With due observance of the provisions in article 2:98a paragraph 2 Dutch Civil Code, the preceding paragraphs shall not apply to shares which the company acquires by universal succession of title (*verkrijging onder algemene titel*).
7. The provisions of article 5 of these articles shall apply accordingly to the disposal of shares that the company holds in its own capital, except that such disposal may be below par.
8. The term 'shares' as used in this article shall include depositary receipts issued for shares.
9. Any resolution of the shareholders' meeting referred to in this article can only be adopted after prior approval of the meeting of holders of preferred A shares, except if the shares to be acquired by the company are (i) shares purchased from employees, officers, members of the Management Board of the Company or consultants of the company or its subsidiaries upon termination of their employment for services pursuant to agreements providing for the right of said acquisition or (ii) shares purchased in connection with the settlement of disputes with any shareholder.
   From the time that no longer the minimum required preferred A shares is outstanding, the prior approval of the meeting of holders of preferred A shares is no longer required.

Article 7.

1. The company may not grant loans, provide collateral, guarantee the price, otherwise guarantee or bind itself jointly and severally with or for third parties, for the purpose of the subscription or acquisition by third parties of shares in its capital or of depositary receipts issued therefor.

This prohibition shall also extend to any subsidiaries.

2. This prohibition shall not apply if shares or depositary receipts are subscribed or acquired by or for employees of the company or a group company.

Reduction of capital

Article 8.

1. The shareholders' meeting may resolve to reduce the issued capital by cancellation of shares or by amending the articles to provide for a reduction of the par value of the shares.

   Such a resolution requires the prior approval of the meeting of holders of preferred A shares.

   The shares referred to in any such resolution must be specified therein and provisions for the implementation of such resolution must be made therein.

   The paid in capital may not fall below the minimum capital required by law at the time of the resolution.

2. A resolution to cancel shares may relate only to:
   - shares held by the company itself or of with respect to shares of which it holds the depositary receipts;
   - all preferred A shares with repayment, provided that the meeting of holders of preferred A shares, representing a majority of the preferred A shares, consents thereto.

3. Any reduction of the par value of shares without redemption and without a release from the obligation to pay up, must be made in proportion to all shares.

   This proportional requirement may be waived by agreement of all shareholders affected.

4. Partial repayment on shares is permitted only as a result of the implementation of a resolution to reduce the par value of such shares.

   Such a repayment must be made in proportion to all shares or to all shares of the same class.

   This proportional requirement may be waived by agreement of all shareholders affected.

5. The notice convening a meeting at which a resolution to reduce the issued capital is to be adopted shall state the purpose of the reduction of capital and the manner of its implementation.

   The provisions of paragraph 2 of article 23 of the present articles shall apply accord-

ingly.

6. The company is obliged to publish a resolution to reduce the issued capital in the manner prescribed by law.

   A resolution to reduce the issued capital shall not take effect as long as the company's creditors have legal recourse against it.

7. Upon redemption of preferred A shares with repayment, the repayment shall be equal to the then applicable Original Issue Price.

   The payment shall be charged against (1) the nominal value of the shares so redeemed, (2) the share premium A reserve, and (3) if the then applicable Original Issue Price exceeds the nominal value of the shares so to be redeemed and the share premium A reserve, against the general reserves.

   If the sum of the nominal value of the shares to be redeemed and the share premium A reserve exceeds an amount equal to the then applicable Original Issue Price per share any excess shall be credited to the general reserves.

Shares

Article 9.

1. The ordinary shares shall be held in the form of bearer shares and the preferred A shares shall be registered and numbered consecutively from 1 upwards with addition of the letter A.
2. The Management Board shall keep a register in which amongst other things the names and addresses of the preferred A shareholders are recorded.
3. All bearer shares are embodied in one or more (global) share certificates with (global) dividend coupons attached.

   A share certificate as mentioned in the previous sentence shall be given in the custody of an international central custodian to be designated by the Management Board.

   The central institution as referred to above keeps the share certificate(s) for and on behalf of the title holders in a collective deposit and it is irrevocably entrusted with the administration of the share certificate(s).
4. For the application of the articles the party entitled as joint owner of a collective deposit of bearer shares as referred to in the previous paragraph is considered to be a shareholder.

Management

Article 10.

1. The company shall have a Management Board consisting of at least one member of the Management Board.
The number of members of the Management Board shall be determined by the Supervisory Board with due observance of the previous sentence.
2. Members of the Management Board shall be appointed by the shareholders' meeting from a binding nomination, drawn up by the Supervisory Board in such manner as to make such nomination binding in accordance with Dutch law.
The binding nomination shall be drawn up within two months, after the occurrence of a vacancy to be filled.
If the Supervisory Board fails to make use of its right to draw up a binding nomination or fails to do so in a timely manner, the shareholders meeting shall be free to make the appointment.
The shareholders' meeting may at all times override the binding nature of the Supervisory Board's nomination by adopting a resolution to this effect with two-thirds of the votes cast representing more than half of the issued capital or such lower majority or quorum as Dutch law will permit to require for overriding a binding nomination.
The provisions of 21, paragraph 8 of these articles shall not apply.
3. Members of the Management Board may at any time be suspended or dismissed by the shareholders' meeting.
The shareholders' meeting may adopt a resolution to suspend or dismiss a member of the Management Board only by at least two-thirds of the votes cast at a meeting at which more than half of the issued capital is represented unless the proposal concerned has been made by the Supervisory Board in which case no quorum or quota requirements apply.
4. Members of the Management Board may be suspended by the Supervisory Board at any time.
5. A suspension may last no longer than three months in total, even after having been extended one or more times, unless a resolution for dismissal is adopted, in which case this term runs until the end of the employment contract.
6. The general remuneration policy and other terms and conditions under which members of the Management Board will be appointed shall be determined by the shareholders' meeting.
The Supervisory Board shall, with due observance of the previous sentence, deter-

mine the remuneration and other terms and conditions under which each individual member of the Management Board is appointed.

Article 11.

1. With due observance of the limitations set out by the present articles of association, the Management Board is charged with the management of the company.
   The Management Board must follow the instructions on the general lines of the financial, social, economic and employment policies to be given by the shareholders meeting.
2. The Management Board shall adopt resolutions by an absolute majority of the total number of votes to be cast by all members of the Management Board in office.
   Blank votes shall be considered null and void.
3. At meetings of the Management Board, each member of the Management Board shall be entitled to cast one vote.
4. A member of the Management Board may be represented at Management Board meetings by another member of the Management Board only for a specific meeting.
5. The Supervisory Board is entitled to designate one of the members of the Management Board as Chief Executive Officer who will at the same time be the chairman of the Management Board.
   The Chief Executive Officer may at any time be removed in that capacity by the Supervisory Board, in which case he will continue to be a member of the Management Board.
6. The Management Board may also adopt resolutions without convening a meeting, provided that all of the members of the Management Board have been consulted and that none objects to adopting resolutions in this manner.
7. The Management Board may adopt internal rules regulating its decision making process and working methods, in addition to the relevant provisions of the articles. Establishment of such rules, amendments thereto in any material respect and termination of the rules is subject to the prior approval of the Supervisory Board.
8. The Management Board may adopt an internal allocation of duties for each member of the Management Board individually.
   Such allocation of duties requires the approval of the Supervisory Board.
9. Without prejudice to its own responsibility, the Management Board is authorized to appoint persons with such authority to represent the company and, by granting of a power of attorney, conferring such titles and powers as shall be determined by the

Management Board.

10. Subject to paragraph 11 of this article, the Management Board is authorized to engage in the legal transactions (*rechtshandelingen*) set forth in article 2:94 paragraph 1 Dutch Civil Code without obtaining the prior approval of the shareholders' meeting.

    The Management Board is not entitled to resolve to enter into a statutory merger whereby the company acts as the acquiring legal entity without the prior approval of the shareholders' meeting, unless this is a statutory merger referred to in article 2:333 Dutch Civil Code.

    Furthermore, the Management Board is not entitled to resolve to enter into a legal demerger (*juridische splitsing*) whereby the company acts as the acquiring or demerging legal entity without the prior approval of the shareholders' meeting, unless this is a legal demerger (*juridische splitsing*) referred to in article 2:334hh Dutch Civil Code.

11. The Supervisory Board is authorized to adopt resolutions by which they require the Management Board to submit resolutions of the Management Board concerning such matters as will be clearly identified in the resolution to the approval of the Supervisory Board.

    The Management Board will have to obtain the approval of the Supervisory Board on the matters designated in such resolution from the time that the Management Board has been informed in writing of the contents of the resolution.

    The Supervisory Board may withdraw such resolution in whole or in part, provided that such withdrawal resolution must, in deviation from the majority required under article 14 paragraph 10 of the articles, be adopted by all members of the Supervisory Board that are in function at that time less one.

12. With due observance of the provisions of these articles and as long as at least the minimum required preferred A shares issued on the day of the execution of this deed of amendment to the articles of association of the company are outstanding, the Management Board resolutions relating to any of the following matters shall be subject to the prior approval of the meeting of holders of preferred A shares:

    a. any offer, sale, authorization, designation or issuance of any security of the company with rights, preferences or privileges that are senior to or pari passu with the rights, preferences or privileges of preferred A shares;

    b. any increase in the number of authorized preferred A shares;

c. a sale by the company of all or substantially all of its assets;
d. any issuance by the company of a new debt (or similar obligation for borrowed money) instrument or amendment to an existing debt instrument if, immediately following such issuance or amendment, the aggregate amount that the company owes (pursuant to all such instruments) exceeds twenty-five million United States Dollars (USD 25,000,000), excluding capital lease lines and ordinary course of business debt;
e. a statutory merger *(fusie)* or demerger *(splitsing)*, both in case the company is the acquiring company and in case the company is the disappearing company or the company that splits or splits off assets/liabilities;
f. any distribution or payment, including but not limited to those made in accordance with articles 6 or 8 of the articles as well as the payment of interim-dividend insofar such distribution or payment is made in respect of ordinary shares;
g. entering into any of the legal acts set forth in article 2:94, paragraph 1 Dutch Civil Code.

13. For the purpose of the applicability of paragraph 12 of this article a resolution of the Management Board in its capacity of corporate body of a company in which the company participates, shall be treated as a resolution of the Management Board to enter into a transaction as referred to in the previous sentence, provided that the first mentioned resolution is subject to such approval.
Failure to obtain the approval defined in the present paragraph shall not affect the authority of the Management Board or the members of the Management Board to represent the company.

Article 12.

In the event that one or more Managing Directors are absent or prevented from acting, the remaining Managing Directors or the sole remaining Managing Director shall be entrusted with the management of the company.

In the event that all the Managing Directors or the sole Managing Director is absent or prevented from acting, a person to be appointed for that purpose by the Supervisory Board, whether or not from among its members, shall be temporarily entrusted with the management of the company.

Representation

Article 13.

1. The company shall be represented by the Management Board except to the extent otherwise provided by law.
   In addition, if the Management Board consists of more than two members, the authority to represent the company shall also be vested in two members of the Management Board acting jointly.
2. In all events in which the company has a conflict of interest with a member of the Management Board in his private capacity, the board resolution regarding that relevant legal act requires the prior approval of the Supervisory Board.
   Failure to obtain the approval defined in the previous sentence shall not affect the Management Board or the members of the Management Board' authority to represent the company.
   In all other events of the company having a conflict of interest with one or more members of the Management Board within the meaning of article 2:146 Dutch Civil Code, the company shall continue to be represented in the manner described in the second sentence of paragraph 1 above without prejudice to the last sentence of aforementioned article of the Dutch Civil Code.

Supervisory Board

Article 14.

1. The company shall have a Supervisory Board consisting of seven Supervisory Board Directors.
2. The members of the Supervisory Board shall be appointed by the shareholders meeting.
3. The duties of the Supervisory Board shall be the supervision of the conduct of management by the company's Management Board and of the general course of affairs of the company and of any affiliated enterprise.
   The Supervisory Board shall assist the Management Board by rendering advice.
   In performing their duties, the members of the Supervisory Board shall be guided by the interests of the company and of any enterprise affiliated therewith.
   The Management Board shall provide the Supervisory Board with the information necessary for the performance of its duties, in a timely manner.
4. The shareholders' meeting shall determine the remuneration of the Supervisory Board.
5. A member of the Supervisory Board shall resign at the close of the shareholders' meeting at which the annual accounts are considered, in the year in which four (4)

years have elapsed since his latest appointment.

Resigning members of the Supervisory Board shall be immediately eligible for re-election.

Members of the Supervisory Board may be suspended or dismissed by the shareholders' meeting at any time.

A suspension may last no longer than three months in total, even after having been extended one or more times.

6. The Supervisory Board shall at any time have access to all buildings and premises in use by the company, and shall be entitled to inspect all of the company's books and records and to examine all of the company's assets.

   The Supervisory Board may delegate this authority to one or more of its members, or to an expert.

7. The Supervisory Board will designate one of its members as chairman of the Supervisory Board and one of the Supervisory Directors as a deputy chairman of that board.

   The chairman of the Supervisory Board and his deputy may at any time be removed as such by the Supervisory Board.

   The Supervisory Board may designate a member of the Supervisory Board as delegated Supervisory Director who shall be particularly responsible for maintaining regular contact with the Management Board on the state of affairs in the company.

8. The Supervisory Board may establish committees, consisting of one or more members of the Supervisory Board.

   A member of such committee shall resign from such committee at the close of the shareholders' meeting at which the annual accounts are considered, in the year in which four (4) years have elapsed since his appointment or, if this would be earlier, in the year in which his current term of appointment as member of the Supervisory Board expires.

   The provisions of the second through last sentence of paragraph 5 of this article shall apply accordingly.

9. The Supervisory Board is authorized to terminate any committee it has designated.

10. The Supervisory Board can only adopt resolutions at meetings at which at least five (5) members of the Supervisory Board are present or represented by an absolute majority of the total number of votes of the members present or represented, however resolutions related to (i) the establishment or termination of any committee as

referred to in paragraphs 8 and 9 of this article 14, (ii) the appointment or dismissal of members of such committee as well as the establishment, amendment or termination of its mandate, and (iii) matters contemplated by Article 25.2.(c)(i), number (1) where such issues or grants are made to persons other than employees, officers or managing directors of the company or its subsidiaries, and Article 25.2.(c)(i) numbers (6), (7), (8), (9) and (10) can only be adopted with a majority of at least five votes in favour.

Blank votes shall be considered null and void.

11. Each member of the Board shall be entitled to cast one vote.
12. A Supervisory Director may be represented at a meeting of the Supervisory Board only by another Supervisory Director only for a specific meeting.
13. The Supervisory Board may also adopt valid resolutions without convening a meeting, provided that all members of the Supervisory Board approve the resolution in writing (including all forms of transmission of written material) unanimously.
14. If it is necessary to provide the shareholders or the Management Board with evidence of a resolution adopted by the Supervisory Board, the signature of the chairman of that Board or of his deputy or of the delegated Supervisory Director shall suffice.
15. The Supervisory Board may establish rules regarding its decision-making process and working methods, in addition to the relevant provisions of the articles.

    Establishment of such rules, amendments thereto in any material respect and termination of the rules is subject to the prior approval of the meeting of holders of preferred A shares.

    From the time that no longer the minimum required preferred A shares is outstanding, the prior approval of the meeting of holders of preferred A shares is no longer required.

Indemnification members of the Supervisory Board and members of the Management Board

Article 15.

1. The company shall indemnify any person who is or was a member of the Supervisory Board or the Management Board and who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in his capacity of member of the Supervisory Board or the Management Board of the company ('indemnitee'),

against any and all liabilities including all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or outside of his mandate.

The termination of any action, suit or proceeding by a judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, in and of itself, create a presumption that the person did not act in good faith and not in a manner which he reasonably could believe to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful or outside of his mandate.

2. No indemnification pursuant to paragraph 1 of this article 15 shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged in a final and non-appealable judgment to be liable for gross negligence or wilful misconduct in the performance of his duty to the company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such liabilities and expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.
3. Expenses (including attorneys' fees) incurred by an indemnitee in defending a civil or criminal action, suit or proceeding shall be paid by the company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of an indemnitee to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the company as authorised in this article.
4. The indemnification provided for by this article shall not be deemed exclusive of any other right to which a person seeking indemnification or advancement of expenses may be entitled under the laws of the Netherlands as from time to time amended or under any by-laws, agreement, resolution of the general meeting both as to actions in his official capacity and as to actions in another capacity while holding such posi-

tion, and shall continue as to a person who has ceased to be a member of the Supervisory Board or the Management Board and shall also inure to the benefit of the heirs, executors, administrators and the estate of such person.

The company may grant rights to indemnification and to the advancement of expenses to any Indemnitee to the fullest extent of the provisions of this article 15 with respect to the indemnification and advancement of expenses of Indemnitees.

5. The company may purchase and maintain insurance on behalf of any indemnitee, whether or not the company would have the power to indemnify him against such liability under the provisions of this article.
6. Whenever in this article reference is made to the company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its members of the Supervisory Board or the Management Board, so that any person who is or was a member of the Supervisory Board or the Management Board, or is or was serving at the request of such constituent company as a member of the Supervisory Board or the Management Board, shall stand in the same position under the provisions of this article 15 with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.
7. To the fullest extent possible no person shall be personally liable to the company or its shareholders for monetary damages for breach of fiduciary duty as a member of the Supervisory Board or the Management Board.
8. No amendment, repeal or modification of this article 15 shall adversely affect any right or protection of any person entitled to indemnification or advancement of expenses under this article 15 prior to such amendment, repeal or modification.

Financial year, annual accounts, annual report

Article 16.

1. The company's financial year shall be concurrent with the calendar year.
2. The Management Board shall prepare the annual accounts within five months of the end of each financial year, unless this period is extended by the shareholders' meeting by no more than six months due to extraordinary circumstances.

   The annual accounts shall be signed by all members of the Management Board and all members of the Supervisory Board.

If the signature of one or more of these is lacking, this fact and the reason therefor shall be indicated.

Unless the provisions of article 2:403 Dutch Civil Code apply to the company, the Management Board shall also, within the above-mentioned period, prepare an annual report.

3. If and to the extent that the company is subject to the relevant legal provisions to this effect, the shareholders' meeting shall instruct an accountant, to audit the annual accounts and, if prepared, the annual report by the Management Board, to report thereon, and to issue an auditor's certificate with respect thereto.

   If the shareholders' meeting fails to issue such instructions, the Supervisory Board shall be authorized to do so, and if the latter fails to do so, the Management Board.

4. The company shall ensure that, as of the day on which a meeting of shareholders at which they are to be considered, is called, the annual accounts, the annual report, if prepared, and the additional information to be provided pursuant to article 2:392 paragraph 1 Dutch Civil Code are available for examination by those entitled to attend meetings.

   The company shall make copies of the documents referred to in the previous sentence available free of charge to those entitled to attend meetings.

   If these documents are amended, this obligation shall also extend to the amended documents.

5. The annual accounts shall be adopted by the shareholders' meeting.

   After the proposal to adopt the annual accounts has been dealt with, the proposal will be made to the shareholders' meeting to discharge, in connection with the annual accounts and all that has been said in relation thereto in the meeting of shareholders, the members of the Management Board in respect of their conduct of management during the relevant financial year and the members of the Supervisory Board in respect of their supervision thereof.

6. If and to the extent required by law, the company shall be obliged to make its annual accounts publicly available at the Trade Register.

Share premium and dividend reserve

Article 17.

1. In addition to the statutory reserves, if any, the company has one reserve in the form of a share premium reserve, namely a share premium reserve A, to the balance of which the holders of preferred A shares are exclusively entitled.

2. Contributions, above the par value, made on the preferred A shares shall be credited to the share premium reserve A.
3. Distributions out of the share premium reserve A may only be made in accordance with (i) article 4 paragraph 4 and (ii) article 8 paragraph 7 of the articles.

Allocation of profits

Article 18.

1. The company may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that the company's shareholders' equity exceeds the sum of the paid-in capital of the company and the reserves which it is legally required to maintain.
2. The profit appearing from the profit and loss account adopted by the meeting of shareholders shall be at the disposal of the meeting of shareholders.
3. Where a dividend is declared or a distribution from general reserves is made such dividend or distribution will be allocated between the class of ordinary shares and the class of preferred A shares as if the preferred A shares had already been converted into ordinary shares.
4. If shares are issued in the course of a financial year, the dividend on these shares in the relevant financial year will be decreased proportionally till the day of issue of these shares in this financial year.
5. The company may make interim distributions only to the extent that the requirements set forth in paragraph 1 above are satisfied.
6. Any distribution or the payment of interim-dividend to the holders of ordinary shares requires the prior approval of the meeting of holders of preferred A shares.
7. There shall be no distribution of profits in favour of the company with respect to shares, or to shares of which it holds depositary receipts issued therefore, which the company has acquired in its own capital.
8. In computing the distribution of profits, shares with respect to which, pursuant to paragraph 7 above, no distribution is to be made in favour of the company, shall be disregarded.
9. Any claim a shareholder may have to a distribution shall lapse after five years, to be computed from the day on which such a distribution becomes payable.

Meetings of shareholders

Article 19.

1. The annual meeting of shareholders shall be held every year within six months of

the end of the financial year.

The matters to be considered at such a meeting must include the following:

- the annual report;
- the adoption of the annual accounts.

In the event that the period referred to in article 16 paragraph 2 is extended, the matters indicated in the previous sentence will be dealt with in a shareholders' meeting to be held no later than one month after the extension.

2. Extraordinary meetings of shareholders shall be held as often as the Management Board or the Supervisory Board deems this necessary or upon the written request of those entitled to attend meetings, representing at least one-tenth of the issued capital, to the Management Board and/or the Supervisory Board, setting out the matters to be considered in detail.
3. If persons who are entitled to attend meetings representing at least one-tenth of the issued capital have requested the Management Board and/or the Supervisory Board to call a meeting of shareholders as described in the previous paragraph, and, within fourteen days thereof, no such meeting, to be held within a month of the dispatch of the above-mentioned request, has been called, the parties requesting the meeting shall be authorized to call such meeting themselves.
4. If required by applicable law, each person or persons entitled to attend meetings and at least representing one percent of the issued capital, shall have the right to initiate proposals for consideration at a meeting of shareholders (*recht van initiatief*), provided that this proposal has been received by the Management Board, by registered letter, sixty days prior to the meeting and this proposal does not conflict with the general interest of the company.

Article 20.

1. Meetings of shareholders shall be held in the municipality in which the company has its seat, in the municipality Haarlemmermeer (Schiphol) or 's-Hertogenbosch.
2. The meeting will be held in the English language.
3. The notice calling a meeting of shareholders may be issued by the Management Board, a member of the Management Board, the Supervisory Board, or a member of the Supervisory Board, by means of a call notice dispatched no later than the fifteenth day before the date of the meeting.
4. The notice convening the meeting will state the matters to be considered or it will announce that the persons entitled to attend meetings may inspect the agenda and

the other documents deposited for the meeting and obtain free copies thereof at the office of the company as well as at such locations including a foreign bank subject to commercial supervision by its government, as stated in the notice convening the meeting.

5. The notice convening the meeting will also state the location(s) where and the date on which those persons deriving their rights to attend meetings from bearer shares shall at the latest deposit documentary evidence of their rights against a receipt which may serve as admission ticket to the meeting.
   The date referred to in the preceding sentence may not be set earlier than on the seventh day prior to the date of the meeting.
   A statement of a bank, registered by virtue of the Act on the Supervision of the Credit System, or of a foreign bank subject to commercial supervision by its government, may also serve as admission ticket as referred to in the penultimate sentence, to the effect that the number of shares stated in said statement are kept in (its collective) deposit in the name of the person mentioned in said statement and will be kept in deposit up and to including the date of the meeting.
6. The Management Board is authorized when convening a shareholders meeting to set a record date as mentioned in article 2:119 Dutch Civil Code.
7. All notices convening a meeting of shareholders and notifications by the company, destined for persons entitled to attend meetings will be made by means of an advertisement in at least one nationally distributed daily news paper as well as in such foreign newspaper as to be determined by the Management Board.
8. Meetings of shareholders shall be chaired by the chairman of the Supervisory Board and in case of his absence, the deputy chairman of the Supervisory Board and in case of his absence a Supervisory Director to by designated by the Supervisory Board.
   In the absence thereof, the shareholders' meeting shall appoint its own chairman.
9. The Management Board shall keep notes of the adopted resolutions.
   The notes shall be deposited at the offices of the company for examination by all persons entitled to attend meetings.
   Those persons shall be given a certified copy or extract of these notes at request, at no more than cost.

Article 21.

1. All those entitled to attend meetings shall be entitled to be present at and to address

that meeting, either in person or by written proxy.

Members of the Supervisory Board and Management Board as such have the right to attend the meetings of shareholders.

In these meetings they shall have the right to advise.

The chairman of the meeting shall decide on the admission of other persons to the meeting.

2. Each share shall entitle the holder thereof to cast one vote.
3. In order to be able to participate in the voting, the shareholders or their representatives must sign the attendance book, indicating the number of shares represented by them.
4. No votes may be cast with respect to shares held by the company or any of its subsidiaries; nor with respect to shares for which any of them holds depositary receipts.
5. Usufructuaries and pledgees of shares belonging to the company or to any of its subsidiaries shall nevertheless be entitled to vote if the usufruct or the pledge, as the case may be, was established before the share was owned by the company or its subsidiary.

   The company may not exercise voting rights with respect to any share on which it has a right of usufruct or a pledge.
6. The number of shares that, according to law, may not exercise the right to vote, shall be disregarded in determining the extent to which the shareholders vote, are present or represented, or the extent to which the share capital is provided or represented.
7. Resolutions of the shareholders' meeting shall be adopted by an absolute majority of the votes cast, except in those cases in which the law or these articles require a greater majority.

   Blank votes shall be considered null and void.
8. If these articles provide that the validity of a resolution shall depend on the part of the capital represented at a meeting, and such part is not represented at such meeting, then a new meeting may be called to be held not sooner than three weeks and not later than five weeks after the first meeting at which the resolution may be validly adopted irrespective of the part of the capital represented at such new meeting.

   The call notice for the new meeting must indicate, giving the reason therefor, that the resolution may be validly adopted irrespective of the part of the capital represented at the meeting.

9. The chairman of the meeting will decide in which way votes can be cast.
   Voting by acclamation shall be permitted, unless one of those present and entitled to vote objects thereto.
10. The opinion of the chairman expressed at the meeting as regards the outcome of a vote will be decisive.
   The same will apply to the contents of a resolution passed, insofar as votes will have been cast on a proposal not laid down in writing.
   However, if immediately after the opinion referred to in the preceding sentences having been expressed, its correctness will be challenged, a new vote will be taken, in case the majority of the general meeting, or if the original vote was not taken by roll call or in writing, one of the persons entitled to vote will desire this.
   As a result of said new vote the legal consequences of the original will be cancelled.
11. The chairman of the meeting shall decide upon all matters relating to admittance to the meeting and all other matters relating to the proceedings of the meeting.
12. With due observance of the provisions of these articles and as long as an amount equal to at least the minimum required preferred A shares is outstanding, the general meeting resolutions relating to any of the following matters shall be subject to the prior approval of the meeting of holders of preferred A shares:
   a. the issuance of shares and the granting of a right to subscribe for shares as referred to in article 5 paragraphs 5 and 6 of the articles
   b. the limitation or exclusion of preemptive rights as referred to in article 5 paragraph 2 of the articles;
   c. the acquisition by the company of its own shares as referred to in article 6 paragraph 9 of the articles;
   d. the reduction of the issued capital by cancellation of shares as referred to in article 8 paragraph 1 of the articles;
   e. any distribution to the holders of ordinary shares as referred to in article 18 paragraph 6 of the articles;
   f. amendment to the company's articles, to merge *(fuseren)* and to demerge (*splitsen)* as referred to in article 23 paragraph 1 of the articles;
   g. to dissolve the company as referred to in article 24 paragraph 1 of the articles.

   From the time that no longer an amount equal to the minimum required preferred A shares is outstanding, the requirement under each of the individual clauses referenced under a up to and including g above will also no longer apply.

Meetings of holders of preferred A shares

Article 22.

1. Meetings of the holders of a preferred A shares shall be convened by the Supervisory Board, the Management Board or by a holder or holders who alone or together with their group companies hold(s) ten percent or more of the preferred A shares.
2. The notice calling a meeting of the holders of preferred A shares may be issued by the Management Board, a member of the Management Board, the Supervisory Board, or a member of the Supervisory Board, by means of a call notice dispatched no later than the fifteenth day before the date of the meeting.
3. The call notice shall set forth the date, place and time of the meeting and the matters to be considered.

   Call notices to persons entitled to attend meetings shall be directed to the addresses set out in the register of shareholders are referred to in article 9.
4. If one or more call notices dispatched in accordance with the provisions set forth above in paragraphs 3 and 4, should fail to reach their destination, this fact shall not affect the constitution of the meeting or the validity of the resolutions to be adopted at it.
5. The provisions of article 20 paragraphs 1 and 2 and paragraph 2 through 11 of article 21 of the articles shall apply accordingly.

   Members of the Supervisory Board and the members of the Management Board cannot act as proxyholder on behalf of a holder of preferred A shares.
6. The meeting of holders of preferred A shares may also adopt resolutions in writing with a simple majority without convening a meeting, provided that all holders of preferred A shares have been consulted and none of them have objected to adopt the resolutions in this matter.

Amendments of the articles of association, merger *(fusie)*, demerger *(splitsing)*

Article 23.

1. The shareholders' meeting may resolve to amend the company's articles, to merge *(fuseren)* and to demerge (*splitsen)* after prior approval of the meeting of holders of preferred A shares.
2. Those calling a meeting of shareholders at which a proposal to amend the articles is to be considered must deposit a copy of the proposal, containing the verbatim text of the proposed amendment, at the offices of the company and the locations referred to in article 20 paragraph 4 for examination by all persons entitled to attend meetings,

until after the close of the meeting.

Those entitled to attend meetings must be given the opportunity to obtain a copy of the proposal described in the previous sentence from the day on which the call notice for that meeting is dispatched until the day the meeting of shareholders is held.

Such copies shall be provided free of charge.

Dissolution, liquidation

Article 24.

1. The provisions of article 23 paragraph 1 of the present articles shall apply to a shareholders resolution to dissolve the company.
2. In the event that a resolution to dissolve the company is adopted, the liquidation shall be arranged by the Management Board under supervision of the Supervisory Board, unless the shareholders' meeting appoints other liquidators.
   The remuneration to be paid to the liquidator or liquidators shall be determined by a resolution adopted at the same time as the resolution to dissolve the company.
3. The present articles shall remain effective, to the extent possible, during the liquidation.
4. From the surplus of the equity of the dissolved company, after the creditors have been paid, shall in the first place be distributed to the holders of preferred A shares an amount equal to the Original Issue Price applicable at the time the company is dissolved.
   That which subsequently remains shall be distributed to the holders of ordinary shares.
   If a holder of preferred A shares will receive a greater return by converting from preferred A shares to ordinary shares, such holder shall participate in the greater return by being deemed to have converted its preferred A shares to ordinary shares and will receive any payments as a holder of ordinary shares.
   If the liquidation surplus is not enough to distribute the applicable Original Issue Price to all holders of the preferred A shares wholly, the surplus will be distributed in proportion to the total number of preferred A shares held by them.
5. After the liquidation has been completed, the books, records and other data carriers of the dissolved company shall remain in the possession of a person to be appointed by the shareholders' meeting for that purpose for the period of time provided by law.

Conversion Price and Adjustment of Conversion Price

Article 25.

1. **Definitions**:

   Terms defined in his paragraph will have the following meaning in this article 25 only.

   - '**Automatic Conversion Event**': (a) the meeting of holders of preferred A shares resolving that all of the issued preferred A shares are converted into ordinary shares, and (b) with respect to any holder of preferred A shares the event described in article 4 paragraph 3 under the third bullet point;
   - '**Conversion Price**': five euro (EUR 5.-) per share (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein) but can at no time be less than the nominal value of one ordinary share;
   - '**Convertible Securities**': any evidences of indebtedness, shares or other securities convertible into or exchangeable for ordinary shares.
   - '**Options**': rights, options or warrants to subscribe for, purchase or otherwise acquire ordinary shares or Convertible Securities;
   - '**Original Issue Price**': five euro (EUR 5.-) per share for the preferred A shares (subject to adjustment from time to time for Recapitalizations with respect to the preferred A shares as set forth elsewhere in this article 25);
   - '**Recapitalization**': any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. **Conversion**

   The preferred A shares are convertible or will be converted in the events mentioned in article 4 paragraph 3 of the articles.

   The rights of a holder of preferred A shares as to the number of ordinary shares that he has the right to receive upon the conversion of his shares (the '**Conversion Rights**') are:

   a. **Rights upon Convert**

      Each preferred A share shall be convertible at any time after the date of issuance of such share into that number of fully-paid, ordinary shares determined by dividing the Original Issue Price by the Conversion Price then in effect.

      The number of ordinary shares into which each share of preferred A shares may be converted is hereinafter referred to as the '**Conversion Rate**', which number for the avoidance of doubt may itself be a fraction.

      Upon any decrease or increase in the Conversion Price for preferred A shares,

as described in this article 25, the Conversion Rate for such series shall be appropriately increased or decreased.

b. **Mechanics of Conversion**

No fractional ordinary shares shall be issued upon conversion of preferred A shares, but all preferred A shares of a holder that are converted at the same time will be taken together in order to determine the number of ordinary shares such holder shall receive upon conversion and the fraction that will be paid out against the general reserves of the company.

In lieu of any fractional shares to which the holder would otherwise be entitled, the company shall pay cash equal to such fraction multiplied by the then fair market value of an ordinary share as determined by the Supervisory Board.

On the date of the occurrence of an Automatic Conversion Event applicable to a holder of record of preferred A shares, each such holder shall be deemed to be the holder of record of the ordinary shares issuable upon such conversion.

The company will deliver the ordinary shares resulting from the conversion as soon as practicable after the holder of preferred A shares, which term will for the purpose of the actions to be taken after the conversion also include the former holders of preferred A shares that have been converted, has informed the company in writing of (i) the name of a bank or financial institution that is participating in the book-entry system for the transfer of securities maintained by Clearstream A.G., or such organization that will at the time of the conversion operate the book-entry system through which the ordinary shares are administered, through which bank or financial institution the holder wants to hold its ordinary shares and (ii) with adequate details on the account to which such ordinary shares will have to be credited.

This provision applies accordingly to a request by an individual holder of preferred A shares as referred to in article 4 paragraph 3 under the first bullet point.

c. **Adjustments to Conversion Price for Diluting Issues**

(i) **Special Definition**

For purposes of this article 25.2.(c), '**Additional Shares of Common**' shall mean all ordinary shares issued (or, pursuant to this article 25.2.(c).(iii), deemed to be issued) by the company after the date preferred A shares were first issued by the company, other than issuances or deemed issuances of:

1. ordinary shares and options, warrants or other rights to purchase ordi-

nary shares issued to employees, officers or directors of, or consultants or advisors to the company or any subsidiary pursuant to restricted stock purchase agreements, stock option plans or similar arrangements; provided the issuance of such shares options, warrants or other rights to purchase ordinary shares is approved by the Supervisory Board;

2. ordinary shares issued upon the exercise or conversion of options or Convertible Securities outstanding as of the date preferred A shares were first issued by the company;
3. ordinary shares issued upon the conversion of preferred A shares;
4. warrants to acquire preferred A shares to be issued by the company against an exercise price not less than the Conversion Price applying at the time such warrants are issued;
5. ordinary shares issued or issuable as a dividend or distribution on shares or pursuant to any event for which adjustment is made pursuant to article 25.2. (d), (e) or (g);
6. ordinary shares issued or issuable pursuant to the acquisition of another company by the company by merger, purchase of all or substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Supervisory Board;
7. ordinary shares issued or issuable to banks, equipment lessors or other financial institutions pursuant to a debt financing or commercial leasing transaction approved by the Supervisory Board;
8. ordinary shares issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Supervisory Board;
9. ordinary shares issued or issuable in connection with sponsored research, collaboration, technology license, development, Original Equipment Manufacturing, marketing or other similar agreements or strategic partnerships approved by the Supervisory Board; and
10. ordinary shares issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Supervisory Board;

(ii) **No Adjustment of Conversion Price**

No adjustment in the Conversion Price shall be made in respect of the issu-

ance of Additional Shares of Common unless the consideration per share (as determined pursuant to article 25.2.(c) (v)) for an Additional Share of Common issued or deemed to be issued by the company is less than the Conversion Price in effect on the date of, and immediately prior to, such issue.

(iii) **Deemed Issue of Additional Shares of Common**

In the event the company at any time or from time to time after the date of the first issuance of preferred A shares shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of ordinary shares issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business in the Netherlands on such record date, provided that in any such case in which shares are deemed to be issued:

1. no further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or ordinary shares in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;
2. if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the company or in the number of ordinary shares issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this article 25 or pursuant to Recapitalization provisions of such Options or Convertible Securities such as article 25.2.(d), (e) and (g) hereof), the Conversion Price of each preferred A share and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

3. No readjustment pursuant to paragraph (2) above shall have the effect of increasing the Conversion Price of a preferred A shares to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;
4. Upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each preferred A share computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:
   a. in the case of Convertible Securities or Options for ordinary shares, the only Additional Shares of Common issued were the ordinary shares, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the company for the issue of such exercised Options plus the consideration actually received by the company upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the company upon such conversion or exchange, and
   b. in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the company for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the company for the issue of such exercised Options, plus the consideration deemed to have been received by the company (determined pursuant to article 25.2.(c)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and
5. if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such re-

cord date shall be cancelled as of the close of business in the Netherlands on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this article 25.2.(c)(iii) as of the actual date of their issuance.

(iv) **Adjustment of Conversion Price Upon Issuance of Additional Shares of Common**

In the event this company shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to article 25.2.(c)(iii)) without consideration or for a consideration per share less than the Conversion Price in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected preferred A shares shall be reduced, concurrently with such issue, to a price (calculated to the nearest one cent (EUR 0.01)) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of ordinary shares outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the company for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of ordinary shares outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued.

Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than one cent (EUR 0.01), but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal one cent (EUR 0.01) or more in the aggregate.

For the purposes of this article 25.2.(c)(iii), all ordinary shares issuable upon conversion of all outstanding preferred A shares and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v) **Determination of Consideration**

For purposes of this article 25.2.(c).(v), the consideration received by the company for the issue (or deemed issue) of any Additional Shares of Com-

mon shall be computed as follows:

1. **Cash and Property**

   Such consideration shall:

   a. insofar as it consists of cash, be computed at the aggregate amount of cash received by the company before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the company for any underwriting or otherwise in connection with such issuance;

   b. insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Supervisory Board; and

   c. in the event Additional Shares of Common are issued together with other shares or securities or other assets of the company for consideration which covers both, be the proportion of such consideration so received, computed as provided in paragraphs (a) and (b) above, as reasonably determined in good faith by the Supervisory Board.

2. **Options and Convertible Securities**

   The consideration per share received by the company for Additional Shares of Common deemed to have been issued pursuant to article 25.2.(c)(iii) shall be determined by dividing:

   (x) the total amount, if any, received or receivable by the company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

   (y) the maximum number of ordinary shares (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such

Convertible Securities.

d. **Adjustments for Subdivisions or Combinations of ordinary shares**

In the event the outstanding ordinary shares shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of ordinary shares, the Conversion Price of each preferred A share as in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased.

In the event the outstanding ordinary shares shall be combined (by reclassification or otherwise) into a lesser number of ordinary shares, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

e. **Adjustments for Subdivisions or Combinations of preferred A shares**

In the event the outstanding preferred A shares or a preferred A share shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of preferred A shares, the Original Issue Price as in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased.

In the event the outstanding preferred A shares or a preferred A share shall be combined (by reclassification or otherwise) into a lesser number of preferred A shares, the Original Issue Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

f. **No Adjustments for Subdivisions or Combinations of ordinary shares and preferred A shares**

Where the ordinary shares and the preferred A shares are subdivided or combined at the same time the adjustments contemplated by paragraphs (d) and (e) will only be carried through to the extent that is necessary in order to preserve the rights the holders of preferred A shares had immediately prior to such simultaneous Subdivision or Combination of ordinary and preferred A shares.

g. **Reorganization, Reclassification, Consolidation, Merger or Sale**

Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation's assets or other transaction, in each case which is effected in such a manner that the holders of ordinary shares are entitled to receive (either directly or upon subsequent liquidation) stock, securi-

Convertible Securities.

d. **Adjustments for Subdivisions or Combinations of ordinary shares**

In the event the outstanding ordinary shares shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of ordinary shares, the Conversion Price of each preferred A share as in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased.

In the event the outstanding ordinary shares shall be combined (by reclassification or otherwise) into a lesser number of ordinary shares, the Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

e. **Adjustments for Subdivisions or Combinations of preferred A shares**

In the event the outstanding preferred A shares or a preferred A share shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of preferred A shares, the Original Issue Price as in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased.

In the event the outstanding preferred A shares or a preferred A share shall be combined (by reclassification or otherwise) into a lesser number of preferred A shares, the Original Issue Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

f. **No Adjustments for Subdivisions or Combinations of ordinary shares and preferred A shares**

Where the ordinary shares and the preferred A shares are subdivided or combined at the same time the adjustments contemplated by paragraphs (d) and (e) will only be carried through to the extent that is necessary in order to preserve the rights the holders of preferred A shares had immediately prior to such simultaneous Subdivision or Combination of ordinary and preferred A shares.

g. **Reorganization, Reclassification, Consolidation, Merger or Sale**

Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation's assets or other transaction, in each case which is effected in such a manner that the holders of ordinary shares are entitled to receive (either directly or upon subsequent liquidation) stock, securi-

ties or assets with respect to or in exchange for ordinary shares, is referred to herein as an 'Organic Change'.

Prior to the consummation of any Organic Change, the company shall make appropriate provisions (in form and substance as approved by the meeting of the holders of a majority of the preferred A shares then outstanding) to insure that the preferred A shares or the rights attached thereto shall not cease to exist or be cancelled as a result of such Organic Change, unless such cancellation is approved by the meeting of holders of preferred A shares, and each of the holders of the preferred A shares shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the shares of Conversion Stock immediately theretofore acquirable and receivable upon the conversion of such holder's preferred A shares, such shares, securities or assets as such holder would have received in connection with such Organic Change if such holder had converted its preferred A shares immediately prior to such Organic Change.

In each such case, the company shall also make appropriate provisions (in form and substance approved by the meeting of the holders of a majority of the preferred A shares then outstanding) to insure that the provisions of this paragraph (g) shall thereafter be applicable to the preferred A shares (including, in the case of any such consolidation, merger or sale in which the successor entity or purchasing entity is other than the company, an immediate adjustment of the Conversion Price to the value for the ordinary shares reflected by the terms of such consolidation, merger or sale, and a corresponding immediate adjustment in the number of ordinary shares acquirable and receivable upon conversion of preferred A shares, if the value so reflected is less than the Conversion Price in effect immediately prior to such consolidation, merger or sale). The company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance as approved by the meeting of the holders of a majority of the preferred A shares then outstanding), the obligation to deliver to each such holder such shares, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

h. Non-impairment

The company will not through any reorganization, transfer of assets, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the company but will at all times in good faith assist in the carrying out of all the provisions of this article 25.2. and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of preferred A shares against impairment.

Notwithstanding the foregoing, nothing in this article 25.2.(h) shall prohibit the company from amending the articles or any amended articles of association or entering into any merger, demerger or similar transaction with consents required under the articles.

i. **Certificate as to Adjustments**

Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this article 25, the company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and end to each holder of preferred A shares at his address shown in the shareholders register of the company a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.

The company shall, upon the written request at any time of any holder of preferred A shares, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of ordinary shares and the amount, if any, of other property which at the time would be received upon the conversion of preferred A shares.

j. **Waiver of Adjustment of Conversion Price**

Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price may be waived by the consent or vote of the meeting of holders of the outstanding preferred A shares before or after the issuance causing the adjustment.

k. **Reservation of Shares Issuable Upon Conversion**

The company shall at all times reserve and keep available out of its authorized but unissued ordinary shares solely for the purpose of effecting the conversion of the preferred A shares, such number of its ordinary shares as shall from time to

time be sufficient to effect the conversion of all then outstanding shares of the preferred A shares.

Final Clause

Article 26.

1. The Supervisory Board is designated as corporate body competent to issue shares and to grant rights to subscribe for shares to the maximum of the authorized capital at the time of such resolution.
2. The Supervisory Board is further designated as corporate body competent to limit or exclude the pre-emptive rights.
3. The competence of the Supervisory Board in conformity with paragraph 1 and 2 of this article 26 shall terminate on the day after which since this amendment five years will have lapsed.

Final statements

Finally the appearing person declared:

- on the twenty-eighth day of April two thousand and four, thirty-five million two hundred seventy-six thousand three hundred twenty-nine (35,276,329) preferred A shares, each with a par value of ten cent (EUR 0.10) have been issued by the company under the condition precedent (*opschortende voorwaarde*) of the current amendment to the articles of association;
- upon the current amendment to the articles of association taking effect, the issued and paid-up capital amounts to seven million three hundred twenty-nine thousand twenty-two euro sixty cent (EUR 7,329,022.60) divided into thirty-eight million thirteen thousand eight hundred ninety-seven (38,013,897) ordinary shares and thirty-five million two hundred seventy-six thousand two hundred twenty-nine (35,276,229) preferred A shares;
- that the Minister of Justice has, evidenced by the statement to be attached to this deed advised on the third day of June two thousand and four under number N.V. 537.493 that in respect of the current amendment to the articles of association no objections have become apparent.

This deed was executed today in Amsterdam.

The substance of this deed was stated and explained to the appearing person.

The appearing person declared not to require a full reading of the deed, to have taken note of the contents of this deed and to consent to it.

Subsequently, this deed was read out in a limited form, and immediately thereafter

signed by the appearing person and myself, civil-law notary, at seven hours five minutes post meridiem.

Tele Atlas






8

Annual Report 2003

Contents

Profile

Tele Atlas is a leading company in the development, production and sale of geographic databases. Tele Atlas has the most comprehensive, uniform digital geographic databases covering Europe (437 million inhabitants in 18 countries) and North America (313 million inhabitants). In countries outside Europe and North America, Tele Atlas co-operates with local partners to develop digital map databases that satisfy all of its customers' demanding standards.

Tele Atlas's databases are used for In-Car Navigation Systems, Personal Navigation Systems, GEO-Marketing and Geographic Information Systems (utility and facility management, land-use planning and environmental management analysis). The databases also form the core of Intelligent Transport and Safety systems (ITS), PC applications and a series of internet applications. New wireless services known as Location Based Services (LBS) including telematics are being developed and gradually introduced. These services will open navigation applications to a wider field of users for access any time and anywhere.

In 2003 Tele Atlas realized revenues of EUR 86.5 million. The Company has 1,807 employees. To maintain and upgrade the databases, a very labor-intensive process, 758 people are employed in India. Tele Atlas is still in an investment phase, in which the effort spent on building a leading edge database is very high compared to the revenues actually generated.

Through their combination of coverage, content and detail, Tele Atlas's products are the quality benchmark in a highly specialized market. Tele Atlas's reputation is based on more than 17 years of intensive work converting an immense volume of geographic source material and its own survey results and measurements into relevant data for an infinite number of applications. Tele Atlas has developed its own software and procedures to continuously update and enrich the data. The company has also established an extensive network of partners and other information sources to supply itself with new geographic material and to verify its data.

Tele Atlas enables hundreds of business partners to develop high quality applications for their own or commercial use. The quality and functionality of these applications are determined largely by the content, coverage and detail of Tele Atlas's databases. Tele Atlas's growth and continuity are driven by the growing demand for its products, the expanding penetration of In-Car Navigation Systems in the automotive industry, new applications in PDAs and mobile telephones and the continuous increase in the range of applications.

Tele Atlas has its own offices in 21 countries and database partners in Singapore, Australia and Hong Kong.

Tele Atlas is listed on the Prime Standard Index of the Frankfurt Stock Exchange.

Tele Atlas and its Markets

Location Based Services (LBS)
Positional Services
Traffic Telematics
Emergency Services
Geographical Personal Productivity
and more ...

GIS
Utility | Facility Management
Risk Management
Municipalities & Government
Geomarketing
and more ...

In-car Navigation
On-board Navigation
and more ...



Key figures

(in millions of euros except for per share information and average number of employees)	2003	2002	2001	2000*	1999 (pro forma)
Sales revenues	86.5	78.3	70.9	60.2	38.7
Operating result before depreciation and amortization (EBITDA)	16.5	17.0	4.6	12.5	10.0
Operating Result (EBIT)	(85.7)**	(19.0)	(24.2)	(8.5)	(5.3)
Net result	(87.3)	(18.6)	(18.9)	(6.1)	(5.5)
Average number of employees	1,865	1,819	1,700	1,215	869
Earnings per share	(2.31)	(0.49)	(0.50)	(0.19)	(0.22)

* Results of Etak were included as of acquisition date (May 2000)

** Including impairment charge of EUR 62 million

The Tele Atlas Database

Route Guidance

Turn-by-turn Navigation Features
Bifurcations
Complex intersections
Signposts
Implicit turns
and more ...

Route Calculation

Advanced Attributes
Traffic flow, House numbers
TMC codes, Maneuver relations
POI's, petrol stations, car dealers,
city centers, and more ...

Basic GIS

Basic Attributes
Streetnames
Road classification
Over | under passes
Bridges | tunnels
Form of way
Landcover types
Administrative boundaries
and more ...

Source Material

Aerial pictures
Paper maps
Field survey
Data sheets
and more ...



Route Guidance
Route Calculation
Basic GIS
Geometry
Source Material

Information for shareholders

Tele Atlas's investor relations policy is designed to inform shareholders as fully as possible of the Company's performance and to explain its policy. This annual report is an expression of that policy. All relevant information, such as quarterly and annual figures, press releases and background information, is also available on the website **www.teleatlas.com.** For institutional investors, banks, brokers and their associates, Tele Atlas organizes regular road shows and other informative meetings. The IR Manager welcomes direct questions from investors and their advisers;
call: +31 640 21 70 or
e-mail: investor.relations@teleatlas.com

Investor Relations, contact persons and telephone numbers

Wolfgang Müller (CFO):
tel. +31 73 640 21 70:
Jasper Vredegoor (Investor Relations):
tel. +31 73 640 21 70:

PIE: Spread of shareholdings

(on a fully diluted basis as of December 31, 2003)



R. Bosch GMBH 31.90%
Free Float 33.28%
I.A.M. 31.90%
Management 2.91%

Stock Exchange listing

Prime Standard Frankfurter Stock Exchange, (cusip number: 927101).

Dividend policy and dividend proposal

Tele Atlas will not distribute a dividend while its net result is still negative.

Statement on insider dealing

Tele Atlas has drawn up internal regulations governing the trade in Tele Atlas shares by members of staff. They are based on the model regulations issued by the Securities Board of the Netherlands.

Annual report

We hereby present the annual accounts of Tele Atlas N.V. as prepared by the Management Board. The annual accounts have been audited by and discussed with Ernst & Young Accountants. Their unqualified report is included on page 71. We propose that you approve the annual accounts and the treatment of the result contained therein.

Supervision

Our board held five meetings in 2003, which were attended by the Management Board. Important topics in 2003 were: (i) the Company's strategy, its implementation and the associated risks, (ii) the commercial and technical development and the financial performance and position of the Company, (iii) organizational structure and changes in the Management Board, (iv) Corporate Governance and the recommendations of the Tabaksblat committee on Corporate Governance in the Netherlands.

The Audit Committee met on three occasions during the year to perform its primary tasks of discussing the quarterly reports and annual accounts. The Committee also discussed the audit engagement and the result of the audit with the auditors. The remuneration of the Management Board and the Company's stock option plan were discussed by the Remuneration Committee, which met on three occasions in 2003.

During the year, CFOs Hans van Hoorn and Claus Helber resigned from their positions.

We wish to thank the Management Board and all members of staff for their hard work in the past year.

's-Hertogenbosch, the Netherlands,
April 27, 2004

Supervisory Board
J. de Pont, chairman

Supervisory Board and Statutory Directors

Jos de Pont | 60 | chairman
Nationality
Dutch
Former Positions
Lawyer and former partner of Stibbe (Amsterdam)
Other Supervisory Board memberships
Chairman of the Supervisory Board of Janivo Holding B.V.
Initial appointment
1995
Current term
2007

Kurt Lauk | 57
Nationality
German
Main Position
President of Globe Capital Partners.
Former positions
Member of the Management Board of Daimler Chrysler, and CFO of E.ON AG. Deputy Chairman and CFO of Audi AG. VP and Director of Boston Consulting Group in Munich and Boston.
Other Supervisory Board memberships
CharlesBernd AG (Chairman), ForteMedia, Inc., Non-executive Director Corus UK Ltd.
Initial appointment
2001
Current term
2005

Wim Dik | 65
Nationality
Dutch
Former positions
Chairman and CEO of "Koninklijke KPN NV", Royal Dutch Telecom; Minister for Foreign Trade in The Dutch Government.
Other Supervisory Board memberships
Holland Casino, Van Gansewinkel Groep B.V. and Casema Holding B.V. (Chairman); ABN AMRO Bank N.V. (Member); Advisory member of the Boards of Unilever N.V. and Unilever PLC; Non-executive Director of AVIVA PLC and LogicaCMG PLC.
Initial appointment
2001
Current term
2005

Supervisory Board



Statutory Directors





Alain De Taeye | 47
President and Chief Executive Officer
Nationality
Belgian
Statutory Director since
1995
CEO since
1995
Former positions
Founder of Tele Atlas Data Gent N.V., managing director of Informatics & Management Consultants.

George Fink | 56
Chief Operating Officer
Nationality
American
Statutory Director since
2003
COO since
2002
Former Positions
Co-founder and CEO of Mirus; President of COMSYS Information Technology Services; President and CEO of Rent-A-Center; President and CEO of Remco America, Inc.; Partner, Ernst & Young LLP; Director, Entrepreneurial Services Group – Houston Office, Ernst & Young; Board Member of the Information Technology Association of America (ITAA).

Gerhard Steiger | 46

Nationality

German

Main Positions

President Finance & Administration Pneumatics Division of Bosch Rexroth AG. Several management functions within the Robert Bosch Group.

Initial appointment

2001

Current term

2005

Joost Tjaden | 54

Nationality

Dutch

Main Position

Managing director of Janivo Holding B.V.

Other Supervisory Board Memberships

Atex Media Command Inc., Quote Media Holding B.V., Desch Holding B.V., M&R de Monchy N.V., Wave International B.V.

Initial appointment

1998

Current term

2006

Siegfried Dais | 54

Nationality

German

Main Position

Deputy Chairman of the Robert Bosch Management Board

Other Supervisory Board Memberships

Blaupunkt GmbH, Bosch Rexroth AG and ZF Lenksysteme GmbH.

Initial appointment

2002

Current term

2006



Tele Atlas conducts its business in accordance with the following principles of Corporate Governance. These principles have been approved by the Supervisory Board and together with the Articles of Association and the Supervisory Board's Regulations they form Tele Atlas's Corporate Governance framework.

The new Dutch Corporate Governance Code (Tabaksblat Code) was published on December 9, 2003. The Code applies to all public companies registered in the Netherlands and consists of 21 principles and 113 best practice provisions. In accordance with the Code, Tele Atlas should include a section in its Annual Report as from the 2004 report on the Corporate Governance structure, the Company's policy on Corporate Governance and its compliance with the Code, whilst explaining as fully as possible any departures from the best practice provisions.

Management

In accordance with statutory provisions in both the Netherlands and Germany, Tele Atlas has two boards, a Management Board and a Supervisory Board, which work closely with each other to plot the strategic course and monitor and regularly evaluate its implementation.

The **Management Board** is responsible for the independent management of the Company and the development of strategy. It ensures that all statutory requirements are met and conducts an effective risk management policy. The members bear this responsibility jointly but combine it with their own specific responsibilities. The Management Board consists of a President and Chief Executive Officer, a Chief Operating Officer, a Chief Technology Officer and a Chief Financial Officer. The Management Board includes 2 statutory directors, who are appointed by the shareholders. The Supervisory Board appoints the chairman of the Management Board. The Articles of Association lay down which Management Board decisions must be submitted to the Supervisory Board for approval.

Statutory directors may be suspended or dismissed at any time by the General Meeting of Shareholders provided the resolution is passed by at least two thirds of the votes cast, representing more than half the issued capital, unless the proposal is made by the Supervisory Board, in which case a simple majority is sufficient.

The members of the Management Board are supervised and advised by the **Supervisory Board,** a balanced selection of persons with a background and experience in areas relating to Tele Atlas's core activity and expertise in the international markets in which Tele Atlas is active. Their experience ranges from economic and social to political and business. A profile has been drawn up with criteria on the membership and composition of the Supervisory Board. In addition, the Articles of Association and statutory provisions are supplemented by regulations laying down the Supervisory Board's duties and procedures. Supervisory Board members are appointed by the General Meeting of Shareholders.

The Supervisory Board supervises the policy and management conducted by the Management Board. It also acts as an advisory body for the Management Board. The Supervisory Board receives all the information it needs for the performance of its tasks from the Management Board on a timely basis. The Supervisory Board may be assisted by an expert in the performance of its duties. The Supervisory Board members appoint one of their number as Chairman. Supervisory Board members are appointed for a maximum term of four years, after which they are eligible for reappointment. They shall in any event cease to be Supervisory Board members after the close of the first Annual General Meeting of Shareholders after they have reached the age of 72.

The **Audit Committee** is responsible for monitoring the integrity of the Company's financial statements and is made up of Messrs W. Dik, chairman, J. Tjaden and G. Steiger. Meetings of the Audit Committee are generally attended by the CEO, CFO and the financial group controller. The committee pays specific attention to the effectiveness of risk management and internal control and reviews the periodic financial reports. The committee also reviews the findings of external audits. The Audit Committee was formally established in 2002. It met on three occasions in 2003.

The **Remuneration Committee** was established in 2002 to advise the Supervisory Board on the remuneration of the Management Board and to monitor remuneration policy for senior managers. It is made up of Messrs K. Lauk, G. Steiger and J. Tjaden. It is assisted in the performance of its duties by the CEO, COO and CFO. Agreeing the remuneration, the Stock Option Plans and the granting of stock options are responsibilities of the Supervisory Board as a whole. The Remuneration Committee met on three occasions in 2003.

The remuneration and further service conditions of each member of the Management Board are set by the Supervisory Board on the recommendation of the Remuneration Committee. The remuneration policy is in conformity with market practice and is aimed at attracting and retaining highly qualified executives with the management skills required to run an international company. The remuneration of the Management Board comprises the following components: basic salary, variable salary, Stock Option Plan and pension scheme. The Supervisory Board may grant options each year under the Stock Option Plan to support the achievement of Tele Atlas's long-term objectives.

In 2001, the Annual General Meeting of Shareholders set the remuneration of the Supervisory Board members at EUR 35,000 for the Chairman and EUR 30,000 for the other members. The remuneration of the committee members was set at EUR 1,000 per meeting. The remuneration of the Management Board and the Supervisory Board and their share and option positions are disclosed on pages 12, 55 and 68 of this report.

The **General Meeting of Shareholders** is convened at least once a year to approve the Annual Report and the strategy conducted by the Management Board. The General Meeting also appoints the auditor. Decisions are taken by a majority of the votes cast, with one vote being attached to each share, provided at least half the issued share capital is represented at the meeting.

The General Meeting of Shareholders approves the Annual Report and resolves upon the adoption of the financial statements and the endorsement of the policy conducted by the Management Board and the supervision exercised by the Supervisory Board.

Transparency

The Management Board undertakes to make public every new fact that is not yet in the public domain and that, given its importance, may have a significant influence on the share price. The Company also announces whenever any interest held by a shareholder passes above or below the thresholds of 5, 10, 25, 50 or 75% of the share capital. A Code of Conduct applicable to Tele Atlas's Supervisory Board,

Management Board and employees contains provisions in accordance with Dutch regulations on insider trading. Directors' dealings are also announced on the website in accordance with Art. 15a of the German Securities Trading Act (Wertpapierhandelsgesetz). In addition to the direct purchase or sale of Tele Atlas shares, other security transactions relating to Tele Atlas's shares must also be disclosed. Security dealings by spouses, registered life partners or close relatives are also subject to disclosure.

Investor Relations policy

Tele Atlas conducts an active Investor Relations policy to ensure the regular and comprehensive provision of information to shareholders regarding the Company's performance. The Chief Executive Officer and the Chief Financial Officer have primary responsibility for relations with shareholders, other providers of capital, their advisors and intermediaries and financial journalists. The IR policy is geared to the proper and timely provision of information that enables well founded investment decisions to be taken in respect of Tele Atlas. In addition to the financial results and prospects, the information considers strategic choices and objectives and relevant social and technological developments. The Company uses all appropriate communications media. Of central importance is the Annual Report, supplemented with regular press releases, roadshows and other informative meetings for institutional investors and analysts. In 2003, 26 meetings were held with institutional investors. All relevant information, including half-yearly figures, press releases and background information, is available on the website: **www.teleatlas.com.**

Tele Atlas attaches great importance to ensuring that all target groups receive the same information at the same time. Tele Atlas therefore co-operates with the DGAP (Deutsche Gesellschaft Für Ad Hoc publicität), a joint venture between the Deutsche Börse AG, Reuters AG and vwd, to guarantee that stock exchanges, regulatory agencies and the professional public receive news timely and correctly. Private investors also have access to the latest news and developments on the website and they can subscribe to an e-mail distribution system that circulates the most important news. All stock exchange (ad hoc) announcements made by Tele Atlas are posted online.
Tele Atlas holds a press and analysts conference upon the publication of its annual figures and a conference call for analysts and institutional investors on the announcement of its first, second and third quarter results.

Direct questions from investors are welcome; contact Jasper Vredegoor,
telephone: +31 73 640 21 70.
E-mail: investor.relations@teleatlas.com

Cities, streets and roundabouts - and the world behind them

Re-creating reality in a digital world.

Adding information on traffic, leisure and utilities.





A Database is meticulously built from all kinds of sources.

Database

Adding information on traffic, leisure and utilities.





Creating an image of the world, far beyond one's own experience.

Risk profile

Tele Atlas, like any other business, is exposed to the commercial, technical and financial risks inherent in its business. Such risks are mitigated by the fact that the Company's products are used in a wide variety of regions and markets. Tele Atlas's strategy as an enabler concentrating on the development of digital map databases for a variety of partners is in itself an excellent means to spread risks.

Commercial risks

A significant proportion of the current product package relates to car navigation systems. Fluctuations in the automobile market may impact on Tele Atlas. Navigation equipment, however, is being installed in a growing number of cars. The market for Tele Atlas's databases has therefore been expanding and is expected to expand further, although this cannot be guaranteed. Market growth may be followed by price erosion to a certain extent. The market as a whole is underpinned by demand for updates and new products. The emergence of new, wireless location based applications will reduce dependency on the car market. These applications are likely to be supplied through a subscription system that generates a stable cash flow and a constant demand for updated databases. Tele Atlas already has a significant stake in these developments through its contracts with future application and service providers.

A significant amount of Tele Atlas's revenues are dependent on a few customers in Europe. It is the strategy, however, to diversify into different markets, such as personal navigation and Location Based Services, and to add new platforms to the portfolio in the car navigation industry. As of end 2003, Tele Atlas has been able to supply its products to the most important car navigation platforms in Europe. Furthermore, contracts with several leading players in the growing Location Based Services and personal navigation market have been secured. The launch of the North American database has brought many new customers and prospects and has reduced the dependency on one continent.

The vital role played by geographic databases in the production of car navigation and Location Based Services may attract new competitors. Developing databases comparable to Tele Atlas's would, however, require very substantial investments, not only in systems and technology but also in time and in the networks necessary to secure the supply of data. At present, there is one serious global competitor that can compare itself to Tele Atlas.

Technical risks

The nature of the product calls for constant research to ensure that the databases continue to meet the exacting specifications of application developers. If the Company does not respond adequately to technological and market changes there is a risk of its losing touch with the market (customers and partners). As a leader on all relevant platforms for the preparation and development of new applications, Tele Atlas is in a position to anticipate future market demands.

Tele Atlas carries out a relatively large proportion of its data processing in India. Political instability, labor unrest and natural disasters may compromise this production capacity. Since only data processing is performed in India and the results are regularly transmitted to the American and European facilities, there is no risk of significant data being lost. A complete back-up is kept in safe locations at all times.

Although Tele Atlas's databases are in principle platform independent, platform or format changes may result in the data having to be converted for them to be compatible with a new platform. This may entail substantial additional costs.

Financial risks

Tele Atlas consolidates its accounts in euros. Since a significant proportion of the cash flow is denominated in dollars, there is an exposure to exchange rate movements. Part of this risk is hedged. The influence of transaction effects is limited by the relatively low volume of revenues generated outside the two home markets (Europe and the United States).

Tele Atlas has invested such large amounts in the development and modification of its databases in its first few years that the Company has not yet broken even. If the databases become overstretched and their high standards can no longer be maintained, they will decline in value. The significant investments in the database give the finished product substantial leverage. This leverage is multiplied by the large number of customers. Provided it is regularly updated, the product will not lose value. So far, Tele Atlas has released a new version of its European database every quarter and of its North American database every six months for further product engineering.

Tele Atlas achieved one of its most important targets in 2003, the first comprehensive and complete map database for North America. We introduced this turn-by-turn database in January 2003 and negotiated the first customer contract in the North American in-car navigation market with Pioneer, signing it in the beginning of 2004.

EBITDA before impairment (in millions of euros)


18.6
-6.1
16.4
-11.7
30.4
-13.4
31.8
-15.1
Tele Atlas Europe
Tele Atlas North America
'00
'01
'02
'03

In North America, the introduction of our new database is an important step. However, such introductions tend to be followed by a lengthy period of evaluation and testing by potential customers before sales are made and the database is built into products.

The database is currently being evaluated for use on all car navigation platforms relevant to North America. New contracts signed with partners in the Location Based Services and telematics markets in North America are very encouraging. We have also capitalized on our global account relationship with companies such as TomTom and Navman to launch their products in North America with our map data. Additionally, we secured the first contract in the US with Pioneer, which has chosen Tele Atlas to power its latest in-car navigation system using our turn-by-turn map data and points of interest content for both North America and Europe.

Revenue for 2003 was EUR 86.5 million, an increase of 10% on 2002.

The sales growth in Europe was driven by our success in personal navigation in the PDA market. With the introduction of our first navigation product for Becker, we are now able to serve all major platforms in Europe. Significant business potential was initiated with the introduction of Tele Atlas's map database on several new LBS applications. Personal navigation is increasingly important for our future business. Tele Atlas is therefore focusing on in-car navigation, personal navigation and LBS as a whole.

In Europe, revenue increased by 17% to EUR 78.4 million. This growth was driven by increased sales in the in-car navigation segment as well as the personal navigation segment. North American revenue decreased from EUR 11.3 million to EUR 8.0 million mainly due to the phasing out of services to convert and engineer geographic data for Japanese system manufacturers and revenues from navigation patents.

EBITDA (after capitalization of databases and tools) decreased from EUR 17.0 in the previous year to EUR 16.5 million in 2003. EBITDA in 2003 was affected by one-off charges, mainly for termination payments to employees and certain directors, totalling EUR 4.2 million. The operating result was affected by an impairment loss of EUR 62.0 million on the goodwill and databases related to our North American operations. This impairment loss was taken as a result of our plans to combine our database and activities in North America with GDT. After this impairment loss, the loss from operations amounted to EUR 85.7 million, compared to a loss of EUR 19.0 million in the previous year.

Net cash flow turned positive in Europe for the first time and was driven mainly by higher sales and a reduction in working capital. For the Company, we saw an improvement in the net cash flow from operating activities (after investments in databases and tools) compared to 2002 of EUR 16.3 million.

In April 2004 we took a major step to strengthen our position in the North American market by announcing the planned acquisition of GDT. Over the last twenty years GDT has developed a strong position in the North American digital mapping industry, particularly in the GIS market. The transaction is subject to US antitrust clearance. With this acquisition Tele Atlas will combine its global platform, strength in Europe and North American database with GDT's knowledge base and coverage of the US.

Prospects

Although the pace of economic recovery is still uncertain, the car navigation market is projected to develop in line with the higher penetration of navigation systems in cars. Applications in the PDA and Location Based Services market are also developing positively. The markets for car and PDA navigation systems will continue to grow as well as the navigation aftermarket. We believe the LBS market will expand in 2005 and 2006 now that more hardware and applications are coming onto the market. Though market developments are definitely positive, the pace in which the business will develop is still uncertain. Tele Atlas will put in all the efforts to translate this market growth into a profitable growth for Tele Atlas.

I would like to thank everyone who is involved in our endeavor, our shareholders and our partners and customers for their confidence in the Company and the quality of its products and, above all, our staff, wherever they are in the world, who are dedicated to achieving our ambition.

Alain De Taeye
Chief Executive Officer

The way home - every







A Swarm of satellites around the globe, overlooking every square meter on earth

A vast and accurate database of roads, streets, addresses, turn-by-turn directions in machine language

where

LBS

Location
Based
Services

A wealth of information from many different sources, transmitted through a variety of channels, ready to be combined with a person's position







Together they form Location Based Services: a way to make people feel at home, knowing where to go and where to meet

Financial performance

Net result

The Company reported a net loss for 2003 of EUR 87.3 million. This included an impairment loss of EUR 62.0 million on goodwill and databases related to North American operations. Before this impairment the loss was EUR 25.3 million, compared to a loss of EUR 18.6 million for 2002.

Revenues increased by 10% compared to 2002, from EUR 78.3 million to EUR 86.5 million. EBITDA (before investments in databases and tools and including one-off charges of EUR 4.2 million) decreased from EUR 17.0 million to EUR 16.5 million. Operating expenses (excluding depreciation and amortization charges and charges for impairment) increased from EUR 127.9 million to EUR 132.0 million.

Financial charges in 2003 amounted to EUR 1.1 million, compared to a financial income of EUR 1.3 million in 2002, mainly as a result of lower net interest income on cash and deposit balances and charges for new loans. Tax charges decreased to EUR 0.6 million.

Statement of operations

Revenues

Revenues in Europe increased by 17% compared to 2002 from EUR 67.0 million to EUR 78.4 million. Revenues in the Company's most important segment, in-car navigation products, accounting for approximately 70% of total European revenues, increased in line with expectations. In the last quarter of 2003, the first revenues were realized on the Becker platform. As the installed base of navigation systems expands, the aftermarket in navigation products is growing in importance. Despite the difficult economic conditions and incomplete distribution channels, significant growth was achieved in this segment. Revenues on database products in other segments were boosted by growth in revenues in the personal navigation segment on PDAs.

Revenues in North America decreased by 29% from EUR 11.3 million in 2002 to EUR 8.0 million in 2003. Before changes in exchange rates, revenues decreased by EUR 2.1 million. This decrease can also be attributed to a decline in revenues from services to convert and engineer geographic data and navigation patents for the Japanese market which are being phased out.

Work performed by the Company and capitalized

In accordance with International Financial Reporting Standards the Company capitalizes and amortizes internally generated databases and production and data collection tools. The Company accordingly recognized additions to databases and tools during the year as income in the statement of operations. In 2003, additions to the databases amounted to EUR 62.0 million (2002: EUR 66.6 million) as the Company continues to invest in the expansion of the North American database and the further expansion and enhancement of the European database.

At each balance sheet date, the Company assesses any indication of impairment of intangible and tangible fixed assets. If any such indication exists, the amount recoverable is estimated, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount. As at December 31, 2003 an impairment charge of EUR 62.0 million was taken in connection with the goodwill and databases of the North American operations. This impairment charge was taken as a result of our plans to combine our database and activities in North America with GDT.

Databases are amortized over a period of ten years and tools over a period of five years. The resultant amortization on databases and tools in 2003 amounted to EUR 30.4 million (2002: EUR 24.9 million).

Operating expenses

Total operating expenses excluding depreciation and amortization charges and in impairment of intangible assets increased from EUR 127.9 million to EUR 132.0 million, an increase of 3%. Changes in the EUR/USD rate had an effect of 6%. In 2003, charges for severance payments to former Board members and a number of employees as well as a charge related to a tax audit were included amounting to EUR 4.2 million. The increase in operating expenses before exchange rate effects and these one-off charges was 5%.

Personnel expenses decreased from EUR 78.9 million in 2002 to EUR 77.4 million in 2003. Before changes in exchange rates, personnel expenses increased by EUR 3.3 million. The average number of employees grew by 3%, fully on account of India. Cost of goods sold increased in line with the growth in sales. Other operating expenses increased by 11% from EUR 40.6 million to EUR 45.1 million. Before changes in exchange rates, other operating expenses increased by EUR 6.7 million. This is attributable in particular to higher costs in Europe in the sales and marketing area and one-off charges.

Operating result

The operating profit for Europe improved from EUR 4.5 million in 2002 to EUR 3.7 million in 2003. The operating loss attributable to the North American activities increased from EUR 23.4 million to EUR 89.4 million.

Cash flow and balance sheet

Net cash from operating activities (before cash outflow relating to expenditures on databases and tools) increased from EUR 9.3 million in 2002 to EUR 20.9 million in 2003. This resulted from a decrease of EUR 0.5 million in the operating result before depreciation and amortization and an improvement of EUR 14.2 million in working capital and non-current liabilities. Interest and tax payments amounted to a cash outflow of EUR 0.9 million, compared to a cash inflow of EUR 1.2 million in 2002. The cash outflow in 2003 related mainly to interest and charges incurred on the new loans. In May 2002, Tele Atlas paid the last tranche of EUR 9.5 million (25%) for the acquisition of Etak (now Tele Atlas North America and Tele Atlas UK). Etak was acquired in 2000.

During 2003, the Company entered into a loan agreement with its major shareholders for an amount of EUR 10 million.

During the year, Tele Atlas re-purchased 107,505 ordinary shares to cover its employee share option program. The average price of these shares was EUR 2.14. At the end of 2002, the Company held 348,038 shares as treasury stock.

Personnel

On December 31, 2003 Tele Atlas employed 1,807 people, compared to 1,850 on December 31, 2002. Personnel development by region is set out in the following table.

	December 31, 2003	December 31, 2002
Europe	671	648
North America	378	452
India	758	750
Total	1,807	1,850

Commercial performance

Market profile

Tele Atlas's digital maps are at the heart of a growing number of dynamic and static positioning systems for both cars and points of interest. The Company is active in the automotive market, consumer electronics, broadband telecommunication and a broad market of professional users of digitized geographic data. Tele Atlas is a key player whose products enable a range of services that leave their mark on our daily lives. The future provision of these services on wireless applications and via simple subscription systems will place Tele Atlas in a dynamic growth market.

Market developments in Europe and North America differed in 2003. In Europe, the in-car navigation market was – and still is – the sales driver for digital databases. The large and growing installed base creates an aftermarket with a constant demand for the software updates and specialty CD ROMs released by Tele Atlas and its partners. In North America the in-car navigation market is several years behind Europe and demand is driven by Location Based Services, traffic information and vehicle safety systems (telematics).

Nonetheless, the European and North American markets are undeniably converging and Tele Atlas is putting its experience and track record to successful use in both geographic regions. In a third market, Geographic Information Systems (GIS), Tele Atlas has been a successful player in Europe ever since its incorporation. In this market, digital maps are used for a variety of purposes by a wide range of customers, including public authorities, marketing agencies, utility companies and logistics providers. Although relatively small, it is a stable and healthy market that Tele Atlas will continue to serve with the same high technological standards with which it originally established its name in this market.

At ease at the wheel, sure to be at the right place at the right time

And even on well-known routes unexpected events may jeopardise a timely arrival





Even for an experienced traveller there is more unknown than known

In-car navigation

Guiding drivers from wherever they are to wherever they want to be, relieving stress, reducing costs and making driving a pleasure again





That is were advanced in-car navigation systems using Tele Atlas' superior digital maps excel as unsurpassed navigators

Market position

Worldwide, there are two major suppliers of geographic databases, one of which is Tele Atlas, and a number of more local suppliers that are active in niche markets. In Europe, Tele Atlas is represented on all leading European and several Japanese in-car navigation hardware platforms and has a leading position in all other markets. In the United States, Tele Atlas is particularly strong in emerging markets and is positioning itself alongside the two established suppliers in the American market for geographic databases. The turn-by-turn North American database that was launched in early 2003 is a strong proposition thanks to its accuracy, coverage, detailed content and high quality. The field collectors have personally driven the roads covering over 80% of the US population and Tele Atlas has Image Attributed the roads covering over 90% of the population. All hardware platforms in the North American automotive market started exhaustive evaluations and tests of the database in 2003, culminating in the first in-car navigation contract negotiated with Pioneer in 2003.

Market developments

The in-car navigation market is showing strong growth despite the less favorable economic climate. The installed base is rapidly expanding, not only in Europe but also in North America, where more and more Japanese cars now offer navigation systems and a growing number of American manufacturers are fitting Japanese navigation systems as accessories. With an aggressive strategy in Europe, including the use of Internet-based campaigns, Tele Atlas has proven that the aftermarket, the sale of updates, still has considerable potential.

In line with expectations, the rollout of broadband telephony (3G), an important factor for the development of Location Based Services, is steadily gathering momentum. The mobile market as such is still expanding spectacularly and a growing number of applications are being targeted at the fledgling GPRS platform. When users switch over to broadband telephony en masse, the first applications will most likely be LBS systems that use digital maps. The installed base is projected to grow strongly in 2006, when about 15% of all mobile telephones are expected to be LBS-enabled. Tele Atlas has

secured contracts with several of the main suppliers of LBS services.

Commercial developments

In 2003, Tele Atlas concentrated on strengthening its presence on the various in-car navigation platforms and expanding its contract base with suppliers of Location Based Services. The markets are highly dynamic. Although our partners in in-car navigation and Location Based Services are still distinct and independent operators, there is a noticeable convergence between navigation applications that are not strictly car-related on the one hand and LBS applications on the other. Both the number of applications and the number of users in the LBS market are growing.

Europe

Growth in the PDA market remained strong during the year. The easy to install and relatively low price systems for these handheld computers have quickly developed into functional navigation instruments that have been eagerly received. Their popularity has been boosted by new developments such as wireless (Bluetooth) connections. Having agreements with most of the key players in this market, Tele Atlas is taking advantage of this growth. An important European partner, TomTom, selected Tele Atlas for the American version of its system. Surprisingly positive developments, (such as this one) are indicative of the latent demand for customer-friendly navigation systems.

Sales Split 2003



30%
70%
In-car Navigation
Other Markets

Developments in the LBS market were dominated by the launch of a new generation of GSM telephones by the Finnish telecom manufacturer, Nokia. The software installed in the most sophisticated version enables dynamic navigation using a color screen and voice control. This "Wayfinder Mobile Mapguide" software uses Tele Atlas maps. T-mobile subsidiary T-mobile Traffic introduced a similar solution under the name NAVIGATE, an off-board navigation system for the whole of Europe that is based on Tele Atlas data. These are not the first initiatives in this area; they were preceded by dozens of other local systems that were also enabled by Tele Atlas maps. Thanks to their scope and the prominence of the hardware suppliers, however, the latest systems have enormous potential.

Following the signing of contracts in the previous year, the activities for the Becker platform resulted in the first product in September, a Europe CD with, as a special feature, the maximum speed limits on more than 100,000 kilometers of freeway. The CD covers 21 countries, including Norway and Finland.

Work on the first digital map of Poland was completed in the course of the year. Poland will be the most important new member to join the European Union in 2004. The map includes all major roads in Poland and a complete street plan (down to house number level) of the capital, Warsaw. The first CD will be released in 2004. A navigation product is currently being built for Greece in anticipation of the Olympic Games that will be held in the country in 2004.

A very successful start was made with the sale of updates and specialty CDs over the Internet. The results realized by "navshop.com" were above expectations and prove that a more proactive approach pays. During the year Tele Atlas introduced copy-protected CD ROMs to prevent the loss of sales due to unauthorized copying (a growing phenomenon).

North America

The introduction of the first turn-by-turn, fully attributed database of North America has boosted Tele Atlas's presence in the United States. The database is now being intensively evaluated and tested by all major navigation platforms. Pioneer has already decided to use

Tele Atlas's North American data in its newest high-end aftermarket navigation system. In September, Tele Atlas presented a new release with significantly improved coverage and content that includes the Toronto, Montreal and Vancouver regions. Thousands of new points of interest such as airports, universities and golf courses have also been added.

The North American market clearly has significant potential. The sales staff have therefore been strengthened further and sales activities have been stepped up, not only in the navigation sector but especially in personalized traffic applications and LBS. One of the key contracts among the many concluded in the LBS sector concerns a strategic alliance with Autodesk Location Services. Both parties serve global telecom providers and together offer the technology necessary for the development of such Location Based Services as personalized traffic reports, navigation and directions to the nearest hotels, restaurants, cash points, gas stations and – in the near future – family and friends. In the telematics sector, which is concerned specifically with services related directly to car performance, Tele Atlas has been selected by one of the main suppliers, ATX. This company is engaged in location based systems for automatic incident reports, emergency and assistance calls and the tracking of stolen vehicles. It counts such major brands as Mercedes Benz, BMW and Jaguar amongst its customers. ATX will also introduce products with Tele Atlas data in the European market.

Asia

In Hong Kong and Singapore we are in close contact with several major players from this part of the world that are active in Asia, Europe and North America. Tele Atlas's activities with these partners are making good progress. This region also includes Australia.

Good decisions need precise information

Precise geographical data is combined with specific information about people and utilities, property and distribution infrastructure





Building on the most comprehensive database ever conceived

GIS

The efficiency of these systems is measured in metres, miles and minutes and succes is detemined by the precision of the geographical data





Coverage is key to geographical systems and data management of paramount importance

Database and technology

Database development

A key aspect in the marketing of the databases is that the data are engineered for the specific formats used in the various systems. In the past few years, Tele Atlas has worked hard on simplifying these processes and spent a great deal of energy reducing the products' time to market. As a result, products are more up to date and return on investment is accelerated. The processes were further optimized in 2003 and the foundations were laid for a migration to a new production environment in the medium term. The switch to this new environment will enable a further step-up towards a database which is made available to partners on-line.

Database development is no longer a matter of simply adding new countries but also one of increasing the coverage and adding new content and points of interest (POIs). Nonetheless, we added Poland to the database during the year. An existing database obtained from a Polish partner was intensively processed and expanded to produce a complete map of major roads and a street plan of Warsaw down to address level. Coverage of many countries was increased, most significantly for France. In co-operation with a partner, we are currently working on a database for Greece that should be ready when the Olympic Games are held there in September 2004.

Production

As part of its globalization, Tele Atlas further centralized the different responsibilities to satisfy such criteria as cost, available know-how and customer relations. Some operations were further relocated to India. Lower labor costs are just one reason for preferring India. Of growing importance are the availability of well-trained and ambitious staff and the high quality of their work. At the end of 2003, Tele Atlas renewed its agreements with one of the specialized local companies to which it regularly outsources work.

Quality

Tele Atlas maintains the quality of its processes and products by continuously carrying out improvement projects for each hardware platform. To further improve the quality and accuracy of the database, Tele Atlas has made substantial investments in a new data collection method using vehicles equipped with cameras. This is expected to increase the speed of data collection. A large part of the new digitization work will be transferred to specialized processing departments, leading to a more efficient process.

Organization

1,807 People, chiefly developers, marketers and IT specialists, are active at our locations in Europe, North America and India. Emphasis in both North America and Europe has shifted in recent years from production to marketing and sales, which has been facilitated by more efficient data collection and data entry methods.

A large proportion of the actual data production has taken place in India for some years. The work in India is performed at two facilities, one operated by Tele Atlas itself, the other by a local partner, Infotech. Building on the long alliance with this partner, Tele Atlas signed a three-year contract with it in 2003. In total 758 Indian staff are employed by Tele Atlas. Apart from the relatively low labor costs, the ample availability of good and well-trained IT specialists is an important reason for locating in this region. These facilities play a key role in the construction of Tele Atlas's databases and in safeguarding the high quality standards. The facilities are also an important part of the local economy and education system, with which Tele Atlas has close ties. The Company works extensively with the IT faculties of several universities.

's-Hertogenbosch, April 27 2004

The Management Board

Global coverage of the Tele Atlas Database

European coverage (21 countries)



North American coverage


HAWAÏ

Coverage through the Tele Atlas Global Partner Program


HONG KONG
SINGAPORE

Tele Atlas Database

Through Partners

Annual Accounts

Consolidated financial statements 2003

Tele Atlas N.V.

Consolidated statement of operations

(in thousands of euros, except for per share information)	Notes	Year ended December 31 2003	Year ended December 31 2002
Revenues			
- sales		86,471	78,291
Production for own fixed assets capitalized			
- internally generated databases and tools	11	61,951	66,564
Operating expenses			
- cost of purchased material and services		9,428	8,398
- personnel expenses	3	77,389	78,913
- impairment of intangible assets	11	62,000	-
- depreciation and amortization	11	40,119	35,970
- other operating expenses		45,140	40,571
Total operating expenses		234,076	163,852
Operating result		(85,654)	(18,997)
Financial income, net	4	(1,102)	1,321
Result before income taxes		(86,756)	(17,676)
Income tax	5	(579)	(968)
Net result (loss)		(87,335)	(18,644)
Net result (loss) per ordinary share (basic)	6	(2.31)	(0.49)
Net result (loss) per ordinary share (diluted)	6	(2.31)	(0.49)

Balance sheet

ASSETS		As at December 31	As at December 31
(in thousands of euros)	Notes	2003	2002
Current assets			
- cash and cash equivalents	7	9,458	40,120
- trade accounts receivable	8	13,051	14,199
- inventories		344	262
- prepaid expenses and other current assets	9	3,022	5,406
Total current assets		25,875	59,987
Non-current assets			
Tangible fixed assets	10		
- property, plant and equipment		7,048	10,630
Intangible fixed assets	11		
- databases and tools		183,432	208,405
- goodwill		647	24,401
Total intangible fixed assets		184,079	232,806
Total non-current assets		191,127	243,436
Total assets		217,002	303,423

EQUITY AND LIABILITIES

(in thousands of euros)	Notes	As at December 31 2003	As at December 31 2002
Current liabilities			
- short term debt and current portion of long term debt	12	4,244	696
- trade accounts payable		5,351	5,550
- income tax payable		1,337	1,067
- accrued expenses and other liabilities	13	21,704	18,114
- deferred revenues		1,810	1,852
- financial Instruments	18	655	1,258
Total current liabilities		35,101	28,537
Non-current liabilities			
- shareholder loans	14	10,000	-
- shareholder entitlement to potential tax benefits	15	20,286	20,286
- deferred taxes		21,447	21,688
- pension accrual	16	2,606	2,241
- other non-current liabilities		48	336
Total non-current liabilities		54,387	44,551
Shareholders' Equity	17		
- share capital		3,801	3,801
- additional paid in capital		287,251	287,251
- treasury shares		(670)	(487)
- foreign currency adjustment		(30,304)	(15,017)
- accumulated result (deficit)		(45,229)	(26,569)
- result (loss) current year		(87,335)	(18,644)
Total equity		127,514	230,335
Total equity and liabilities		217,002	303,423

Consolidated statement of cash flows

(in thousands of euros)	Notes	Year ended December 31 2003	Year ended December 31 2002
Cash flow from operating activities			
Operating results		(85,654)	(18,997)
Depreciation, amortization and impairments		102,119	35,970
Operating result before depreciation and amortization (EBITDA)		16,465	16,973
Changes in other non-current liabilities		77	247
Changes in working capital and other changes	19	5,253	(9,082)
Cash generated from operations		21,795	8,138
Interest received		(458)	1,566
Income tax paid		(395)	(407)
Net cash inflow from operating activities		20,942	9,297
Capitalization of databases and tools		(61,951)	(66,564)
Net cash outflow from operating activities after investments in databases and tools		(41,009)	(57,267)
Cash flow from investing activities			
Investments in subsidiaries		-	(9,537)
Purchase of property and equipment		(3,470)	(4,026)
Net cash outflow from investing activities		(3,470)	(13,563)
Cash flow from financing activities			
Treasury shares acquired		(183)	(183)
Proceeds from long term borrowings		10,000	-
Net cash inflow/(outflow) from financing activities		9,817	(183)
Net increase/(decrease) in cash and cash equivalents		(34,662)	(71,013)
Cash and cash equivalents at the beginning of the period		40,120	111,133
Cash and cash equivalents at the end of the period	7	5,458	40,120

Consolidated statement of changes in shareholders' equity

(in thousands of euros)	Issued and paid up share capital	Share premium	Treasury shares	Foreign currency adjustment	Accumulated deficit	Total
Balance as at December 31, 2001	**3,801**	**287,251**	**(304)**	**571**	**(26,569)**	**264,750**
Foreign currency adjustment and changes in valuation of financial instruments	-	-	-	(15,588)	-	(15,588)
Treasury shares acquired	-	-	(183)	-	-	(183)
Net result for 2002	-	-	-	-	(18,644)	(18,644)
Balance as at December 31, 2002	**3,801**	**287,251**	**(487)**	**(15,017)**	**(45,213)**	**230,335**
Foreign currency adjustment and changes in valuation of financial instruments	-	-	-	(15,287)	-	(15,287)
Exercise of options	-	-	-	-	(16)	(16)
Treasury shares acquired	-	-	(183)	-	-	(183)
Net result for 2003	-	-	-	-	(87,335)	(87,335)
Balance as at December 31, 2003	**3,801**	**287,251**	**(670)**	**(30,304)**	**(132,564)**	**127,514**

Please also refer to note 17 to these financial statements.

Notes to the consolidated financial statements

0. Corporate Information

Tele Atlas is a worldwide leading provider of detailed geographic databases. Its products are used in a broad spectrum of applications, ranging from route planners and road maps to advanced location based applications and services.

Tele Atlas N.V. is a stock corporation, incorporated in the Netherlands, with its registered office in Amsterdam, the Netherlands.

The consolidated financial statements of Tele Atlas N.V. for the year ended December 31, 2003 were authorized for issue in accordance with a resolution of the Supervisory Board on February 16, 2004. Balance sheets are presented before appropriation of results.

1. Summary of significant accounting policies

The principal accounting policies adopted for the preparation of these consolidated financial statements are set out below. The accompanying notes are an integral part of the consolidated financial statements.

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as applicable for the financial year 2003 and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB.

The consolidated financial statements are prepared under the historical cost convention. Assets and liabilities are stated at face value unless indicated otherwise. All amounts are stated in thousands of euros, unless indicated otherwise.

Consolidation principles

The consolidated financial statements include the accounts of Tele Atlas N.V. and all its subsidiaries over which it exercises effective control, after the elimination of all material intercompany transactions and balances. Subsidiaries are consolidated as from the date the parent company obtains control until such time as control ceases. Acquisitions of subsidiaries are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as those for Tele Atlas N.V., using consistent accounting policies. Adjustments are made to conform any dissimilar accounting policies.

The following fully owned companies are consolidated in the financial statements:

- Bene-Fin B.V. (the Netherlands)
- Tele Atlas Data 's-Hertogenbosch B.V. (the Netherlands)
- Tele Atlas Deutschland GmbH (Germany)
- Tele Atlas Data Gent N.V. (Belgium)
- Tele Atlas Survey B.V. (the Netherlands)
- Tele Atlas India Private Ltd (India)
- Tele Atlas North America Holding B.V. (the Netherlands)
- Tele Atlas North America Inc (USA)
- Tele Atlas Iberia SL (Spain)
- Phonetic Topographics N.V. (Belgium)
- Tele Atlas UK Ltd (UK)
- Tele Atlas GmbH (Austria)
- Tele Atlas Schweiz AG (Switzerland)
- Tele Atlas France SARL (France)
- Tele Atlas Italia Srl (Italy)
- Tele Atlas Scandinavia ApS (Denmark)

Foreign currencies

The financial statements of foreign operations are translated into euros. Assets and liabilities are translated at the exchange rates prevailing as at the respective balance sheet dates. Income and expenses are translated at average exchange rates for the periods concerned. Resultant translation differences are charged or credited to shareholders' equity. Goodwill and fair value adjustments arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of that subsidiary and translated at the closing rate.

Transactions in foreign currencies are accounted for at the exchange rates prevailing as at the transaction date. Assets and liabilities in foreign currencies are translated at exchange rates as at balance sheet date. Gains and losses resulting from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations. However, translation differences on intercompany loans which have the nature of a permanent investment are accounted directly in shareholders' equity.

The following exchange rates were applied for the main non-euro currencies:

	Rate as at December 31, 2003	Average rate for the period	Rate as at December 31, 2002
USD	0.7949	0.8927	0.9523
GBP	1.4188	1.4562	1.5347
JPY	0.007424	0.00765	0.008026
CHF	0.6414	0.6607	0.6870
INR	0.017467	0.019209	0.02
DKK	0.13432	0.13459	0.13461

Financial instruments

Financial instruments carried in the balance sheet consist of cash and cash equivalents, receivables, trade creditors, liabilities and borrowings. Tele Atlas N.V. uses derivative financial instruments such as foreign exchange contracts to hedge its risks associated with foreign currency fluctuations. It is the Company's policy not to trade in financial instruments.

For the purposes of hedge accounting, hedges are classified into two categories: (a) fair value hedges which hedge the exposure to changes in the fair value of a recognized asset or liability; (b) cash flow hedges, which hedge exposure to variability in cash flows that is associated with a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the net profit and loss. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the net profit and loss.

In relation to cash flow hedges which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity through the Statement of Changes in Equity and the ineffective portion

is recognized in the net profit and loss. When the hedged forecast transaction affects the profit and loss, the associated gains and losses that had previously been recognized in equity are transferred to the net profit and loss in the same period.

For hedges that do not qualify for special hedge accounting, any gains of losses arising from changes in the fair value of the hedged item and the hedging instrument are taken directly to the net profit and loss for the period.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. Where the hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to the net profit and loss for the period.

The fair value of forward exchange contracts is determined through independent appraisals.

Intangible fixed assets

Intangible fixed assets are stated at historical cost, less accumulated amortization and impairments. Intangible fixed assets consist of geographic databases, production tools and goodwill. The cost of geographic databases includes all production and acquisition costs for the databases. Indirect costs are also included, if they can be allocated on a reasonable and consistent basis. Databases are amortized on a straight-line basis, based on estimated economic life, over a period of 10 years, after subsequent completion of the database release. Production tools, too, are stated at historical cost and are amortized over 5 years.

Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable net assets of a subsidiary as at the date of acquisition. Goodwill is amortized using the straight-line method over the 5 to 10 year period during which benefits are expected to be received.

At each balance sheet date, the Company assesses any indication of impairment of intangible and tangible fixed assets. If any such indication exists, the amount recoverable is estimated, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Tangible fixed assets

Tangible fixed assets consisting of office and computer equipment and other items, are stated at cost less accumulated depreciation and impairments. Depreciation is calculated on a straight-line basis. Tangible fixed assets are depreciated, based on their estimated economic life, over 3-5 years.

Inventories

Inventories consisting of CD materials for navigation products are stated at the lower of acquisition price or production cost and net realizable value.

Trade receivables

Trade receivables are stated at face value less a valuation allowance for bad debts based on a review of all amounts outstanding as at year-end.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term deposits, which are held to maturity. They are stated at face value.

Leases

Finance leases, which transfer to the group substantially all the risk and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Post employment benefits

Tele Atlas has pension plans in the various countries where it operates. In most countries, a defined contribution plan is operated, limiting the employers' legal or constructive obligation to the amount it agrees to contribute during the period of employment. These contributions are charged to the statement of operations in the year to which they relate.

In Germany, Tele Atlas operates a defined benefit plan. Accumulated obligations are carried as pension liabilities in the balance sheet and are based on actuarial calculations, using a discount rate of 5.5% and German mortality rates. Benefits paid are deducted from this liability, while additions are charged to the statement of operations.

In Italy all employees are paid a staff leaving indemnity on termination of their employment. Each year, the Group accrues an amount for each employee, based in part on the employee's remuneration and in part on the revaluation of amounts previously accrued. The indemnity has the characteristics of a defined contribution obligation and is an unfunded, but fully provided, liability.

The cost of providing benefits under the plans is determined separately for each plan. Actuarial gains and losses are recognized as income or expense immediately.

Share Capital

Ordinary share capital is recognized at the fair value of the consideration received by the Company. As equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares.

Revenue recognition

Product sales are generally recognized when the product is delivered to the customer, net of sales taxes and customer discounts and taking account of any product returns.

Government grants and subsidies

Grants and subsidies are recognized when there is reasonable assurance that the grant or subsidy will be received and all attaching conditions will be complied with. Grants or subsidies generally relate to expense items and are matched with the expenses which they intend to compensate.

Financial income and expenses

Interest income and interest expenses are recognized on an accrual basis.

Income taxes

Income tax expense is computed on the pre-tax income for financial accounting purposes. Deferred tax assets and liabilities are recognized for all temporary differences. Deferred tax assets, including assets arising from tax loss carry-forwards, however, are recognized only to the extent that it is probable that a taxable profit will be available against which such temporary differences or tax loss carry-forwards can be utilized.

Deferred tax is provided for using the liability method, on temporary differences arising from the different treatment of items for financial accounting and taxation purposes, which are expected to reverse in the future. Deferred tax is calculated at the estimated future tax rates.

Production for own fixed assets capitalized

Internally generated databases are capitalized in the year of production.

Use of estimates

The preparation of Tele Atlas N.V.'s consolidated financial statements requires management to make estimates and assumptions that influence the reported amounts in the financial statements in order to conform to International Financial Reporting Standards. Actual results might differ from those estimates.

2. Segment Information

The following table shows the revenue and profit information for these two segments for the years ended December 31, 2002 and 2003 and certain asset and liability information as at those dates. Operating expenditure by the Company's production location in India is allocated to the respective regions based on the database projects concerned.

	Europe		North America		Corporate and other		Total	
(in thousands of euros)	2003	2002	2003	2002	2003	2002	2003	2002
Revenues	78,435	67,040	8,036	11,251	-	-	86,471	78,291
Operating result	3,735	4,450	(89,389)	(23,447)	-	-	(85,654)	(18,997)
Total assets (excluding cash balances)	170,953	169,803	36,591	93,500	-	-	207,544	263, 303
Total liabilities	27,840	22,647	3,924	6,140	57,070	43,041	88,834	71,830
Capital expenditure (including internally generated databases and tools)	31,200	32,053	34,369	38,537	-	-	65,569	70,590

Business segments

The Company operates in one line of business, split up in the following categories:

(in thousands of euros)	2003	2002
Navigation products	61,138	55,972
GIS/GEO and LBS products	25,333	22,319
Total	86,471	78,291

3. Personnel expenses

(in thousands of euros)	Year ended December 31 2003	Year ended December 31 2002
Permanent employee expenses:		
- wages and salaries	57,978	59,575
- social security costs	13,071	13,799
- pension costs	1,368	1,196
- other (including recruitment and training costs)	2,872	2,873
Total permanent employee expenses	75,289	77,443
Temporary employee expenses	2,100	1,470
Total personnel expenses	77,389	78,913

Pension costs consist of the cost of defined contribution plans of EUR 957 (2002: EUR 748) and of defined benefit plans of EUR 411 (2002: EUR 398). The cost of defined benefit plans includes interest of EUR 95 (2002: EUR 95). For the countries in which defined benefit plans are used, the split between service costs and actuarial gains and losses was not available.

The total remuneration of the four statutory directors of Tele Atlas N.V. for the 2003 financial year amounted to EUR 1,466 including a severance payment for one statutory director. The remuneration of the two statutory directors for the financial year 2002 amounted to EUR 596.

The average number of employees measured in FTEs in 2003 was 1,865 (2002: 1,819). At December 31, 2003 the Tele Atlas Group employed 1,807 persons.

4. Financial income and expenses

(in thousands of euros)	Year ended December 31 2003	Year ended December 31 2002
Interest income on cash and cash equivalents	-	1,759
Interest expenses	(365)	-
Other financial expenses	(512)	(323)
Currency translation gains/(losses)	(225)	(115)
Total	(1,102)	1,321

5. Income tax

Income tax payable is computed for each fiscal unity in the various jurisdictions in which the Tele Atlas Group operates.

Taxation disclosed in the statement of operations can be reconciled with the income tax computed on the weighted domestic rates in the various jurisdictions as follows:

(in thousands of euros)	Year ended December 31 2003	Year ended December 31 2002
Income tax computed on weighted domestic rate	(6,810)	(5,927)
Tax benefits for which an asset has not been recognized	7,100	7,785
Other	289	(980)
Taxation as disclosed in the statement of operations	579	968

Movements in deferred tax liabilities are as follows:

(in thousands of euros)	2003	2002
Balance as at January 1	21,688	21,152
Additions to/deductions from deferred tax liabilities	(241)	536
Balance as at December 31	21,447	21,688

Deferred tax balances relate to temporary differences in relation to the valuation of databases in Germany and Belgium.

The Company's tax balances consist of:

(in thousands of euros)	As at December 31 2003	As at December 31 2002
Current income tax	1,337	1,067
Deferred income tax liability	21,477	21,688
Total	22,814	22,755

As at December 31, 2003 Tele Atlas N.V. and its subsidiaries had tax loss carry forwards amounting to EUR 127.2 million net of temporary differences (2002: EUR 72.4 million), mainly in the Netherlands and the USA. No tax assets have been recognized for these items mainly because, in respect of a significant part of the losses in the Netherlands which relate to years up to 1999 the Company is obliged under a contingent loan agreement to reimburse one of the shareholders with the benefits available from applying these losses.

6. Net result per share

Basic earnings per share are calculated by dividing the net result for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding (adjusted for treasury shares) during the year.

Diluted earnings per share are calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year, adjusted for the effects of dilutive options.

The following reflects the share data used in the basic and diluted earnings per share computations.

(in thousands of euros)	Year ended December 31 2003	Year ended December 31 2002
Weighted average number of ordinary shares applicable to basic earnings per share	37,691,326	37,878,579
Effect of dilutive securities:		
Share options	876,314	890,502
Adjusted weighted average number of ordinary shares applicable to diluted earnings per share	38,567,640	38,769,081

7. Cash and cash equivalents

(in thousands of euros)	As at December 31 2003	As at December 31 2002
Cash at bank and on hand	6,910	12,095
Short term bank deposits	2,548	28,025
Total	9,458	40,120

For the purpose of the Consolidated Statement of Cash Flows, cash and cash equivalents comprise the following:

(in thousands of euros)	As at December 31 2003	As at December 31 2002
Cash and deposits	9,458	40,120
Money market loans	(4,000)	-
Total	5,458	40,120

8. Trade accounts receivable

(in thousands of euros)	As at December 31 2003	As at December 31 2002
Affiliated companies	1,487	1,172
Other	11,564	13,027
Total	13,051	14,199

9. Prepaid expenses and other current assets

Other receivables consist of VAT recoverable, prepaid insurances, advances and other items.

10. Tangible fixed assets

(in thousands of euros)	Office and computer equipment	Other	Total
Net book value as at January 1, 2002	10,206	2,328	12,534
Additions	3,712	2,389	6,101
Depreciation	(5,771)	(1,416)	(7,187)
Exchange differences	(546)	(272)	(818)
Net book value as at December 31, 2002	7,601	3,029	10,630
Net book value as at January 1, 2003	7,601	3,029	10,630
Additions	2,982	488	3,470
Depreciation	(5,150)	(1,296)	(6,446)
Exchange differences	(395)	(211)	(606)
Net book value as at December 31, 2003	5,038	2,010	7,048
Cumulative cost as at January 1, 2003	39,857	9,192	49,049
Less: accumulated depreciation as at January 1, 2003	(32,256)	(6,163)	(38,419)
Net book value as at January 1, 2003	7,601	3,029	10,630
Cumulative cost as at December 31, 2003	42,444	9,469	51,913
Less: accumulated depreciation as at December 31, 2003	(37,406)	(7,459)	(44,865)
Net book value as at December 31, 2003	5,038	2,010	7,048

11. Intangible fixed assets

(in thousands of euros)	Databases and Tools	Goodwill	Total
Net book value as at January 1, 2002	175,323	32,924	208,247
Additions	66,564	-	66,564
Amortization	(24,899)	(3,885)	(28,784)
Exchange differences	(8,583)	(4,638)	(13,221)
Net book value as at December 31, 2002	208,405	24,401	232,806
Net book value as at January 1, 2003	208,405	24,401	232,806
Additions	61,951	-	61,951
Amortization	(30,375)	(3,297)	(33,672)
Impairment	(45,091)	(16,909)	(62,000)
Exchange differences	(11,458)	(3,548)	(15,006)
Net book value as at December 31, 2003	183,432	647	184,079
Cumulative cost as at January 1, 2003	296,190	34,701	330,891
Less: accumulated amortization as at January 1, 2003	(87,785)	(10,300)	(98,085)
Net book value as at January 1, 2003	208,405	24,401	232,806
Cumulative cost as at December 31, 2003	346,683	31,153	377,836
Less: accumulated amortization and impairment as at December 31, 2003	(163,251)	(30,506)	(193,757)
Net book value as at December 31, 2003	183,432	647	184,079

As at December 31, 2003 an impairment loss was recorded in relation to the intangible assets of Tele Atlas' North American operations. Intangible assets were written down to the expected recoverable amount, taking into account the planned acquisition of GDT. (Reference is made to the post balance sheet event mentioned at page 70)

Additions to databases can be broken down as follows:

(in thousands of euros)	2003	2002
- source material acquired	3,087	5,212
- internally generated databases and tools	58,864	61,352
Total	61,951	66,564

12. Short term debt and current portion of long term debt

During the year, the Company entered into a multi purpose bank facility, with a limit of EUR 10.0 million. The facility may be used in overdraft or money market loans and is secured by a pledge on certain assets of the Company. As per 31 December 2003, EUR 4.0 million had been drawn on this facility.

The book value of assets pledged as security for this loan as at December 31, 2003 was:

Receivables	2,891
Inventories	344
Tangible fixed assets	251
Intangible fixed assets	95,840

Also in 2003, the Company entered into a bank guarantee facility. The purpose of this facility is to cover existing corporate guarantees. The facility has a maximum of EUR 2.7 million and is secured by a contra guarantee by the Company's two major shareholders, Robert Bosch GmbH and Janivo Holding B.V.

13. Accrued expenses and other liabilities

Accrued expenses and other liabilities relate mainly to liabilities in respect of source material acquired, holiday allowances, royalties to third parties and returned products.

14. Shareholders Loans

During 2003, the Company entered into a loan agreement with Robert Bosch GmbH and International Asset Management B.V. (each 50%). The total amount which may be borrowed under this agreement is EUR 10.0 million. The loan bears interest at 11.5% and is repayable after 3 years.

15. Shareholder entitlement to potential tax benefits

This relates to a contingent loan from International Asset Management B.V. which was granted further to the legal restructuring of the Tele Atlas Group in January 2000. The loan is based on the potential tax benefits to the Tele Atlas Group of the tax depreciable base of intangible fixed assets as at December 31, 1999. Repayment of the loan is contingent upon the realization of these tax benefits over a 10-year period. Any remaining balance payable after this period will be forgiven. The loan does not bear interest.

16. Pension accrual

Movements in pension liabilities were as follows:

(in thousands of euros)	2003	2002
Balance as at January 1,	2,241	1,944
Charged/released to statement of operations	411	398
Utilized	(46)	(101)
Balance as at December 31,	2,606	2,241

17. Shareholders' equity

Share Capital

The total authorized number of ordinary shares as at December 31, 2003 was 100,000,000, with a nominal value of EUR 0.10 each, of which 38,013,897 shares had been issued and fully paid up. As at December 31, 2003 the Company held 348,038 shares as treasury stock.

Stock options

In 2000 the Company adopted its Stock Option Plan 2000, under which options to purchase ordinary bearer shares may be granted to employees of the Company, its present and future subsidiaries and affiliated companies, and to other individuals designated by the Management Board and approved by the Supervisory Board to receive such options for their contributions to the growth and success of the Company and its subsidiaries.

Options granted under the Stock Option Plan 2000 are exercisable immediately on the date of the grant, at an exercise price equal to the fair market value of the underlying shares of the Company on the date of the grant. Options granted under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee, within a five year period as from the date of the grant, or, upon the optionee's death and with the approval of the Management Board, by his successors within three months from the date of the optionee's demise.

In 2003, the Company adopted a new stock option plan for executive management. Under this plan, options were granted to four Management Board members to purchase ordinary bearer shares. The options granted under this plan vest over a period which started on September 1, 2003 and ends on September 30, 2005. Options under the plan cannot be transferred, pledged or

charged, and may be exercised only by the optionee over a period of 5 years from the date of grant or, upon the optionee's death and with approval of the Management Board, by his successors within three months from the date of his demise. In connection with the acceptance of the options under this new plan, two Management Board members agreed not the exercise options which had been granted to them under the Stock Option Plan 2000.

The aggregate number and/or value of ordinary bearer shares to which options may be granted under these options plans may not exceed 5% of the Company's issued share capital. Accordingly, there is scope for 1,900,695 new shares to be issued to personnel.

As at December 31, 2003, an aggregate number of 732,579 options were outstanding with an average weighted exercise price of EUR 3.16. As at December 31, 2003, 369,834 options were granted (including options granted to the Management Board) subject to certain performance conditions; these options will vest for a period of four years.

Stock option activity during 2003 was as follows:

	Number of Options			Weighted Average exercise price
	Granted + Vested	Not Vested	Total	Granted + Vested
Balance as of December 31, 2002	907,995	175,000	1,082,995	4.43
Grant 2003 executive plan	-	684,000	684,000	-
Vested	305,833	(305,883)	-	1.06
Exercised	(16,667)	-	(16,667)	1.76
Forfeit	(464,582)	(183,333)	(647,915)	3.09
Balance as of December 31, 2003	732,579	369,834	1,102,413	3.16

Tele Atlas uses the intrinsic value accounting method for share awards under which there is no charge to earnings for employee stock option awards (because the exercise price equals the market value of the shares on the date of grant), and the dilutive effect of outstanding options is reflected as additional share dilution in the computation per share.

18. Financial instruments

Financial risk management objectives and policies

The Company is exposed to market risk, including changes in currency exchange rates and uses derivatives in connection with its risk management activities. The Company does not hold or issue derivative financial instruments for trading purposes.

Foreign currency risk

The Company carries out a significant proportion of its business in US dollars. The primary purpose of the Company's hedging activities is to protect its net cash flow in US dollars against volatility in the rate of the US dollar against the Group currency, the euro. The Company uses purchased currency options with a maturity of less than twelve months.

Credit risk

Credit risk arising from the inability of a counterparty to meet the terms of the Company's financial instrument contracts is generally limited to the amounts, if any, by which the counterparty's obligations exceed the obligations of the Company. It is the Company's policy to enter into financial instruments with a diversity of creditworthy counterparties. Therefore, the Company does not expect to incur material credit losses on its risk management or other financial instruments.

Derivative financial instruments

Starting 2001, the Company adopted IAS 39, Financial Instruments: Recognition and Measurement. The standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in a separate component of equity until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The fair value of derivative financial instruments included in the balance sheet at December 31, 2003 was a negative EUR 655 (2002: negative EUR 1,258). The amount that was recognized in equity during 2003 was EUR 2,376. The amount that was removed from equity and reported in the Statement of Operations in 2003 was EUR 2,979.

Net fair values

The carrying value of the financial assets and liabilities disclosed in the balance sheet is approximately equal to their fair value on account of the short maturity of these assets and liabilities.

Credit risk exposures

The Group's maximum exposure to credit risk (not taking into account the value of any collateral or other security held) in the event of the counterparties failing to perform their obligations as of December 31, 2003 in relation to each class of recognized financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract of arrangement. The Company's maximum credit risk exposure for derivative instruments is the full amount of the foreign currency the Company will be required to pay or purchase when settling the forward exchange contracts, should the counterparties not pay the currency they are committed to deliver to the Company. As of December 31, 2003, the notional principal amounts for foreign exchange contracts was EUR 10,477.

Significant concentrations of credit risk

Concentrations of credit risk exist when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is significant in relation to the Company's total credit exposure. The Company's portfolio of financial instruments is broadly diversified along industry, product and geographic lines, and transactions are entered into with diverse creditworthy counterparties, thereby mitigating any significant concentration of credit risk.

19. Statement of cash flows

Changes in working capital represent changes in current assets, excluding cash and cash equivalents, and in current liabilities, excluding income taxes payable.

20. Commitments and contingent liabilities

Contingent liabilities

Tele Atlas N.V. and its subsidiaries are, from time to time, party to litigation arising in the normal course of business. As at December 31, 2003 there were no significant cases, which had not been provided for in the financial statements.

Operating lease commitments

Tele Atlas N.V. leases facilities, cars and certain (computer) equipment under operating leases (the lessor effectively retains substantially all the risks and benefits of ownership of the leased items). As at December 31, 2003, the minimum annual lease commitments based on contractually agreed lease terms were as follows:

(in thousands of euros)	
Within one year	8,721
After one year but no more than five years	18,975
More than five years	699

Rental expenditure for the year ended December 31, 2003 amounted to EUR 9,964.

Finance lease commitments

The group has finance leases for cars. Then net book value of the assets related to the leases is EUR 312. Future minimum lease payments under finance leases together with the present value of the net minimum lease payments as at December 31, 2003 are as follows:

(in thousands of euros)	Minimum 2003	Present value of payments
Within one year	249	237
After one year but no more than 5 years	5	5
Total minimum lease payments	254	-
Less amounts representing finance charges	12	-
Present value of minimum lease payments	242	242

Source material commitments

As at December 31, 2003 Tele Atlas N.V. had commitments in relation to the acquisition of source material of EUR 3,361, of which EUR 2,252 in 2004. Bank guarantees relating to these commitments have been given for EUR 1,960.

21. Related party transactions

Transactions were carried out with related parties in connection with the sales of navigation products. These transactions are carried out on an arm's length basis. Purchases by related parties accounted for a considerable part of the Company's sales for 2002 and 2003.

22. Shareholders positions of Corporate Bodies

The Supervisory Board members and the Statutory Directors of Tele Atlas N.V. held the following number of shares and share options in Tele Atlas N.V. as at December 31, 2003

Statutory Directors Tele Atlas	Shares	Options
Alain De Taeye	28,369	125,000
George Fink	7,700	125,000

Supervisory Board	Shares	Options
Jos de Pont	30,263	0
Joost Tjaden	8,563	0
Gerhard Steiger	2,315	0
Wim Dik	300	0
Kurt Lauk	0	0
Siegfried Dais	0	0

Other Information

Post Balance Sheet event

On April 27, 2004 the company announced that it plans to acquire Geographic Data Technology Inc. (GDT) in a USD 100 million cash transaction. The transaction is subject to US anti-trust clearance.

In addition, Tele Atlas received a USD 210 million financing proposal from a consortium led by Oak Investment Partners (OAK) and New Enterprise Associates (NEA) to finance the purchase, fund the expenditure made to realize cost savings and fund future investment and working capital needs.

GDT is a private digital map company focussed on the North American market with its core competence in the geographic information services sector. Based on their unaudited financial statements for the year ended March 31, 2004 revenues were USD 43.5 million. EBITDA was USD 6.5 million. Tele Atlas expects to realize cost savings of approximately EUR 20 million per year with the combination of its operation in North America with GDT by rationalizing its database organization and sales and general, administrative expenses.

Independent auditor's report

Introduction

We have audited the consolidated financial statements of Tele Atlas N.V. 's-Hertogenbosch, and its subsidiaries for the year 2003, which comprise the consolidated statement of operations, consolidated balance sheet, consolidated cash flow statement, consolidated statement of changes in equity and the related notes. According to section 2:406 of the Netherlands Civil Code the consolidated financial statements form a part of the statutory accounts on which we issued an unqualified audit report dated April 27, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Eindhoven, April 27, 2004

Ernst & Young Accountants

Appropriation of results

Pursuant to Article 28 of the Articles of Association, the Company may make distributions to shareholders only insofar as its shareholders' equity exceeds the amount of its paid up capital, increased by reserves, which shall be kept by virtue of the law. The Supervisory Board determines which part of the profit shall be added to reserves. Any remaining profit will be at the disposal of the general meeting. Any amount, which is not distributed, shall be added to the Company's reserves.

Losses for the year are deducted from the accumulated result.

Colofon

Address:
Reitscheweg 7f
NL-5232 BX 's-Hertogenbosch
the Netherlands

Phone: +31 73 640 21 21
Fax: +31 73 640 21 22
E-mail: investor.relations@teleatlas.com
Tele Atlas on the Internet: www.teleatlas.com

Press

Keeping you informed



Press

TELE ATLAS N.V. ANNOUNCES LAUNCH OF GLOBAL OFFERING OF UP TO 25,680,535 SHARES

8 November, 2005, 'S-HERTOGENBOSCH - Tele Atlas N.V., a leading provider of digital map data, announces today an offering of up to 25,680,535 ordinary shares (the "Offering") representing in aggregate approximately 33.7 % of the issued share capital of Tele Atlas N.V. ("Tele Atlas" or the "Company") immediately prior to the Offering.

Details of the Offering:

- The Offering comprises up to 7,704,161 new ordinary shares offered by the Company (the "New Shares") and up to 17,976,374 existing ordinary shares offered by IAM, Oak Investment Partners, New Enterprise Associates (NEA), Robert Bosch GmbH, Meritech, TeleSoft Partners and Stanford University (the "Existing Shares", and together with the New Shares, the "Sale Shares")

- In connection with the Offering, the selling shareholders, other than IAM, have granted the underwriters an option pursuant to which the underwriters may require such selling shareholders to sell up to 3,852,080 additional existing ordinary shares

- The Offering consists of a public offering in The Netherlands (including to certain institutional investors) and an international offering to certain institutional investors

- A prospectus approved by the Authority for the Financial Markets ("AFM") is available on the websites www.euronext.com and www.teleatlas.com

- Tele Atlas intends to apply for the ordinary shares to be listed and admitted to trading on Eurolist by Euronext Amsterdam under the symbol "TA". Tele Atlas also intends to apply for admission of the New Shares, and of the existing ordinary shares which have not yet been listed on the FSE, to listing on the Prime Standard Segment of the regulated market of the Frankfurt Stock Exchange

- The subscription period commences on 9 November 2005 and the Offering is expected to price on or around 17 November 2005. The timing of closing of the books will be at the discretion of the joint global co-ordinators and joint bookrunners; who reserve the right to accelerate the pricing of this transaction or to extend the subscription period

• Immediately prior to the closing of the Offering, all the preferred shares held by certain selling shareholders will convert into ordinary shares. Immediately after the closing of the Offering, the warrants held by certain selling shareholders will automatically be exercised for ordinary shares

• The Offering is expected to increase the Company's free float from approximately 21.5% immediately prior to the Offering, to approximately 47.1% immediately after the Offering (assuming no exercise of the underwriters' option) and therefore is expected to increase trading liquidity and visibility of the Company's ordinary shares in the capital markets

• The Company intends to raise approximately €150 million of gross proceeds from the issue of the New Shares in the Offering. The Company intends to use the net proceeds for general corporate purposes, including the acquisition of underlying map data in the territories in which it is planning to expand its coverage, international expansion generally, the acquisition or investment in businesses, products or technology that complement its business and growth strategy and for working capital.

Alain De Taeye, CEO of Tele Atlas commented; 'This offering is an important step for Tele Atlas for a number of reasons. It will help us as we seek to increase the liquidity of our shares in the market; it provides us with additional cash resources to finance opportunities for future growth and, as a Dutch company, we are looking forward to being listed on Euronext Amsterdam. We are excited about taking the Company to its next stage of development.'

Goldman Sachs, Lehman Brothers and Morgan Stanley are acting as joint global co-ordinators and joint book-runners for the Offering. Fortis Bank is acting as lead manager.

For further information, please contact:
Tele Atlas
Jasper Vredegoor, Investor Relations manager
Tel.: +31 (73) 640 21 70, Fax: +31 (73) 640 21 22
investor.relations@teleatlas.com

M:Communications
Sarah Hamilton
+44 7836 295 291

Investor Voice
Carina Hamaker
+31 653 749 959

About Tele Atlas
Tele Atlas is a leading provider of digital maps for use in a wide range of navigation, mapping and geography-related applications. We supply our digital maps to many of the leading providers of personal navigation products, such as with TomTom, Navigon, Navman, Destinator and via Michelin. We also provide digital map data for use in in-car navigation systems installed in many of the most prestigious brands in the world, including Volkswagen/Audi, Mercedes-Benz, Fiat, General Motors and Toyota/Lexus as well as to a wide range of major enterprises and government agencies such as VNU, Mapinfo and the US Department of Transportation.

Our digital map database is highly accurate and provides full or partial map coverage of 37 countries on four continents, covering approximately 17.7 million kilometres of roadway in Europe and North America alone. Through partnerships and joint ventures, we provide partial digital map coverage of three countries in the Asia-Pacific region, and we will soon add China. In addition to our maps, we currently offer our customers enriched content from us and third parties, including access to a pool of over 23 million points of interest worldwide, including fuel stations, restaurants, hotels and tourist attractions as well as dynamic content such as traffic incident, speed and flow data,

road construction, fuel price and weather information in selected areas.

We have invested significantly in the development and enhancement of our map database and our proprietary methods and technology to enhance the quality and content of our database and the processes used to build it. We significantly increased the scale of our North American operations with the acquisition in July 2004 of Geographic Data Technology, a company that had been active in the North American digital map industry since 1980.

While we have focused primarily on Europe and, more recently, on North America, we believe that the market for digital maps is expanding globally and that there are significant opportunities to sell our digital map products in other countries. We will continue to seek to expand our coverage in Asia, Eastern Europe and Mexico over the next year. We will also consider strategic acquisitions where appropriate to build our coverage.

For more information, visit www.teleatlas.com.

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Tele Atlas N.V. (the "Company", and such securities, the "Securities") in the United States, Germany or in any other jurisdiction.

The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States or in Germany.

The offer to acquire securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that will be contained in the prospectus made generally available in The Netherlands in connection with such offering. Copies of the prospectus may be obtained at no cost from the Company or Fortis Bank (Nederland) N.V. or through the websites of the Company and Euronext Amsterdam (Dutch residents only).

All investment is subject to risk. The value of the securities offered may go down as well as up. Past performance is no guarantee of future returns. Potential investors are advised to seek expert financial advice before making any investment decision.

Certain statements in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements, including the general level of customer demand for digital map data, personal navigation products or automotive navigation systems; the continued maintenance of our customer relationships with key customers from whom we derive a significant proportion of our revenues; our ability to effectively compete with our competitors; and our ability to maintain or update our database.

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Tele Atlas Enriches Points Of Interest With Stable Of Leading Brand Icons

Program Boosts Location Content with Accurate At-a-Glance Brand Recognition

November 4, 2005, SAN FRANCISCO – Tele Atlas, a leading global geographic content provider, today announced at the company's Partner Conference in San Francisco its Brand Icon Program, designed to provide at-a-glance brand name recognition for a rapidly expanding roster of businesses. The program enables consumers whose solutions utilize Tele Atlas map data to quickly and efficiently identify the most frequently sought-for points of interest (POIs) – including food, gas, lodging and retail establishments – in an easy-to-view icon format. Tele Atlas solution partners benefit from the Brand Icon Program by their ability to provide richer location content to their customers.

Tele Atlas' existing Premium POI product provides millions of validated and accurately located points of interest. With the addition of brand icons, available through an optional license from Tele Atlas, application partners can incorporate brand recognition into POI functionality, enabling end users to instantly identify destinations based on well-known business logos.

"With Tele Atlas' Brand Icon Program, Pioneer navigation end users can easily and readily identify a range of businesses based on familiar logos," said Keith Burnett, vice president of product planning for mobile entertainment at Pioneer Electronics (USA) Inc. "The program offers travelers a richer, textured, more efficient means of finding a location among the many compelling points of interest from the Tele Atlas map data."

The brand icons are delivered to a highly pre-qualified opt-in audience that is actively seeking branded services on their automotive, personal and wireless navigation devices. Tele Atlas has a catalogue of leading companies currently enrolled in the Brand Icon Program, with plans to grow the program and expand its capabilities.

"As the navigation, telematics and location-based services markets continue to grow, the ability to easily pinpoint a specific location or service on a map becomes an ever more important attribute for our business partners to provide their customers," said Mike Gerling, chief operating officer, Tele Atlas, the Americas. "Tele Atlas works directly with each brand owner to update locations and carefully place the brand icons within the context of our digital maps, adding a level of rich detail to the map data previously unavailable to consumers."

Separately, Tele Atlas today announced the availability of its new Point Address

database – a powerful and accurate data set that pinpoints street addresses to a physical building, site or parcel. Tele Atlas' Point Address data allows developers to greatly enhance the value and usefulness of their geo-location and navigation products and offers end users a faster, more accurate method for locating street addresses.

Together, today's announcements demonstrate Tele Atlas' continued effort to provide the rich data that end users are requesting to enhance today's feature-intense applications.

About Tele Atlas

Founded in 1984, Tele Atlas is a leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. The company's database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, US and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have made the company's technology adaptable to both consumer and business-to-business applications. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, visit www.teleatlas.com.

Contact:
Karen McGinty
Tele Atlas North America
603-643-0330, ext. 3271
karen.mcginty@teleatlas.com

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Tele Atlas Announces Coast-To-Coast Truck Routing Database With Local Road Information

New Tele Atlas/Logistics Database Helps Fleet Operators Identify Road and Weight Restrictions, Other Data for Safe and Efficient Route Creation

November 4, 2005, San Francisco – Tele Atlas, a leading global geographic content provider, announced today at its Partner Conference Tele Atlas/Logistics, a truck routing database for the U.S. and Canada that includes vital trucking attributes such as road restrictions and bridge detail to help truckers plan safe and efficient routes. Tele Atlas/Logistics is the only digital mapping database to provide nationwide trucking attributes with detail down to the local street level.

Targeted for the commercial vehicle telematics and fleet logistics industries, Tele Atlas/Logistics provides truck attributes for interstate highways and state roads for all 50 states, Canada and Puerto Rico, as well as local access road data. The Tele Atlas/Logistics database covers more than seven million miles of roads and identifies multiple categories of restrictions, including hazardous material regulations and truck-preferred/truck-restricted routes.

"With ever-increasing demands on the freight transportation industry, understanding the challenges of commercial fleet operators is important to improving mobility and productivity," said Dana Fenner, Market Director, Fleet Logistics for Tele Atlas. "Commercial carriers face many navigation issues, including legal road and physical restrictions. With Tele Atlas/Logistics, they can plan the best route, keep costs to a minimum, save fuel and reduce emissions while increasing safety and efficiency."

As previously announced, QUALCOMM, the industry's global leader in providing high-value wireless data solutions, will deploy Tele Atlas/Logistics to enhance its line of platforms, applications and services offered to the transportation and logistics, and construction equipment industries.

"The accuracy of Tele Atlas' maps, their high-quality and efficient data-gathering processes, and their effective integration of trucking attributes and other industry-specific content with their data were critical factors in our decision to select Tele Atlas as our map data supplier," said Tom Doyle, vice president of business development for QUALCOMM Wireless Business Solutions. "The high-quality information from Tele Atlas will greatly enhance the benefits and value QUALCOMM customers derive from our stable of technologies and complete end-to-end wireless solutions."

According to Tele Atlas, more than two million miles of roads have restrictions that impact large commercial vehicles. To help truckers plan the most efficient and safest route, Tele Atlas/Logistics provides detailed information on nine layers of hazardous materials, restriction detail and truck-preferred/truck-restricted routes for all classifications of roads and all vehicle types. Tele Atlas continually verifies its map data with its own staff and through alliances with routing professionals who help verify and update road data daily.

About Tele Atlas

Founded in 1984, Tele Atlas is a leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. The company's database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, US and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have made the company's technology adaptable to both consumer and business-to-business applications. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, visit www.teleatlas.com.

Contact:
Karen McGinty
Tele Atlas North America
603-643-0330, ext. 3271
karen.mcginty@teleatlas.com

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Tele Atlas Delivers Detailed Point Addresses For Its Nationwide Street Map Database

Data Allows Digital Map Users to Locate Physical Addresses Faster and More Accurately Across the U.S.

Nov. 4, 2005, SAN FRANCISCO – Tele Atlas, a leading global geographic content provider, today announced at the company's Partner Conference in San Francisco the availability of its new Point Address database – a powerful and accurate data set that pinpoints street addresses to a physical building, site or parcel. Tele Atlas' Point Address data allows application developers to greatly enhance the value and usefulness of their geo-location and navigation products, and offers end-user consumers a faster, more accurate method for locating street addresses.

Tele Atlas' Point Address database is currently being deployed in applications such as Internet mapping, flood hazard determination, property and casualty insurance, telecommunications and utility services. More than 40 million address points are available today, including those in many major urban areas, and Tele Atlas plans to provide full coverage across the U.S. for more than 120 million addresses. To ensure the highest level of accuracy, Tele Atlas incorporates address data from multiple private and public sources, and the entire database is tested and updated regularly.

"Adding point addresses is a major step forward in enhancing the precision and accuracy of digital mapping. Instead of looking for building numbers while they drive down a block, Tele Atlas map users can find the front door of their destinations without worry or hesitation," said Mike Gerling, chief operating officer, Tele Atlas, the Americas. "We are very pleased by the favorable reception of point address data by our developer partners, and we will continue to focus our industry-leading mapping technologies and data gathering methods to help create more innovative and powerful applications."

To further enhance the richness and completeness of digital map data, Tele Atlas today also launched its Brand Icon Program, designed to provide at-a-glance cooperative name brand recognition for a rapidly expanding roster of businesses. This program enables users of Tele Atlas map data to quickly and easily identify their favorite and most frequently used points of interest, such as food, gas, lodging and retail establishments. With the addition of these brand icons, Tele Atlas is providing another layer of information to identify business brands in an easy-to-read format.

About Tele Atlas

Founded in 1984, Tele Atlas is a leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. The company's database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, US and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have made the company's technology adaptable to both consumer and business-to-business applications. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, visit www.teleatlas.com.

Contact:
Karen McGinty
Tele Atlas North America
603-643-0330, ext. 3271
karen.mcginty@teleatlas.com

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Euronext Listing
Offering of Shares

's-Hertogenbosch, 28 October, 2005

Tele Atlas NV intends to list on Eurolist by Euronext Amsterdam and complete a global offer of its ordinary shares before the end of the year. The company intends to raise proceeds of approximately €150 million in an offering of newly issued shares. The global offer will also include an offering by certain shareholders of the company of an undetermined number of existing shares. Goldman Sachs, Lehman Brothers and Morgan Stanley have been appointed joint global co-ordinators and joint book-runners for the transaction. Fortis has been appointed joint lead manager.

For further information, please contact:
Jasper Vredegoor, Tele Atlas Investor Relations manager
Tel.: +31 (73) 640 21 70, Fax: +31 (73) 640 21 22
investor.relations@teleatlas.com

M:Communications
Sarah Hamilton
+44 7836 295 291

Investor Voice
Carina Hamaker
+31 653 749 959

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Tele Atlas N.V. (the "Company", and such securities, the "Securities") in the United States, Germany or in any other jurisdiction.
The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States or in Germany.".

The offer to acquire securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that will be contained in the prospectus to be made generally available in The Netherlands in connection with such offering. When made generally available, copies of the prospectus may be obtained at no cost from the Company or Fortis Bank N.V.

or through the website of Euronext Amsterdam (Dutch residents only).
All investment is subject to risk. The value of the securities offered may go down as well as up. Past performance is no guarantee of future returns. Potential investors are advised to seek expert financial advice before making any investment decision.

Tele Atlas N.V.
Reitscheweg 7f
5232 BX 's-Hertogenbosch
The Netehrlands

ISIN: NL0000233948
Security Identification Number (WKN): 927 101
Listing: Regulated Market in Frankfurt (Prime Standard).

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Tele Atlas Reports 56% Revenue Growth For Quarter Ended September 30, 2005

- Continued strong growth in the personal navigation market

- Increased bundled sales in in-car navigation segment

- Strong improvement in adjusted EBITDA

- New product launches and contracts with partners using Tele Atlas data

October 28, 2005, 's-Hertogenbosch - Tele Atlas NV ("Tele Atlas"), a leading provider of digital maps, announced revenues of €50.5 million in the third quarter of 2005, compared to €32.3 million in the same period of 2004, an increase of 56%.

Tele Atlas Group's overall operating result before capitalization, depreciation, amortization and employee stock option expense ("Adjusted EBITDA") for the third quarter of 2005 improved to a profit of €1.7 million, compared with a loss of €9.1 million during the same period in 2004. Adjusted EBITDA from European operations for the third quarter

increased to €8.8 million in 2005 from €0.8 million during the same period in 2004 as a result of increased sales revenues. Adjusted EBITDA in North America improved to a loss of €7.1 million in the third quarter of 2005 from a loss of €9.9 million during the same period in 2004. As a result of the impact of IFRS 2, the decrease in capitalization and the increase in amortization the net result amounted to a net loss of €9.8 million compared to a net loss of €7.8 in the same period of 2004.

Net cash flow from operating activities after capitalization of databases and tools for the third quarter improved to an inflow of €2.6 million compared to an outflow of €7.8 million during the same period in 2004 primarily as a result of the improvement in Adjusted EBITDA.

Revenue development per segment
Worldwide revenues in the personal navigation segment increased by 140% to €18.5 million compared to €7.7 million in the same quarter of the previous year. Revenue growth was driven by the rapid increase in demand for portable navigation systems in both Europe and North America. Worldwide revenues in the in-car navigation segment increased by 66% to €12.5 million in the third quarter of 2005 from €7.4 million during the same period in 2004. The growth in Europe was mainly driven by higher sales of products on the Harman Becker and Pioneer platforms.
Revenues in the data products navigation segment for the third quarter remained at approximately the same level as the same period in 2004. Although the installed base of navigation systems has grown, the growing prevalence of DVD-based systems caused this segment to remain flat when compared with the previous year.

Revenue for the third quarter in the enterprise and public sector segment increased by 23% to €10.1 million compared to €8.2 million in the same period in 2004, primarily due to higher revenues from government customers in North America.

Revenue in the other segments, consisting of Internet, telematics and consumer wireless markets, totalled €3.1 million in the third quarter and increased primarily as a result of increased sales in the wireless segment.

European revenues for the third quarter rose by 70% to €37.0 million from €21.8 million for the same period in 2004. This increase was primarily the result of higher sales in the personal navigation and in-car navigation segments.

North American revenues for the third quarter increased by 28% to €13.4 million largely as the result of higher revenues from the enterprise and public sector segment, as well as the personal navigation segment.

First nine months 2005
Revenues for the first nine months of 2005 increased by 67% to €142.2 million, as compared to €85,0 million during the same period in 2004. European revenues grew by 48% to €101.8 million. North American revenues grew from €16.4 million to €40.4 million, primarily as the result of the acquisition of GDT in July 2004.

Adjusted EBITDA for the first nine months improved to a profit of €9.5 million, compared to a loss of €19.8 million in the same period of 2004. Tele Atlas' after-tax net loss for the first nine months of 2005 was €20.9 million, compared to €13.9 million in the same period last year.

During the first nine months of 2005 net cash flow from operating activities after capitalization of databases and tools improved to a €15.1 million inflow compared to a €28.0 million outflow for the same period in 2004.

Tele Atlas continues to benefit from the growing market for products that utilize digital maps. The company saw rapid growth over the prior year in both its European and North American markets. While all market segments in which the company operates were up over the prior year, the personal navigation market grew the most rapidly.

The personal navigation market
The growth in the personal navigation segment is being driven by the introduction of innovative products from a variety of Tele Atlas customers. Navman recently launched several new products in their iCN product line; the iCN 320, 520, 550 and PiN 570. Each of the systems includes basic navigation functionality, but also offers additional product and pricing options.

In North America, navigation systems manufacturer Cobra Electronics launched a new personal navigation device, the "NAV ONE 4500" featuring real-time traffic information from Clear Channel Radio and Tele Atlas. The NAV ONE is the first product in the Cobra range featuring Tele Atlas digital maps.

Navigation applications that operate on wireless devices are increasing in availability. TomTom announced the availability of its TomTom Mobile 5 on Nokia Series 60 based mobile devices and the Sony Ericsson P910i. TomTom also announced a partnership with T-Mobile to offer TomTom products on T-Mobile devices. In addition, Wayfinder announced the availability of its products on the Sony Ericsson P910i, and gate5 announced the availability of its smart2go product on the Nokia Communicator 9300 and 9500.

Personal navigation devices are also making their way into the in-car navigation segment. The TomTom GO is offered as an option on the Toyota Aygo in Europe as a result of TomTom's recent partnership with Toyota. TomTom has similar deals with Opel for the Corsa, Nissan France for the Nissan Micra Must and Lancia for Lancia Ypsilons sold in Italy.

Traditional automotive suppliers are also moving into the personal navigation segment. Blaupunkt launched its first personal navigation device, the TravelPilot Lucca, and VDO Dayton launched its first personal navigation device, the MS 2000. Both these systems use Tele Atlas maps.

Distribution is also becoming wider with TomTom and MapQuest announcing the MapQuest PND, a co-branded personal navigation device based on the TomTom GO which will be available exclusively on the MapQuest website.

Developments in in-car navigation
Tele Atlas experienced continued growth in the in-car navigation segment, due in part to the introduction of the new Mercedes M-Class and B-Class models featuring a Becker navigation system with Tele Atlas maps. Blaupunkt also launched a new series of aftermarket systems with colour displays that show small maps for better orientation at junctions, and its first aftermarket DVD system with a detailed map of Europe.

Prospects
Tele Atlas expects revenues for the fourth quarter will be up approximately 30% over the prior year. Consequently, Tele Atlas expects full year revenues for 2005 will be between approximately €195 million and €200 million, which is above its second quarter guidance of €185 million. Tele Atlas expects Adjusted EBITDA will be between approximately €13 and €16 million. This forecast is based on the company's current expectations. This forecast is forward-looking and actual results may differ materially.

Forward-looking Statements
The forward-looking statements included in this press release with respect to the business, results of operation and financial condition of Tele Atlas are subject to a number of risks and uncertainties that could cause actual results to differ materially from forecasts, estimates or other statements set forth in this release, including the following: the general level of customer demand for digital map data, personal navigation products or in-car navigation systems; Tele Atlas' continued maintenance of key customer relationships; Tele Atlas' ability to effectively compete with its competitors; Tele Atlas' ability to maintain and update its database to a high quality and the amount of license fees charged by Tele Atlas for its map data. Tele Atlas undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances that may arise

after the date of this release.

Key figures
(In millions of euros except for per-share information and average number of employees)

	2005 - three month period ending September 30			2004 – three month period ending September 30		
	Total	Europe	USA	Total	Europe	USA
Revenues	50.5	37.0	13.5	32.3	21.8	10.5
Adjusted EBITDA[1]	1.7	8.8	(7.1)	(9.1)	0.8	(9.9)
Operating result/(loss) (EBIT)[2]	(10.3)	(0.5)	(9.8)	(6.7)	(0.5)	(6.2)
Net result (loss)[2]	(9.8)			(7.8)		
Average number of employees	1,264	662	602	2,078	1,432[3]	646
Earnings per share	(0.18)			(0.21)		

	2005 - Nine month period			2004 – Nine month period		
	Total	Europe	USA	Total	Europe	USA
Revenues	142.2	101.8	40.4	85.0	68.6	16.4
Adjusted EBITDA[1]	9.5	21.0	(11.5)	(19.8)	9.5	(29.3)
Operating result(loss) (EBIT)[2]	(19.7)	(3.0)	(16.7)	(10.7)	7.1	(17.7)
Net result(loss)[2]	(20.9)			(13.9)		
Average number of employees	1,476	858[3]	618	1,874	1,414[3]	460
Earnings per share	(0.47)			(0.37)		

[1] Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.

[2] The operating result and net result for the periods ended September 30, 2004 has been

adjusted to reflect the implementation of IFRS 2 Share-based Payments.

[3] Includes employees of corporate and of the company's operations in India prior to disposal in March 2005

About Tele Atlas

Founded in 1984, Tele Atlas is a leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. The company's database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, US and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have made the company's technology adaptable to both consumer and business-to-business applications. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, visit www.teleatlas.com.

For further information, please contact:

Jasper Vredegoor, Tele Atlas Investor Relations manager
GSM: +31 (6) 52 32 52 89
Tel.: +31 (73) 640 21 60
Fax: +31 (73) 640 21 21
jasper.vredegoor@teleatlas.com

Or

Dirk Snauwaert, Director of Public Relations
GSM: +32 475 69 30 97
Tel.: +32 9 244 88 11
Fax: +32 9 222 74 12
Dirk.snauwaert@teleatlas.com

Tele Atlas

Ad hoc Release § 15 WpHG

Euronext Listing
Offering of Shares

NOT FOR RELEASE / DISTRIBUTION IN THE UNITED STATES AUSTRALIA, CANADA AND JAPAN

's-Hertogenbosch, 28 October, 2005

Tele Atlas NV intends to list on Eurolist by Euronext Amsterdam and complete a global offer of its ordinary shares before the end of the year. The company intends to raise proceeds of approximately €150 million in an offering of newly issued shares. The expected global offer will also include an offering by certain shareholders of the company of an undetermined number of existing shares. Goldman Sachs, Lehman Brothers and Morgan Stanley have been appointed joint global co-ordinators and joint book-runners for the transaction. Fortis has been appointed joint lead manager.

For further information, please contact:
Jasper Vredegoor, Tele Atlas Investor Relations manager
Tel.: +31 (73) 640 21 70, Fax: +31 (73) 640 21 22
investor.relations@teleatlas.com

M:Communications
Sarah Hamilton
+44 7836 295 291

Investor Voice
Carina Hamaker
+31 653 749 959

This announcement is not an offer to sell or a solicitation of any offer to buy the securities of Tele Atlas N.V. (the "Company", and such securities, the "Securities") in the United States, Germany or in any other jurisdiction.
The Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or an exemption from such registration is available. No public offering of Securities of the Company is being made in the United States or in Germany.".

The offer to acquire securities pursuant to the proposed offering will be made, and any investor should make his investment, solely on the basis of information that will be contained in the prospectus to be made generally available in The Netherlands in connection with such offering. When made generally available, copies of the prospectus may be obtained at no cost from the Company or Fortis Bank N.V. or through the website of Euronext Amsterdam (Dutch residents only).
All investment is subject to risk. The value of the securities offered may go down as well as up. Past performance is no guarantee of future returns. Potential investors are advised to seek expert financial advice before making any investment decision.

Tele Atlas N.V.

Tele Atlas

Reitscheweg 7f
5232 BX 's-Hertogenbosch
The Netherlands

ISIN: NL0000233948
Security Identification Number (WKN): 927 101
Listing: Regulated Market in Frankfurt (Prime Standard).

Tele Atlas

Investor Press Room

Tele Atlas Reports 56% Revenue Growth For Quarter Ended September 30, 2005

- **Continued strong growth in the personal navigation market**
- **Increased bundled sales in in-car navigation segment**
- **Strong improvement in adjusted EBITDA**
- **New product launches and contracts with partners using Tele Atlas data**

October 28, 2005, 's-Hertogenbosch - Tele Atlas NV ("Tele Atlas"), a leading provider of digital maps, announced revenues of €50.5 million in the third quarter of 2005, compared to €32.3 million in the same period of 2004, an increase of 56%.

Tele Atlas Group's overall operating result before capitalization, depreciation, amortization and employee stock option expense ("Adjusted EBITDA") for the third quarter of 2005 improved to a profit of €1.7 million, compared with a loss of €9.1 million during the same period in 2004. Adjusted EBITDA from European operations for the third quarter increased to €8.8 million in 2005 from €0.8 million during the same period in 2004 as a result of increased sales revenues. Adjusted EBITDA in North America improved to a loss of €7.1 million in the third quarter of 2005 from a loss of €9.9 million during the same period in 2004. As a result of the impact of IFRS 2, the decrease in capitalization and the increase in amortization the net result amounted to a net loss of €9.8 million compared to a net loss of €7.8 in the same period of 2004.

Net cash flow from operating activities after capitalization of databases and tools for the third quarter improved to an inflow of €2.6 million compared to an outflow of €7.8 million during the same period in 2004 primarily as a result of the improvement in Adjusted EBITDA.

Revenue development per segment
Worldwide revenues in the personal navigation segment increased by 140% to €18.5 million compared to €7.7 million in the same quarter of the previous year. Revenue growth was driven by the rapid increase in demand for portable navigation systems in both Europe and North America. Worldwide revenues in the in-car navigation segment increased by 66% to €12.5 million in the third quarter of 2005 from €7.4 million during the same period in 2004. The growth in Europe was mainly driven by higher sales of products on the Harman Becker and Pioneer platforms. Revenues in the data products navigation segment for the third quarter remained at approximately the same level as the same period in 2004. Although the installed base of navigation systems has grown, the growing prevalence of DVD-based systems caused this segment to remain flat when compared with the previous year.

Revenue for the third quarter in the enterprise and public sector segment increased by 23% to €10.1 million compared to €8.2 million in the same period in 2004, primarily due to higher revenues from government customers in North America.

Revenue in the other segments, consisting of Internet, telematics and consumer wireless markets, totalled €3.1 million in the third quarter and increased primarily as a result of increased sales in the wireless segment.

European revenues for the third quarter rose by 70% to €37.0 million from €21.8 million for the same period in 2004. This increase was primarily the result of higher sales in the personal

navigation and in-car navigation segments.

North American revenues for the third quarter increased by 28% to €13.4 million largely as the result of higher revenues from the enterprise and public sector segment, as well as the personal navigation segment.

First nine months 2005

Revenues for the first nine months of 2005 increased by 67% to €142.2 million, as compared to €85.0 million during the same period in 2004. European revenues grew by 48% to €101.8 million. North American revenues grew from €16.4 million to €40.4 million, primarily as the result of the acquisition of GDT in July 2004.

Adjusted EBITDA for the first nine months improved to a profit of €9.5 million, compared to a loss of €19.8 million in the same period of 2004. Tele Atlas' after-tax net loss for the first nine months of 2005 was €20.9 million, compared to €13.9 million in the same period last year.

During the first nine months of 2005 net cash flow from operating activities after capitalization of databases and tools improved to a €15.1 million inflow compared to a €28.0 million outflow for the same period in 2004.

Tele Atlas continues to benefit from the growing market for products that utilize digital maps. The company saw rapid growth over the prior year in both its European and North American markets. While all market segments in which the company operates were up over the prior year, the personal navigation market grew the most rapidly.

The personal navigation market

The growth in the personal navigation segment is being driven by the introduction of innovative products from a variety of Tele Atlas customers. Navman recently launched several new products in their iCN product line; the iCN 320, 520, 550 and PiN 570. Each of the systems includes basic navigation functionality, but also offers additional product and pricing options.

In North America, navigation systems manufacturer Cobra Electronics launched a new personal navigation device, the "NAV ONE 4500" featuring real-time traffic information from Clear Channel Radio and Tele Atlas. The NAV ONE is the first product in the Cobra range featuring Tele Atlas digital maps.

Navigation applications that operate on wireless devices are increasing in availability. TomTom announced the availability of its TomTom Mobile 5 on Nokia Series 60 based mobile devices and the Sony Ericsson P910i. TomTom also announced a partnership with T-Mobile to offer TomTom products on T-Mobile devices. In addition, Wayfinder announced the availability of its products on the Sony Ericsson P910i, and gate5 announced the availability of its smart2go product on the Nokia Communicator 9300 and 9500.

Personal navigation devices are also making their way into the in-car navigation segment. The TomTom GO is offered as an option on the Toyota Aygo in Europe as a result of TomTom's recent partnership with Toyota. TomTom has similar deals with Opel for the Corsa, Nissan France for the Nissan Micra Must and Lancia for Lancia Ypsilons sold in Italy.

Traditional automotive suppliers are also moving into the personal navigation segment. Blaupunkt launched its first personal navigation device, the TravelPilot Lucca, and VDO Dayton launched its first personal navigation device, the MS 2000. Both these systems use Tele Atlas maps.

Distribution is also becoming wider with TomTom and MapQuest announcing the MapQuest PND, a co-branded personal navigation device based on the TomTom GO which will be available exclusively on the MapQuest website.

Developments in in-car navigation

Tele Atlas experienced continued growth in the in-car navigation segment, due in part to the introduction of the new Mercedes M-Class and B-Class models featuring a Becker navigation system with Tele Atlas maps. Blaupunkt also launched a new series of aftermarket systems with

colour displays that show small maps for better orientation at junctions, and its first aftermarket DVD system with a detailed map of Europe.

Prospects

Tele Atlas expects revenues for the fourth quarter will be up approximately 30% over the prior year. Consequently, Tele Atlas expects full year revenues for 2005 will be between approximately €195 million and €200 million, which is above its second quarter guidance of €185 million. Tele Atlas expects Adjusted EBITDA will be between approximately €13 and €16 million. This forecast is based on the company's current expectations. This forecast is forward-looking and actual results may differ materially.

Forward-looking Statements

The forward-looking statements included in this press release with respect to the business, results of operation and financial condition of Tele Atlas are subject to a number of risks and uncertainties that could cause actual results to differ materially from forecasts, estimates or other statements set forth in this release, including the following: the general level of customer demand for digital map data, personal navigation products or in-car navigation systems; Tele Atlas' continued maintenance of key customer relationships; Tele Atlas' ability to effectively compete with its competitors; Tele Atlas' ability to maintain and update its database to a high quality and the amount of license fees charged by Tele Atlas for its map data. Tele Atlas undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release.

Key figures

(In millions of euros except for per-share information and average number of employees)

	2005 - three month period ending September 30			**2004 – three month period ending September 30**		
	Total	Europe	USA	Total	Europe	USA
Revenues	50.5	37.0	13.5	32.3	21.8	10.5
Adjusted EBITDA[1]	1.7	8.8	(7.1)	(9.1)	0.8	(9.9)
Operating result/(loss) (EBIT)[2]	(10.3)	(0.5)	(9.8)	(6.7)	(0.5)	(6.2)
Net result (loss)[2]	(9.8)			(7.8)		
Average number of employees	1,264	662	602	2,078	1,432[3]	646
Earnings per share	(0.18)			(0.21)		

	2005 - Nine month period			**2004 – Nine month period**		
	Total	Europe	USA	Total	Europe	USA
Revenues	142.2	101.8	40.4	85.0	68.6	16.4
Adjusted EBITDA[1]	9.5	21.0	(11.5)	(19.8)	9.5	(29.3)
Operating result(loss) (EBIT)[2]	(19.7)	(3.0)	(16.7)	(10.7)	7.1	(17.7)
Net result(loss)[2]	(20.9)			(13.9)		
Average number of employees	1,476	858[3]	618	1,874	1,414[3]	460
Earnings per share	(0.47)			(0.37)		

[1] Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.

[2] The operating result and net result for the periods ended September 30, 2004 has been adjusted to reflect the implementation of IFRS 2 Share-based Payments.

[3] Includes employees of corporate and of the company's operations in India prior to disposal in March 2005

About Tele Atlas

Founded in 1984, Tele Atlas is a leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. The company's database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, US and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have made the company's technology adaptable to both consumer and business-to-business applications. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, visit www.teleatlas.com.

For further information, please contact:

Jasper Vredegoor, Tele Atlas Investor Relations manager
GSM: +31 (6) 52 32 52 89
Tel.: +31 (73) 640 21 60
Fax: +31 (73) 640 21 21
jasper.vredegoor@teleatlas.com

Or

Dirk Snauwaert, Director of Public Relations
GSM: +32 475 69 30 97
Tel.: +32 9 244 88 11
Fax: +32 9 222 74 12
Dirk.snauwaert@teleatlas.com


Tele Atlas

Quarterly Report

Q3-2005

Introduction by management board

Main Results

Tele Atlas' revenues for the third quarter of 2005 increased by 56% to €50.5 million as compared to €32.3 for the third quarter of the previous year. Revenues for the first nine months increased by 67% to €142.2 million from €85.0 in the previous year. Results for the first nine months of 2005 include the operations of GDT for the entire period whereas the results for the first nine months of 2004 only include the operations of GDT subsequent to its acquisition in July of 2004.

Revenues in Europe increased in the third quarter by 70% to €37.0 million from €21.8 million during the same period in 2004. This increase was primarily the result of higher sales in the personal navigation and in-car navigation segments. Revenues for the first nine months in Europe were €101.8 million, an increase of 48% over the prior year. Revenues in North America for the third quarter of 2005 increased 28% to €13.5 million from €10.5 million for the prior year primarily as the result of increases in revenues from the enterprise and government segment as well as the personal navigation segment. Nine month revenues in North America increased to €40.4 million compared to €16.4 million in the previous year.

Excluding depreciation, amortization, capitalization and employee stock option expense, operating expenses increased by 18% in the third quarter of 2005 to €48.9 million from €41.4 million in the same period of 2004. Adjusted operating expenses for the first nine months increased by 27% to €132.7 million from €104.8 million in the previous year. Depreciation and amortization increased from €11.6 million in the third quarter of 2004 to €12.8 million in the third quarter of 2005. Capitalization of internally generated intangible assets decreased to €7.2 million from €16.2 million in the same period of the previous year. This decrease was the result of implementation of the revised International Accounting Standards Board pronouncement IAS 38 and the determination by the Company that for a number of countries in Europe, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. For those countries, capitalization was discontinued as of January 1, 2005. Employee stock option expense resulting from the implementation of IFRS 2 was €6.5 million for the third quarter of 2005 versus €2.2 million for the third quarter of 2004. Including depreciation, amortization and employee stock option expense, total operating expenses increased by 23% in the third quarter of 2005 to €68.1 million from €55.2 million in the third quarter of 2004. Total operating expenses for the first nine months, including depreciation, amortization and employee stock option expense, increased by 35% to €185.0 million from €137.1 million the previous year.

Adjusted EBITDA[1] for the third quarter of 2005 improved to a profit of €1.7 million as compared to a loss of €9.1 million for the same period in 2004. Adjusted EBITDA from European operations increased to €8.8 million for the third quarter of 2005 from €0.8 million in the same period in 2004 as a result of increased sales revenues. The Adjusted EBITDA loss in North America decreased to €7.1 million in 2005 from €9.9 million in 2004. The company wide Adjusted EBITDA for the first nine months improved to a profit of €9.5 million from a loss of €19.8 million in the previous year.

As a result of the impact of IFRS 2, the decrease in capitalization and the increase in amortization, the consolidated operating result (EBIT) for the third quarter was a loss of €10.3 million, from a loss of €6.7 million in the same period of the previous year. The consolidated after tax net loss during the third quarter of 2005 was €9.8 million, compared with a loss for the same period in 2004 of €7.8 million. EBIT for the first nine months was a loss of €19.7 million from the previous year's loss of €10.7 million.

The overall cash flow from operating activities for the third quarter of the year was €2.6 million as compared to an outflow of €7.8 million during the same period during 2004. This improvement was primarily the result of improved Adjusted EBITDA. For the first nine months, cash flow from operating activities was an inflow of €15.1 million compared to an outflow of € 28.0 million the previous year.

[1] Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.

Tele Atlas continues to be a beneficiary of the burgeoning market for products that utilize digital maps. The company saw rapid growth over the prior year in both its European and North American markets. While all market segments in which the company operates were up over the prior year, the personal navigation market is growing the most rapidly.

Developments in Personal Navigation

The growth in the personal navigation segment is being driven by the introduction of innovative products from a wide variety of companies. Tele Atlas partner Navman recently launched several new products in their iCN product line; the iCN 320, 520, 550 and PiN 570. The 550 model offers dedicated buttons that direct people to the closest petrol station or parking space in a single click. Traffic information is also available on this model.

In North America, navigation systems manufacturer Cobra Electronics launched a new personal navigation device, the "NAV ONE 4500" featuring real-time traffic information from Clear Channel Radio and Tele Atlas which provides information on traffic incidents, congested roads and construction zones in 48 major metropolitan areas across the country, covering nearly 70 percent of the U.S. population. The NAV ONE is the first product in the Cobra range featuring Tele Atlas digital mapping.

Personal navigation devices are also making their way into the automotive segment, with TomTom beginning initial shipments for their deal with Toyota in which the TomTom GO will be made available as an option on the Toyota Aygo in Europe. TomTom has similar deals with Opel for the Corsa, with Nissan France for the Nissan Micra Must and with Lancia for Lancia Ypsilon's sold in Italy. Traditional automotive suppliers are also moving into the personal navigation segment with Blaupunkt launching its first personal navigation device, the TravelPilot Lucca. VDO Dayton also launched their first personal navigation device, the MS 2000. All these systems use Tele Atlas maps.

Distribution is also becoming wider with TomTom and Mapquest announcing the Mapquest PND, a cobranded device based on the TomTom GO which will be available exclusively on the Mapquest website.

Navigation applications that operate on wireless devices are also becoming more available. TomTom announced the availability of its TomTom Mobile 5 on the Nokia Series 60 based mobile devices and the Sony Ericsson P910i. TomTom also announced a partnership with T-Mobile to offer TomTom products on T-Mobile devices. Tele Atlas partner Wayfinder announced the availability of its products on the Sony Ericsson P910i and gate5 announced the availability of their smart2go product on the Nokia Communicator 9300 and 9500.

Retail efforts

In co-operation with partners, Tele Atlas' efforts in the retail channels are ongoing with the overall goal to continue to expand category leadership in personal navigation and to lead to more educated retail staff and end-users, enabling more rapid expansion of the category.

During the quarter, fixture designs were completed and began manufacturing for Best Buy and Circuit City for installation and deployment early in the fourth quarter and heading into the holiday selling season.

In a similar vein, Buyers' Guides, training materials and other selling tools for Dixons and PC World in the UK were completed.

Developments in in-car navigation

Tele Atlas also experienced growth in the automotive segment, due in part to the introduction of the new Mercedes M-Class and B-Class featuring a Becker navigation systems with Tele Atlas maps. Blaupunkt

also launched a new series of after market systems with colour displays that show small maps for better orientation at junctions and their first aftermarket DVD system with a detailed map of Europe.

Status of GDT/Tele Atlas North America Integration

The integration of the GDT and Tele Atlas North America databases is proceeding as planned. Two test releases of the integrated data have been completed as well as the restructuring of the internal Tele Atlas North American database and tools to accommodate the integrated data model. During the quarter, updated releases of both the MultiNet (Tele Atlas North America) and Dynamap (GDT) product lines were released which include efforts of integration. The next release of the product lines is due end of October 2005. This release will include additional data which has been cross validated and merged as part of the integration processes. We are still expecting to make the final release of the integrated database during the first quarter of 2006.

Outlook

Tele Atlas expects revenues for the fourth quarter will be up approximately 30% over the prior year. Consequently, Tele Atlas expects full year revenues for 2005 will be between approximately €195 million and €200 million, which is above its second quarter guidance of €185 million. Tele Atlas expects Adjusted EBITDA will be between approximately €13 and €16 million. This forecast is based on the company's current expectations. This forecast is forward-looking and actual results may differ materially.

Key figures

(In millions of Euro except for per share information and average number of employees. Rest of world information included with Europe)

	Three month period ended September 30, 2005			Three month period ended September 30, 2004		
	Total	Europe	USA	Total	Europe	USA
Revenues	50.5	37.0	13.5	32.3	21.8	10.5
Adjusted EBITDA[1]	1.7	8.8	(7.1)	(9.1)	0.8	(9.9)
Operating result (EBIT)[2]	(10.3)	(0.5)	(9.8)	(6.7)	(0.5)	(6.2)
Net result[2]	(9.8)			(7.8)		
Average number of employees	1,264	662	602	2,078	1,432[3]	646
Earnings per share	(0.18)			(0.21)		

	Nine month period, ended September 30, 2005			Nine month period, ended September 30, 2004		
	Total	Europe	USA	Total	Europe	USA
Revenues	142.2	101.8	40.4	85.0	68.6	16.4
Adjusted EBITDA[1]	9.5	21.0	(11.5)	(19.8)	9.5	(29.3)
Operating result (EBIT)[2]	(19.7)	(3.0)	(16.7)	(10.7)	7.1	(17.7)
Net result[2]	(20.9)			(13.9)		
Average number of employees	1,476	858[3]	618	1,874	1,414[3]	460
Earnings per share	(0.47)			(0.37)		

1 Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.
2 The operating result and net result for the periods ended September 30, 2004 has been adjusted to reflect the implementation of IFRS 2 Share-based Payments.
3 Includes employees of corporate and of the company's operations in India prior to disposal in March 2005.

Tele Atlas is a leading provider of digital maps and dynamic location content for use in a wide range of navigation, mapping and geography-related applications. The Company has comprehensive, uniform digital geographic databases covering Europe (approximately 437 million inhabitants in 28 countries) and North America (313 million inhabitants in the United States and Canada) and works with partners to produce maps in other regions and countries including Asia. The resulting digital maps address the growing need for high precision and up-to-date geographic data across a variety of market segments and applications.



Tele Atlas's databases are used for In-Car Navigation, Personal Navigation
applications, and Geospatial and Geographic Information Systems in enterprise and public sector markets (utility and facility management, land use planning, fleet management and logistics, and environmental management analysis). The databases also form the core of many PC applications, Internet-based services and wireless applications.

In 2004 Tele Atlas realized revenues of €127.7 million. As of September 30, 2005 the Company had 1,317 employees.

Tele Atlas products enable hundreds of business partners worldwide to develop high quality applications and expand into new growth markets. Tele Atlas is experiencing growth in demand for its products due to the expanding penetration of In-Car Navigation Systems in the automotive industry, new applications in Personal Navigation for dedicated navigation devices and mobile phones and a continuous expansion in the range of applications that need digital maps.

Tele Atlas has offices in 21 countries and partners in several other countries such as Australia, New Zealand, China and Malaysia. The Company is listed on the Prime Standard Segment of the Frankfurt Stock Exchange.

Commentary on the performance of the Company

Basis of preparation

These interim financial statements have been drawn up in compliance with International Accounting Standard 34. The accounting policies and methods of computation ar e consistent with those used for drawing up the financial statements as at December 31, 2004, taking into account the following new accounting pronouncements.

In February 2004, the International Accounting Standards Board issued IFRS 2 Share-based Payment. IFRS 2 applies to annual periods beginning on or after 1 January 2005. IFRS 2 prescribes the financial reporting by an entity when it undertakes a share-based payment transaction. It applies to grants of shares, share options or other equity instruments made after 7 November 2002 that had not yet vested at the effective date of the IFRS. IFRS 2 applies retrospectively to liabilities arising from the share-based payment transactions existing at the effective date. IFRS 2 requires an entity to reflect in its profit and loss and financial position the effects of share-based payment transactions, including expenses associated with share options granted to employees.

In March 2004, the International Accounting Standards Board issued a revised IAS 38. The revised IAS 38 applies to the accounting for intangible assets acquired in business combinations after 31 March 2004, and to all other intangible assets for annual periods beginning on or after 31 March 2004. An intangible asset is initially recognized at cost if all of the following criteria are met:

- The asset meets the definition of an intangible asset, i.e. it is identifiable and controlled by the entity;
- It is probable that future economic benefits that are attributable to the asset will flow to the entity; and
- The cost of the asset can be measured reliably.

If an intangible item does not meet the criteria for recognition as an asset, the expenditure is recognized as an expense when incurred. Whereas under the previous IAS 38 indirect costs and general overheads which could be allocated on a reasonable and consistent basis were recognized as part of the cost of the asset, under the revised IAS 38, these costs cannot be recognized as part of the cost of the asset.

In December 2003, a revised IAS 31 Interests in Joint Ventures was issued. The revised IAS 31 is applicable to annual periods beginning on or after 1 January 2005. IAS 31 applies to accounting for interests in joint ventures. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. These are of three types: jointly controlled operations, jointly controlled assets and jointly controlled entities. In October 2004, the Company entered into a joint venture agreement with Shanghai Changxiang Computer Co. Ltd to establish the joint venture company Navigation Information Co Ltd. The joint venture is regarded a jointly controlled entity under IFRS, for which two alternative accounting treatments exist: proportionate consolidation or equity accounting. The Company has decided to account for the joint venture, to which the initial contribution was made during the first quarter of 2005, using the equity method.

In March 2004, the International Accounting Standards Board issued IFRS 5 Non-current assets Held for Sale and Discontinued operations. IFRS 5 applies to annual periods beginning on or after 1 January 2005. IFRS 5 prescribes the accounting and presentation for assets held for sale, and the presentation and disclosure of discontinued operations. On March 23, 2005 the Company announced the transfer of its Indian outsourcing operations to Infotech in an all cash transaction. The Company has accounted for this transaction under IFRS 5.

Tele Atlas's revenues for the third quarter of 2005 increased by 56% to €50.5 million as compared to €32.3 million for the third quarter of the previous year. Changes in exchange rates did not materially effect the growth in revenue for the third quarter versus the prior year. European revenues for the quarter increased by 70% to €37.0 million from €21.8 million during 2004 as the result of growth in the personal and in-car navigation segments. North American revenues for the third quarter increased by 28% to €13.5 million compared to €10.5 million for the same period in 2004 primarily due to increases in the personal navigation and the enterprise and government segments. Revenues for the first nine months of 2005 increased by 67% to €142.2 million as compared to €85.0 million the previous year. In the first nine months of 2005 European revenues grew by 48% to €101.8 million from €68.6 million in the same period in 2004. North American revenues grew to €40.4 million from €16.4 million the previous year. The North American revenues for the first nine months of 2005 include the operations of GDT for the entire period whereas the revenues for the first nine months of 2004 only include the operations of GDT subsequent to its acquisition in July of 2004.

Revenues per segment

(In millions of Euro)

	3 months ending September 30, 2005			3 months ending September 30, 2004		
	Europe	USA	Total	Europe	USA	Total
In-car navigation	11.2	1.3	12.5	5.5	1.9	7.4
Data products navigation	6.3	-	6.3	6.6	-	6.6
Personal navigation	16.5	2.0	18.5	7.1	0.6	7.7
Enterprise and government	1.7	8.4	10.1	1.5	6.7	8.2
Other segments	1.3	1.8	3.1	1.2	1.3	2.5
Total sales	37.0	13.5	50.5	21.8	10.5	32.3

	9 months ending September 30, 2005			9 months ending September 30, 2004		
	Europe	USA	Total	Europe	USA	Total
In-car navigation	31.9	5.9	37.8	24.0	3.9	27.9
Data products navigation	20.1	-	20.1	18.9	-	18.9
Personal navigation	38.7	4.7	43.4	18.0	1.3	19.3
Enterprise and government	6.9	25.0	31.9	4.4	8.5	12.9
Other segments	4.2	4.8	9.0	3.3	2.7	6.0
Total sales	101.8	40.4	142.2	68.6	16.4	85.0

During the third quarter of 2005, worldwide revenues in this personal navigation segment increased by 140% to €18.5 million compared to €7.7 million in the same quarter of the previous year. European personal navigation revenues for the quarter were €16.5 million an increase of 132% over the prior year. North American personal navigation revenues were €2.0 million, an increase of 233% over the prior year. Revenue growth in both Europe and North America was driven by the rapid increase in demand for portable navigation systems.

Worldwide revenues in the in-car navigation segment increased by 67% to €12.5 million from €7.4 million in the previous year. European in-car navigation revenues for the third quarter increased

103% from the prior year to €11.2 million was driven by increased sales of products on the Becker platforms and revenues related to Pioneer's sales of the AVICN2 that was launched in the second quarter of this year. North American in-car navigation revenues decreased 31% to €1.3 million due to a decline in revenues from data for the Pioneer and DENSO systems. Revenues in the second and third quarter of 2004 were favourable impacted by the initial orders for the Pioneer AVICN1 system. In 2005 the impact of the introduction of the AVICN2 was primarily limited to the second quarter. DENSO revenues for the quarter were less than the prior year due to DENSO's conversion for its Lexus/Toyota business in late 2004 from a map that was solely based on the Tele Atlas map to one based on a combination of Tele Atlas and Navteq data. DENSO continues to use Tele Atlas data exclusively in its General Motors business. Revenues in the data products navigation segment was €6.3 million which is down 3% from the year before. Although the installed base of navigation systems has grown, the increased prevalence of DVD based systems over CD based systems caused this segment to remain virtually flat as compared to the previous year.

Revenue for the third quarter in the enterprise and government sector increased by 23% to €10.1 million compared to €8.2 million in the same period of the previous year. Europe revenue in this segment was €1.7 million an increase of 10% over the prior year. Revenue in this segment in North America increased by 26% to €8.4 million as compared to €6.7 million, primarily due to increased revenues into government customers in the US. Revenue in the other segments, consisting of internet, telematics and consumer wireless markets, increased primarily as a result of increased revenues in the wireless and internet segment.

Work performed by the Company and capitalized

In accordance with International Financial Reporting Standards the Company capitalizes and amortizes internally generated databases and tools. Correspondingly, the Company recognizes additions during the period to its databases and tools as a reduction to operating expenses in the consolidated statement of operations. As described above, a revised IAS 38 has become effective as of January 1, 2005. Whereas previously the Company included in the co st of capitalized internally generated assets indirect costs if they could be allocated on a reasonable and consistent basis, the revised IAS 38 excludes indirect costs from the amount to be capitalized. Additionally, the Company has determined that for a number of countries in Europe, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. For those countries, capitalization is discontinued as of January 1, 2005. During the third quarter of 2005, additions amounted to €7.2 million as compared to €16.2 million during the same period in 2004.

Databases are amortized over a period of ten years, while tools are amortized over five years. The resultant amortization charge for databases and tools recognized in the consolidated statement of operations for the third quarter of 2005 was €10.8 million as compared to €8.9 million in 2004, with the increase mainly due to the databases acquired with GDT in July 2004.

Operating expenses

Operating expenses excluding depreciation, amortization, capitalization and employee stock option expense ("Adjusted Operating Expenses") for the third quarter of 2005 increased by 18% to €48.9 million from €41.4 million in 2004. Changes in exchange rates did not have a material impact on third quarter adjusted operating expenses versus the prior year. Adjusted Operating Expenses for the first nine months increased by 27% to €132.7 million from €104.8 million in the

same period the previous year.

Including employee stock option expense, personnel expenses in the third quarter of 2005 increased by 25% to €31.7 million from €25.4 million in 2004. Personnel costs increased primarily as a result of the consolidation of GDT from July 1, 2004. As described in more detail above, IFRS2 Share based payments, has become effective from January 1, 2005 and requires restatement of comparative information. As a result, an additional charge of €2.2 million has been included in the third quarter of 2004, with a corresponding increase in equity. Expense related to share based payments in the third quarter of 2005 amounted to €6.5 million. Excluding employee stock option expense, personnel expenses in the third quarter of 2005 increased by 9% to €25.2 million from €23.2 million in 2004. Personnel expenses for the first nine months increased by 35% to €84.7 million from €62.8 million in the same period of the previous year. Expense related to share based payments in the first nine months of 2005 amounted to €13.6 million compared to €2.4 million the previous year.

Cost of revenue consist mainly of production costs of navigation CD's, royalties paid for the use of source data and contributions to co-marketing funds with our customers which are variable based on revenue. These costs increased to €7.4 million in the third quarter from €4.5 million in 2004, mainly due to higher royalty costs and costs of co-marketing in the personal navigation segment in Europe. For the first nine months of 2005 these costs increased to €19.8 million from €10.5 million in 2004.

Other operating expenses during the quarter increased to €16.3 million from €13.7 million in the same period during 2004. Included in other operating expenses in the third quarter of 2004 were integration costs related to the GDT acquisition of €3.1 million. Excluding these integration costs, other operating expenses increased by 54%. This increase was primarily the result of higher outsourcing costs and higher marketing costs and costs of source material. Other operating expenses in the first nine months of 2005 increased to €41.4 million from €33.9 million in 2004.

On March 23, 2005 the Company sold its Indian operations in an all cash transaction to Infotech Enterprises Limited, an Indian listed company (Infotech). In April, the Company used the proceeds of the sale to purchase 250,000 shares in Infotech. The resulting shareholding is accounted for in the balance sheet at fair value with resulting gains and losses being included in the Statement of Operations. The company realized a loss €0.6 million on the transaction, including legal, other transaction costs and capital gains tax.

Net result

The Adjusted EBITDA for the third quarter of 2005 improved to a profit of €1.7 million compared with a loss of €9.1 million during the same period in 2004. EBITDA from European operations for the third quarter increased to €8.8 million in 2005 from €0.8 million in 2004 as a result of increased sales revenues. The Adjusted EBITDA loss in North America decreased to €7.1 million in 2005 from a loss of €9.9 million in 2004. The Company's Adjusted EBITDA for the first nine months improved to a profit of €9.5 million, compared to a loss of €19.8 million in the same period of the previous year.

As a result of the impact of IFRS 2, the decrease in capitalization and the increase in amortization, the operating result (EBIT) for third quarter was a loss of €10.3 million, from a loss of €6.7 million in the same period of the previous year. For the first nine months, the EBIT loss was €19.7 million, compared to a loss of €10.7 million the previous year.

Net financial income, including interest paid and received along with other financing charges amounted to a gain of €0.3 million during the third quarter of 2005, compared to a charge of €0.1 million in the same period of the previous year. The decrease resulted from the repayment of

shareholder loans and bank loans out of the proceeds of the financing transaction which closed in July of 2004. For the first nine months, net financial income amounted to a gain of €0.7 million, from a loss of €1.7 million in the same period of the previous year.

The Share of Result in Associate relates to our share in the result of the joint venture in China. The Net Gain on Remeasurement of Investments at Fair Value for the quarter was €0.5 million, which was the result of an increase in the share price of Infotech.

The income tax for the three month period was a zero, compared to a charge of €0.2 million in the same period of the previous year.

Tele Atlas' consolidated after tax net loss during the third quarter of 2005 was €9.8 million, compared with a net loss for the same period in 2004 of €7.6 million. The net loss for the first nine months was €20.9 million, compared to a loss of €13.9 million in the same period of the previous year.

Cash flow

The overall net cashflow from operating activities for the third quarter of 2005 improved to €2.6 million, compared to a cash outflow of €7.8 million in the previous year. primarily as a result of the improvement in Adjusted EBITDA . For the first nine months of the year, the cash inflow from operating activities was €15.1 million, compared to an outflow of €28.0 million in the previous year.

The Company's contribution to the newly established Chinese joint venture Navigation Information Co Ltd during the first quarter has been included under investments in subsidiaries and joint ventures.

Equity

On May 10, 2005 the Company entered into an agreement with shareholder International Asset Management (IAM) to convert a contingent loan into ordinary shares. The loan, which was created in connection with a legal restructuring of the Tele Atlas Group in January 2000, was payable upon realization by Tele Atlas of potential tax benefits. The total amount of the contingent loan, assuming full realization of the tax benefits, was €33.0 million. The €20.3 million amount for the loan carried on the Tele Atlas balance sheet represented the amount expected to be payable to IAM during the ten year term of the agreement. As of March 31, 2005 €2.1 million in benefits had been realized by Tele Atlas and was currently payable under the loan agreement.

Pursuant to the conversion agreement, the loan was valued at €17.5 million, which was the fair value as determined by the Company's Board of Directors. Tele Atlas issued 1,460,768 ordinary shares in connection with the conversion, which was determined based on the April 18, 2005 closing price of the Company's shares on the Xetra exchange. Upon conversion, all payment obligations under the loan (including the currently payable amount of €2.1 million) ceased to exist. The difference between the book value of the loan (€20.3 million) and the value of the shares at par (€146.1 thousand) was included in share premium.

During the third quarter of 2005, 1,028,347 options were granted to management and employees of the Company under the 2004 Stock Option Plan. For the first nine months 2,607,301 options were granted.

As per 30 September 2005, 6,672,108 options had been granted to management and employees of the Company under the new plans and earlier plans, of which 1,591,668 were vested.

Personnel

On September 30, 2005 Tele Atlas employed 1,317 people, of which 604 were at Tele Atlas North America (December 31, 2004: 656) while employees with the Company's European and Corporate operations numbered 713 people (December 31, 2004: 1,296, including 654 people in India).

Consolidated statement of operations

	9 months ended September 30,		3 months ended September 30,	
	2005	2004	2005	2004
	(in thousands of euros, except for per share information)			
Revenues	142,226	84,984	50,546	32,334
Cost of revenue	19,822	10,478	7,352	4,522
Personnel expenses	84,743	62,783	31,689	25,406
Depreciation and amortization	39,025	29,991	12,787	11,553
Other operating expenses	41,424	33,887	16,297	13,726
Total operating expenses	185,014	137,139	68,125	55,207
Capitalized databases and tools	(23,463)	(41,503)	(7,246)	(16,218)
Net operating expenses	161,551	95,636	60,879	38,989
Operating result from discontinued operation	206	-	-	-
Loss on disposal of discontinued operation	(590)	-	-	-
Operating result (loss)	(19,709)	(10,652)	(10,333)	(6,655)
Interest income and expense	654	(1,683)	260	(50)
Foreign currency exchange gains/losses	(408)	(860)	(201)	(885)
Share of result in associate	(53)	-	(32)	-
Net gain on remeasurement of investments at fair value	503	-	447	-
Other income/expenses	696	(2,543)	474	(935)
Result (loss) before income taxes	(19,013)	(13,195)	(9,859)	(7,590)
Income tax	(1,904)	(718)	20	(230)
Net result (loss)	(20,917)	(13,913)	(9,839)	(7,820)
Net result (loss) per share (basic)	(0.53)	(0.37)	(0.24)	(0.21)
Net result (loss) per share (diluted)	(0.53)	(0.37)	(0.24)	(0.21)
Weighted average shares outstanding (basic)	39,227,550	37,684,552	40,327,089	37,720,009

Consolidated balance sheet

	September 30,2005	December 31, 2004
	(in thousands of euros)	
ASSETS		
Current Assets		
Cash and cash equivalents	61,036	44,920
Accounts receivable	36,940	34,870
Inventories	1,043	571
Prepaid expenses and other current assets	4,080	3,347
TOTAL CURRENT ASSETS	103,099	83,708
Non current Assets		
Tangible fixed assets		
- property, plant and equipment	9,058	10,131
Intangible fixed assets		
- databases & tools	245,087	245,021
- goodwill	16,388	14,549
- others	15,749	15,648
Total intangible fixed assets	277,224	275,218
Deferred tax	12,998	21,291
Investments		
- investment at equity value	266	-
- investments at fair value	1,753	-
Total investments	2,019	-
TOTAL NON-CURRENT ASSETS	301,299	306,640
Total Assets	**404,398**	**390,348**

	September 30, 2005	December 31, 2004
	(in thousands of euros)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short term debt and current portion of long term debt	60	214
Shareholders entitlement to potential tax benefits	-	2,125
Trade accounts payable	16,853	10,554
Income tax payable	3,466	1,437
Accrued expenses and other liabilities	33,208	31,779
Deferred revenues	2,814	1,385
TOTAL CURRENT LIABILITIES	56,401	47,494
Non current liabilities		
Shareholder entitlement to potential tax benefits	-	18,161
Deferred taxes	20,522	21,062
Pension accrual	3,782	3,761
Other non-current liabilities	295	182
TOTAL NON- CURRENT LIABILITIES	24,599	43,166
Shareholders' equity		
Ordinary shares, at par € 0.10	4,073	3,801
Convertible preferred shares, at par € 0.10	3,528	3,528
Additional paid in capital	476,178	452,022
Treasury shares	-	(251)
Foreign currency adjustment net of tax	(20,738)	(26,885)
Accumulated result (deficit)	(118,726)	(127,557)
Result (loss) current year	(20,917)	(4,970)
TOTAL EQUITY	323,398	299,688
Total equity and liabilities	**404,398**	**390,348**

Consolidated statement of cash flows

	9 months ended September 30,		3 months ended September 30,	
	2005	2004	2005	2004
	(in thousands of euros)			
Cash flow from operating activities				
Net result (loss)	(20,917)	(13,913)	(9,839)	(7,820)
Adjustments for:				
Depreciation and amortization	39,025	29,991	12,787	11,553
Share in result of associate and change in fair value of investments	(450)	-	(415)	-
Change in provisions and accruals	(29)	290	(281)	323
Foreign exchange gains/losses	261	(308)	(35)	(565)
Change in net working capital	7,056	(4,933)	1,156	2,676
Share based compensation credited to equity	13,630	2,377	6,466	2,209
Net cash from operating activities	38,576	13,504	9,839	8,376
Production of own fixed assets capitalized	(23,463)	(41,503)	(7,246)	(16,218)
Net cash used in operating activities after production of own fixed assets capitalized	15,113	(27,999)	2,593	(7,842)
Cash flow from investing activities				
Acquisition of subsidiaries, net of cash acquired	(286)	(83,704)	-	(79,589)
Purchase of property, plant and equipment	(3,458)	(3,260)	(1,351)	(1,333)
Net cash used in investing activities	(3,744)	(86,964)	(1,351)	(80,922)
Proceeds from and repayment of long-term borrowing	-	(14,000)	-	(31,000)
Issue of preferred convertible stock	-	168,299	-	168,299
Exercise of stock options	4,747	281	3,324	281
Net cash provided by financing activities	4,747	154,580	3,324	137,580
Net increase in cash and cash equivalents	16,116	39,617	4,566	48,816
Cash and cash equivalents at the beginning of the period	44,920	9,458	56,470	259
Cash and cash equivalents at the end of the period	61,036	49,075	61,036	49,075

Consolidated statement of changes in Shareholders' equity

(in thousands of euros)	Issued and paid up ordinary shares	Issued and paid up convertible preferred shares	Share premium	Treasury shares	Foreign currency adjustment	Accumu lated deficit	Total
Balance as of December 31, 2003	3,801	-	287,251	(670)	(30,304)	(132,564)	127,514
Issue of preference shares	-	3,528	164,771	-	-	-	168,299
Net result for the period	-	-	-	-	-	(13,913)	(13,913)
Treasury shares acquired	-	-	-	237	-		237
Share based compensation	-	-	-	-	-	2,377	2,377
Options exercised	-	-	-		-	44	44
Foreign currency adjustments and changes in valuation of financial instruments	-	-	-		(626)	-	(626)
Balance as of September 30, 2004	3,801	3,528	452,022	(433)	(30,930)	(144,056)	283,932
Balance as of December 31, 2004	3,801	3,528	452,022	(251)	(26,885)	(132,527)	299,688
Issue of ordinary shares	146	-	19,957	-	-	-	20,103
Net result for the period	-	-	-	-	-	(20,917)	(20,917)
Exercise of options	126	-	4,199	251	-	171	4,747
Share based compensation	-	-	-	-	-	13,630	13,630
Foreign currency adjustment and changes in valuation of financial instruments, deferred tax	-	-	-	-	6,147	-	6,147
Balance as of September 30, 2005	4,073	3,528	476,178	-	(20,738)	(139,643)	323,398

Shareholders' positions of Corporate Bodies

The Supervisory Board members and the Statutory Directors of Tele Atlas N.V. held the following number of shares and vested share options in Tele Atlas N.V. as of September 30, 2005

Statutory Directors Tele Atlas NV	Shares	Vested Options
Alain De Taeye	28,369	248,438
George Fink	-	248,438

Supervisory Board	Shares	Vested Options
Wim Dik	300	-
Bandel Carano	-	1,250
Charles Cotton	-	7,500
Holger von Hebel	-	-
Peter Morris	-	1,250
George Schmitt	-	7,500
Joost Tjaden	8,563	1,250

REVIEW REPORT

Introduction

We have reviewed the consolidated balance sheet of Tele Atlas N.V., Amsterdam as of 30 September 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the three-month and nine-month periods then ended and the related notes as included in the quarterly report on pages 7 to 18 (the "Q3-2005 interim financial information"). Management is responsible for the preparation and presentation of this Q3-2005 interim financial information in accordance with International Financial Reporting Standards. Our responsibility is to express a conclusion on this Q3-2005 interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with international standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying Q3-2005 interim financial information is not prepared, in all material respects, in accordance with International Financial Reporting Standards.

Eindhoven,

Ernst & Young Accountants

's-Hertogenbosch, 9 August, 2005

Tele Atlas reports record revenue for quarter ended June 30, 2005

- Worldwide revenue up 58% for quarter
- Adjusted EBITDA profit of €7.2 million for the quarter
- Expected revenues for 2005 approximately €185 million due to continued growth in navigation sales

Tele Atlas, a worldwide leading provider of digital map data and location content, generated revenues of €51.3 million in the second quarter of 2005 compared to €32.4 million in the second quarter of 2004, an increase of 58%. Again the strong growth in the personal and in-car navigation segments were the main drivers behind the growth. European revenues for the quarter rose by 32% to €37.0 million from €28.0 million for the same period in 2004. North American revenues for the second quarter were €14.3 million compared to €4.4 million for the same period in 2004, primarily the result of the acquisition of Geographic Data Technologies Inc ("GDT") in July 2004.

Tele Atlas Group's overall operating result before capitalization, depreciation, amortization and employee stock option expense (Adjusted EBITDA[1]) for the second quarter of 2005 improved to a profit of €7.2 million, compared with a loss of €1.3 million during the same period in 2004. EBITDA from European operations for the second quarter increased to €8.9 million in 2005 from €7.7 million in 2004 as a result of increased sales revenues. The Adjusted EBITDA loss in North America decreased to €1.7 million in 2005 from a loss of €9.0 million in 2004.

Net cash outflow from operating activities for the quarter was €6.8 million compared to €13.2 million in 2004. Items affecting cash flow were the improvement in Adjusted EBITDA and increased working capital for the second quarter of 2005.

Prospects

The company expects the revenues for the second half of the year to be up at least 20% over the prior year. As a result Tele Atlas now expects revenue for 2005 to be approximately €185 million versus its original expectation of €160 million. The company also plans to increase its spending slightly from current levels during the second half of the year as a result of its retail program in North America and the aggressive roll out of mobile mapping in North America.

[1]) In Tele Atlas' view, Adjusted EBITDA provides a better representation of the Company's results than operating income.

Jasper Vredegoor, Investor Relations
Tel.: +31 (73) 6402175, jasper.vredegoor@telatlas.com


Tele Atlas

Quarterly Report

Q2-2005

Introduction by the management board

Main results

Tele Atlas's sales revenues for the second quarter of 2005 increased by 58% to €51.3 million as compared to €32.4 million for the second quarter of the previous year. Revenues for the first 6 months increased by 74% to €91.7 million, compared to €52.7 million the previous year.

Revenues in Europe increased in the second quarter by 32% to €37.0 million from €28.0 million during the same period in 2004. This increase was primarily the result of higher sales in the personal navigation and in-car navigation segments. All other segments also showed increases in revenues. Revenues for the first six months in Europe increased by 38% compared to the previous year. Revenues in North America for the second quarter of 2005 increased to €14.3 million from €4.4 million for the prior year. Six month revenues in North America increased to €27.0 million compared to €5.8 million in the previous year. Both increases were primarily the result of the acquisition of GDT.

Operating expenses excluding depreciation, amortization, capitalization and employee stock option expense ("Adjusted operating expenses") increased by 31% in the second quarter of 2005 to €44.1 million from €33.6 million in the same period of 2004. Adjusted operating expenses for the first six months increased by 32% to €83.5 million from €63.3 million in the previous year. Depreciation and amortization increased from €9.2 million in the second quarter of 2004 to €13.3 million in the second quarter of 2005. Capitalization of internally generated intangible assets decreased to €9.1 million from €12.0 million in the same period of the previous year. This decrease was the result of implementation of the revised International Accounting Standards Board pronouncement IAS 38 and the determination by the Company that for a number of countries in Europe, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. For those countries, capitalization was discontinued as of January 1, 2005. Employee stock option expense resulting from the implementation of IFRS 2 was €3.7 million for the second quarter of 2005 versus €0.1 million for the second quarter of 2004. Including depreciation, amortization and employee stock option expense, total operating expenses increased by 42% in the second quarter of 2005 to €61.0 million from €42.9 million in the second quarter of 2004. Total operating expenses for the first six months, including depreciation, amortization and employee stock option expense, increased by 43% to €116.9 million from €81.9 million the previous year.



Adjusted EBITDA[1] for the second quarter of 2005 improved to a profit of €7.2 million as compared to a loss of €1.3 million for the same period in 2004. Adjusted EBITDA from European operations increased to €8.9 million for the second quarter of 2005 from €7.7 million in the same period in 2004 as a result of increased sales revenues. The Adjusted EBITDA loss in North America improved to of €1.7 million in 2005 from €9.0 million in 2004. The Adjusted EBITDA for the first six months improved to a profit of €7.8 million from a loss of €10.7 million in the previous year. During the first quarter, a net loss of €0.4 million was realized on the activities and on the disposal of Tele Atlas' Indian activities, which was announced on March 23, 2005.

Due to the the impact of IFRS 2 and the changes in capitalization policy, the consolidated operating result (EBIT) for the second quarter was a loss of €0.7 million as compared to a profit of €1.4 million in the same period of the previous year. The consolidated after tax net loss during the second quarter of 2005 was €1.3 million, compared with a profit for the same period in 2004 of €0.2 million. EBIT for the first six months was a loss of €9.4 million compared to the previous year's loss of €4.0 million.

The overall cash flow from operating activities for the second quarter of the year improved to an outflow of €6.8 million as compared to an outflow of €13.2 million during the same period during 2004. This improvement was the result of improved Adjusted EBITDA, which was partly offset by working capital increases. For the first six months, cash flow from operating activities was an inflow of €12.5 million compared to an outflow of € 20.2 million the previous year.

Other Significant Events

Developments in Personal Navigation.

The personal navigation market continued its strong growth in the second quarter of this year. Our largest customer in this segment, TomTom, boosted its marketing campaign for the new line of TomTom GO products. The campaign is an extension of the first campaign launched last year and covers radio, magazine and outdoor commercials in most western European countries. Alexander Ribbink, COO at TomTom was awarded, "marketeer of year" in the Netherlands for this successful multimedia campaign. Retail sales comprise most of TomTom's current revenue but increasingly automotive manufacturers are promoting the TomTom GO solution as an option on their vehicle. Such promotions already took place with Opel, Toyota and Lancia.

Another successful Tele Atlas partner in the personal navigation space is Mio Technology from Taiwan. According to Canalys, Mio Technology has become the number two vendor of integrated GPS mobile devices across Europe, the Middle East and Africa with a market share of 14.4% in the first three months of 2005. As announced in the first quarter report, Tele Atlas is supplying maps for more than 20 countries in Europe powering Mio's latest products, the Mio 268 and Mio 269 which both feature navigation software from NAVIGON.

The existing relationship with Wayfinder Systems from Sweden was strengthened. In June, Nokia and Wayfinder announced the availability of the Nokia 6630 Navigation Pack which is a compact smartphone package consisting of a Nokia 6630 smartphone, a Nokia Wireless GPS Module and the Wayfinder Navigator application. The launch of this bundle is supported by a large Pan European marketing campaign. Later, the package will be introduced in North America as well.

[1] Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.

In the first quarter, the Wayfinder Navigator product was launched in North America following its release in Europe. Wayfinder also announced that in addition to its Symbian OS products, a full navigation product for Java-enabled mobile phones will be launched in October 2005.

ViaMichelin released an easy to use PDA navigation application which has an innovative windshield socket with an integrated GPS antenna and loudspeaker that limits the need for cables. The system is bundled with the PalmOne Tungsten E2 and HP rz1710 Navigator and contains Tele Atlas maps for Western Europe.

Navman sales continued their steady growth mainly thanks to the ICN510. This product is now also available in a Platinum version with complete European coverage from Tele Atlas.

Retail initiatives

The North American in-car navigation market is 3 to 4 years behind Europe's and the personal navigation segment is just beginning to emerge. Tele Atlas has initiated a major program to educate North American retailers on the navigation space. So far this effort has resulted in Tele Atlas being selected as Category Captain for Personal Navigation at Circuit City. Other targeted retailers include Best Buy and CompUSA. This strategy is being conducted in connection with our partners such as TomTom, Pharos, Navman, Gate5, Cobra and Pioneer.

Developments in in-car navigation

In April Blaupunkt launched a new entry level in-car navigation system in its very successful E-range, the E-Freestyler. This system combines an audio system and a navigation device and can be easily installed since it runs standalone with only a GPS connection required.

Pioneer has begun deliveries of its AVICN2 system. The AVICN2 utilizes a flash memory system which allows rear seat passengers to watch a DVD while the driver and front seat passenger can listen to AM/FM or XM Radio broadcast, simultaneous with receiving route guidance. Two DVD navigation discs hold Tele Atlas maps for the entire United States and Canada. The AVIC-N2 is the first system to use Tele Atlas' lane information data to present drivers with visual guidance on which lane to follow on freeway intersections. This data is currently available for two cities, Chicago and Detroit. In addition, the system uses highly detailed City Maps which now cover 11 major cities, providing detailed views of the road ahead, clearly presenting even the most complex set of city junctions and routes. The AVICN2 is available in both North America and Europe.

ISO Certification

During the quarter, Tele Atlas Europe obtained ISO/TS 16949 certification making Tele Atlas the first digital mapping company world-wide to obtain this ISO certification. The certification is the internationally accepted automotive quality standard and covers the complete production process from first discussions with the automotive customer, through product design and development to production, delivery and service. ISO/TS 16949 was prepared by the International Automotive Task Force (IATF) and Japan Automobile Manufacturers' Association. The certification demonstrates the unconditional commitment of Tele Atlas to quality and shows major car manufacturers and systems providers that Tele Atlas is a reliable supplier, fully compatible and with a complete understanding of automotive quality practices. Tele Atlas completed the ISO 9001:2000 certification in the US during 2001.

Status of GDT/Tele Atlas North America Integration

The integration of the GDT and Tele Atlas North America databases is proceeding as planned. The July releases of both MultiNet (Tele Atlas platform) and Dynamap (GDT platform) were completed and contained increased content that has been verified and merged through the integration process. The auditor responsible for Tele Atlas North America's ISO recertification stated:

> "There does not appear to be a degradation of the Quality Management System as a result of integration of the two companies Tele Atlas and GDT, in fact significant improvements have been demonstrated since the last visit. Recommend continued registration to ISO 9001:2000."

The integration is expected to be completed during the first quarter of 2006.

Additional Coverage

Tele Atlas has teamed with MappointAsia in Thailand and Malaysia to expand further its coverage in Southeast Asia. MappointAsia is a digital mapping group that provides navigation maps and location based services to customers in the region. In the framework of the co-operation with MappointAsia, Tele Atlas also signed an agreement with Mitsui, who brings an extensive distribution network in Japan and Asia for Tele Atlas digital mapping products.

Outlook

The company expects the revenues for the second half of the year to be up at least 20% over the prior year. As a result Tele Atlas now expects revenue for 2005 to be approximately €185 million versus its original expectation of €160 million. The company also plans to increase its spending slightly from current levels during the second half of the year as a result of its retail program in North America and the aggressive roll out of mobile mapping in North America as part of the company's effort to extend its lead in quality coverage of North American coverage.

Key figures

(In millions of Euro except for per share information and average number of employees. Rest of world information included with Europe)

	Three month period ending June 30, 2005			Three month period ending June 30, 2004		
	Total	Europe	USA	Total	Europe	USA
Revenues	51.3	37.0	14.3	32.4	28.0	4.4
Adjusted EBITDA[1]	7.2	8.9	(1.7)	(1.3)	7.7	(9.0)
Operating result (EBIT)[2]	(0.7)	2.1	(2.8)	1.4	6.9	(5.4)
Net result[2]	(1.3)			0.2		
Average number of employees	1,271	657	614	1,740	1,371[3]	369
Earnings per share	(0.03)			0.01		

	Six month period, ending June 30, 2005			Six month period, ending June 30, 2004		
	Total	Europe	USA	Total	Europe	USA
Revenues	91.7	64.7	27.0	52.7	46.8	5.8
Adjusted EBITDA[1]	7.8	12.2	(4.4)	(10.7)	8.7	(19.4)
Operating result (EBIT)[2]	(9.4)	(2.4)	(6.8)	(4.0)	7.5	(11.5)
Net result[2]	(11.1)			(6.1)		
Average number of employees	1,583	956[3]	627	1,772	1,405[3]	367
Earnings per share	(0.29)			(0.16)		

1 Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.

2 The operating result and net result for the three months ending June 30, 2004 has been adjusted to reflect the implementation of IFRS 2 Share-based Payments.

3 Includes headcount of operations in India.

Tele Atlas is a global leader in the development, production and sale of geographic databases. The Company has comprehensive, uniform digital geographic databases covering Europe (437 million inhabitants in 21 countries) and North America (313 million inhabitants in the United States and Canada) and works with partners to produce maps in other regions and countries including Asia. The resulting digital maps address the growing need for high precision and up-to-date geographic data across a variety of market segments and applications.



Tele Atlas's databases are used for In-Car Navigation, Personal Navigation applications, and Geospatial and Geographic Information Systems in enterprise and public sector markets (utility and facility management, land use planning, fleet management and logistics, and environmental management analysis). The databases also form the core of many PC applications, Internet-based services and wireless applications.

In 2004 Tele Atlas realized revenues of €127.7 million. As of June 30, 2005 the Company had 1,270 employees.

Tele Atlas products enable hundreds of business partners worldwide to develop high quality applications and expand into new growth markets. Tele Atlas is experiencing growth in demand for its products due to the expanding penetration of In-Car Navigation Systems in the automotive industry, new applications in Personal Navigation for dedicated navigation devices and mobile phones and a continuous expansion in the range of applications that need digital maps.

Tele Atlas has offices in 21 countries and partners in several other countries such as Singapore, Australia and Hong Kong. The Company is listed on the Prime Standard Index of the Frankfurt Stock Exchange

Commentary on the performance of the Company

Basis of preparation

These interim financial statements have been drawn up in compliance with International Accounting Standard 34. The accounting policies and methods of computation are consistent with those used for drawing up the financial statements as at December 31, 2004.

In February 2004, the International Accounting Standards Board issued IFRS 2 Share-based Payment. IFRS 2 applies to annual periods beginning on or after 1 January 2005. IFRS 2 prescribes the financial reporting by an entity when it undertakes a share-based payment transaction. It applies to grants of shares, share options or other equity instruments made after 7 November 2002 that had not yet vested at the effective date of the IFRS. IFRS 2 applies retrospectively to liabilities arising from the share-based payment transactions existing at the effective date. IFRS 2 requires an entity to reflect in its profit and loss and financial position the effects of share-based payment transactions, including expenses associated with share options granted to employees.

In March 2004, the International Accounting Standards Board issued a revised IAS 38. IAS 38 applies to the accounting for intangible assets acquired in business combinations after 31 March 2004, and to all other intangible assets for annual periods beginning on or after 31 March 2004. An intangible asset is initially recognized at cost if all of the following criteria are met:

- The asset meets the definition of an intangible asset, i.e. it is identifiable and controlled by the entity;
- It is probable that future economic benefits that are attributable to the asset will flow to the entity; and
- The cost of the asset can be measured reliably.

If an intangible item does not meet the criteria for recognition as an asset, the expenditure is recognized as an expense when incurred. Whereas under the previous IAS 38 indirect costs and general overheads which could be allocated on a reasonable and consistent basis were recognized as part of the cost of the asset, under the revised IAS 38, these costs cannot be recognized as part of the cost of the asset.

In December 2003, IAS 31 Interests in Joint Ventures was issued. IAS 31 is applicable to annual periods beginning on or after 1 January 2005. IAS 31 applies to accounting for interests in joint ventures. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. These are of three types: jointly controlled operations, jointly controlled assets and jointly controlled entities. In October 2004, the Company entered into a joint venture agreement with Shanghai Changxiang Computer Co. Ltd to establish the joint venture company Navigation Information Co Ltd. The joint venture is regarded a jointly controlled entity under IFRS, for which two alternative accounting treatments exist: proportionate consolidation or equity accounting. The Company has decided to account for the joint venture, to which the initial contribution was made during the first quarter of 2005, using the equity method.

In March 2004, the International Accounting Standards Board issued IFRS 5 Non-current assets Held for Sale and Discontinued operations. IFRS 2 applies to annual periods beginning on or after 1 January 2005. IFRS 5 prescribes the accounting and presentation for assets held for sale, and the presentation and disclosure of discontinued operations. On March 23, 2005 the Company announced the transfer of its Indian outsourcing operations to Infotech in an all cash transaction. The Company has accounted for this transaction under IFRS 5.

Tele Atlas's revenues for the second quarter of 2005 increased by 58% to €51.3 million as compared to €32.4 million for the second quarter of the previous year. European revenues for the quarter increased by 32% to €37.0 million from €28.0 million during 2004. North American revenues for the second quarter amounted to €14.3 million compared to €4.4 million for the same period in 2004, primarily as a result of the acquisition of Geographic Data Technologies Inc ("GDT") in July 2004. Revenues for the first six months increased by 74% to €91.7 million as compared to €52.7 million the previous year. European revenues grew by 38% to €64.7 million and North American revenues grew to €27.0 million.

Revenues per segment

(In millions of Euro)

	3 months ending June 30, 2005			**3 months ending June 30, 2004**		
	Europe	USA	Total	Europe	USA	Total
In-car navigation	11.3	3.6	14.9	10.2	1.8	12.0
Data products navigation	8.3	-	8.3	6.8	-	6.8
Personal navigation	12.8	1.4	14.2	8.5	0.6	9.1
Other segments	4.6	9.3	13.9	2.5	2.0	4.5
Total sales	37.0	14.3	51.3	28.0	4.4	32.4

	6 months ending June 30, 2005			**6 months ending June 30, 2005**		
	Europe	USA	Total	Europe	USA	Total
In-car navigation	20.7	4.8	25.5	18.3	1.9	20.2
Data products navigation	13.7	-	13.7	12.3	-	12.3
Personal navigation	22.2	2.7	24.9	10.9	0.7	11.6
Other segments	8.1	19.5	27.6	5.3	3.2	8.5
Total sales	64.7	27.0	91.7	46.8	5.8	52.6

During the second quarter of 2005, worldwide revenues in the largest segment, in-car navigation (including data products), increased by 23% to €23.2 million from €18.8 million in the previous year. European navigation sales increased by 15% to €19.6 million, compared to €17.0 million in the same period of the previous year. Growth was realized in both the bundle segment and after-market sales of data products. The increase in the bundle segment was driven by increased sales of products on the Becker and Blaupunkt platforms. Navigation sales in North America were €3.6 million compared to €1.8 million in the previous year. Both the European and North American in-car navigation revenues were favourably impacted by revenues from Pioneer's initial sales of the AVICN2 into the distribution channel.

Revenue for the second quarter in other segments increased by 108% to €28.1 million compared to €13.5 million in the same period of the previous year. These revenues in Europe increased by 59% to €17.4 million from €11.0 million in 2004. This substantial growth was the result of growth in the personal navigation segment. Revenues in North America increased to €10.7 million from €2.6 million, primarily due to the acquisition of GDT in North America. Other factors that favourably impacted worldwide revenues were the receipt of a payment in settlement of a distribution agreement in the Asia-Pacific region and an earlier than planned sale to a state government agency in the United States.

Work performed by the Company and capitalized

In accordance with International Financial Reporting Standards the Company capitalizes and amortizes internally generated databases and tools. Correspondingly, the Company recognizes additions during the period to its databases and tools as a reduction to operating expenses in the consolidated statement of operations. As described above, a revised IAS 38 has become effective as of January 1, 2005. Whereas previously the Company included in the cost of capitalized internally generated assets indirect costs if they could be allocated on a reasonable and consistent basis, the revised IAS 38 excludes indirect costs from the amount to be capitalized. Additionally, the Company has determined that for a number of countries in Europe, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. For those countries, capitalization is discontinued as of January 1, 2005. During the second quarter of 2005, additions amounted to €9.1 million as compared to €12.0 million during the same period in 2004.

Databases are amortized over a period of ten years, while tools are amortized over five years. The resultant amortization charge for databases and tools recognized in the consolidated statement of operations for the second quarter of 2005 was €10.9 million as compared to €7.9 million in 2004, with the increase mainly due to the intangible assets acquired with GDT in July 2004.

Operating expenses

Operating expenses excluding depreciation, amortization, capitalization and employee stock option expense ("Adjusted Operating Expenses") for the second quarter of 2005 increased by 31% to €44.1 million from €33.6 million in 2004. Excluding the effect of movements in the EUR/USD exchange rate, operating expenses increased by 36%. Adjusted Operating Expenses for the first six months increased by 32% to €83.5 million from €63.3 million in the same period the previous year.

Including employee stock option expense, personnel expenses in the second quarter of 2005 increased by 38% to €27.8 million from €20.1 million in 2004. Excluding the effect of movements in the EUR/USD exchange rate, personnel expenses increased by 44%. Personnel costs increased primarily as a result of the consolidation of GDT from July 1, 2004. As described in more detail above, IFRS2 Share based payments, has become effective from January 1, 2005 and requires restatement of comparative information. As a result, an additional charge of €0.1 million has been included in the second quarter of 2004, with a corresponding increase in equity. Expense related to share based payments in the second quarter of 2005 amounted to €3.7 million. Excluding employee stock option expense, personnel expenses in the second quarter of 2005 increased by 20% to €24.1 million from €20.0 million in 2004. Personnel expenses for the first six months increased by 42% to €53.1 million from €37.4 million in the same period of the previous year. Expense related to share based payments in the first six months of 2005 amounted to €7.2 million compared to €0.2 million the previous year.

Costs of purchased materials and services consist mainly of production costs of navigation CD's, royalties paid for the use of source data and co-marketing costs. These costs increased to €7.2 million in the second quarter from €3.8 million in 2004, mainly due to higher royalty costs and costs of co-marketing in the personal navigation segment in Europe. For the first six months of 2005 these costs increased to €12.5 million from €6.0 million in 2004.

Other operating expenses during the quarter increased to €12.7 million from €9.8 million in the same period during 2004. Excluding the effect of movements in the EUR/USD exchange rate, other operating expenses increased by 35%. This increase was caused primarily by the consolidation of GDT from July 1, 2004. Other operating expenses in the first six months of 2005 increased to €25.1 million from €20.2 million in 2004.

On March 23, 2005 the Company sold its Indian operations in an all cash transaction to Infotech Ltd, an Indian listed company. The operating income of the Indian operation during the first quarter of 2005 was €0.2 million and the loss on the sale, including legal, other transaction costs and capital gains tax on the transaction to €0.6 million. In April, the Company used the proceeds of the sale to purchase 250,000 shares in Infotech. The resulting shareholding is accounted for in the balance sheet at fair value with resulting gains and losses being included in the Statement of Operations.

Net result

The Adjusted EBITDA for the second quarter of 2005 improved to a profit of €7.2 million compared with a loss of €1.3 million during the same period in 2004. EBITDA from European operations for the second quarter increased to €8.9 million in 2005 from €7.7 million in 2004 as a result of increased sales revenues. The Adjusted EBITDA loss in North America decreased to €1.7 million in 2005 from a loss of €9.0 million in 2004. The Company's Adjusted EBITDA for the first six months improved to a profit of €7.8 million, compared to a loss of €10.7 million in the same period of the previous year.

Including depreciation, amortization, capitalization and employee stock option expense, the operating result (EBIT) for second quarter was a loss of €0.7 million, compared to a profit of €1.4 million in the same period of the previous year. For the first six months, the EBIT loss was €9.4 million, compared to a loss of €4.0 million the previous year.

Net financial income, including interest paid and received along with other financing charges amounted to a gain of €0.2 million during the second quarter of 2005, compared to a charge of €0.9 million in the same period of the previous year. The decrease resulted from the repayment of shareholder loans and bank loans out of the proceeds of the financing transaction which closed in July of 2004. For the first six months, net financial income amounted to a gain of €0.2 million, compared to a loss of €1.6 million in the same period of the previous year.

Tele Atlas' consolidated after tax net loss during the second quarter of 2005 was €1.3 million, compared with a net profit for the same period in 2004 of €0.2 million. The net loss for the first six months was €11.1 million, compared to a loss of €6.1 million in the same period of the previous year.

Cash flow

The overall net cash outflow from operating activities for the second quarter of 2005 was €6.8 million, compared to a cash outflow of €13.2 million in the previous year. Items affecting cash flow were the improvement in Adjusted EBITDA and increased working capital for the second quarter of 2005, primarily due to higher trade accounts receivable resulting from higher sales and the reversal of most of a €10.0 million royalty prepayment received from one customer during the first quarter. For the first six months of the year, the cash inflow from operating activities was €12.5 million, compared to an outflow of €20.2 million in the previous year.

The Company's contribution to the newly established Chinese joint venture Navigation Information

Co Ltd during the first quarter has been included under investments in subsidiaries and joint ventures.

Equity

On May 10, 2005 the Company entered into an agreement with shareholder International Asset Management (IAM) to convert a contingent loan into ordinary shares. The loan, which was created in connection with a legal restructuring of the Tele Atlas Group in January 2000, was payable upon realization by Tele Atlas of potential tax benefits. The total amount of the contingent loan, assuming full realization of the tax benefits, was €33.0 million. The €20.3 million amount for the loan carried on the Tele Atlas balance sheet represented the amount expected to be payable to IAM during the ten year term of the agreement. As of March 31, 2005 €2.1 million in benefits had been realized by Tele Atlas and was currently payable under the loan agreement.

Pursuant to the conversion agreement, the loan was valued at €17.5 million, which was the fair value as determined by the Company's Board of Directors. Tele Atlas issued 1,460,768 ordinary shares in connection with the conversion, which was determined based on the April 18, 2005 closing price of the Company's shares on the Xetra exchange. Upon conversion, all payment obligations under the loan (including the currently payable amount of €2.1 million) ceased to exist. The difference between the book value of the loan (€20.3 million) and the value of the shares at par (€146.1 thousand) was included in share premium.

During the second quarter of 2005, 688,800 options were granted to management and employees of the Company under the 2004 Stock Option Plan. For the first six months 1,578,954 options were granted.

As per 30 June 2005, 6,366,061 options had been granted to management and employees of the Company under the new plans and earlier plans, of which 1,839,867 were vested.

Personnel

On June 30, 2005 Tele Atlas employed 1,270 people, of which 601 were at Tele Atlas North America (December 31, 2004: 656) while employees with the Company's European operations numbered 669 people (December 31, 2004: 1,296, including 654 people in India).

Consolidated statement of operations

	6 months ended June 30,		3 months ended June 30,	
	2005	2004	2005	2004
	(in thousands of euros, except for per share information)			
Revenues	91,680	52,650	51,280	32,352
Cost of revenue	12,470	5,956	7,184	3,775
Personnel expenses	53,054	37,378	27,814	20,194
Depreciation and amortization	26,089	18,289	13,225	9,142
Amortization of goodwill	149	149	74	75
Other operating expenses	25,127	20,161	12,737	9,751
Total operating expenses	116,889	81,933	61,034	42,937
Capitalized databases and tools	(16,217)	(25,285)	(9,066)	(12,009)
Net operating expenses	100,672	56,648	51,968	30,928
Operating result from discontinued operation	206	-	-	-
Loss on disposal of discontinued operation	(590)	-	-	-
Operating result (loss)	(9,376)	(3,998)	(688)	1,424
Interest income and expense	394	(1,633)	201	(995)
Foreign currency exchange gains/losses	(207)	25	(29)	54
Share of result in associate	(21)	-	(21)	-
Net gain on remeasurement of investments at fair value	56	-	56	-
Other income/expenses	222	(1,608)	207	(941)
Result (loss) before income taxes	(9,154)	(5,606)	(481)	483
Income tax	(1,924)	(488)	(864)	(274)
Net result (loss)	(11,078)	(6,094)	(1,345)	209
Net result (loss) per share (basic)	(0.29)	(0.16)	(0.03)	0.01
Net result (loss) per share (diluted)	(0.29)	(0.16)	(0.03)	0.01
Weighted average shares outstanding (basic)	38,668,669	37,665,859	39,311,597	37,665,859

Consolidated balance sheet

	June 30,2005	December 31, 2004
	(in thousands of euros)	
ASSETS		
Current Assets		
Cash and cash equivalents	56,470	44,920
Accounts receivable	33,812	34,870
Inventories	873	571
Prepaid expenses and other current assets	4,589	3,347
TOTAL CURRENT ASSETS	95,744	83,708
Non current Assets		
Tangible fixed assets		
- property, plant and equipment	8,903	10,131
Intangible fixed assets		
- databases & tools	248,279	245,021
- goodwill	16,202	14,549
- others	16,730	15,648
Total intangible fixed assets	281,211	275,218
Deferred tax	11,812	21,291
Investments		
- investments at equity value	295	-
- investments at fair value	1,313	-
Total investments	1,608	-
TOTAL NON-CURRENT ASSETS	303,534	306,640
Total Assets	**399,278**	**390,348**

	June 30, 2005	December 31, 2004
	(in thousands of euros)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short term debt and current portion of long term debt	98	214
Shareholders entitlement to potential tax benefits	-	2,125
Trade accounts payable	10,915	10,554
Income tax payable	1,559	1,437
Accrued expenses and other liabilities	34,838	31,779
Deferred revenues	3,171	1,385
TOTAL CURRENT LIABILITIES	50,581	47,494
Non current liabilities		
Shareholder entitlement to potential tax benefits	-	18,161
Deferred taxes	21,338	21,062
Pension accrual	3,820	3,761
Other non-current liabilities	175	182
TOTAL NON- CURRENT LIABILITIES	25,333	43,166
Shareholders' equity		
Ordinary shares, at par € 0.10	4,001	3,801
Convertible preferred shares, at par € 0.10	3,528	3,528
Additional paid in capital	473,013	452,022
Treasury shares	-	(251)
Foreign currency adjustment net of tax	(20,908)	(26,885)
Accumulated result (deficit)	(125,192)	(127,557)
Result (loss) current year	(11,078)	(4,970)
TOTAL EQUITY	323,364	299,688
Total equity and liabilities	**399,278**	**390,348**

Consolidated statement of cash flows

	6 months ended June 30,		3 months ended June 30,	
	2005	2004	2005	2004
	(in thousands of euros)			
Cash flow from operating activities				
Net result (loss)	(11,078)	(6,094)	(1,345)	209
Adjustments for:				
Depreciation and amortization	26,238	18,438	13,299	9,217
Share in result of associate and change in fair value of investments	35	-	35	-
Change in provisions and accruals	252	(33)	83	(8)
Foreign exchange gains/losses	299	257	20	213
Change in net working capital	5,827	(7,609)	(13,474)	(10,923)
Share based compensation credited to equity	7,164	169	3,657	81
Net cash from operating activities	28,737	5,128	2,275	(1,211)
Production of own fixed assets capitalized	(16,217)	(25,285)	(9,066)	(12,009)
Net cash used in operating activities after production of own fixed assets capitalized	12,520	(20,157)	(6,791)	(13,220)
Cash flow from investing activities				
Acquisition of subsidiaries, net of cash acquired	(286)	(4,115)	309	(4,115)
Purchase of property, plant and equipment	(2,107)	(1,927)	(1,483)	(1,261)
Net cash used in investing activities	(2,393)	(6,042)	(1,174)	(5,376)
Exercise of stock options	1,423	-	712	-
Proceeds from long term borrowing	-	17,000	-	9,000
Net cash provided by financing activities	1,423	17,000	712	9,000
Net increase (decrease) in cash and cash equivalents	11,550	(9,199)	(7,253)	(9,596)
Cash and cash equivalents at the beginning of the period	44,920	9,458	63,723	9,855
Cash and cash equivalents at the end of the period	56,470	259	56,470	259

Consolidated statement of changes in Shareholders' equity

(in thousands of euros)	Issued and paid up ordinary shares	Issued and paid up convertible preferred shares	Share premium	Treasury shares	Foreign currency adjustment	Accumulated deficit	Total
Balance as of December 31, 2003	3,801	-	287,251	(670)	(30,304)	(132,564)	127,514
Net result for the period	-	-	-	-	-	(5,925)	(5,925)
Exercise of options	-	-	-	15	-	5	20
Share based compensation	-	-	-	-	-	169	169
Foreign currency adjustment and changes in valuation of financial instruments	-	-	-	-	1,546	-	1,546
Balance as of June 30, 2004	3,801	-	287,251	(655)	(28,758)	(138,315)	123,324
Balance as of December 31, 2004	3,801	3,528	452,022	(251)	(26,885)	(132,527)	299,688
Net result for the period	-	-	-	-	-	(11,078)	(11,078)
Issue of ordinary shares	146	-	20,044	-	-	-	20,190
Exercise of options	54	-	947	251	-	171	1,423
Share based compensation	-	-	-	-	-	7,164	7,164
Foreign currency adjustment and changes in valuation of financial instruments, net of deferred tax	-	-	-	-	5,977	-	5,977
Balance as of June 30, 2005	4,001	3,528	473,013	-	(20,908)	(136,270)	323,364

Shareholders' positions of Corporate Bodies

The Supervisory Board members and the Statutory Directors of Tele Atlas N.V. held the following number of shares and share options in Tele Atlas N.V. as of June 30, 2005

Statutory Directors Tele Atlas NV	Shares	Vested Options
Alain De Taeye	28,369	250,000
George Fink	-	250,000

Supervisory Board	Shares	Vested Options
Wim Dik	300	-
Bandel Carano	-	-
Charles Cotton	-	5,000
Holger von Hebel	-	-
Peter Morris	-	-
George Schmitt	-	5,000
Joost Tjaden	8,563	-

AD HOC RELEASE

's-Hertogenbosch, 4 May, 2005

Tele Atlas reports higher growth in first quarter 2005

- Worldwide revenue growth: 99%
- Higher sales in personal and in-car navigation markets
- Personal navigation segment remains strong revenue driver

Tele Atlas, a worldwide leading provider of digital map data and location content, generated revenues of € 40.4 million in the first three months of 2005 compared to € 20.3 million in the first quarter of 2004, an increase of 99%. European revenues rose by 47% to €27.8 million. Sales in the personal navigation and in-car navigation segments, particularly in the bundled segment, were higher, but sales of aftermarket data products were lower. North American revenues increased significantly, up from € 1.5 million to € 12.7 million, primarily the result of the acquisition of GDT in July 2004.

Tele Atlas Group's overall operating result before capitalization, depreciation, amortization and employee stock option expense (Adjusted EBITDA[1]) for the first three months of 2005 improved from a loss of € 9.4 million to a profit of € 0.6 million as a result of higher sales revenues.

After adjustment for the impact of the implementation of IFRS 2 and the revised IAS 38, Tele Atlas' after tax net loss for the first three months of 2005 was € 9.7 million as compared to € 6.3 million for the same period last year.

Net cash flow from operating activities during the first three months improved to a € 19.3 million inflow compared to € 6.9 million outflow in the same period of 2004 due to improvements in Adjusted EBITDA along with a reduction in working capital requirements due to strong accounts receivable collections including a € 10.0 million prepayment of map license fees by a customer.

Prospects

Management believes Tele Atlas is positioned well for growth in both Europe and North America. The in-car navigation market continues to grow and the personal navigation market is expanding very rapidly as the retail prices of hardware are declining. The development of easy to use and easy to install systems continues to attract an increasingly broad audience. Tele Atlas expects rapid unit growth in this market during the year, which will be partially offset by declines in map license unit prices. In North America, the integration of Tele Atlas North America and GDT is proceeding as planned.

[1]) Adjusted EBITDA is defined as revenues less cost of revenue, operating expense excluding depreciation, amortization, capitalization and employee stock option expense. This is the measure that the Company uses for evaluating business unit performance as it feels it provides a better representation of the Company's results than operating income.

Jasper Vredegoor, Investor Relations
Tel.: +31 (73) 6402160
jasper.vredegoor@telatlas.com


Tele Atlas

Quarterly Report

Q1-2005

Introduction by the management board

Main results

Tele Atlas's sales revenues for the first three months of 2005 increased by 99% to €40.4 million as compared to €20.3 million for the first three months of the previous year.

Revenues in Europe increased by 47% to €27.7 million from €18.8 million during the same period in 2004. This increase was primarily the result of higher sales in the personal navigation and in-car navigation segments which were partially offset by declines in revenues from the Company's aftermarket data products revenue. Revenues in North America during the first three months of 2005 increased to €12.7 million from €1.5 million for the prior year. This sales increase was primarily the result of the acquisition of GDT.

Excluding depreciation, amortization, capitalization and employee stock option expense, operating expenses increased by 33% in the first three months of 2005 to €39.4 million from €29.7 million in the three months of 2004. Depreciation and amortization increased from €9.2 in the first three months of 2004 to €12.9 in the first three months of 2005. Capitalization of internally generated intangible assets decreased to €7.2 million from €13.3 million in the same period of the previous year. This decrease was the result of implementation of the revised International Accounting Standards Board pronouncement IAS 38 and the determination by the Company that for a number of countries in Europe, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. For those countries, capitalization was discontinued as of January 1, 2005. Employee stock option expense resulting from the implementation of IFRS 2 was €0.1 million for the first three months of 2004 and €3.5 million for the first three months of 2005. Including depreciation, amortization and employee stock option expense, total operating expenses increased by 43% in the first three months of 2005 to €55.9 million from €39.0 million in the three months of 2004.

A net loss of €0.4 million was realized on the activities and on the disposal of Tele Atlas' Indian activities, which was announced on March 23, 2005.

Adjusted EBITDA[1] for the first three months of 2005 improved to a profit of €0.6 million as compared to a loss of €9.4 million for the same period in 2004. Adjusted EBITDA from European operations increased to €3.3 million for the first three months of 2005 from €1.0 million in the same period in 2004 as a result of increased sales revenues. The Adjusted EBITDA loss in North America improved to €2.7 million in 2005 from €10.4 million in 2004.

After adjustment for the impact of IFRS 2 and the changes in capitalization policy, the consolidated operating result (EBIT) for the first three months was a loss of €8.7 million, compared to a loss of €5.4 million in the same period of the previous year. The consolidated after tax net loss during the first three months of 2005 was €9.7 million, compared with a net loss for the same period in 2004 of €6.3 million.

The overall cash flow from operating activities for the first three months of the year improved to an inflow of €19.3 million as compared to an outflow of €6.9 million in 2004. This improvement was the result of lower EBITDA losses and a €19.3 million decrease in working capital, primarily due to strong collections of trade accounts receivable as well as a €10.0 million prepayment received from a customer.

Developments in Personal Navigation.

During the first quarter of 2005 the Personal Navigation market continued its strong growth with the introduction of several new products with Tele Atlas maps.

TomTom has launched their NAVIGATOR 5 solution for PDA's which provides users an improved Itinerary Planner, customizable Points of Interest (POI's) and the new TomTom PLUS service that offers real time information on traffic congestions and weather conditions as well as downloads of city maps, additional voices, points of interest and other content.

At the CeBIT trade show in Hannover, Germany, TomTom launched a new range of TomTom GO devices. The GO 700 model is a high end all-in-one navigation device equipped with voice communication capabilities that enable it to be used as a hands-free kit for Bluetooth-enabled mobile phones. The TomTom GO 700 has a high capacity internal hard disk that contains, pre-installed, street level maps for Western and Eastern Europe. In addition, this new device can access the new TomTom PLUS information services through its Bluetooth enabled mobile phone. The GO 500 and 300 both have similar but less extensive functionalities offering consumers an attractive price level.

ViaMichelin has been very active with both palmOne and Hewlett-Packard in promoting & launching new, well integrated PDA based navigation solutions. The new ViaMichelin Navigation 3 software has been well received by the market for its ease-of- use.

Tele Atlas partner Gate5 launched Smart2Go, their first mobile navigation solution. The system uses Tele Atlas North American and Europe maps. The Smart2Go won the 5th Annual MobileFocus Awards for best mobile/remote software. The MobileFocus awards are one of the most prestigious happenings in the mobile and wireless world.

MIO-technology ltd. has successfully launched two new MIO portable navigation systems in Europe with Tele Atlas maps for Western Europe. The MIO 268 is an entry level system that comes with a pre-installed map covering the buyer's region and the major roads of Europe on a 256MB SD card. The Mio 269 is a high end system with a 2.5 Gb hard disc that contains 22 countries in Europe. Large retail chains in Western Europe such as Makro and Fnac are currently offering MIO systems.

During the first quarter, Navman's sought to take advantage of the growth in the personal navigation market with the introduction of the Navman ICN 510. This product is a very compact and lightweight device that can be carried in a pocket.

Developments in in-car navigation

In Europe, Audi launched their new A6 Avant with a SiemensVDO turn-by-turn radio navigation system featuring Tele Atlas maps for Western Europe. Tele Atlas is also supplying maps for SiemensVDO systems installed in the Audi A6 and Bentley Continental and Continental GT models. In addition, the the new VW Passat, Golf+, Golf GTI, and Polo and the Skoda Octavia have been launched with Tele Atlas data in Blaupunkt systems.

In North America, after extensive quality testing, DENSO has selected Tele Atlas as its map supplier for Canada data. DENSO continues to use Tele Atlas as its North American map supplier for GM products.

Joint Venture in China

Tele Atlas set up NaviAtlas, a joint venture with Shanghai ChangXiang Ltd (SIS). SIS, a Chinese specialist in information processing and digital mapping, is one out of three companies in China to hold a licence to deploy navigable digital mapping activities in China. Tele Atlas will provide its mapping technology to SIS who will remain the owner of the map data itself. This joint venture will enable Tele Atlas to extend its global product offering to provide a broad range of international customers with tailored map data solutions for navigation and location based services (LBS).

Indian operations transferred to Infotech

In the first quarter, Tele Atlas' Indian data production and software development operations were transferred to Infotech Enterprises, Ltd., who has been Tele Atlas' outsourcing partner for the past 10 years. The transfer of the 656 employee operation to Infotech provides the Company with the flexibility and capacity required to process the vast amounts of data generated by new, automated technologies such as mobile mapping while maintaining the high quality level required by Tele Atlas' customers. As part of the agreement Tele Atlas has acquired an equity interest in Infotech's publicly traded common stock and George Fink, Tele Atlas President and Chief Operating Officer, will join Infotech's board of directors.

Status of GDT/Tele Atlas North America Integration

The integration of the operations of Tele Atlas North America and GDT was completed last year and the database integration is proceeding as planned. Tele Atlas is integrating the Tele Atlas and GDT databases by comparing each individual feature in the databases. Where the two databases agree, this is providing great confidence in the correctness of that feature. Where the features do not agree, Tele Atlas's field data collection force and other methods are used to identify which is the correct feature that should be integrated in the combined database. Early results in the process indicate that this integration will produce a North American map that is clearly superior to any other available in the marketplace.

Additional European Content

In addition to the additional content that will be added to the North American database as a result of the integration, Tele Atlas continues to enhance its European database. During the quarter we moved into the implementation phase of an agreement with MI International, a POI specialist with a database of 25 million points of interest. This agreement will add POIs in 16 countries in Europe. In total, 11 categories will be added to the database. These categories include Government and Public Services, Automotive, Eat & Drink, Lodging, Healthcare, Shopping, Tourism, Leisure, Sports, Nightlife and Business. The Business package provides details on Europe's top 750,000 companies.

The Company is also adding new coverage with a heavy focus on expanding coverage in Eastern Europe. In the first quarter an agreement was signed with Roskartographia, an agency supervised by the Russian Ministry of Transport. Under this agreement Tele Atlas will develop navigation maps for Russia. The initial map will cover the ten districts of Moscow (which have a population of ten million people). St Petersburg will follow in autumn of this year. The Russian map coverage will be extended steadily to take in further important centres of population and commerce.

Outlook

Management believes Tele Atlas is positioned well for growth in both Europe and North America. The in-car navigation market continues to grow and the personal navigation market is expanding very rapidly as the retail prices of hardware are declining. The development of easy to use and easy to install systems continues to attract an increasingly broad audience. Tele Atlas expects rapid unit growth in this market during the year, which will be partially offset by declines in map license unit prices.

The integration of Tele Atlas North America and GDT is proceeding as planned. The integration of the operations of Tele Atlas North America and GDT was completed last year and the database integration is proceeding as planned. Tele Atlas is integrating the Tele Atlas and GDT databases by comparing each individual feature in the databases. Where the two databases agree, this is providing great confidence in the correctness of that feature. Where the features do not agree, Tele Atlas field data collection force and other methods are used to identify which is the correct feature that should be integrated in the combined database. Early results in the process indicate that this integration will produce a North American map that is clearly superior to any other available in the marketplace. The planned July 1, October 1 releases of the Dynamap products to former GDT customers will incorporate increasing amounts of data mined from the Tele Atlas databases. The June 1 and October 1 Multinet release out of the legacy Tele Atlas production process that will be supplied to former Tele Atlas customers will also benefit from the integration activity on the two databases. The integration to a single production database is expected to be fully completed during the first quarter of 2006.

Key figures

(In millions of Euro except for per share information and average number of employees)

	2005 – three month period			2004 – three month period		
	Total	Europe	USA	Total	Europe	USA
Revenues	40.4	27.7	12.7	20.3	18.8	1.5
Operating result before depreciation and amortization and employee stock option expense (Adjusted EBITDA)	0.6	3.3	(2.7)	(9.4)	1.0	(10.4)
Operating result (EBIT) [2]	(8.7)	(4.6)	(4.1)	(5.4)	0.7	(6.1)
Net result [2]	(9.7)			(6.3)		
Average number of employees	1,924	1,280[3]	644	1,804	1,439[3]	365
Earnings per share	(0.26)			(0.20)		

[2] The operating result and net result for the three months ending March 31, 2004 and 2005 have been adjusted to reflect the implementation of IFRS 2 - Share-based Payments.

[3] Includes headcount of operations in India.

Profile

Tele Atlas is a global leader in the development, production and sale of geographic databases. The Company has comprehensive, uniform digital geographic databases covering Europe (437 million inhabitants in 21 countries) and North America (313 million inhabitants in the United States and Canada) and works with partners to produce maps in other countries. The resulting digital maps address the growing need for high precision and up-to-date geographic data across a variety of market segments and applications.



Tele Atlas's databases are used for In-Car Navigation, Personal Navigation applications, and Geospatial and Geographic Information Systems in enterprise and public sector markets (utility and facility management, land use planning, fleet management and logistics, and environmental management analysis). The databases also form the core of many PC applications and Internet-based services.

In 2004 Tele Atlas realized revenues of €127.7 million. As of March 31, 2004 the Company had 1,283 employees.

Tele Atlas products enable hundreds of business partners worldwide to develop high quality applications and expand into new growth markets. Tele Atlas is experiencing growth in demand for its products due to the expanding penetration of In-Car Navigation Systems in the automotive industry, new applications in Personal Navigation for dedicated navigation devices and mobile phones and a continuous expansion in the range of applications that need digital maps.

Tele Atlas has offices in 21 countries and partners in several other countries such as Singapore, Australia and Hong Kong. The Company is listed on the Prime Standard Index of the Frankfurt Stock Exchange

Commentary on the performance of the Company

Basis of preparation

These interim financial statements have been drawn up in compliance with International Accounting Standard 34. The accounting policies and methods of computation are consistent with those used for drawing up the financial statements as at December 31, 2004.

In February 2004, the International Accounting Standards Board issued IFRS 2 Share-based Payment. IFRS 2 applies to annual periods beginning on or after 1 January 2005. IFRS 2 prescribes the financial reporting by an entity when it undertakes a share-based payment transaction. It applies to grants of shares, share options or other equity instruments made after 7 November 2002 that had not yet vested at the effective date of the IFRS. IFRS 2 applies retrospectively to liabilities arising from the share-based payment transactions existing at the effective date. IFRS 2 requires an entity to reflect in its profit and loss and financial position the effects of share-based payment transactions, including expenses associated with share options granted to employees.

In March 2004, the International Accounting Standards Board issued a revised IAS 38. IAS 38 applies to the accounting for intangible assets acquired in business combinations after 31 March 2004, and to all other intangible assets for annual periods beginning on or after 31 March 2004. An intangible asset is initially recognized at cost if all of the following criteria are met:

- The asset meets the definition of an intangible asset, i.e. it is identifiable and controlled by the entity;
- It is probable that future economic benefits that are attributable to the asset will flow to the entity; and
- The cost of the asset can be measured reliably.

If an intangible item does not meet the criteria for recognition as an asset, the expenditure is recognized as an expense when incurred. Whereas under the previous IAS 38 indirect costs and general overheads which could be allocated on a reasonable and consistent basis were recognized as part of the cost of the asset, under the revised IAS 38, these costs cannot be recognized as part of the cost of the asset.

In December 2003, IAS 31 Interests in Joint Ventures was issued. IAS 31 is applicable to annual periods beginning on or after 1 January 2005. IAS 31 applies to accounting for interests in joint ventures. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. These are of three types: jointly controlled operations, jointly controlled assets and jointly controlled entities. In October 2004, the Company entered into a joint venture agreement with Shanghai Changxiang Computer Co. Ltd to establish the joint venture company Navigation Information Co Ltd. The joint venture is regarded a jointly controlled entity under IFRS, for which two alternative accounting treatments exist: proportionate consolidation or equity accounting. The Company has decided to account for the joint venture, to which the initial contribution was made during the first quarter of 2005, using the equity method.

In March 2004, the International Accounting Standards Board issued IFRS 5 Non-current assets Held for Sale and Discontinued operations. IFRS 2 applies to annual periods beginning on or after 1 January 2005. IFRS 5 prescribes the accounting and presentation for assets held for sale, and the presentation and disclosure of discontinued operations. On March 23, 2005 the Company announced the transfer of its Indian outsourcing operations to Infotech in an all cash transaction. The Company has accounted for this transaction under IFRS 5.

Tele Atlas's revenues for the first three months of 2005 increased by 99% to €40.4 million as compared to €20.3 million for the first three months of the previous year. European revenues increased by 47% to €27.7 million from €18.8 million during 2004. North American revenues for the first three months amounted to €12.7 million compared to €1.5 million for the same period in 2004, primarily as a result of the acquisition of Geographic Data Technologies Inc ("GDT") in July 2004.


Total Sales in thousands of euros
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Q1
Q2
Q3
Q4
North America 2005
Europe 2005
North America 2004
Europe 2004

During the first three months of 2005, worldwide revenues in the largest segment, navigation, increased by 18% to €16.0 million from €13.6 million in the previous year. European navigation sales increased by 9% to €14.8 million, compared to €13.6 million in the same quarter of the previous year. Growth was realized in particular in the bundle segment, mostly driven by increased sales of products on the Becker platform. The year to date increase in bundle revenue was partially offset by a decrease in after-market sales of data products. Navigation sales in North America were €1.2 million.

Revenue in other segments increased by 265% to €24.4 million compared to €6.7 million in the same quarter of the previous year. Revenues in Europe increased by 146% to €12.9 million from €5.2 million in 2004. This substantial growth was the result of growth in the personal navigation segment. Revenues in North America increased to €11.5 million from €1.5 million, primarily due to the acquisition of GDT in North America.

Work performed by the Company and capitalized

In accordance with International Financial Reporting Standards the Company capitalizes and amortizes internally generated databases and tools. Correspondingly, the Company recognizes additions during the period to its databases and tools as a reduction to operating expenses in the consolidated statement of operations. As described above, a revised IAS 38 has become effective as of January 1, 2005. Whereas previously the Company included in the cost of capitalized internally generated assets indirect costs if they could be allocated on a reasonable and consistent basis, the revised IAS 38 excludes indirect costs from the amount to be capitalized. Additionally, the Company has determined that for a number of countries in Europe, the database has reached a level of completion at which activities are focused on maintaining and upgrading the database. For those countries, capitalization is discontinued as of January 1, 2005. During the first three months of 2005, additions amounted to €7.2 million as compared to €13.3 million during the same period in 2004.

Databases are amortized over a period of ten years, while tools are amortized over five years. The resultant amortization charge for databases and tools recognized in the consolidated statement of

operations for the first three months of 2005 was €10.6 million as compared to €7.9 million in 2004,with the increase mainly due to the intangible assets acquired with GDT in July 2004.

Operating expenses

Operating expenses excluding depreciation, amortization, capitalization and employee stock option expense for the first three months of 2005 increased by 33% to €39.4 million from €29.7 million in 2004. *Excluding the effect of movements in the EUR/USD exchange rate, operating expenses increased* by 31%.

Including employee stock option expense, personnel expenses in the first three months of 2005 increased by 47% to €25.2 million from €17.2 million in 2004. Excluding the effect of movements in the EUR/USD exchange rate, personnel expenses increased by 42%. Personnel costs increased primarily as a result of the consolidation of GDT from July 1, 2004. As described in more detail above, IFRS2 Share based payments, has become effective from January 1, 2005 and requires restatement of comparative information. As a result, an additional charge of € 0.1 million has been included in the first three months of 2004, with a corresponding increase in equity. Expense related to share based payments in the first three months of 2005 amounted to €3.5 million. Excluding employee stock option expense, personnel expenses in the first three months of 2005 increased by 27% to €21.7 million from €17.1 million in 2004.

Costs of purchased materials and services consist mainly of production costs of navigation CD's, royalties *paid for the use of source data and co-marketing costs. These costs increased to €5.3 million from €2.2* million in 2004, mainly due to higher royalty costs and costs of co-marketing in the personal navigation segment in Europe.

Other operating expenses increased to €12.4 million from €10.4 million in 2004. Excluding the effect of movements in the EUR/USD exchange rate, other operating expenses increased by 16%. This increase was caused by the consolidation of GDT from July 1, 2004.

On March 23, 2005 the Company sold its Indian operations in an all cash transaction. The operating income of the Indian operation during the first quarter of 2005 was €0.2 million and the loss on the sale, including legal, other transaction costs and capital gains tax on the transaction to €0.6 million. As part of the transaction, Tele Atlas will purchase 250,000 shares on Infotech's publicly traded shares.

Net result

The Adjusted EBITDA for the first three months of 2005 improved to a profit of €0.6 million compared with a loss of €9.4 million during the same period in 2004. EBITDA from European operations for the first three months of the year increased to €3.3 million in 2005 from €1.0 million in 2004 as a result of increased sales revenues. The Adjusted EBITDA loss in North America decreased to €2.7 million in 2005 from a loss of €10.4 million in 2004.

Including depreciation, amortization, capitalization and employee stock option expense, the operating result (EBIT) for the first three months was a loss of €8.7 million, compared to a loss of €5.4 million in the same period of the previous year.

Net financial income, including interest paid and received along with other financing charges amounted to a gain of €0.2 million during the first three months of 2005, compared to a charge of €0.6 million in the same period of the previous year. The decrease resulted from the repayment of shareholder loans and bank loans out of the proceeds of the financing transaction which closed in July of 2004.

Tele Atlas' consolidated after tax net loss during the first three months of 2005 was €9.7 million, compared with a net loss for the same period in 2004 of €6.3 million.

Cash flow

The overall net cash flow from operating activities for the first three months of 2005 was €19.3 million, compared to a cash outflow of €6.9 million in the previous year. Items affecting cash flow were the improvement in Adjusted EBITDA, and a €19.3 million reduction in working capital requirements for the first three months of 2005, primarily due to lower trade accounts receivable resulting from higher sales and a €10.0 million royalty prepayment received from one customer.

The Company's contribution to the newly established joint venture Navigation Information CO Ltd has been included under investments in subsidiaries and joint ventures.

Equity

During the first three months of 2005, 890,154 options were granted to management and employees of the Company under the 2004 Stock Option Plan.

As per 31 March 2005, 5,822,254 options had been granted to management and employees of the Company under the new plans and earlier plans, of which 1,906,528 were vested.

Personnel

On March 31, 2005 Tele Atlas employed 1,283 people, of which 644 were at Tele Atlas North America (December 31, 2004: 656) while employees with the Company's European operations numbered 639 people (December 31, 2004: 1,296, including 654 people in India).

Consolidated statement of operations

	3 months ended March 31,	
	2005	2004
	(in thousands of euros)	
Revenues	40,400	20,298
Cost of revenue	5,286	2,181
Personnel expenses[4]	25,240	17,184
Depreciation and amortization	12,864	9,147
Amortisation of goodwill	75	74
Other operating expenses	12,390	10,411
Total operating expenses	55,855	38,997
Capitalized databases and tools	7,151	13,276
Net operating expenses	48,704	25,721
Operating result from discontinued operation	206	-
Loss on disposal of discontinued operations	(590)	-
Operating result (loss)	(8,688)	(5,423)
Interest income and expenses	193	(638)
Foreign currency exchange gains/losses	(178)	(29)
Other income/expenses	15	(667)
Result (loss) before income taxes	**(8,673)**	**(6,090)**
Income tax	(1,060)	(214)
Net result (loss)	**(9,733)**	**(6,304)**
Net result (loss) per share (basic)	(0.26)	(0.17)
Net result (loss) per share (diluted)	(0.26)	(0.17)
Weighted average shares outstanding (basic)	38,022,375	37,665,859

[4] Personnel expenses include an adjustment related to the implementation of IFRS 2 - Share-based Payments in the amount of €3.5 million for the three months ended March 31, 2005 and €0.1 million for the for the three months ended March 31, 2004.

Consolidated balance sheets

	March 31, 2005	December 31, 2004
	(in thousands of euros)	
ASSETS		
Current assets		
Cash and cash equivalents	63,723	44,920
Accounts receivable	26,343	34,870
Inventories	593	571
Prepaid expenses and other current assets	3,104	3,347
TOTAL CURRENT ASSETS	93,763	83,708
Non current assets		
Tangible fixed assets		
- property, plant and equipment	8,419	10,131
Intangible assets		
- databases and tools	244,262	245,021
- goodwill	15,197	14,549
- other	16,579	15,648
Total intangible fixed assets	276,038	275,218
Deferred tax	17,435	21,291
Investment in non-consolidated subsidiaries	286	-
Amounts receivable in connection with sale of operations	1,256	-
TOTAL NON-CURRENT ASSETS	303,434	306,640
Total assets	397,197	390,348

EQUITY AND LIABILITIES	March 31, 2005	December 31, 2004
	(In thousands of Euros)	
Current liabilities		
- short term debt and current portion of long term debt	152	214
- shareholders entitlement to potential tax benefits	2,125	2,125
- trade accounts payable	9,975	10,554
- income tax payable	1,473	1,437
- accrued expenses and other liabilities	40,645	31,779
- deferred revenues	2,902	1,385
TOTAL CURRENT LIABILITIES	57,272	47,494
Non- current liabilities		
- shareholder entitlement to potential tax benefits	18,161	18,161
- deferred taxes	21,183	21,062
- pension accrual	3,805	3,761
- other non-current liabilities	166	182
TOTAL NON- CURRENT LIABILITIES	43,315	43,166
Shareholders' equity		
- ordinary shares, at par €0.10	3,841	3,801
- convertible preferred shares, at par €0.10	3,528	3,528
- additional paid in capital	452,378	452,022
- treasury shares	(61)	(251)
- foreign currency adjustment of tax assets	(24,448)	(26,885)
- accumulated result (deficit)	(128,895)	(127,557)
- result (loss) current year	(9,733)	(4,970)
TOTAL EQUITY	296,610	299,688
Total equity and liabilities	**397,197**	**390,348**

Consolidated statements of cash flows

	3 months ended March 31,	
	2005	2004
	(in thousands of euros)	
Cash flow from operating activities:		
Net result (loss)	(9,733)	(6,304)
Adjustments for:		
Depreciation and amortization	12,939	9,221
Change in provisions and accruals	169	(25)
Foreign exchange gains/losses	279	44
Change in net working capital	19,301	3,315
Share based compensation credited to equity	3,507	88
Net cash from operating activities	26,462	6,339
Production of own fixed assets capitalized	(7,151)	(13,276)
Net cash from operating activities after production of own fixed assets capitalized	19,311	(6,937)
Cash flow used in investing activities	(595)	-
Purchase of property, plant and equipment	(624)	(666)
Net cash used in investing activities	(1,219)	(666)
Exercise of stock options	711	-
Proceeds from long term borrowings	-	8,000
Net cash provided by financing activities	711	8,000
Net increase in cash and cash equivalents	18,803	397
Cash and cash equivalents at the beginning of the period	44,920	9,458
Cash and cash equivalents at the end of the period	63,723	9,855

Consolidated statement of changes in shareholders' equity

(in thousands of euros)	Issued and paid up ordinary shares	Issued and paid up convertible preferred shares	Share premium	Treasury shares	Foreign currency adjustment	Accumu lated deficit	Total
Balance as of December 31, 2003	3,801	-	287,251	(670)	(30,304)	(132,564)	127,514
Net result for the period	-	-	-	-	-	(6,304)	(6,304)
Share based compensation	-	-	-	-	-	88	88
Foreign currency adjustment and changes in valuation of financial instruments	-	-	-	-	1,140	-	1,140
Balance as of March 31, 2004	3,801	-	287,251	(670)	(29,164)	(138,780)	122,438
Balance as of December 31, 2004	3,801	3,528	452,022	(251)	(26,885)	(132,527)	299,688
Net result for the period	-	-	-	-	-	(9,733)	(9,733)
Exercise of options	40	-	356	190	-	125	711
Share based compensation	-	-	-	-	-	3,507	3,507
Foreign currency adjustment and changes in valuation of financial instruments, net of deferred tax	-	-	-	-	2,437	-	2,437
Balance as of March 31, 2005	3,841	3,528	452,378	(61)	(24,448)	(138,628)	296,610

Shareholders positions of Corporate Bodies

The Supervisory Board members and the statutory directors of Tele Atlas NV held the following number of shares and share options in Tele Atlas NV on March 31, 2005

Statutory Directors	**Shares**	**Vested Options**
Alain De Taeye	28,369	181,250
George Fink	-	181,250

Supervisory Board	**Shares**	**Vested Options**
Wim Dik	300	-
Bandel Carano	-	-
Charles Cotton	-	-
Holger von Hebel	-	-
Peter Morris	-	-
George Schmitt	-	-
Joost Tjaden	8,563	-

AD HOC RELEASE

Tele Atlas

'S-Hertogenbosch, 15 March, 2005

Tele Atlas's operating results 2004 improve

- ***Revenues €127.7 million, 48% growth over 2003***
- ***Significant improvement in operating result to €-2.1 million from €-85.7 million in 2003***
- ***Successful acquisition and integration of GDT***
- ***Increased global coverage***

Tele Atlas, one of the world's leading developers of detailed digital maps, had revenues of €127.7 million for 2004, an increase of 48% over 2003. European revenues rose by 26% to €98.7 million largely due to the rapid growth in the Personal Navigation market. North American revenues increased by 261% to €29.0 million. Approximately €15.7 million of this increase was the result of the acquisition of Geographic Data Technologies Inc (GDT) during the year. Excluding the effect of the acquisition of GDT and exchange rates, revenue growth in North America was 95% compared to 2003. This increase resulted from increased sales in the Personal Navigation segment as well as the Company's initial revenues from sales in the North American In-Car Navigation segment.

Total operating expenses excluding depreciation and amortization charges increased from €132.0 million to €148.6 million, a growth of 13%. This increase was mainly driven by the increase in sales and the acquisition of GDT. Tele Atlas' overall operating result before capitalization, depreciation and amortization (EBITDA) was a loss of €21.0 million, representing an improvement of €24.5 million compared to a loss of 45.5 million in 2003.

The net result was a loss of €0.4 million, a significant improvement on the €87.3 million loss for 2003 which included an impairment charge of €62.0 million. The net cash outflow from operating activities improved from € 41.0 million in 2003 to €28.5 million in 2004.

Prospects

Management believes that Tele Atlas is well positioned for growth. In Europe, Tele Atlas has contracts with all leading hardware manufacturers in both the In-Car Navigation as well as the Personal Navigation markets. In North America Tele Atlas strengthened its position through the GDT acquisition. Tele Atlas partners such as TomTom, ViaMichelin, Navigon and Navman provide the company with a leading position, which was strengthened by the Navigon account.

Jasper Vredegoor, Investor Relations
Tel.: +31 (73) 6402160
jasper.vredegoor@teleatlas.com

Tele Atlas

Ad hoc Release

'S-Hertogenbosch, November 10, 2004

Tele Atlas sales revenues up by 37% in the first three quarters

Tele Atlas' sales revenues for the first nine months of 2004 increased by 37% to EUR 85.0 million as compared to EUR 62.1 million for the same period of the previous year. Excluding the effect of the GDT acquisition, worldwide revenues grew by 25%.

Revenues in Europe increased by 22% to EUR 68.6 million from EUR 56.1 million during the same period in 2003. Revenues in North America in the first nine months of 2004 increased significantly to EUR 16.4 million from EUR 6.1 million for the prior year. This sales increase is due to the acquisition of GDT and initial sales of Tele Atlas' North American data into the in-car navigation market. Excluding the effect of the GDT acquisition, North American revenues grew by 44%.

The Company's EBITDA for the first nine months of 2004 improved to a loss of EUR 19.8 million as compared to a loss of EUR 35.7 million for the same period in 2003. The operating loss (EBIT) for the entire group for the first nine months was reduced to EUR 8.3 million, compared to a loss of EUR 19.0 million in the same period of the previous year. The net loss of Tele Atlas N.V. during the first nine months of 2004 was EUR 11.5 million, compared with a net loss for the same period in 2003 of EUR 20.0 million.

The integration of the Tele Atlas and GDT North American databases is proceeding according to plan. The companies marketing, sales and administrative functions were combined completely in the third quarter as were the IT platforms from both companies.

Outlook

Tele Atlas revenues in the in-car navigation segment in North America are still in their infancy. Tele Atlas currently has contracts with two major system suppliers, DENSO and Pioneer, but these contracts and future contract wins will have only limited immediate revenue impact due to long lead times.
Many of Tele Atlas' successful European customers are entering the North American market. In Europe the relationship with Becker is expected to expand.
Tele Atlas expects further rapid growth in personal navigation as the price of dedicated personal navigation devices continues to decline.


Tele Atlas

Quarterly Report

Q3-2004

Introduction by management board

Main Results

Tele Atlas's sales revenues for the first nine months of 2004 increased by 37% to EUR 85.0 million as compared to EUR 62.1 million for the first nine months of the previous year. Excluding the effect of the GDT acquisition, worldwide revenues grew by 25%.

Revenues in Europe increased by 22% to EUR 68.6 million from EUR 56.1 million during the same period in 2003. This increase was primarily the result of higher sales in the in-car navigation and personal navigation segments which were partially offset by declines in revenues from the Company's aftermarket data products revenue. Revenues in North America during the first nine months of 2004 increased significantly to EUR 16.4 million from EUR 6.1 million for the prior year. This sales increase was the result of the acquisition of GDT and initial sales of Tele Atlas' North American data into the in-car navigation market. Excluding the effect of the GDT acquisition, North American revenues grew by 44%.

Overall operating expenses increased by 5% in the first nine months of 2004 to EUR 134.8 million from EUR 128.4 million in the nine months of 2003.

The Company's operating result before capitalization, depreciation and amortization (EBITDA) for the first nine months of 2004 improved to a loss of EUR 19.8 million as compared to a loss of EUR 35.7 million for the same period in 2003. EBITDA from European operations increased to EUR 9.5 million for the first nine months of 2004 from EUR 2.3 million in the same period in 2003 as a result of increased sales revenues. The EBITDA-loss in North America improved to EUR 29.3 million in 2004 from EUR 38.0 million in 2003.

The operating result (EBIT) for the entire group for the first nine months was a loss of EUR 8.3 million, compared to a loss of EUR 19.0 million in the same period of the previous year.

The net loss of Tele Atlas N.V. during the first nine months of 2004 was EUR 11.5 million, compared with a net loss for the same period in 2003 of EUR 20.0 million.

The overall net cash outflow from operating activities for the first nine months of the year improved to an outflow of EUR 28.0 million from an outflow of EUR 32.7 million in 2003. This improvement was the result of lower EBITDA-losses which was offset in part by a EUR 5.0 million increase in working capital requirements for the first nine months of 2004, primarily in trade accounts receivable due to higher sales.



Developments in in-car navigation

Tele Atlas recently announced that in the North American car navigation market General Motors will use Tele Atlas data in a high end Denso system for all Cadillac STS models. The acceptance of Tele Atlas' North American map data by a major manufacturer is a indication of the confidence that OEM's and system suppliers have in Tele Atlas's North American map data.

In Europe, Daimler Chrysler will equip their Mercedes A and C class with Harman-Becker's latest navigation system and Tele Atlas data as of November 2004. The new Smart and ML models, both to be launched next year will also use Tele Atlas data in a Harman-Becker system.

Developments in Personal Navigation.

TomTom, a leading personal navigation applications developers and one of Tele Atlas's largest customers has launched a navigation application for mobile phones using a Bluetooth GPS antenna to navigate. The mobile application is available on the Nokia 6600, Orange SPV 2000 or Qtek 8080. Tele Atlas maps for the UK, France, Germany, Austria, Italy, Spain, The Netherlands, Belgium, Switzerland and Nordic countries will be available to customers. The map data is stored on an SD memory card inside the phone. In addition, one of TomTom's latest products, the TomTom Go, a stand-alone navigation unit powered by Tele Atlas data has won several "best navigation unit" and "editor's pick" awards. The product has received a lot of attention from press and sales are promising.

Navman, another leading personal navigation applications manufacturer that sources its map data from Tele Atlas launched the iCN 510, a stand alone navigation unit that fits into a pocket and is attractively priced. The unit is equipped with an integrated GPS antenna and map data from Tele Atlas for North America and Europe. This product, along with other Navman products such as the iCN 630, the PiN Pocket PC, provides Navman with a line of navigation units in different price and performance classes.

Status of GDT Tele Atlas North America Integration

The integration of the Tele Atlas and GDT North American databases is proceeding very well. Tele Atlas is integrating these databases by comparing each individual feature in the databases. In many cases the features in the two databases agree, providing great confidence in the correctness on that feature in the database. Where the features do not agree, Tele Atlas field data collection force and other methods are used to identify which is the correct feature that should be integrated into the combined database. Early results of the process demonstrate that this integration will produce a North American map that is clearly superior to any other available in the marketplace.

Besides the integration of the two databases, the integration of other aspects of the two companies is also proceeding as planned. The companies marketing, sales and administrative functions were combined completely in the third quarter as were the IT platforms from both companies.

Enhanced European database

Tele Atlas is continuing to expand its coverage of European countries. Coverage of Eastern Europe has been expanded with the addition of products for Poland and the Czech Republic. In addition, in connection with the Olympic Games, we added coverage of Greece. We now have a total of 21 European countries covered.
This quarter, Tele Atlas continued its co-operation with the IGN (Institut Géographic National), the

French Geographic Institute. The aim of the cooperation is to extend the current France database to cover the smaller towns and villages and to update the database with revised information on a very timely basis. This timeliness is critical as on average, 20% of the road network in a specific country is impacted by some change each year.

Enhanced North American database

In the third quarter, Tele Atlas announced that map voice data for the entire United States was immediately available for delivery. This product, PhonoMultiNet, uses phonemes, which are a symbolic representation of pronunciation, to improve the accuracy and robustness of voice input and output. In addition to the United States, Tele Atlas has phoneme data available for 10 European countries. The world wide availability of this data for use by Tele Atlas customers will enable the introduction of speech enabled telematics, navigation and location-based services (LBS) applications by Tele Atlas partners.

Tele Atlas and Clear Channel Traffic, a division of Clear Channel Communications announced that they will begin delivering nationwide traffic information for the top 50 markets to navigation systems using RDS/TMC - the radio broadcast standard technology for delivering traffic and travel information to drivers. RDS/TMC leverages Clear Channel's current infrastructure and demonstrates the ability of the two companies to broadcast real time traveller information to drivers in the major U.S. metropolitan markets.

Outlook

The integration of the GDT and Tele Atlas North America databases is proceeding as planned. The combination of the marketing, sales and administration functions of the two companies has been completed.

Tele Atlas revenues in the in-car navigation segment in North America are still in their infancy. We currently have contracts with two major system suppliers, DENSO and Pioneer. The long lead time inherent in the in-car navigation market means that these contracts and any future contract wins will have only limited immediate revenue impact.

We continue to have success in the other markets. Many of our successful customers such as TomTom, ViaMichelin and Navman are entering the North American market. In addition, our activities in the North American consumer wireless segment have resulted in offerings with every major wireless carrier.

In Europe we expect to continue to expand our relationship with Harman-Becker. The expanded revenues from the Harman-Becker relationship will be partially offset by expected future declines in revenues from Blaupunkt as a result of the previously announced discontinuation of the use of the Blaupunkt product in the Mercedes A and ML models as well Blaupunkt's decision to assume responsibility for the conversion of their data into their proprietary format. This conversion was previously done by Tele Atlas personnel.

We expect the personal navigation space to continue to grow rapidly as the price of dedicated personal navigation devices continues to decline. We feel that Tele Atlas is well positioned to benefit from the growth in this market segment.

Key Figures

(In millions of Euro except for per share information and average number of employees)

	2004- 1st nine months			2003 - 1st nine months		
	Total	Europe	USA**	Total	Europe	USA
Revenues	85.0	68.6	16.4	62.1	56.1	6.1
Operating result before capitalization, deprecation and amortization (EBITDA)	(19.8)	9.5	(29.3)	(35.7)	2.3	(38.0)
Operating Result (EBIT)	(8.3)	8.1	(16.4)	(19.0)	2.6	(21.6)
Net result	(11.5)			(20.0)		
Average number of employees	1,874	1,414*	460	1,876	1,452*	424
Earnings per share	(0.31)			(0.53)		

* Includes operations in India
** Includes 3 months operations of GDT

Profile

Tele Atlas is a leading company in the development, production and sale of geographic databases. Tele Atlas has comprehensive, uniform digital geographic databases covering Europe (43 9 million inhabitants in 21 countries) and North America (313 million inhabitants). In countries outside Europe and North America, Tele Atlas cooperates with local partners to develop digital map databases that satisfy its customers' demanding standards.

Tele Atlas's databases are used for In-Car Navigation Systems, Personal Navigation Systems, GEO-Marketing and Geographic Information Systems (utility and facility management, land-use planning and environmental management analysis). The databases also support a variety of PC and Internet applications as well as the emerging markets for wireless map based services for both consumer and commercial customers.

In 2003 Tele Atlas realized revenues of EUR 86.5 million. As of September 30, 2004 the Company has 2,104 employees. Tele Atlas's reputation is based on more than 17 years' intensive work converting an immense volume of geographic source material and its own survey results and measurements into relevant data for an infinite number of applications. Tele Atlas has developed its own software and procedures to continuously update and enrich the data. It has also established an extensive network of partners and other information sources to supply it with new geographic material and verify its data.

Tele Atlas enables hundreds of business partners to develop high quality applications for their own or commercial use. The quality and functionality of these applications are determined largely by the content, coverage and detail of Tele Atlas's databases. Tele Atlas's growth and continuity are driven by the growing demand for its products, the expanding penetration of In-Car Navigation Systems in the automotive industry, new applications in personal navigation devices and mobile telephones and the continuous increase in the range of applications.



Tele Atlas has its own offices in 21 countries and database partners in Singapore, Australia and Hong Kong.

Tele Atlas is listed on the Prime Standard Index of the Frankfurt Stock Exchange.

Commentary on the performance of the Company

Basis of preparation

These interim financial statements have been drawn up in compliance with International Accounting Standard 34. The accounting policies and methods of computation are consistent with those used for drawing up the financial statements as at December 31, 2003.

In March 2004, the International Accounting Standards Board issued IFRS 3 Business Combinations. IFRS 3 is applicable for business combinations for which the agreement date is on or after 31 March 2004. IFRS 3 prescribes the financial reporting by an entity when it undertakes a bus iness combination. Under IFRS 3, all business combinations are accounted by applying the purchase method, which views the business combination from the perspective of the acquirer. The acquirer allocates the cost of the business combination by recognizing the acquiree's identifiable assets, liabilities and contingent liabilities, except for non-current assets that are classified as held for sale. Goodwill, being the excess of the cost over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, is recognised as an asset and subsequently carried at cost less any accumulated impairment losses in accordance with IAS 36 Impairment of Assets. IFRS 3 replaces IAS 22 business combinations.

Purchase accounting GDT acquisition

In accordance with IFRS 3, the fair value of the assets and liabilities of GDT at the time of the acquisition were determined. The unaudited values which were thus determined were as follows:

	$ thousand	Depreciation period
Databases	52,652	10 years
Customer relationships	22,550	5 years
Trademarks	1,140	5 years
Current assets and liabilities	2,350	-
Tangible fixed assets	2,864	2-5 years
Goodwill	19,618	-
Total cost of acquisition	101,174	

Revenues

Tele Atlas's revenues for the first nine months of 2004 increased by 37% to EUR 85.0 million as compared to EUR 62.1 million for the first nine months of the previous year. European revenues rose 22% to EUR 68.6 million from EUR 56.1 million during 2003. North American revenues for the first nine months amounted to EUR 16.4 million compared to EUR 6.1 million for the same period in 2003, an increase of 170%. Excluding the effect of the acquisition of GDT, North American revenues grew by 44% and worldwide revenues by 25%.


Total Sales in millions of euros
40
35
30
25
20
15
10
5
Q1
Q2
Q3
Q4
North America 2004
Europe 2004
North America 2003
Europe 2003

During the first nine months of 2004, worldwide revenues in the largest segment, navigation, increased by 7% to EUR 46.3 million from EUR 43.5 million in the previous year. Excluding the effect of the acquisition of GDT, navigation sales grew by 4%. Growth was realized as a result of the launch of the new Pioneer AVIC system, which uses Tele Atlas data, in both North America and Europe. The launch of the new Travel Pilot E1 system by Blaupunkt in Europe generated further growth. Sales growth during the first half of the year on both new platforms included pipeline building which decreased during the third quarter. This decrease, combined with the continuing decline in the use of Blaupunkt systems by Mercedes, resulted in a decrease in European revenues for the third quarter in comparison with the prior quarter. In the North American market, Denso, a navigation customer of GDT, contributed to sales growth in the navigation segment. The year to date increase in in-car navigation revenue was partially offset by a decrease in Tele Atlas revenue from European after-market sales of data products.

Revenue in other segments increased by 107% to EUR 38.7 million from EUR 18.7 million in 2003. Excluding the effect of the acquisition of GDT, sales in other segments grew by 72%. Growth was significant in Europe as well as North America, mainly as a result of growth the personal navigation segment. The Geographic Information System (GIS) segment was stable compared to the previous year.

Revenues in the third quarter of 2004 increased by 50% to 32.3 million from EUR 21.5 million in the same period in 2003. Excluding the acquisition of GDT, revenues grew by 15%. Third quarter 2004 revenues in the navigation segment were EUR 13.9 million which represents a 6% decrease from 2003 revenues of EUR14.7 million. These declines were due to reductions in revenue from Blaupunkt that are a result of the continue decline in the use of the Blaupunkt system by Mercedes and declines in revenue from sales of after market data products. Third quarter revenue in other segments grew to EUR 18.5 million from EUR 6.8 million during the same period in 2003.

Work performed by the Company and capitalized

In accordance with International Financial Reporting Standards the Company capitalizes and amortizes internally generated databases and tools. Correspondingly, the Company recognizes additions during the period to its databases and tools as a reduction to operating expenses in the consolidated statement of operations. During the first nine months of 2004, additions amounted to EUR 41.5 million as compared to EUR 47.2 million during the same period in 2003.

Databases are amortized over a period of ten years, while tools are amortized over five years. The resultant amortization charge for databases and tools recognized in the consolidated statement of operations for the first nine months of 2004 was EUR 25.0 million as compared to EUR 21.8 million in 2003, including EUR 1.1 million on databases acquired as a result of the GDT acquisition.

Operating expenses

Operating expenses for the first nine months of 2004 increased by 5% to EUR 134.8 million from EUR 128.4 million in 2003. Excluding the effect of movements in the EUR/USD exchange rate, operating expenses increased by 12%.

Personnel expenses in the first nine months of 2004 increased by 7% to EUR 63.5 million from EUR 59.2 million in 2003. Excluding the effect of movements in the EUR/USD exchange rate, personnel expenses increased by 15%. Included in personnel costs are severance costs in the amount of EUR 4.9 million in connection with work force reductions in North America and certain employees in Europe. These work force reductions are partly already realized. Personnel costs also increased as a result of the consolidation of GDT from July 6, 2004.

2004 year to date depreciation and amortization charges decreased to EUR 30.0 million from EUR 30.5 million during the prior year.

Costs of purchased materials and services consist mainly of production costs of navigation CD's and royalties paid for the use of source data. These costs increased 33% during 2004 to EUR 10.5 million from EUR 7.9 million in 2003.

Other operating expenses increased slightly to EUR 30.8 million from EUR 30.7 million in 2003. Excluding the effect of movements in the EUR/USD exchange rate, other operating expenses increased by 7%. This increase was caused by exceptional charges taken in the first quarter of 2004 , as well as the consolidation of GDT from July 6, 2004.

Net result

The operating result before capitalization, depreciation and amortization (EBITDA) for the first nine months of 2004 improved to a loss of EUR 19.8 million compared with a loss of EUR 35.7 million during the same period in 2003. EBITDA from European operations for the first nine months of the year increased to EUR 9.5 million in 2004 from EUR 2.3 million in 2003 as a result of increased sales revenues. The EBITDA loss in North America decreased to EUR 29.3 million in 2004 from a loss of EUR 38.0 million in 2003.

The operating result (EBIT) for the first nine months was a loss of EUR 8.3 million, compared to a loss of EUR 19.0 million in the same period of the previous year.

Interest paid on shareholder loans and bank loans along with other financing charges amounted to EUR 2.5 million during the first nine months of 2004, compared to a EUR 0.3 million in the same period of the previous year. These loans were repaid out of the proceeds of the financing which closed in July of 2004.

Tele Atlas N.V.'s net loss during the first nine months of 2004 was EUR 11.5 million, compared with a net loss for the same period in 2003 of EUR 20.0 million.

Cash flow

The overall net cash outflow from operating activities for the first nine months of 2004 was EUR 28.0 million, compared to EUR 32.7 million in the previous year. Items affecting cash flow were lower EBITDA-losses, and a EUR 4.9 million increase in working capital requirements for the first nine months of 2004, primarily due to higher trade accounts receivable resulting from higher sales.

The acquisition price of GDT, including EUR 1.2 million in direct cost related to the acquisition, has been fully paid and is included under investing activities.

The proceeds from the issue of convertible preference stock, less EUR 5.0 million in costs directly related to the issue, has been included under cash from financing activities. Also included under this heading are the repayments of loans to shareholders and banks.

Equity

On July 6, 2004 the Company closed a USD 210 million preferred shares financing from a consortium led by Oak Investment Partners (Oak) and New Enterprise Associates (NEA) to finance the purchase of GDT, fund expenditures made to realize cost savings, future investment and working capital needs as well as to retire loans from shareholders. The consortium also includes TeleSoft Partners, Meritech Capital and current shareholder, IAM. In connection with this financing the Company issued 35,276,331 convertible preferred shares with a par value of EUR 0.10 at EUR 5.00 per share. The preferred shares pay the same dividend, if any, as ordinary shares but are senior in liquidation preference. There is no mandatory redemption requirement. In addition, the Company issued warrants on 7,055,265 convertible preferred shares. These warrants have a five year term and an exercise price of EUR 5.00.

During the first nine months of 2004, the Company did not repurchase any shares under the share repurchase program. A total of 90,749 stock options were exercised by employees which were all delivered from treasury stock. As per 30 September 2004, the Company held 257,289 shares for a total value of EUR 433 thousand.

At the beginning of 2004, the Company formalized a stock option plan for employees. The plan provides for employees to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period which started at the date of the grant and ends September 30, 2005. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee over a period of 5 years from the date of the grant or, upon the optionee's death and with approval of the Management Board, by his successors within three months from the date of his death.

During the Company's Annual General Meeting held on May 27, 2004, the Company's shareholders, approved, contingent on the closing of the financing transaction, an increase in the ordinary shares available for employee stock plans to an amount equal to ten percent of the Company's fully diluted shares(assuming exercise of the all outstanding warrants and options). This increase became effective upon the closing of the financing on July 6, 2004. This new plan provides for the granting to employees and consultants of the Company of the right to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period as determined in the option agreement with the optionee. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by or on behalf of the optionee over a period not to exceed 10 years from the date of the grant. On July 8, 2004 a total of 4,034,566 options were granted which become exercisable over a period which ends 1 July 2008.

As per 30 September 2004, 5,540,400 options had been granted to management and employees of the Company under the new plans and earlier plans, of which 1,146,117 were vested.

Personnel

On September 30, 2004 Tele Atlas employed 2,104 people, of which 680 were at Tele Atlas North America (December 31, 2002: 452). Employees with the Company's European and Indian operations numbered 1,424 people (December 31, 2002: 1,398).

Consolidated statement of operations

	9 months ended September 30,		3 months ended September 30,	
	2004	2003	2004	2003
	(in thousands of euros, except for per share information)			
Revenues	84,984	62,127	32,334	21,544
Cost of purchased materials and services	10,478	7,869	4,522	2,739
Personnel expenses	63,540	59,239	26,331	19,180
Depreciation and amortization	29,767	28,003	11,478	9,307
Amortization of goodwill	224	2,510	75	827
Other operating expenses	30,753	30,741	10,592	10,183
Total operating expenses	134,762	128,362	52,998	42,236
Capitalized databases and tools	(41,503)	(47,226)	(16,218)	(15,233)
Net operating expenses	93,259	81,136	36,780	27,003
Operating result (loss)	(8,275)	(19,009)	(4,446)	(5,459)
Interest income and expense	(1,683)	105	(50)	(25)
Foreign currency exchange gains/losses	(860)	(404)	(885)	(209)
Other income/expenses	(2,543)	(299)	(935)	(234)
Result (loss) before income taxes	(10,818)	(19,308)	(5,381)	(5,693)
Income tax	(718)	(728)	(230)	(82)
Net result (loss)	(11,536)	(20,036)	(5,611)	(5,775)
Net result (loss) per share (basic)	(0.31)	(0.53)	(0.15)	(0.15)
Net result (loss) per share (diluted)	(0.31)	(0.53)	(0.15)	(0.15)
Weighted average shares outstanding (basic)	37,684,552	37,699,908	37,720,009	37,673,067
Weighted average shares outstanding (diluted)	51,963,076	38,602,952	78,378,861	38,570,859

Consolidated balance sheet

	September 30,2004	December 31, 2003
	(in thousands of euros)	
ASSETS		
Current Assets		
Cash and cash equivalents	49,075	9,458
Trade accounts receivable	26,601	13,051
Inventories	510	344
Prepaid expenses and other current assets	6,400	3,022
TOTAL CURRENT ASSETS	82,586	25,875
Non current Assets		
Property, plant and equipment	8,537	7,048
Intangible assets		
- databases	233,105	175,560
- tools	8,816	7,872
- other intangible assets	19,182	
Goodwill	16,326	647
TOTAL NON- CURRENT ASSETS	285,966	191,127
TOTAL ASSETS	368,552	217,002

	September 30, 2004	December 31, 2003
	(in thousands of euros)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short term debt and current portion of long term debt	124	4,244
Trade accounts payable	8,556	5,351
Accrued expenses and other liabilities	27,734	21,704
Deferred revenues	1,850	1,810
Income tax payable	1,679	1,337
Financial instruments	-	655
TOTAL CURRENT LIABILITIES	39,943	35,101
Non current liabilities		
Shareholders Loans	-	10,000
Long term debt (shareholder entitlement to potential tax benefits)	20,286	20,286
Deferred taxes	21,522	21,447
Pension liabilities	2,612	2,606
Other non-current liabilities	257	48
TOTAL NON- CURRENT LIABILITIES	44,677	54,387
Shareholders' equity		
Share capital	7,329	3,801
Additional paid in capital	452,022	287,251
Treasury stock	(433)	(670)
Retained earnings / Accumulated deficit	(144,056)	(132,564)
Accumulated other comprehensive income/loss	(30,930)	(30,304)
TOTAL SHAREHOLDERS' EQUITY	283,932	127,514
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	368,552	217,002

Consolidated statement of cash flows

	9 months ended September 30,		3 months ended September 30,	
	2004	2003	2004	2003
	(in thousands of euros)			
Cash flow from operating activities				
Net result (loss)	(11,536)	(20,036)	(5,611)	(5,775)
Adjustments for:				
Depreciation and amortization	29,991	30,513	11,553	10,134
Change in provisions and accruals	290	114	323	(151)
Foreign exchange gains/losses	(308)	(181)	(565)	289
Change in net working capital	(4,933)	4,101	2,676	2,145
Net cash from operating activities	13,504	14,511	8,376	6,642
Production of own fixed assets capitalized	(41,503)	(47,226)	(16,218)	(15,233)
Net cash used in operating activities after production of own fixed assets capitalized	(27,999)	(32,715)	(7,842)	(8,591)
Cash flow from investing activities				
Acquisition of subsidiaries, net of cash acquired	(83,704)	-	(79,589)	-
Purchase of property, plant and equipment	(3,260)	(2,474)	(1,333)	(602)
Net cash used in investing activities	(86,964)	(2,474)	(80,922)	(602)
Proceeds from and repayment of long-term borrowing	(14,000)	4,000	(31,000)	4.000
Issue of preferred convertible stock	168,299	-	168,299	
Exercise of stock options	281	-	281	
Treasury shares acquired	-	(174)	-	(36)
Net cash provided by financing activities	154,580	3,826	137,580	3,964
Net decrease in cash and cash equivalents	39,617	(31,363)	48,816	(5,229)
Cash and cash equivalents at the beginning of the period	9,458	40,120	259	13,986
Cash and cash equivalents at the end of the period	49,075	8,757	49,075	8,757

Consolidated statement of changes in Shareholders' equity

	Share capital	Additional paid - in capital	Accumulated result (deficit)	Treasury stock	Foreign currency adjustments	Total
			(in thousands of euros)			
Balance as of December 31, 2002	3,801	287,251	(45,213)	(487)	(15,017)	230,335
Net result for the period	-	-	(20,036)	-	-	(20,036)
Treasury shares acquired	-	-	-	(174)	-	(174)
Foreign currency adjustments and changes in valuation of financial instruments	-	-	-	-	(8,448)	(8,448)
Balance as of September 30, 2003	3,801	287,251	(65,249)	(661)	(23,465)	201,677
Balance as of December 31, 2003	3,801	287,251	(132,564)	(670)	(30,304)	127,514
Issue of preference shares	3,528	164,771				168,299
Net result for the period			(11,536)			(11,536)
Options exercised			44			44
Treasury shares acquired/ sold				237		237
Foreign currency adjustments and changes in valuation of financial instruments					(626)	(626)
Balance as of September 30, 2004	7,329	452,022	(144,056)	(433)	(30,930)	283,932

Shareholders' positions of Corporate Bodies

The Supervisory Board members and the Statutory Directors of Tele Atlas N.V. held the following number of shares and vested share options in Tele Atlas N.V. as of September 30, 2004

Statutory Directors Tele Atlas NV	Shares	Vested Options
Alain De Taeye	28,369	200,000
George Fink	7,700	200,000

Supervisory Board	Shares	Vested Options
Wim Dik	300	0
Joost Tjaden	8,563	0
Bandel Carano	0	0
Peter Morris	0	0
George Schmitt	0	0
Holger von Hebel	0	0
Charles Cotton	0	0

Tele Atlas

Press Release

's-Hertogenbosch, August 5, 2004

Strong second quarter for Tele Atlas

- ***Year on year revenue growth first 6 months 30%***
- ***GDT acquisition and USD 210 million financing closed***
- ***New Management Team and Supervisory Board appointed***
- ***Net loss significantly reduced***

Tele Atlas, one of the leading companies in the development, production and sale of geographic databases, generated revenues of EUR 52.6 million in the first six months of 2004, compared to EUR 40.6 million in the first six months of the previous year, an increase of 30%. European revenues increased by 28% to EUR 46.8 million from EUR 36.4 million. North American revenues grew by 41% to EUR 5.8 mio from EUR 4.1 mio in the previous year. Revenue growth came from an increase in sales in the navigation segment, due to the introduction of new systems by Blaupunkt (Europe) and Pioneer (Europe and North America), as well as continued growth in the European personal navigation segment.

The EBITDA loss before capitalization for the first six months of 2004 improved to EUR -10.7 million compared with EUR -25.2 million in the same period in 2003.

The operating loss (EBIT) for the first six months was reduced to EUR 3.8 million, compared to a EUR 13.6 million loss in the same period of the previous year. The net loss of Tele Atlas during the first six months of 2004 improved to EUR 5.9 million, compared with a net loss for the same period in 2003 of EUR 14.3 million.

Outlook

Tele Atlas views these results as very promising. With the car navigation market projected to develop in line with the increasing penetration of navigation systems in cars, Tele Atlas expects continued growth in this segment. In addition the personal navigation segment continues to exhibit strong growth.


Tele Atlas

Quarterly Report

Q2-2004

Introduction by management board

Main Results

Total company revenue for the first six months of 2004 increased by 30% to EUR 52.6 million as compared to EUR 40.6 million for the first six months of the previous year. Revenues in Europe increased by 28% to EUR 46.8 million from EUR 36.4 during 2003. This increase was primarily the result of higher sales in the in-car navigation and personal navigation segments. Revenues in North America during the first six months of 2004 increased by 41% to EUR 5.8 million from EUR 4.1 million for the prior year. The increase in North America was primarily the result of initial sales of Tele Atlas' North American data into the in-car navigation market and increased sales in the personal navigation and geographic information system (GIS) segments.

Overall operating expenses before capitalization of database costs decreased by 5% in the first six months of 2004 to EUR 81.8 million from EUR 86.1 million in the six months of 2003. These cost decreases were, for the most part, realized in North America.

The Company's operating result before capitalization and depreciation and amortization (EBITDA) for the first six months of 2004 improved to a loss of EUR 10.7 million as compared to a loss of EUR 25.2 million for the same period in 2003. EBITDA from European operations increased to EUR 8.7 million in the first half of 2004 from EUR 0.9 million in the same period in 2003 as a result of increased sales revenues. The EBITDA-loss in North America improved from EUR 26.1 million in 2003 to EUR 19.4 million in 2004.

The net loss of Tele Atlas N.V. during the first six months of 2004 was EUR 5.9 million, compared with a net loss for the same period in 2003 of EUR 14.3 million.

The overall net cash outflow from operating activities for the first six months of the year improved from an outflow of EUR 24.1 million to an outflow of EUR 20.2 million. This improvement was the result of the increase in revenues and reduction in operating expenses, which were partially offset by increased working capital requirements.



On April 27, the Company announced that its wholly-owned subsidiary, Tele Atlas North America entered into a definitive agreement to acquire Geographic Data Technology Inc. (GDT) in a cash transaction for USD100 million.

GDT, a private company based in Lebanon, New Hampshire, USA, is a digital map company that is focused on the North American market. Over the last 20 years, GDT has developed a strong position in the North American digital mapping industry. The combination of two full coverage databases of North America will result in an even more accurate and feature rich digital map for the North American navigation, location based and geographic information services markets. Tele Atlas expects to realize significant cost savings with the combination of its operations in North America with GDT.

By rationalizing the database organization and marketing and general administrative expenses, annual savings of around USD 24 million (EUR 20 million) are expected to be realized by the beginning of 2006. Based on their unaudited financial statements GDT generated for the fiscal year ended March 31, 2004, revenues of USD43.5 million and reported an EBITDA of USD 6.5 million. This compares with USD 38.5 million in revenues and a USD 2.7 million EBITDA-loss for the prior year ended March 31, 2003. On June 28 Tele Atlas received clearance from the US Department of Justice to consummate the acquisition of GDT and on July 6, 2004 it completed the proposed transaction.

On April 28, the Supervisory Board of Tele Atlas accepted a USD 210 million financing proposal from a consortium led by Oak Investment Partners (Oak) and New Enterprise Associates (NEA) to finance the purchase of GDT, fund expenditures made to realize cost savings, future investment and working capital needs as well as to retire loans from shareholders. The consortium also includes TeleSoft Partners, Meritech Capital and current shareholder, IAM.

The financing proposal contemplated the issuance of convertible preferred stock at EUR 5.00 per share. The preferred shares will pay the same dividend, if any, as ordinary shares but will be senior in liquidation preference. There is no mandatory redemption requirement. In addition, the Company will issue warrants on 7.1 million convertible preferred shares. These warrants will have a five year term and an exercise price of EUR 5.00. The proposal also called for the set aside of an amount equal to ten percent of the fully diluted shares of the Company for use for management options. The financing proposal was approved by the Tele Atlas Annual General Shareholders Meeting on May 27, 2004 in Amsterdam. On July 6, 2004 the Company completed the financing transaction contemplated by the Oak/NEA proposal.

Since both the acquisition and financing transactions were consummated after the close of the second quarter, both transactions will not be reflected until the subsequent period. Tele Atlas will account for the acquisition of GDT in accordance with IFRS 3.

The following charts reflect the prior and new ownership structure on a fully diluted basis (assuming the exercise of both the warrants and the management options in full for the new structure).


Old Ownership Structure
Public 30%
IAM 33%
Management 4%
Robert Bosch 33%


New Ownership Structure
TeleSoft 5%
IAM 19%
NEA 16%
Meritech 5%
Robert Bosch 14%
OAK 17%
Management 10%
Public 14%

In connection with the financing and acquisition, the Company expanded its management team. Alain De Taeye remains as Chief Executive Officer. George Fink, who has been with Tele Atlas for the prior two years, has been promoted to President and Chief Operating Officer of the Tele Atlas group. As such he will assume responsibility for all worldwide operations. Mike Gerling, the President and CEO of GDT prior to the acquisition will become COO for North America. Mr. Gerling joined GDT in 1992 as the company's CFO and was named President in February 2000. Before joining GDT, Mike served as Vice President and CFO of Brean Murray, Foster Securities, Inc., a private financial services firm and a member of the NYSE. Prior to that he was an analyst and manager for Andersen Consulting.

Jack Reinelt has joined the Company in the role of Chief Operating Officer for Europe. Mr. Reinelt has 27 years of operating experience in building companies engaged in software development, database applications, and technology products and services. He has a background of more than 15 years in the automotive marketplace, building in-car applications and tools as well as commercial software and services. Previous to joining Tele Atlas, he was CEO of Adept International. Mr. Reinelt has also held management functions at IBM Corporation, SunGard, Software Services Corporation and AppNet.

Hardie Morgan has been appointed Chief Financial Officer of the Tele Atlas group. Prior to joining Tele Atlas, Mr Morgan had a consulting practice specializing in the integration of acquisitions. He was also previously Chief Financial Officer of Landmark Graphics Corporation, which was at that time a publicly traded technology company on NASDAQ.

In addition to the management changes, the Company's Supervisory Board has changed to reflect addition of the new shareholders. Jos de Pont, Chairman of the Board, stepped down after 15 years service on the Supervisory Board. Siegfried Dais, Kurt Lauk and Gerhard Steiger have also stepped down from the Supervisory Board. The new members of the Supervisory Board are:

- Bandel Carano: Mr. Carano is a general partner of Oak Investment Partners, a multi-stage venture capital firm with a total of USD 5.8 billion in committed capital. Oak's investments are primarily focused on growth opportunities in enterprise application and infrastructure software, communication equipment and services, data storage, financial services technology, outsourced services, healthcare services and retail. Mr. Carano joined Oak in 1985 after two years with Morgan Stanley's Venture Capital Group where he was responsible for advising Morgan Stanley on high-tech new business development, as well as sponsoring venture investments. Mr. Carano also currently serves on the Investment Advisory Board of the Stanford Engineering Venture Fund.
- Charles Cotton: Currently Mr. Cotton is Director of Library House, Chairman of Level 5 Networks and a business angel. Previously he was Executive Chairman of GlobespanVirata Inc (NASDAQ: GSPN), the world's largest DSL chipset and software company. Prior to the merger with Globespan, he was Chief Executive Officer of Virata Corp. Previously he was CEO of Shandwick Europe; President of Thermal Scientific Inc. and Director of Thermal Scientific Ltd. Prior to that he was Sales and Marketing Director at Sinclair Research Ltd and held senior Operations, Finance, Marketing and Product Planning positions at Britisch Leyland and Ford. He has a BA Hons in Physics from Oxford University.
- Peter Morris: Mr. Morris is a general partner of New Enterprise Associates, a venture capital fund with more than USD 6 billion under management. At NEA, Mr. Morris specializes in information technologies with a focus on communications, electronics and software infrastructure. In addition to Tele Atlas, he serves on the Board of: Actelis Networks, Agitar Software, Caspian Networks, Force10 Networks, StorCard Inc. and Tasman Networks. Additionally, he serves on the board of the Stanford Engineering Venture Fund. Prior to joining NEA in 1992, he was a General Manager at Telebit, and prior to that he was with Montgomery Securities and Bain and Co.
- Holger von Hebel: Mr. von Hebel is Director in Corporate Planning and Controlling at the headquarter of Robert Bosch GmbH, Stuttgart (Germany) and is responsible for advising the Board of Directors regarding the business divisions Gasoline Systems, Car Multimedia, Broadband Networks and Bosch Engineering Group. Additionally, he serves on various merger & acquisition projects. Previously, Mr. von Hebel was Managing Director of Logistics in a plant of Robert Bosch GmbH in Blaichach (Germany).

- George Schmitt: Mr. Schmitt is a Senior Advisor of TeleSoft Partners. Mr. Schmitt has over 35 years of broad telecom experience in wireline and wireless companies, most recently as Chairman and Chief Executive Officer of e.spire Communications. Previously, Mr. Schmitt was President and a Director of Omnipoint Communication Services until its acquisition by VoiceStream, which was subsequently acquired by Deutsche Telekom to form T-Mobile. Prior to joining Omnipoint, Mr. Schmitt was President and Chief Executive Officer of PCS PrimeCo, Executive Vice President of International Operations at AirTouch, and a member of the board of management of Mannesmann Mobilfunk and head of its technical department.

Remaining on the Company's Supervisory Board are Wim Dik who will serve as chairman and Joost Tjaden. The changes were approved by the Annual General Meeting of Shareholders subject to closing of the financing transaction.

Other Significant Events

Developments in Personal Navigation

TomTom, one of Tele Atlas's fastest growing customers, announced that it will be offering its navigation solutions on Smartphones later this year. TomTom Mobile will be available for Symbian Series 60 and Microsoft Smartphones in late summer of 2004. The software will be available on MMC cards, allowing for insert-and-run functionality. TomTom will also be offering a Bluetooth-connected GPS receiver that integrates with the software. The product will feature voice commands and voice feedback for hands-free operation, as well as dynamically recalculating turn-by-turn instructions. Real-time traffic information will also be available via GPRS (General Packet Radio Service). Tele Atlas maps for the UK, France, Germany, Italy, Spain, The Netherlands, Belgium, Switzerland and Nordic countries will be available to TomTom customers.

TomTom's latest product, TomTom Go, a stand-alone, portable and easy-to-use car navigation appliance that incorporates navigation software, maps and a GPS receiver in one device has been shipped in the second quarter and is now for sale in most Western European countries and North America. The market introduction has been supported by an extensive media campaign featuring Tele Atlas as map supplier. The product has been well received by the market and sales have been above expectations. TomTom Go targets the mass market, is easy to install and is sold at sharp prices. In North America the products are even distributed via Wal-Mart online.

Navman has launched a new PDA application called Navman PiN. This application combines the latest PDA integrated GPS technology with attractive design to deliver a cable-free navigation solution. The application enables navigation from door-to-door using the latest Tele Atlas Map data with turn-by-turn voice guidance. Navman's latest mapping software allows the end-user to enter a destination and set a route easily and begin a journey in a car or even walking city streets.

Mapsolute, Inc., Tele Atlas partner and a leading Internet mapping provider, announced that the company's website www.map24.com was awarded both a Webby Award and a People's Voice Award by the International Academy of Digital Arts and Sciences at the 8th annual Webby Awards presented in San Francisco in May.



Mapsolute also announced it is entering the North American market with the launch of its new website. This free online mapmaking tool relies on turn-by-turn digital map data from Tele Atlas to provide individuals and businesses with on-line maps and door-to-door directions. The launch of this new Internet site brings the popular European based Map24 brand to North America. The maps are easy- to-use and provide detailed driving directions. Map24's Internet speeds are many times faster than other

North American map sites.

Enhanced European database

Tele Atlas is extending its leading position to Eastern European countries. The aim is to enable Tele Atlas' customers and partners to offer their applications and solutions for the new member states of the enlarged European Union. In 2000, the extension of Tele Atlas map coverage to Eastern Europe began with the Czech Republic and this was followed by Poland in 2001. Tele Atlas is currently the leading navigable map supplier for both countries. The partnership deals with existing partner Central European Data Agency (CEDA) in the Slovak Republic and a new partner, Top-Map in Hungary who are now both part of a consistent plan to offer top quality digital maps of the entire region of Central and Eastern Europe in the coming years.

Enhanced database for North America

In the second quarter, Tele Atlas introduced its map voice data for the entire United States with immediate availability. PhonoMultiNet brings a solution to the U.S. market that combines Tele Atlas map data with its phoneme data to drive speech-enabled map data products. Phonemes are a symbolic representation of pronunciation that significantly improve the accuracy and robustness of voice input and output in combination with speech technology used in telematics, navigation and location-based services (LBS) applications.

Outlook

Although a large part of the revenue from sales of Tele Atlas data with the new Pioneer aftermarket system and the Travel Pilot E1 system represents the initial filling of the distribution channel for these new systems, we view these results as very promising. With the car navigation market projected to develop in line with the increasing penetration of navigation systems in cars, we expect continued positive developments in this segment. The continuing growth in the personal navigation segment in the second quarter gives us confidence with respect to this segment.

In North America, the positive results from the launch of our data with the Pioneer system are also promising. The closing of the GDT transaction greatly strengthens our position in North America and will result in a major improvement in an already industry leading database.

In addition, the infusion of equity financing greatly strengthens the financial position of the Company and positions us with the working capital needed to take advantage of expected market growth.

Key Figures

(In millions of Euro except for per share information and average number of employees)

	2004- 1st six months			2003 – 1st six months		
	Total	Europe	USA	Total	Europe	USA
Revenues	52.6	46.8	5.8	40.6	36.4	4.1
Operating result before capitalization, deprecation and amortization (EBITDA)	(10.7)	8.7	(19.4)	(25.2)	0.9	(26.1)
Operating Result (EBIT)	(3.8)	7.6	(11.5)	(13.6)	1.0	(14.6)
Net result	(5.9)			(14.3)		
Average number of employees	1,772	1,405*	367	1,878	1,442*	436
Earnings per share	(0.16)			(0.38)		

* Includes operations in India.

Tele Atlas is a leading company in the development, production and sale of geographic databases. Tele Atlas has comprehensive, uniform digital geographic databases covering Europe (437 million inhabitants in 18 countries) and North America (313 million inhabitants). In countries outside Europe and North America, Tele Atlas cooperates with local partners to develop digital map databases that satisfy all of its customers' demanding standards.

Tele Atlas's databases are used for In-Car Navigation Systems, Personal Navigation Systems, GEO-Marketing and Geographic Information Systems (utility and facility management, land-use planning and environmental management analysis). The databases also form the core of Intelligent Transport and Safety systems (ITS), PC applications and a series of Internet applications. New wireless services known as Location Based Services (LBS) including telematics are being developed and gradually introduced. These services will open navigation applications to a wider field of users for access any time and anywhere.

In 2003 Tele Atlas realized revenues of EUR 86.5 million. As of June 30, 2004 the Company has 1,667 employees. Tele Atlas's reputation is based on more than 17 years' intensive work converting an immense volume of geographic source material and its own survey results and measurements into relevant data for an infinite number of applications. Tele Atlas has developed its own software and procedures to continuously update and enrich the data. It has also established an extensive network of partners and other information sources to supply it with new geographic material and verify its data.

Tele Atlas enables hundreds of business partners to develop high quality applications for their own or commercial use. The quality and functionality of these applications are determined largely by the content, coverage and detail of Tele Atlas's databases. Tele Atlas's growth and continuity are driven by the growing demand for its products, the expanding penetration of In-Car Navigation Systems in the automotive industry, new applications in personal navigation devices and mobile telephones and the continuous increase in the range of applications.

Tele Atlas has its own offices in 21 countries and database partners in Singapore, Australia and Hong Kong.

Tele Atlas is listed on the Prime Standard Index of the Frankfurt Stock Exchange.


Tele Atlas

Commentary on the performance of the Company

Basis of preparation

These interim financial statements have been drawn up in compliance with International Accounting Standard 34. The accounting policies and methods of computation are consistent with those used for drawing up the financial statements as at December 31, 2003.

Revenues

Tele Atlas's revenues for the first six months of 2004 increased by 30% to EUR 52.6 million as compared to EUR 40.6 million for the first six months of the previous year. European revenues rose 28% to EUR 46.8 million from EUR 36.4 million during 2003. North American revenues for the first six months amounted to EUR 5.8 million compared to EUR 4.1 million for the same period in 2003, an increase of 41%.



Total Sales in millions of euros
40
35
30
25
20
15
10
5
Q1
Q2
Q3
Q4
North America 2004
Europe 2004
North America 2003
Europe 2003

During the first half of 2004, worldwide revenues in the largest segment, navigation, increased by 13% to EUR 32.4 million from EUR 28.7 million in the previous year. Growth was realized as a result of the launch of the new Pioneer AVIC system, which uses Tele Atlas data, in both North America and Europe. The launch of the new Travel Pilot E1 system by Blaupunkt in Europe generated further growth. Sales growth on both new platforms included some pipeline building. A decrease in Tele Atlas revenue was seen in the navigation after-market for data in Europe.

Revenue in other segments increased by 71% to EUR 20.2 million from EUR 11.8 million in 2003. Growth was significant in Europe as well as North America, mainly as a result of growth the personal navigation segment. The GIS segment was stable compared to the previous year.

Revenues in the second quarter of 2004 increased by 47% to 32.4 million from EUR 22.1 million in the same period in 2003. Revenues in the navigation segment grew by 22% to EUR 18.8 million from EUR 15.4 million in 2003. Revenue in other segments grew to EUR 13.5 million from EUR 6.7 million in 2003.

Work performed by the Company and capitalized

In accordance with International Financial Reporting Standards the Company capitalizes and amortizes internally generated databases and tools. Correspondingly, the Company recognizes additions during the period to its databases and tools as a reduction to operating expenses in the consolidated statement of operations. During the first six months of 2004, additions amounted to EUR 25.3 million as compared to EUR 32.0 million during the same period in 2003.

Databases are amortized over a period of ten years, while tools are amortized over five years. The resultant amortization charge for databases and tools recognized in the consolidated statement of operations for the first six months of 2004 was EUR 15.8 million as compared to EUR 15.4 million in 2003.

Operating expenses

Operating expenses for the first six months of 2004 decreased by 5% to EUR 81.8 million from EUR 86.1 million in 2003. Excluding the effect of movements in the EUR/USD exchange rate, operating expenses remained stable.

Personnel expenses in the first six months of 2004 decreased by 7% to EUR 37.2 million from EUR 40.1 million in 2003. Excluding the effect of movements in the EUR/USD exchange rate, personnel expenses decreased by 1%. Included in personnel costs are severance costs in the amount of EUR 1.4 million in relation to work force reductions in North America and certain employees in Europe.

Depreciation and amortization charges decreased to EUR 18.4 million from EUR 20.4 million. An increase in amortization charges in Europe was offset by lower amortization charges in North America as a result of the impairment charge that was taken in North America end of 2003.

Costs of purchased materials and services consist mainly of production costs of navigation CD's and royalties paid for the use of source data. These costs increased 16% to EUR 6.0 million from EUR 5.1 million in 2003.

Other operating expenses decreased slightly to EUR 20.4 million from EUR 20.6 million in 2003. Excluding the effect of movements in the EUR/USD exchange rate, other operating expenses increased by 4%. This increase was caused by exceptional charges taken in the first quarter of 2004.

Net result

The operating result before capitalization, depreciation and amortization (EBITDA) for the first six months of 2004 improved to a loss of EUR 10.7 million compared with a loss of EUR 25.2 million during the same period in 2003. EBITDA from European operations for the first six months of the year increased to EUR 8.7 million in 2004 from EUR 0.9 million in 2003 as a result of increased sales revenues. The EBITDA loss in North America decreased to EUR 19.4 million in 2004 from a loss of EUR 26.1 million in 2003.

The operating result (EBIT) for the first six months was a loss of EUR 3.8 million, compared to a loss of EUR 13.6 million in the same period of the previous year.

Financial expenses relating mainly to interest paid on shareholder loans and bank loans during the first six months of 2004 amounted to EUR 1.6 million, compared to a small interest gain in the same period of the previous year.

Tele Atlas N.V.'s net loss during the first six months of 2004 was EUR 5.9 million, compared with a net loss for the same period in 2003 of EUR 14.3 million.

Cash flow

The overall net cash outflow before proceeds from borrowings for the first six months of 2004 was EUR 26.2 million, compared to EUR 26.1 million in the previous year. Items affecting cash flow were a deposit of USD 5.0 million paid in connection with the acquisition of GDT, included under investment activities, and a EUR 7.6 million increase in working capital requirements for the first six months of 2004. Included in these working capital requirements were EUR 0.9 million capitalized costs related to the GDT and financing transactions.

Equity

During the first six months of 2004, the Company did not repurchase any shares under the share repurchase program. As per 30 June 2004, the Company had repurchased 343,038 shares for a total value of EUR 655 thousand.

At the beginning of 2004, the Company formalized a stock option plan for employees. The plan provides for employees to purchase ordinary shares of the Company's stock. The options granted under this plan vest over a period which started at the date of the grant and ends September 30, 2005. Options under the plan cannot be transferred, pledged or charged, and may be exercised only by the optionee over a period of 5 years from the date of the grant or, upon the optionee's death and with approval of the Management Board, by his successors within three months from the date of his death.

As per 30 June 2004, 1,626,999 options had been granted to management and employees of the Company under the new plan and earlier plans, of which 1,127,769 were vested.

During the Company's Annual General Meeting held on May 27, 2004, the Company's shareholders, approved, contingent on the closing of the financing transaction, an increase in the ordinary shares available for employee stock plans to an amount equal to ten percent of the Company's fully diluted shares(assuming exercise of the all outstanding warrants and options). This increase became effective on July 6, 2004.

Personnel

On June 30, 2004 Tele Atlas employed 1,667 people, of which 270 were at Tele Atlas North America (December 31, 2002: 452). Employees with the Company's European and Indian operations numbered 1,397 people (December 31, 2002: 1,398).

Consolidated statement of operations

	6 months ended June 30,		3 months ended June 30,	
	2004	2003	2004	2003
	(in thousands of euros, except for per share information)			
Revenues	52,650	40,583	32,352	22,072
Cost of purchased materials and services	5,956	5,130	3,775	3,113
Personnel expenses	37,209	40,059	20,113	19,660
Depreciation and amortization	18,289	18,696	9,142	9,277
Amortization of goodwill	149	1,683	75	823
Other operating expenses	20,161	20,558	9,751	10,795
Total operating expenses	81,764	86,126	42,856	43,668
Capitalized databases and tools	(25,285)	(31,993)	(12,009)	(15,837)
Net operating expenses	56,479	54,133	30,847	27,831
Operating result (loss)	**(3,829)**	**(13,550)**	**1,505**	**(5,759)**
Interest income and expense	(1,633)	130	(995)	83
Foreign currency exchange gains/losses	25	(195)	54	(182)
Other income/expenses	(1,608)	(65)	(941)	(99)
Result (loss) before income taxes	**(5,437)**	**(13,615)**	**564**	**(5,858)**
Income tax	(488)	(646)	(274)	(520)
Net result (loss)	**(5,925)**	**(14,261)**	**290**	**(6,378)**
Net result (loss) per share (basic)	(0.16)	(0.38)	0.01	(0.17)
Net result (loss) per share (diluted)	(0.15)	(0.37)	0.01	(0.17)
Weighted average shares outstanding (basic)	37,665,859	37,715,180	37,665,859	37,687,306
Weighted average shares outstanding (diluted)	38,609,272	38,625,342	38,503,416	38,629,877

Consolidated balance sheet

	June 30,2004	December 31, 2003
	(in thousands of euros)	
ASSETS		
Current Assets		
Cash and cash equivalents	259	9,458
Trade accounts receivable	12,575	13,051
Inventories	392	344
Prepaid expenses and other current assets	16,139	3,022
TOTAL CURRENT ASSETS	29,365	25,875
Non current Assets		
Property, plant and equipment	6,631	7,048
Intangible assets		
- databases	185,041	175,560
- tools	8,601	7,872
Goodwill	498	647
TOTAL NON- CURRENT ASSETS	200,771	191,127
TOTAL ASSETS	**230,136**	**217,002**

	June 30, 2004	December 31, 2003
	(in thousands of euros)	
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short term debt and current portion of long term debt	4,125	4,244
Trade accounts payable	7,280	5,351
Accrued expenses and other liabilities	20,766	21,704
Deferred revenues	1,569	1,810
Income tax payable	1,713	1,337
Financial instruments	-	655
TOTAL CURRENT LIABILITIES	35,453	35,101
Non current liabilities		
Shareholders Loans	27,000	10,000
Long term debt (shareholder entitlement to potential tax benefits)	20,286	20,286
Deferred taxes	21,447	21,447
Pension liabilities	2,587	2,606
Other non-current liabilities	208	48
TOTAL NON- CURRENT LIABILITIES	71,528	54,387
Shareholders' equity		
Share capital	3,801	3,801
Additional paid in capital	287,251	287,251
Treasury stock	(655)	(670)
Retained earnings / Accumulated deficit	(138,484)	(132,564)
Accumulated other comprehensive income/loss	(28,758)	(30,304)
TOTAL SHAREHOLDERS' EQUITY	123,155	127,514
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**230,136**	**217,002**

Consolidated statement of cash flows

	6 months ended June 30,		3 months ended June 30,	
	2004	2003	2004	2003
	(in thousands of euros)			
Cash flow from operating activities				
Net result (loss)	(5,925)	(14,261)	290	(6,380)
Adjustments for:				
Depreciation and amortization	18,438	20,379	9,217	10,100
Change in provisions and accruals	(33)	265	(8)	309
Foreign exchange gains/losses	257	(470)	213	(332)
Change in net working capital	(7,609)	1,956	(10,923)	1,340
Net cash from operating activities	5,128	7,869	(1,211)	5,037
Production of own fixed assets capitalized	(25,285)	(31,993)	(12,009)	(15,836)
Net cash used in operating activities after production of own fixed assets capitalized	(20,157)	(24,124)	(13,220)	(10,799)
Cash flow from investing activities				
Acquisition of subsidiaries, net of cash acquired	(4,115)	-	(4,115)	-
Purchase of property, plant and equipment	(1,927)	(1,872)	(1,261)	(985)
Net cash used in investing activities	(6,042)	(1,872)	(5,376)	(985)
Proceeds from long-term borrowing	17,000	-	9,000	-
Treasury shares acquired	-	(138)	-	(119)
Net cash provided by financing activities	17,000	(138)	9,000	(119)
Net decrease in cash and cash equivalents	(9,199)	(26,134)	(9,596)	(11,903)
Cash and cash equivalents at the beginning of the period	9,458	40,120	9,855	25,889
Cash and cash equivalents at the end of the period	259	13,986	259	13,986

Consolidated statement of changes in Shareholders' equity

	Share capital	Additional paid - in capital	Accumulated result (deficit)	Treasury stock	Foreign currency adjustments	Total
			(in thousands of euros)			
Balance as of December 31, 2002	3,801	287,251	(45,213)	(487)	(15,017)	230,335
Net result for the period	-	-	(14,261)	-	-	(14,261)
Treasury shares acquired	-	-	-	(138)	-	(138)
Foreign currency adjustments and changes in valuation of financial instruments	-	-	-	-	(6,790)	(6,790)
Balance as of June 30, 2003	3,801	287,251	(59,474)	(625)	(21,807)	209,146
Balance as of December 31, 2003	3,801	287,251	(132,564)	(670)	(30,304)	127,514
Net result for the period	-	-	(5,925)	-	-	(5,925)
Options exercised	-	-	5	15	-	20
Treasury shares acquired	-	-	-	-	-	-
Foreign currency adjustments and changes in valuation of financial instruments	-	-	-	-	1,546	1,546
Balance as of June 30, 2004	3,801	287,251	(138,484)	(655)	(28,758)	123,155

Shareholders' positions of Corporate Bodies

The Supervisory Board members and the Statutory Directors of Tele Atlas N.V. held the following number of shares and share options in Tele Atlas N.V. as of June 30, 2004

Statutory Directors Tele Atlas NV	**Shares**	**Options**
Alain De Taeye	28,369	175,000
George Fink	7,700	175,000

Supervisory Board	**Shares**	**Options**
Jos de Pont	30,263	0
Joost Tjaden	8,563	0
Gerhard Steiger	2,315	0
Wim Dik	300	0
Kurt Lauk	0	0
Siegfried Dais	0	0

Tele Atlas

Ad Hoc release

Deleted: Press

's-Hertogenbosch, May 25, 2004

Tele Atlas continues along growth path in Europe

- ***Worldwide revenue growth in Q1 nearly 10%***
- ***North America contract with Pioneer***
- ***PDA market remains strong revenue driver***
- ***Operating expenses reduced by 8%***
- ***Net loss reduced by more than 20%***

Deleted: c

Deleted: for North America

Deleted: .

Deleted: narrowed

Tele Atlas, one of the leading companies in the development, production and sale of geographic databases, generated revenues of EUR 20.3 million in the first three months of 2004, compared to EUR 18.5 million in the first quarter of the previous year, an increase of 9.7%. European revenues increased by 15% from EUR 16.4 million to EUR 18.8 million.

EBITDA for the first three months of 2004 improved significantly compared with the same period in 2003 from EUR 2.5 million to EUR 3.9 million. EBITDA from European operations rose to EUR 6.7 million in 2003 to EUR 8.3 million in 2004 as a result of increased sales revenues. The EBITDA-loss in North America worsened slightly from EUR 4.2 million in 2003 to EUR 4.4 million in 2004.

The operating loss (EBIT) for the quarter was reduced to EUR 5.3 million, compared to a EUR 7.8 million loss in the same quarter of the previous year. The net loss of Tele Atlas during the first three months of 2004 improved by more than 20% to EUR 6.2 million, compared with a net loss for the same period in 2003 of EUR 7.9 million.

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Outlook

Although the pace of economic recovery is still uncertain, the car navigation market is projected to develop in line with the increasing penetration of navigation systems in cars. In the first quarter our confidence in an ongoing growth of the Personal Navigation market has been confirmed by positive developments in that area. A new contract with Pioneer and the acquisition of GDT strengthen our position in North America while a $210 million financing ensures a financially

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Tele Atlas




8

Quarterly report
1/2004

Introduction by management board

Main Results

Tele Atlas's sales revenues for the first three months developed positively, increasing from EUR 18.5 million in 2003 to EUR 20.3 million in 2004. European sales revenues rose 15% from EUR 16.4 million to EUR 18.8 million, driven by higher sales in the in-car navigation and PDA segments. North American sales revenues for the first three months amounted to EUR 1.5 million, down from EUR 2.1 million in the same period of 2003. The decrease in North America was not unexpected and related to the phasing out of services to convert and engineer geographic data for Japanese system manufacturers and lower revenues from navigation patents.

Operating expenses were significantly lower, down 8% from EUR 42.5 million in the first quarter of 2003 to EUR 38.9 million in the first quarter of 2004. This decrease was realized principally in North America.

The operating result before depreciation and amortization (EBITDA) for the first three months improved from EUR 2.5 million in 2003 to EUR 3.9 million in 2004. EBITDA from European operations increased from EUR 6.7 million in 2003 to EUR 8.3 million in 2004 as a result of higher sales revenues. The EBITDA-loss in North America increased from EUR 4.2 million in 2003 to EUR 4.4 million in 2004.

Tele Atlas N.V. incurred a net loss for the first three months of 2004 of EUR 6.2 million, compared to a net loss of EUR 7.9 million for the same period of 2003.

The overall net cash outflow before proceeds from borrowings for the quarter showed a significant improvement, amounting to EUR 7.6 million, compared to EUR 14.2 million in the previous year. This improvement was the result of higher sales, lower operating expenses and improved working capital management.



Most significant developments

Tele Atlas signs in-car navigation contract with Pioneer

At the beginning of 2004, Tele Atlas signed its first in-car navigation contract in North America with Pioneer. Tele Atlas's turn-by-turn map data and points of interest content will power Pioneer's newest in-car navigation system, the AVIC-N1. This high-end navigation system is the industry's first audio/video/navigation system with full map display that merges entertainment, information and vehicle dynamics technologies into one product. The contract also includes an agreement with Pioneer for distribution of this new system with Tele Atlas maps in Europe.

Tele Atlas partners with iPC

Tele Atlas signed a partnering contract with increment P Corporation (iPC), which is a 100% subsidiary of Pioneer and involved in software development, enabling the offering of City Maps in a navigable database for both Europe and the US. An extra dimension to navigation maps was added by introducing detailed City Maps, which combine the 'beauty' of a map with the functionality of routing and navigation to provide a better reflection of the real world on mobile devices and navigation systems. Through the partnership with iPC, Tele Atlas can offer City Maps for more than 40 cities in Europe and the US.

PDA market remains strong revenue driver

The PDA market continued to show significant growth in the first quarter contributing to revenue increases particularly in Europe.

One of the market leaders and Tele Atlas customer TomTom launched a new product called TomTom Go at CeBIT. The product is a compact, all-in-one, cable-free navigation device that fits in any car. The system is equipped with its own built-in GPS receiver and comes with an SD card pre-loaded with the application and Tele Atlas maps of the country or region in which it is bought. TomTom also recently launched TomTom Navigator USA for the Palm Operating System.

Navman exclusively selected Tele Atlas maps for all its North American automotive navigation products in the first quarter of 2004. Navman also had a successful CeBIT, during which it presented the Sony Clié PDA navigation product, which is being shipped in the UK now.

Dynamic traffic information Clear channel linked to Tele Atlas maps

Tele Atlas signed an agreement with Clear Channel to resell its US traffic content. Clear Channel Traffic operates in over 100 markets across the US, providing local, customized, accurate and reliable traffic reports and roadway data to radio, television and web sites. Traffic incident data can be integrated with Tele Atlas's real-time traffic and



dynamic content feed which links to digital maps. This dynamic content will be leveraged by application developers and location-based service providers for use in wireless, navigation, telematics and PDA products and services. The Clear Channel Traffic-Tele Atlas traffic incident data product will be rolled out in the top 50 markets plus 42 additional markets by July 1, 2004. Additional market coverage will be added throughout 2004 and 2005.

Blaupunkt launches new entry-level navigation system

Tele Atlas's largest customer, Blaupunkt, launched its 1-din radio navigation system Travel Pilot E1 with Tele Atlas data. With this entry-level navigation system Blaupunkt now offers a state of the art navigation unit that is easy to install and is sold at an attractive price. The system received very positive media coverage and Ford is already equipping some of its models with a system based on E1 technology.

GDT acquisition and financing proposal

Tele Atlas to acquire GDT

On April 27, the Company announced that its wholly-owned subsidiary Tele Atlas North America entered into an agreement to acquire Geographic Data Technology Inc. (GDT) in a cash transaction for USD 100 million. GDT, a private company based in Lebanon, New Hampshire, USA, is a digital map company that is focused on the North American market. Over the last 20 years, GDT has developed a strong position in the North American digital mapping industry. The combination of two full coverage databases of North America will result in an even more accurate and feature rich digital map for the North American navigation, location based and geographic information services markets. Tele Atlas expects to realize an improved customer base and significant cost savings through the combination of its operations in North America with GDT. By rationalizing the database organization and marketing and general administrative expenses, annual savings of around USD 24 million (EUR 20 million) are expected to be realized by the beginning of 2006. Based on its unaudited US GAAP financial statements GDT generated revenues of USD 43.5 million and reported an EBITDA of USD 6.5 million for the fiscal year ended March 31, 2004. This compares with USD 38.5 million in revenues and a USD 2.7 million EBITDA-loss for the prior year ended March 31, 2003. The transaction is subject to US anti-trust clearance.

Tele Atlas accepts financing proposal

On April 28, Tele Atlas's Supervisory Board accepted a USD 210 million financing proposal that the company received on April 27, 2004 from a consortium led by Oak Investment Partners (Oak) and New Enterprise Associates (NEA) to finance the purchase of GDT, fund expenditures made to realize cost savings, future investment and working capital needs as well as to refinance shareholder loans. The financing proposal is in the form of convertible preferred stock at EUR 5.00 per share without redemption date. The preferred shares will pay the same dividend as common shares, while being senior in liquidation preference. In addition, the company will issue warrants on 7.1 million convertible preferred shares with a five-year term and an exercise price of EUR 5.00. The financing proposal is subject to approval by Tele Atlas's Annual General Shareholders Meeting, which will take place on May 27, 2004 in Amsterdam.

Outlook

Although the pace of economic recovery is still uncertain, the in car navigation market is projected to develop in line with the increasing penetration of navigation systems in cars. The Company's new contract with Pioneer, one of the technology leaders among navigation system providers, is an important step for the company in the in-car navigation market in North America and Europe. In the first quarter our confidence in an ongoing growth of the Personal Navigation market was confirmed by positive developments in that area.

The acquisition of GDT strengthens our US position, especially in the GIS segment. The USD 210 million financing provided by a consortium led by OAK and NEA ensures the Company's financial health in the medium term and will enable Tele Atlas to develop its business further.



Key figures

(In millions of euros except per share information and average number of employees)

	2004 - three month period			2003 - three month period		
	Total	Europe	USA	Total	Europe	USA
Revenues						
- sales	20.3	18.8	1.5	18.5	16.4	2.1
Operating result before depreciation and amortization (EBITDA)	3.9	8.3	(4.4)	2.5	6.7	(4.2)
Operating result (EBIT)	(5.3)	0.7	(6.1)	(7.8)	(0.5)	(7.3)
Net result	(6.2)			(7.9)		
Average number of employees	1,804	1,439*	365	1,854	1,410*	444
Earnings per share	(0.17)			(0.21)		

* Includes operations in India.

Profile

Tele Atlas is a leading company in the development, production and sale of geographic databases. Tele Atlas has the most comprehensive, uniform digital geographic databases covering Europe (437 million inhabitants in 1821 countries) and North America (313 million inhabitants). In countries outside Europe and North America, Tele Atlas cooperates with local partners to develop digital map databases that satisfy all of its customers' demanding standards.

Tele Atlas's databases are used for In-Car Navigation Systems, Personal Navigation Systems, GEO-Marketing and Geographic Information Systems (utility and facility management, land-use planning and environmental management analysis). The databases also form the core of Intelligent Transport and Safety systems (ITS), PC applications and a series of Internet applications. New wireless services known as Location Based Services (LBS) including telematics are being developed and gradually introduced. These services will open navigation applications to a wider field of users for access any time and anywhere.

In 2003 Tele Atlas realized revenues of EUR 86.5 million. As per December 31, 2003 the Company had 1,807 employees. To maintain and upgrade the databases, 758 people are employed in India. Tele Atlas is still in an investment phase, in which the effort spent on building a leading edge database is very high compared to the revenues actually generated.

Through their combination of coverage, content and detail, Tele Atlas's products are the quality benchmark in a highly specialized market. Tele Atlas's reputation is based on more than 17 years' intensive work converting an immense volume of geographic source material and its own survey results and measurements into relevant data for an infinite number of applications. Tele Atlas has developed its own software and procedures to continuously update and enrich the data. The company has also established an extensive network of partners and other information sources to supply itself with new geographic material and to verify its data.

Tele Atlas enables hundreds of business partners to develop high quality applications for their own or commercial use. The quality and functionality of these applications are determined largely by the content, coverage and detail of Tele Atlas's databases. Tele Atlas's growth and continuity are driven by the growing demand for its products, the expanding penetration of In-Car Navigation Systems in the automotive industry, new applications in PDAs and mobile telephones and the continuous increase in the range of applications.

Tele Atlas has its own offices in 21 countries and data-base partners in Singapore, Australia and Hong Kong.

Tele Atlas is listed on the Prime Standard Index of the Frankfurt Stock Exchange.

Commentary on the performance of the company

Basis of preparation

These interim financial statements have been drawn up in compliance with International Accounting Standard 34. The accounting policies and methods of computation are consistent with those used for drawing up the financial statements as at December 31, 2003.

Revenues

Tele Atlas's sales revenues for the first three months increased from EUR 18.5 million in 2003 to EUR 20.3 million in 2004. European sales revenues rose 15% from EUR 16.4 million to EUR 18.8 million. North American sales revenues for the first three months amounted to EUR 1.5 million, down from EUR 2.1 million in the same period of 2003. The decline in North America was caused by the phasing out of services to convert and engineer geographic data for Japanese system manufacturers and lower revenues from navigation patents.

Worldwide sales in the largest segment, navigation, increased slightly from EUR 13.3 million to EUR 13.6 million. Growth was realized in the bundle segment with the launch of the new Travel Pilot E1 system by Blaupunkt. A decrease in sales was seen in the navigation after-market in Europe.

Sales in other segments increased by 29% from EUR 5.2 million to EUR 6.7 million. This growth was due mainly to growth in the European personal navigation segment.

Total Sales in thousands of euros



30.000
27.500
25.000
22.500
20.000
17.500
15.000
12.500
10.000
7.500
5.000
2.500
0
North America 2004
Europe 2004
North America 2003
Europe 2003
1st quarter
2nd quarter
3rd quarter
4th quarter

Work performed by the Company and capitalized

In accordance with International Financial Reporting Standards the company capitalizes and amortizes internally generated databases and tools. Correspondingly, the company recognizes additions to its databases and tools during the period as income in the consolidated statement of operations. During the first three months of 2004, additions amounted to EUR 13.3 million (2003: EUR 16.2 million).

Databases are amortized over a period of 10 years, while tools are amortized over five years. The resultant amortization charge for databases and tools recognized in the consolidated statement of operations for the first three months of 2004 was EUR 7.9 million (2003: EUR 7.7 million).

Operating expenses

Operating expenses decreased by 8% from EUR 42.5 million in the first quarter of 2003 to EUR 38.9 million in the first quarter of 2004. Excluding the effect of movements in the EUR/USD exchange rate, operating expenses decreased by 3%.

Personnel expenses decreased by 16% from EUR 20.4 million in the first three months of 2003 to EUR 17.1 million in the first three months of 2004. Excluding the effect of movements in the EUR/USD exchange rate, personnel expenses decreased by 9%. This decrease was realized mainly in North America, where the average number of employees fell by 18%.

Depreciation and amortization charges decreased from EUR 10.3 million to EUR 9.2 million. An increase in amortization charges in Europe was offset by lower amortization charges in North America as a result of the impairment charge that was taken in North America end of 2003.

Costs of purchased materials and services consist mainly of production costs for navigation CDs and royalties paid for the use of source data. These costs increased by 8% to EUR 2.2 million in line with sales growth.

Other operating expenses increased by 7% from EUR 9.8 million to EUR 10.4 million. Excluding the effect of movements in the EUR/USD exchange rate, other expenses increased by 15%. This increase was caused by exceptional charges taken in the first quarter of 2004.

Net result

The operating result before depreciation and amortization (EBITDA) for the first three months improved from EUR 2.5 million in 2003 to EUR 3.9 million in 2004. EBITDA from European operations increased from EUR 6.7 million in 2003 to EUR 8.3 million in 2004 as a result of increased sales revenues. The EBITDA-loss in North America increased from EUR 4.2 million in 2003 to EUR 4.4 million in 2004.

The operating result (EBIT) for the quarter was EUR 5.3 million negative, compared with EUR 7.8 million negative in the same quarter of the previous year.

Financial expenses related to interest paid on shareholder loans and bank loans. Interest charges during the first three months amounted to EUR 0.6 million compared to zero in the previous year.

Tele Atlas N.V.'s net loss during the first three months of 2004 was EUR 6.2 million, compared to a net loss of EUR 7.9 million for the same period of 2003.

Cash flow

The overall net cash outflow before proceeds from borrowings for the quarter came to EUR 7.6 million, compared to EUR 14.2 million in the previous year.

Net cash from operating activities (before cash outflow related to expenditure on databases and tools) improved from EUR 2.8 million in the first three months of 2003 to EUR 6.3 million in 2004. This was the result of higher sales, lower operating expenses and improved working capital management.

Equity

During the first quarter of 2004, the Company did not repurchase any shares under the share repurchase program. As of 31 March 2004, the Company had repurchased 348,038 shares for a total value of EUR 670 thousand.

At the beginning of 2004, the Company formalized an employee stock option plan. The plan allows employees to purchase ordinary bearer shares. Options granted under this plan vest over a period which started at the date of the grant and ends September 30, 2005. The options cannot be transferred, pledged or charged, and may be exercised only by the optionee during a period of five years from the date of the grant or, upon the optionee's death and with approval of the Management Board, by his successors within three months of the date of his demise.

As of 31 March 2004, 1,702,263 options had been granted to management and employees of the company under the new plan and earlier plans, of which 1,032,763 were vested.

Personnel

On March 31, 2004 Tele Atlas employed 1,777 people, of whom 362 were employed by Tele Atlas North America (December 31, 2003: 378). European and Indian operations accounted for 1,415 people (December 31, 2003: 1,429).



Consolidated statement of operations

	3 months ended March 31, 2004	3 months ended March 31, 2003
	(in thousands of euros except for per share information)	
Revenues	20,298	18,511
Production for own fixed assets capitalized	13,276	16,156
Costs of purchased materials and services	2,181	2,017
Personnel expenses	17,096	20,399
Depreciation and amortization	9,147	9,419
Amortization of goodwill	74	860
Other operating expenses	10,411	9,763
Total operating expenses	38,909	42,458
Operating result (loss)	**(5,335)**	**(7,791)**
Interest income and expense	(638)	47
Foreign currency exchange gains/losses	(29)	(13)
Other income/expenses	(667)	34
Result (loss) before income taxes	**(6,002)**	**(7,757)**
Income tax	(214)	(126)
Net result (loss)	**(6,216)**	**(7,883)**
Net result (loss) per share (basic)	(0.17)	(0.21)
Net result (loss) per share (diluted)	(0.17)	(0.21)
Weighted average shares outstanding (basic)	37,665,859	37,743,364
Weighted average shares outstanding (diluted)	38,518,645	38,648,101

Consolidated balance sheets

	March 31, 2004	December 31, 2003
	(in thousands of euros)	
ASSETS		
Current assets		
Cash and cash equivalents	9,854	9,458
Trade accounts receivable	9,540	13,051
Inventories	300	344
Prepaid expenses and other current assets	3,093	3,022
TOTAL CURRENT ASSETS	22,787	25,875
Non-current assets		
Property, plant and equipment	6,585	7,048
Intangible assets		
- databases	181,246	175,560
- tools	8,188	7,872
Goodwill	573	647
TOTAL NON-CURRENT ASSETS	196,592	191,127
TOTAL ASSETS	**219,379**	**217,002**

Consolidated balance sheets

LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2004	December 31, 2003
	(in thousands of euros)	
Current liabilities		
Short-term debt and current portion of long term debt	4,184	4,244
Trade accounts payable	7,684	5,351
Accrued expenses and other liabilities	19,425	21,704
Deferred revenues	1,537	1,810
Income tax payable	1,471	1,337
Financial instruments	278	655
TOTAL CURRENT LIABILITIES	34,579	35,101
Non-current liabilities		
Shareholder loans	18,000	10,000
Long-term debt (shareholder entitlement to potential tax benefits)	20,286	20,286
Deferred taxes	21,447	21,447
Pension liabilities	2,626	2,606
Other non-current liabilities	3	48
TOTAL NON-CURRENT LIABILITIES	62,362	54,387
Shareholders' equity		
Share capital	3,801	3,801
Additional paid in capital	287,251	287,251
Treasury stock	(670)	(670)
Retained earnings/ Accumulated deficit	(138,780)	(132,564)
Accumulated other comprehensive Income/loss	(29,164)	(30,304)
TOTAL SHAREHOLDERS' EQUITY	122,438	127,514
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**219,379**	**217,002**

Consolidated statements of cash flows

	3 months ended March 31,	
	2004	2003
	(in thousands of euros)	
Cash flow from operating activities:		
Net result (loss)	(6,216)	(7,883)
Adjustments for:		
Depreciation and amortization	9,221	10,279
Change in provisions and accruals	(25)	(44)
Foreign exchange gains (losses)	44	(138)
Change in net working capital	3,315	618
Net cash from operating activities	6,339	2,832
Production of own fixed assets capitalized	(13,276)	(16,157)
Net cash used in operating activities after production of own fixed assets capitalized	(6,937)	(13,325)
Cash flow from investing activities		
Purchase of property, plant and equipment	(666)	(887)
Net cash used in investing activities	(666)	(887)
Proceeds from long-term borrowings	8,000	-
Treasury shares acquired	-	(19)
Net cash provided by financing activities	8,000	(19)
Net decrease in cash and cash equivalents	397	(14,231)
Cash and cash equivalents at the beginning of the period	9,458	40,120
Cash and cash equivalents at the end of the period	9,855	25,889

Consolidated statement of changes in shareholders' equity

(in thousands of euros)	Issued and paid up share capital	Share premium	Accumulated result (deficit)	Treasury shares	Foreign currency adjustment	Total
Balance as of December 31, 2002	3,801	287,251	(45,213)	(487)	(15,017)	230,335
Net result for the period	-	-	(7,883)	-	-	(7,883)
Treasury shares acquired				(19)	-	(19)
Foreign currency adjustment and changes in valuation of financial instruments	-	-	-	-	(2,962)	(2,962)
Balance as of March 31, 2003	3,801	287,251	(53,096)	(506)	(17,979)	219,471
Balance as of December 31, 2003	3,801	287,251	(132,564)	(670)	(30,304)	127,514
New shares issued	-	-	-	-	-	-
Net result for the period	-	-	(6,216)			(6,216)
Treasury shares acquired	-	-				
Foreign currency adjustment and changes in valuation of financial instruments	-	-			1,140	1,140
Balance as of March 31, 2004	3,801	287,251	(138,780)	(670)	(29,164)	122,438

Shareholders positions of Corporate Bodies

The Supervisory Board members and the statutory directors of Tele Atlas NV held the following number of shares and share options in Tele Atlas NV on March 31, 2004

Statutory Directors	Shares	Options
Alain De Taeye	28,369	150,000
George Fink	7,700	150,000

Supervisory Board	Shares	Options
Jos de Pont	30,263	0
Joost Tjaden	8,563	0
Gerhard Steiger	2,315	0
Wim Dik	300	0
Kurt Lauk	0	0
Siegfried Dais	0	0

Tele Atlas

The reference in digital mapping

Tele Atlas N.V.
Investor Relations
Reitscheweg 7f
5232 BX 's-Hertogenbosch
The Netherlands

tel +31 73 640 21 21
fax +31 73 640 21 22
e-mail: investor.relations@teleatlas.com
www.teleatlas.com

Tele Atlas

Ad hoc Release

Tele Atlas purchases own shares

Tele Atlas, 's-Hertogenbosch, August 22, 2001 – Following the authorization of the Annual General Meeting of May 18, 2001, Tele Atlas, the world's largest supplier of digital maps, listed at the Neuer Markt, Frankfurt, (cusip number: 927101) has decided to re-purchase some of its own shares. The company is authorized for the duration of eighteen months, starting May 18, 2001, to purchase its own shares in total of up to 10% of the issued share capital. The price per share to be re-purchased is limited to a maximum of 120% of the weighted average of closing price of the last 10 trading days on the Neuer Markt or the nominal value of the shares.

For more information please contact:
Tele Altas N.V.
Jasper Vredegoor
Mobil: +32 (479) 659487
Telefon: +32 (9) 244 8706
Telefax: +32 (9) 222 7412
jasper.vredegoor@teleatlas.com
http://www.teleatlas.com

Tele Atlas

Directors Dealings

Director	Position	Transaction	Amount	Price (Euro)	Date	Info
George Fink	President & COO	(1)	75,000	0.99	15/8/05	(2)
George Fink	President & COO	Sale of shares	75,000	18.70	15/08/05	
Alain de Taeye	CEO	(1)	75,000	0.99	15/08/05	(2)
Alain de Taeye	CEO	Sale of shares	75,000	18.70	15/08/05	
Jack G. Reinelt	COO Europe	(1)	60,000	5.54	11/08/2005	(2)
Jack G. Reinelt	COO Europe	Sale of shares	60,000	17.75	11/08/2005	
Bruce D. Radloff	CTO	(1)	20,000	8.69	11/08/2005	(2)
Bruce D. Radloff	CTO	Sale of shares	20,000	17.75	11/08/2005	
Hardie W. Morgan	CFO	(1)	30,000	5.54	11/08/2005	(2)
Hardie W. Morgan	CFO	Sale of shares	30,000	17.75	11/08/2005	
Michael J. Gerling	COO N.America	(1)	75,000	5.54	11/08/2005	(2)
Michael J. Gerling	COO N.America	Sale of shares	75,000	17.75	11/08/2005	
Michael J. Mitsock	CMO	(1)	31,000	8.69	11/08/2005	(2)
Michael J. Mitsock	CMO	Sale of shares	31,000	17.75	11/08/2005	
Alain De Taeye	CEO	(1)	200,000	0.99	16/03/2005	(2)
Alain De Taeye	CEO	Sale of shares	200,000	13.00	16/03/2005	
George Fink	President & COO	(1)	200,000	0.99	16/03/2005	(2)
George Fink	President & COO	Sale of shares	200,000	13.00	16/03/2005	
Claus Helber	CFO	Sold	16,667	3.35	1/12/2003	Left company

(1) Share acquisition through exercise of options

(2) Options were rewarded as part of the Tele Atlas employee stock option plan

Tele Atlas

Investor Press Room

Tele Atlas Reports 56% Revenue Growth For Quarter Ended September 30, 2005

- **Continued strong growth in the personal navigation market**
- **Increased bundled sales in in-car navigation segment**
- **Strong improvement in adjusted EBITDA**
- **New product launches and contracts with partners using Tele Atlas data**

October 28, 2005, 's-Hertogenbosch - Tele Atlas NV ("Tele Atlas"), a leading provider of digital maps, announced revenues of €50.5 million in the third quarter of 2005, compared to €32.3 million in the same period of 2004, an increase of 56%.

Tele Atlas Group's overall operating result before capitalization, depreciation, amortization and employee stock option expense ("Adjusted EBITDA") for the third quarter of 2005 improved to a profit of €1.7 million, compared with a loss of €9.1 million during the same period in 2004. Adjusted EBITDA from European operations for the third quarter increased to €8.8 million in 2005 from €0.8 million during the same period in 2004 as a result of increased sales revenues. Adjusted EBITDA in North America improved to a loss of €7.1 million in the third quarter of 2005 from a loss of €9.9 million during the same period in 2004. As a result of the impact of IFRS 2, the decrease in capitalization and the increase in amortization the net result amounted to a net loss of €9.8 million compared to a net loss of €7.8 in the same period of 2004.

Net cash flow from operating activities after capitalization of databases and tools for the third quarter improved to an inflow of €2.6 million compared to an outflow of €7.8 million during the same period in 2004 primarily as a result of the improvement in Adjusted EBITDA.

Revenue development per segment
Worldwide revenues in the personal navigation segment increased by 140% to €18.5 million compared to €7.7 million in the same quarter of the previous year. Revenue growth was driven by the rapid increase in demand for portable navigation systems in both Europe and North America. Worldwide revenues in the in-car navigation segment increased by 66% to €12.5 million in the third quarter of 2005 from €7.4 million during the same period in 2004. The growth in Europe was mainly driven by higher sales of products on the Harman Becker and Pioneer platforms. Revenues in the data products navigation segment for the third quarter remained at approximately the same level as the same period in 2004. Although the installed base of navigation systems has grown, the growing prevalence of DVD-based systems caused this segment to remain flat when compared with the previous year.

Revenue for the third quarter in the enterprise and public sector segment increased by 23% to €10.1 million compared to €8.2 million in the same period in 2004, primarily due to higher revenues from government customers in North America.

Revenue in the other segments, consisting of Internet, telematics and consumer wireless markets, totalled €3.1 million in the third quarter and increased primarily as a result of increased sales in the wireless segment.

European revenues for the third quarter rose by 70% to €37.0 million from €21.8 million for the same period in 2004. This increase was primarily the result of higher sales in the personal

navigation and in-car navigation segments.

North American revenues for the third quarter increased by 28% to €13.4 million largely as the result of higher revenues from the enterprise and public sector segment, as well as the personal navigation segment.

First nine months 2005

Revenues for the first nine months of 2005 increased by 67% to €142.2 million, as compared to €85.0 million during the same period in 2004. European revenues grew by 48% to €101.8 million. North American revenues grew from €16.4 million to €40.4 million, primarily as the result of the acquisition of GDT in July 2004.

Adjusted EBITDA for the first nine months improved to a profit of €9.5 million, compared to a loss of €19.8 million in the same period of 2004. Tele Atlas' after-tax net loss for the first nine months of 2005 was €20.9 million, compared to €13.9 million in the same period last year.

During the first nine months of 2005 net cash flow from operating activities after capitalization of databases and tools improved to a €15.1 million inflow compared to a €28.0 million outflow for the same period in 2004.

Tele Atlas continues to benefit from the growing market for products that utilize digital maps. The company saw rapid growth over the prior year in both its European and North American markets. While all market segments in which the company operates were up over the prior year, the personal navigation market grew the most rapidly.

The personal navigation market

The growth in the personal navigation segment is being driven by the introduction of innovative products from a variety of Tele Atlas customers. Navman recently launched several new products in their iCN product line; the iCN 320, 520, 550 and PiN 570. Each of the systems includes basic navigation functionality, but also offers additional product and pricing options.

In North America, navigation systems manufacturer Cobra Electronics launched a new personal navigation device, the "NAV ONE 4500" featuring real-time traffic information from Clear Channel Radio and Tele Atlas. The NAV ONE is the first product in the Cobra range featuring Tele Atlas digital maps.

Navigation applications that operate on wireless devices are increasing in availability. TomTom announced the availability of its TomTom Mobile 5 on Nokia Series 60 based mobile devices and the Sony Ericsson P910i. TomTom also announced a partnership with T-Mobile to offer TomTom products on T-Mobile devices. In addition, Wayfinder announced the availability of its products on the Sony Ericsson P910i, and gate5 announced the availability of its smart2go product on the Nokia Communicator 9300 and 9500.

Personal navigation devices are also making their way into the in-car navigation segment. The TomTom GO is offered as an option on the Toyota Aygo in Europe as a result of TomTom's recent partnership with Toyota. TomTom has similar deals with Opel for the Corsa, Nissan France for the Nissan Micra Must and Lancia for Lancia Ypsilons sold in Italy.

Traditional automotive suppliers are also moving into the personal navigation segment. Blaupunkt launched its first personal navigation device, the TravelPilot Lucca, and VDO Dayton launched its first personal navigation device, the MS 2000. Both these systems use Tele Atlas maps.

Distribution is also becoming wider with TomTom and MapQuest announcing the MapQuest PND, a co-branded personal navigation device based on the TomTom GO which will be available exclusively on the MapQuest website.

Developments in in-car navigation

Tele Atlas experienced continued growth in the in-car navigation segment, due in part to the introduction of the new Mercedes M-Class and B-Class models featuring a Becker navigation system with Tele Atlas maps. Blaupunkt also launched a new series of aftermarket systems with

colour displays that show small maps for better orientation at junctions, and its first aftermarket DVD system with a detailed map of Europe.

Prospects

Tele Atlas expects revenues for the fourth quarter will be up approximately 30% over the prior year. Consequently, Tele Atlas expects full year revenues for 2005 will be between approximately €195 million and €200 million, which is above its second quarter guidance of €185 million. Tele Atlas expects Adjusted EBITDA will be between approximately €13 and €16 million. This forecast is based on the company's current expectations. This forecast is forward-looking and actual results may differ materially.

Forward-looking Statements

The forward-looking statements included in this press release with respect to the business, results of operation and financial condition of Tele Atlas are subject to a number of risks and uncertainties that could cause actual results to differ materially from forecasts, estimates or other statements set forth in this release, including the following: the general level of customer demand for digital map data, personal navigation products or in-car navigation systems; Tele Atlas' continued maintenance of key customer relationships; Tele Atlas' ability to effectively compete with its competitors; Tele Atlas' ability to maintain and update its database to a high quality and the amount of license fees charged by Tele Atlas for its map data. Tele Atlas undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this release.

Key figures

(In millions of euros except for per-share information and average number of employees)

	2005 - three month period ending September 30			2004 – three month period ending September 30		
	Total	Europe	USA	Total	Europe	USA
Revenues	50.5	37.0	13.5	32.3	21.8	10.5
Adjusted EBITDA[1]	1.7	8.8	(7.1)	(9.1)	0.8	(9.9)
Operating result/(loss) (EBIT)[2]	(10.3)	(0.5)	(9.8)	(6.7)	(0.5)	(6.2)
Net result (loss)[2]	(9.8)			(7.8)		
Average number of employees	1,264	662	602	2,078	1,432[3]	646
Earnings per share	(0.18)			(0.21)		

	2005 - Nine month period			2004 – Nine month period		
	Total	Europe	USA	Total	Europe	USA
Revenues	142.2	101.8	40.4	85.0	68.6	16.4
Adjusted EBITDA[1]	9.5	21.0	(11.5)	(19.8)	9.5	(29.3)
Operating result(loss) (EBIT)[2]	(19.7)	(3.0)	(16.7)	(10.7)	7.1	(17.7)
Net result(loss)[2]	(20.9)			(13.9)		
Average number of employees	1,476	858[3]	618	1,874	1,414[3]	460
Earnings per share	(0.47)			(0.37)		

[1] Adjusted EBITDA is the operating result before capitalization, depreciation and amortization and before costs related to IFRS 2 Share-based Payments.

[2] The operating result and net result for the periods ended September 30, 2004 has been adjusted to reflect the implementation of IFRS 2 Share-based Payments.

[3] Includes employees of corporate and of the company's operations in India prior to disposal in March 2005

About Tele Atlas

Founded in 1984, Tele Atlas is a leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. The company's database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, US and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have made the company's technology adaptable to both consumer and business-to-business applications. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, visit www.teleatlas.com.

For further information, please contact:

Jasper Vredegoor, Tele Atlas Investor Relations manager
GSM: +31 (6) 52 32 52 89
Tel.: +31 (73) 640 21 60
Fax: +31 (73) 640 21 21
jasper.vredegoor@teleatlas.com

Or

Dirk Snauwaert, Director of Public Relations
GSM: +32 475 69 30 97
Tel.: +32 9 244 88 11
Fax: +32 9 222 74 12
Dirk.snauwaert@teleatlas.com

Tele Atlas

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QUALCOMM to Deploy Tele Atlas' Mapping and Logistics Data

Boston — October 17, 2005 — QUALCOMM Incorporated (Nasdaq: QCOM), a leader in providing mobile communication solutions to the transportation and logistics industry, and Tele Atlas, a leading global geographic content provider, today announced that Tele Atlas will provide digital mapping and other geographic information for use in QUALCOMM's wireless business solutions, including the upcoming OmniVision™ mobile computing platform. OmniVision is a next-generation platform for wireless fleet management solutions, the revolutionary successor to QUALCOMM's highly successful OmniTRACS® mobile communications solution. Under this agreement, QUALCOMM will deploy Tele Atlas' Dynamap®/Transportation and Logistics databases to enhance its line of platforms, applications and services offered to the transportation and logistics, and construction equipment industries.

To read more about this announcement, please see the following link:

http://www.qualcomm.com/press/releases/2005/051017_tele_atlas.html

Karen McGinty
Sr. Public Relations &
Industry Analyst Relations Specialist
Tele Atlas North America
Phone: 603-643-0330, x3271
Karen.McGinty@teleatlas.com
www.teleatlas.com

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QUALCOMM

QUALCOMM Incorporated

Press Release

5775 Morehouse Drive
San Diego, CA 92121-1714
(858) 587-1121

www.qualcomm.com

QUALCOMM to Deploy Tele Atlas' Mapping and Logistics Data

Spatial Data for Use in QUALCOMM Mobile Communications and Computing Solutions

SAN DIEGO — OCTOBER 17, 2005 — QUALCOMM Incorporated (Nasdaq: QCOM), a leader in providing mobile communication solutions to the transportation and logistics industry, and Tele Atlas, a leading global geographic content provider, today announced that Tele Atlas will provide digital mapping and other geographic information for use in QUALCOMM's wireless business solutions, including the upcoming OmniVision™ mobile computing platform. OmniVision is a next-generation platform for wireless fleet management solutions, the revolutionary successor to QUALCOMM's highly successful OmniTRACS® mobile communications solution. Under this agreement, QUALCOMM will deploy Tele Atlas' Dynamap /Transportation and Logistics databases to enhance its line of platforms, applications and services offered to the transportation and logistics, and construction equipment industries.

"The accuracy of Tele Atlas' maps, their high-quality and efficient data-gathering processes, and their effective integration of trucking attributes and other industry-specific content with their data were critical factors in our decision to select Tele Atlas as our map data supplier," said Tom Doyle, vice president of business development for QUALCOMM Wireless Business Solutions. "The high-quality information from Tele Atlas will greatly enhance the benefits and value QUALCOMM customers derive from our stable of technologies and complete end-to-end wireless solutions."

To provide more extensive information for fleet operators, Tele Atlas will enhance its Logistics database-which currently provides bridge, height and weight limits, as well as hazardous materials and road restriction information-with commercial points of interest, such as the location of truck stops, customers' loading docks and weigh stations.

"QUALCOMM is a very important partner for Tele Atlas, and this agreement to provide data for their advanced mobile communications applications supports our commitment to provide industry-leading mapping and location-based content," said Michael Gerling, COO of the Americas, Tele Atlas. "QUALCOMM has long been the market leader in providing wireless applications and services to the transportation and logistics industry. Tele Atlas is proud to contribute to the enhancement of QUALCOMM's industry-leading wireless business solutions."

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products

and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

Since 1988, QUALCOMM's OmniTRACS mobile communication solution has helped the transportation industry become more efficient by providing transportation companies with an innovative and effective way of managing logistics. Today QUALCOMM is the industry's global leader in providing high-value wireless data solutions with Network Operations Centers that process more than nine million transactions each day. QUALCOMM has shipped more than 624,000 QUALCOMM mobile systems to businesses in 39 countries on four continents.

QUALCOMM Incorporated (www.qualcomm.com) is a leader in developing and delivering innovative digital wireless communications products and services based on CDMA and other advanced technologies. Headquartered in San Diego, Calif., QUALCOMM is included in the S&P 500 Index and is a 2005 FORTUNE 500® company traded on The Nasdaq Stock Market® under the ticker symbol QCOM.

QUALCOMM Contacts:
Kate Himot, Wireless Business Solutions Public Relations
Phone: 1-858-651-6457
Email: khimot@qualcomm.com
or
Jeremy James, Corporate Communications
Phone: 1-858-845-7333
Email: corpcomm@qualcomm.com
or
Bill Davidson, Investor Relations
Phone: 1-858-658-4813
Email: ir@qualcomm.com

Other Contacts:
Karen McGinty
Tele Atlas
Phone: 603-643-0330 x3271
Email: Karen.McGinty@teleatlas.com

QUALCOMM

Press Release **QUALCOMM Incorporated**

www.qualcomm.com

5775 Morehouse Drive
San Diego, CA 92121-1714
(858) 587-1121

QUALCOMM to Deploy Tele Atlas' Mapping and Logistics Data

Spatial Data for Use in QUALCOMM Mobile Communications and Computing Solutions

SAN DIEGO — OCTOBER 17, 2005 — QUALCOMM Incorporated (Nasdaq: QCOM), a leader in providing mobile communication solutions to the transportation and logistics industry, and Tele Atlas, a leading global geographic content provider, today announced that Tele Atlas will provide digital mapping and other geographic information for use in QUALCOMM's wireless business solutions, including the upcoming OmniVision™ mobile computing platform. OmniVision is a next-generation platform for wireless fleet management solutions, the revolutionary successor to QUALCOMM's highly successful OmniTRACS® mobile communications solution. Under this agreement, QUALCOMM will deploy Tele Atlas' Dynamap /Transportation and Logistics databases to enhance its line of platforms, applications and services offered to the transportation and logistics, and construction equipment industries.

"The accuracy of Tele Atlas' maps, their high-quality and efficient data-gathering processes, and their effective integration of trucking attributes and other industry-specific content with their data were critical factors in our decision to select Tele Atlas as our map data supplier," said Tom Doyle, vice president of business development for QUALCOMM Wireless Business Solutions. "The high-quality information from Tele Atlas will greatly enhance the benefits and value QUALCOMM customers derive from our stable of technologies and complete end-to-end wireless solutions."

To provide more extensive information for fleet operators, Tele Atlas will enhance its Logistics database-which currently provides bridge, height and weight limits, as well as hazardous materials and road restriction information-with commercial points of interest, such as the location of truck stops, customers' loading docks and weigh stations.

"QUALCOMM is a very important partner for Tele Atlas, and this agreement to provide data for their advanced mobile communications applications supports our commitment to provide industry-leading mapping and location-based content," said Michael Gerling, COO of the Americas, Tele Atlas. "QUALCOMM has long been the market leader in providing wireless applications and services to the transportation and logistics industry. Tele Atlas is proud to contribute to the enhancement of QUALCOMM's industry-leading wireless business solutions."

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

Since 1988, QUALCOMM's OmniTRACS mobile communication solution has helped the transportation industry become more efficient by providing transportation companies with an innovative and effective way of managing logistics. Today QUALCOMM is the industry's global leader in providing high-value wireless data solutions with Network Operations Centers that process more than nine million transactions each day. QUALCOMM has shipped more than 624,000 QUALCOMM mobile systems to businesses in 39 countries on four continents.

QUALCOMM Incorporated (www.qualcomm.com) is a leader in developing and delivering

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Tele Atlas Acquires PPWK GeoInvent

Acquisition of Mobile Mapping Systems Pioneer Allows Tele Atlas To Continue To Enhance Geographic Database, Quickly Deliver Richer Maps

October 7, 2005, Ghent, Belgium – Tele Atlas, a leading global geographic content provider, today announced that it has signed a definitive agreement to acquire Warsaw-based PPWK GeoInvent, a pioneer in mobile mapping systems. The company was acquired for 6.5 million Euros in cash and assumed liabilities.

Tele Atlas President and COO George Fink said that following a longstanding alliance with PPWK GeoInvent in Europe, the acquisition will deliver significant benefit to Tele Atlas customers and partners worldwide.

"This acquisition builds on our focus to continually use technology to advance quality, coverage and content. PPWK GeoInvent's mobile mapping system is the first to fully integrate a multidimensional view of a road. It speeds the data capture and map update process, which helps Tele Atlas to quickly deliver high quality maps that incorporate data, images and other valuable local content to customers and partners around the world."

PPWK GeoInvent's mobile mapping system uses a series of still and movie cameras, attached to a mobile van, that captures a detailed, 360-degree digital view of a road. The system captures specific road details, such as traffic restrictions, lane counts and speed limits, as well as actual images of streets, storefronts, road signs and complex intersections. As a result, portable and in-car navigation system users have a rich combination of content to help them find a destination, and safely navigate through complex or dangerous intersections along the way.

Tele Atlas' map database is the foundation for many of the world's leading personal and in-car navigation systems, mobile and Internet map applications. The company uses a sophisticated network of thousands of sources to regularly update its maps, enabling it to cost effectively deliver a highly accurate view of an ever-changing world to partners and customers. The PPWK GeoInvent system is the latest addition to that network, which includes aerial photography and information from government agencies, public utilities, fleet trucks, postal services and Tele Atlas drivers.

Stefan Dunin-Wasowicz, CEO of PPWK GeoInvent, said "We are proud our innovative,

Polish technology will now advance navigation around the world. Tele Atlas had the vision for mobile mapping early on, and PPWK GeoInvent developed technology to further it. Now we're advancing map creation together to new frontiers."

Through the acquisition, Tele Atlas also gains approximately 50 employees and two PPWK GeoInvent offices in Warsaw and Lodz.

About PPWK GeoInvent
PPWK GeoInvent is a spatial information engineering company focused on developing innovative solutions for geo data collection, data models for localization services, and data models supporting engineering and spatial planning. The company offers services in the field of GIS (teledetection, data collection, geo-coding, NMT analysis and modeling) and is the worldwide leader in integrated mobile mapping technology.

About Tele Atlas
Founded in 1984, Tele Atlas is a leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. The company's database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, US and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have made the company's technology adaptable to both consumer and business-to-business applications. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, visit www.teleatlas.com.

Press Relations

Karen McGinty
Tele Atlas
Phone: 603-643-0330, x3271
Mobile: 860-306-8568
karen.mcginty@teleatlas.com

Sophie Abeele
Porter Novelli
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

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Inrix Partners With Tele Atlas to Deliver Next Generation Traffic Information and Navigation Solutions

San Francisco, CA - September 28, 2005 – Inrix, Inc., the first company to deliver real-time and predictive traffic information, announced today at CTIA Wireless 2005 that it has partnered with Tele Atlas, a leading provider of digital geographic content, to deliver Inrix Traffic Services to Tele Atlas partners and customers through a reseller agreement. As part of the agreement, Tele Atlas will also provide Inrix with the rights to resell and internally use Tele Atlas map data with Inrix's services.

To read more about this announcement, please see the following link:

http://www.inrix.com/news_InrixTeleAtlas_28Sep2005.htm

Karen McGinty
Sr. Public Relations &
Industry Analyst Relations Specialist
Tele Atlas North America
Phone: 603-643-0330, x3271
Karen.McGinty@teleatlas.com
www.teleatlas.com

Tele Atlas

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Destinator Technologies Partners with Tele Atlas to Deliver First Navigation System for Symbian-Based Smartphones.

SAN FRANCISCO, CA (September 26, 2005) - Destinator Technologies, the leading provider of personalized navigation software and live mobile navigation-based services, today announced that it is partnering with Tele Atlas to deliver the first navigation system for smartphones based on Symbian, one of the world's leading smartphone platforms. Destinator Smartphone (SP) for Symbian will use Tele Atlas maps and point-of-interest data to integrate live information with dynamic location updates for real-time navigation and decision-making. The announcement is being made in conjunction with the CTIA Wireless IT and Entertainment 2005 conference being held September 27-29, 2005 at the Moscone West Conference Center in San Francisco, CA.

To read more about this announcement, please see the following link:

http://www.destinatortechnologies.com/opencms/news/press/2005/pr10.html

Karen McGinty
Sr. Public Relations &
Industry Analyst Relations Specialist
Tele Atlas North America
Phone: 603-643-0330, x3271
Karen.McGinty@teleatlas.com
www.teleatlas.com

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Destinator Technologies Partners with Tele Atlas to Deliver First Navigation System for Symbian-Based Smartphones.

Consumers Will Now Have Live, Turn-by-Turn Navigation on Smartphones Based on Symbian, One of the World's Leading Smartphone Platforms.

SAN FRANCISCO, CA (September 26, 2005) - Destinator Technologies, the leading provider of personalized navigation software and live mobile navigation-based services, today announced that it is partnering with Tele Atlas to deliver the first navigation system for smartphones based on Symbian, one of the world's leading smartphone platforms. Destinator Smartphone (SP) for Symbian will use Tele Atlas maps and point-of-interest data to integrate live information with dynamic location updates for real-time navigation and decision-making. The announcement is being made in conjunction with the CTIA Wireless IT and Entertainment 2005 conference being held September 27-29, 2005 at the Moscone West Conference Center in San Francisco, CA.

Together, Destinator and Tele Atlas offer the world's only navigation system to use real-time, location-based services in addition to millions of built-in points of interest. As a result, consumers will have turn-by-turn navigation on smartphones for the first time. The benefits to smartphone owners who take advantage of the combined Destinator-Tele Atlas navigation system include:

- Audible turn-by-turn navigation directions, so phone users can keep their eyes on the road.
- Ability to send one's location to friends, family, and coworkers and automatically navigate them to the location on their phones.
- Storage of data for multiple cities on a phone, enabled by Destinator compression technology.
- No need for multiple devices – no navigation device required when renting a car.
- Online information based on a phone user's exact location at any time.

The companies' landmark collaboration builds on the established partnership between Destinator and Tele Atlas, which has contributed to Destinator's leadership positions throughout Europe. It also represents the most recent application of Tele Atlas maps on smartphones in North America.

"Destinator and Tele Atlas have been strategic partners in delivering innovative, award-winning personal navigation solutions to markets around the world," said Mike Gerling, president and COO of Tele Atlas North America. "We are excited to build on the proven success of our relationship by bringing a new experience in live, dynamic navigation to consumers, which starts today with the US launch of our combined solution for Symbian-based smartphones."

"We are proud to team with Tele Atlas to enable a new generation of portable consumer devices powered by Symbian that deliver converged services for telephony; contact and calendar management; and live, actionable navigation," said Jeff Kukowski, senior vice president of Destinator Technologies. "We look forward to our continued collaboration in bringing dynamic customized navigation-based services to mobile users here in the US and around the globe."

About Tele Atlas
Founded in 1984, Tele Atlas is a leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas's database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, US and Canadian roads. Tele Atlas's compatibility with major navigation systems and its open system design have -made the company's technology -adaptable to -both consumer and business-to-business applications -in its markets. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

About Destinator Technologies Inc.
Destinator Technologies enables personalized navigation solutions that provide relevant information, anywhere, anytime. As the preferred OEM provider of choice, consumers, businesses and governments purchase our patented and award-winning solutions through the largest hardware manufacturers, mobile carriers and systems integrators in the world. Our solutions are fully adaptable for individual

personal navigation, live, navigation-based mobile services, private and public sector security, and enterprise mobility. Destinator Technologies is a privately held company headquartered in Scottsdale, Arizona, U.S.A. with offices in Richmond Hill, Ontario, Canada; Beijing, China; Unterföhring/Munich, Germany; Herzliya Pituach, Israel; and Taipei, Taiwan. Visit www.destinatortechnologies.com to learn more.

Copyrights

Certain statements contained in this press release, including without limitation, statements that are not historical facts and statements containing the words "believes", "anticipates," "hopes," "intends," "expects," and other words of similar import, constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that the assumptions used to make the forward-looking statements contained herein are reasonable, such statements are based on current expectations that involve a number of known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from expectations.

Contact Information

Blanc & Otus Public Relations
Erik Sebellin-Ross
415-856-5148
esebellin-ross@blancandotus.com

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Inrix Partners With Tele Atlas to Deliver Next Generation Traffic Information and Navigation Solutions

San Francisco, CA - September 28, 2005 – Inrix, Inc., the first company to deliver real-time and predictive traffic information, announced today at CTIA Wireless 2005 that it has partnered with Tele Atlas, a leading provider of digital geographic content, to deliver Inrix Traffic Services to Tele Atlas partners and customers through a reseller agreement. As part of the agreement, Tele Atlas will also provide Inrix with the rights to resell and internally use Tele Atlas map data with Inrix's services.

To read more about this announcement, please see the following link:

http://www.inrix.com/news_InrixTeleAtlas_28Sep2005.htm

Karen McGinty
Sr. Public Relations &
Industry Analyst Relations Specialist
Tele Atlas North America
Phone: 603-643-0330, x3271
Karen.McGinty@teleatlas.com
www.teleatlas.com

Inrix Partners With Tele Atlas to Deliver Next G Information and Navigation Solutions

San Francisco, CA - September 28, 2005 – Inrix, Inc., the first company to de traffic information, announced today at CTIA Wireless 2005 that it has partnered provider of digital geographic content, to deliver Inrix Traffic Services to Tele Atl through a reseller agreement. As part of the agreement, Tele Atlas will also prov resell and internally use Tele Atlas map data with Inrix's services.

"Soon, millions of individuals and businesses will be able to experience how n combine best-in-class digital map data with the most accurate, sophisticated, rea forecast traffic information service on the market today can transform their daily President and CEO Bryan Mistele. "Our partnership with Tele Atlas is validation o service offering and technical superiority."

Inrix aggregates and enhances traffic-related content from hundreds of public metropolitan areas throughout the United States. This metadata includes existing historical data, weather conditions and forecasts, school calendars, major events other local variables unique to each market. The company then detects and corr and uniquely utilizes sophisticated Bayesian analysis, initially developed by Micro licensed to Inrix, to calculate current and future traffic conditions with a high deg

"Inrix's real-time, predictive and forecast traffic information adds rich, highly u high quality digital geographic content, answering expanding customer needs fo information in the car, on the phone or online," said Michael Gerling, chief opera Tele Atlas.

The Inrix services are available immediately to Tele Atlas partners and custom personal navigation, Web, wireless, and other markets.

About Inrix

Inrix's mission is to become the leader in delivering real-time and predictive tr to a broad range of service providers, device manufacturers, Web sites and mob hosted, business-to-business service model. Through patented technology and r analysis initially developed by Microsoft Research and exclusively licensed to Inri current and future traffic conditions based on real-time traffic data, historical tra construction, special events and other variables to deliver traffic information serv and geographic coverage. In April, 2005, Inrix completed a $6.1 million Series A Associates and August Capital. Visit Inrix at http://inrix.com.

About Tele Atlas

Founded in 1984, Tele Atlas is a leading provider of digital maps and dynamic variety of navigation, location-based services and geospatial products and datab database is a highly accurate reproduction of today's street network, enabling tu a high percentage of European, US and Canadian roads. Tele Atlas's compatibilit systems and its open system design have made the company's technology adapt business-to-business applications. From logistics to marketing to traffic and fleet every sector of today's business and consumer world, Tele Atlas has built a repu pioneer and leader in the digital map industry. For more information, visit www.t

For more information, please contact:
Jim Bak, Edelman, (206) 268-2205, jim.bak@edelman.com

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Lebanon, NH, September 27th 2005

Along with TomTom - a key Tele Atlas partner - the company donated 300 TomTom GO 700 navigation devices, powered by Tele Atlas digital map content, to help officials locate submerged streets, street signs and landmarks and reach victims of Hurricane Katrina. The Louisiana Department of Transportation and the La. Office of Emergency Preparedness, Federal Emergency Operations in Mississippi and the State of Alabama Emergency Management Agency all received these devices.TomTom units loaded with Tele Atlas maps have been used in Black Hawk helicopters, with the Coast Guard, Navy and Army reserve units, by FEMA officials and by infrastructure management teams to search and rescue victims and begin the clean-up process.

Tele Atlas has supported its longstanding partner ESRI in providing GIS software, data and services support to various organizations to identify neighborhoods that are underwater, or find victims in otherwise unidentifiable locations.

The company is providing appropriate datasets for the Louisiana, Mississippi and Alabama areas impacted by Katrina.

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Tele Atlas launches a new type of GPS navigation CD-ROM for Belgium in partnership with the Golden Pages® from Promedia

First product in new line of navigation products for business drivers

Ghent, September 14th 2005 – Tele Atlas, a leading global provider of digital map data and other geographic content, and Promedia, one of the largest publishers in Belgium and owner of the Yellow Pages, have announced the launch of a unique joint navigation CD-ROM (België – Belgique 2005/2006 met de Gouden Gids – avec les Pages d'Or) on the Blaupunkt DX platform.

Promedia, owner of the Golden Pages brand in Belgium, joined forces with Tele Atlas to create the first GPS navigation CD-ROM including more than 600,000 addresses of Belgian businesses and all 120,000 km of up-to-date road data. With this product, business people no longer need to know all the details of the companies they are visiting, and consumers can easily find useful addresses ranging from abattoirs to zoos. Golden Pages clients will gain through access on an additional medium, at no extra additional costs.

Promedia has been a partner of Tele Atlas for many years, and their collaboration builds on the successes of the internet site and CD/DVD PC routing services.

Combining the resources of Tele Atlas and Promedia, each a leader in its field, has produced this unique CD-ROM that is the first of a distinct portfolio of navigation products for business drivers. This business line portfolio is aimed at users of in-car and portable navigation products who are seeking to gain efficiency from their navigation map software and driving experience. It is ideal for sole traders, commercial representatives, small businesses, fleets or any other drivers with heavy vehicle usage, anywhere in Europe.

Jack Reinelt, Managing Director and COO Tele Atlas Europe, said: "We have studied drivers' motivations, and in response to market needs we are now launching the business product line. It makes us the first provider of navigation map data to cater to business people with a specific offering, allowing them not only to be guided from A to B but also to find useful business information. The strength of Tele Atlas engineering and the flexibility of our navigation database enabled us to respond quickly and effectively to this need as soon as it was clearly identified."

The new CD-ROM 'België – Belgique 2005/2006 met de Gouden Gids – avec les Pages d'Or' will retail at €149 through the usual Tele Atlas distribution channels.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas's database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, US and Canadian roads. Tele Atlas's compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

About Promedia

Promedia is the largest publisher in Belgium, with 4,5 million directory volumes annually (Golden pages + White Pages). Promedia also distributes in Belgium different products linked to the Golden Pages: a CD-Rom, a DVD-Rom, the local guides, informations on the 1207-1307 inquiry service, informations trough Wap and I-mode, and a website www.goudengids.be, www.pagesdor.be or www.goldenpages.be. For more company information, please visit www.promedia.be

For further information, please contact:

Tele Atlas
Sophie Abeele
Porter Novelli (Press relations for Tele Atlas)
Phone: +32 9 223 88 10
sophie.abeele@porternovelli.be

Promedia
Linda Galle
Marketing manager
Phone: 03 205 44 50
linda_galle@promedia.be

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AA orders Tele Atlas navigation updates for entire fleet

Tele Atlas Helps UK's Largest Motoring Organisation Achieve Fastest Customer Response Time

Ghent (Belgium), September 14th, 2005 – Tele Atlas, a leading global provider of digital map data and other geographic content, is supplying the Automobile Association (AA) in the UK with over 3,000 navigation CDs carrying the latest road data. These will be used to guide AA vehicles directly to where their help is needed.

The AA began using Tele Atlas navigation data in 2001 as part of its C3N (Command, Control, Communications and Navigation) system and has seen major benefits; most recently it was reported as having the fastest response time in reaching customers waiting at the roadside.

Robin Commander, Communications Support Manager at the AA, says: "Patrols can find the locations where customers are waiting without stopping to look at maps. As a result they reach the customers faster, increasing customer satisfaction and reducing stress for the employees. Not only does Tele Atlas navigation data reduce response times, it also provides valuable assistance when drivers are towing vehicles to third-party repair centres."

Because of the size of the AA vehicle fleet and its constant countrywide coverage, patrols are often deployed away from home into unknown regions. However, the customer expectations remain the same, which is why in-vehicle navigation is proving highly successful, helping the AA maintain a consistently high standard of service.

"Tele Atlas was chosen to provide navigation data following rigorous testing against the AA's demanding requirements for comprehensive, accurate navigation," explains Fred de Haro, Director Business Development, Data Products Tele Atlas UK. "The success of Tele Atlas in the C3N systems is underlined by this order for a complete update: a new CD for every vehicle."

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high

percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

For further information, please contact:

Tele Atlas
Sophie Abeele
Porter Novelli (Press relations for Tele Atlas)
Phone: +32 9 223 88 10
sophie.abeele@porternovelli.be

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Tele Atlas Reports Record Revenue for Quarter Ended June

- **Worldwide revenue up 58% for quarter**
- **Adjusted EBITDA profit of €7.2 million for the quart**
- **Personal Navigation market continues strong grow**
- **New product launches and contracts with partners**
- **Expected revenues for 2005 increased to €185 milli growth in navigation sales**

August 9, 2005,-'s-Hertogenbosch – Tele Atlas, a leading glob data and other geographic content, generated revenues of €51.3 quarter of 2005 compared to €32.4 million in the second quarter 58%. Again the strong growth in the personal and in-car navigati main drivers behind the growth. The increase in the bundle segm navigation business was driven by higher sales of products on th platforms as well as the initial sales of a new Pioneer navigation distribution channel. Aftermarket data product sales also demons performance thanks to a growing installed base of newly introduc such as the Blaupunkt E1. Other factors in the increased revenu received in connection with the termination of a distribution agree higher than expected revenues in the government sector due to t award of a contract with a state government in the U.S. Europea quarter rose by 32% to €37.0 million from €28.0 million for the sa American revenues for the second quarter were €14.3 million co the same period in 2004, primarily the result of the acquisition of Technologies Inc ("GDT") in July 2004.

Tele Atlas Group's overall operating result before capitalization, and employee stock option expense (Adjusted EBITDA[1]) for the improved to a profit of €7.2 million, compared with a loss of €1.3 period in 2004. EBITDA from European operations for the secon €8.9 million in 2005 from €7.7 million in 2004 as a result of increa Adjusted EBITDA loss in North America decreased to €1.7 millio €9.0 million in 2004.

Net cash outflow from operating activities for the quarter was €6.

€13.2 million in 2004. Items affecting cash flow were the improve
EBITDA and increased working capital for the second quarter of
higher trade accounts receivable resulting from higher sales and
€10.0 million royalty prepayment received from a client during th

[1] In Tele Atlas' view, Adjusted EBITDA provides a better represe
results than operating income.

First six months 2005

Revenues for the first six months increased by 74% to €91.7 mill
million the previous year. European revenues grew by 38% to €6
American revenues grew to €27.0 million.

The company's Adjusted EBITDA for the first six months improve
million, compared to a loss of €10.7 million in the same period of

Capitalization of internally generated databases and tools decrea
from €12.0 million in the corresponding period of the previous ye
the result of implementation of the revised IFRS board pronounc
discontinuation of capitalization in a number of European countri
has reached completion and current activities are focused on ma
the database.

After adjustment of the impact of IFRS 2 and the revised IAS 38,
loss for the first six months of 2005 was €11.1 million, compared
same period last year.

During the first six months cash flow improved to a €12.5 million
€20.2 million outflow for the same period in 2004. This increase i
improvements in Adjusted EBITDA, which were partly offset by h

Main developments in the first six months

The personal navigation market continued its strong growth in th
with the introduction of several new products by Tele Atlas' custo
gate5, Via Michelin and MIO-technology Ltd.

Second quarter

In the second quarter Blaupunkt launched the E-freestyler, a sta
device that runs without car sensors, needing only a GPS conne

During the quarter TomTom and Tele Atlas announced their exte
distribution agreement through the end of 2007. Tele Atlas will re
digital maps and other content such as Points of Interest (POIs) f
the TomTom GO, TomTom Navigator and TomTom Mobile platfo
Europe and North America. Also the company entered into an ex
both the European and North American markets with Wayfinder
provider of mobile navigation applications for wireless phones.

In North America, DENSO selected Tele Atlas as its map supplie
decided to continue to use Tele Atlas as its North American map
products. Pioneer began delivering its new navigation system in
America with a DVD navigation disc holding Tele Atlas maps for
and Canada.

In North America Tele Atlas has initiated a major program to edu
navigation. The North American in-car navigation market is 3 to
and the personal navigation segment is just beginning to emerge
conducted in alliance with such partners as TomTom, Pharos, N
and Pioneer.

In the second quarter, Tele Atlas signed a contract with digital m

MappointAsia in Thailand and Malaysia to expand further its cov
As part of the co-operation, Tele Atlas also signed an agreement
distribution of Tele Atlas mapping products in Japan and Asia.

Tele Atlas Europe obtained automotive ISO certification standarc
quarter which resulted in Tele Atlas being the first ISO certified d
in the world.

Prospects

The company expects the revenues for the second half of the ye
over the prior year. As a result Tele Atlas now expects revenue f
approximately €185 million versus its original expectation of €16(
also plans to increase its spending slightly from current levels du
the year as a result of its retail program in North America and the
mobile mapping in North America as part of the company's effort
quality coverage of North American coverage.

Key figures

(In millions of euros except for per share information and averag
Rest of world information included with Europe)

	Three month period ending June 30, 2005			**Three endin**
	Total	Europe	USA	Total
Revenues	51.3	37.0	14.3	32.4
Adjusted EBITDA[1]	7.2	8.9	(1.7)	(1.3)
Operating result (EBIT)[2]	(0.7)	2.1	(2.8)	1.4
Net result[2]	(1.3)			0.2
Average number of employees	1,271	657	614	1,740
Earnings per share	(0.03)			0.01

	Six month period ending June, 2005			**Six mo ending**
	Total	Europe	USA	Total
Revenues	91.7	64.7	27.0	52.7
Adjusted EBITDA[1]	7.8	12.2	(4.4)	(10.7)
Operating result (EBIT)[2]	(9.4)	(2.4)	(6.8)	(4.0)
Net result[2]	(11.1)			(6.1)
Average number of employees	1,583	956[3]	627	1,772
Earnings per share	(0.29)			(0.16)

[1] Adjusted EBITDA is the operating result before capitalization, d
amortization and before costs related to IFRS-based payments

[2] The operating result and net result for the six-month periods en
2005 have been adjusted to reflect the implementation of IFRS 2
Payments.

[3] Includes headcount of operations in India.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of di location content for a variety of navigation, location-based servic products and database solutions. Tele Atlas' database is a highl today's street network, enabling turn-by-turn route guidance on a European, U.S. and Canadian roads. Tele Atlas' compatibility wi systems and its open system design have placed the company's of both consumer and business-to-business applications worldwi marketing to traffic and fleet management, in almost every secto consumer world, Tele Atlas has built a reputation as an acknowl in the digital map industry. The company is listed on the Prime S Frankfurt Stock Exchange.

For more information, please visit www.teleatlas.com

For further information, please contact:

Jasper Vredegoor, Tele Atlas Investor Relations manager
GSM: +31 (6) 52 32 52 89
Tel.: +31 (73) 640 21 75
Fax: +31 (73) 640 21 21
jasper.vredegoor@telatlas.com

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Tele Atlas and Esri Press Announce the Publication of Don Cooke's "Fun with Gps" Book

Book Explores Uses of Global Positioning Technology for Fun and Education

July 26, 2005, ESRI International User Conference, SAN DIEGO – Tele Atlas, a leading global provider of digital map data and other geographic content, is proud to announce the publication of Don Cooke's book, "Fun with GPS," in conjunction with ESRI Press. Cooke developed the book as a fun and informative book on GPS technology, and it explores dozens of thought-provoking uses of GPS in sports, nature, and everyday life.

Cooke is one of the founders of digital mapping technology, and the founder and president emeritus of Geographic Data Technology (acquired by Tele Atlas in 2004). He approached the book as a way to bring GPS to the masses by putting it in plain language, and showing how GPS devices can be used for more than finding a location. Cooke had devices attached to a wide variety of objects and people – including dogsleds, race cars, hot air balloons, windsurfers, ski racers, dogs, cats and bears. The book also discusses ways to incorporate GPS technology into the classroom to reinforce science, math and geography studies.

Cooke will be signing copies of his book from 3:00 p.m. to 3:30 p.m., Tuesday, July 26 at the Spatial Outlet at the San Diego Convention Center. Copies can also be purchased at the store and signed by Cooke at the Tele Atlas booth (#1201) during the show. Readers may purchase the book following the show through ESRI Press.

"I had a wonderful time gathering the material for this book and being able to show that the world of global positioning is wide open to uses beyond calculating a location," said Don Cooke, Tele Atlas Senior Scientist. "There are so many places and perspectives from which to explore with a GPS device – the technology is an incredible educational tool precisely because it can be used in nontraditional ways."

Cooke's book includes maps, photographs and activities to help readers best utilize their GPS receivers. It describes how to set up the GPS track log, obtain and use software to retrieve stored coordinates and obtain and use ESRI's ArcExplorer mapping software.

About Don Cooke

Cooke was a member of the New Haven Census Use Study team that developed the

Dual Independent Map Encoding (DIME) system, which was the first practical application of topological data structures in computer mapping. After helping to develop the DIME system, he co-founded Urban Data Processing, Inc. (now Harte-Hanks Data Technologies).

Cooke is a member of Urban and Regional Information System Association (URISA) and American Congress on Surveying and Mapping (ACSM). He served on the National Academy of Science's Mapping Science Committee between 1990 and 1993.

Cooke is also the co-author of "The History of Geographic Information Systems." He is a past member of the National Academy of Sciences Mapping Science Committee and a member of the National Consortium on Remote Sensing in Transportation steering committee. Cooke played a central role in the creation of TIGER, the Topologically Integrated Geographic Encoding and Referencing database of the U.S. Census Bureau.

He earned a bachelor's degree from Yale and attended graduate school in civil engineering systems at MIT.

About ESRI Press
ESRI Press publishes award-winning books about GIS applications, science, and technology. The complete selection of GIS titles from ESRI Press can be found on the Web at www.esri.com/esripress.

About ESRI
Founded in 1969, ESRI is the leading developer of GIS software with more than 300,000 clients worldwide. ESRI software is used in all 200 of the largest cities in the United States and in more than 60 percent of counties and municipalities nationwide. Headquartered in California, ESRI has regional offices throughout the United States, international distributors in more than 90 countries, and more than 1,700 business partners. ESRI's goal is to develop comprehensive tools that enable users to efficiently manage, use, and serve geographic information to make a difference in the world around them. ESRI also provides consulting, implementation, and technical support services. ESRI can be found on the Web at www.esri.com.

About Tele Atlas
Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

PRESS CONTACT:

Karen McGinty
Tele Atlas North America
603-643-0330, x3271
karen.mcginty@teleatlas.com

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Tele Atlas Product Enhancements Boost Data Quality, Accuracy and Content

Product Updates Address Customer Needs with Feature Rich Database

July 26, 2005, ESRI International User Conference, SAN DIEGO – Tele Atlas, a leading global provider of digital map data and other geographic content, today announced enhancements to its flagship MultiNetTM and Dynamap® product families that clearly demonstrate increased quality, accuracy and content of its data. Tele Atlas has been integrating the two databases following its acquisition of Geographic Data Technology last year, allowing the company to offer a single best-of-breed database to address evolving user requirements.

MultiNet 5.1 is a global product with 100% geographic coverage in North America and more than 20 European countries, along with over 11 million featured points of interest. It also includes navigation-quality attribution covering nearly 900 million people worldwide. Landuse areas and landmark polygons have been increased significantly, resulting in a richness of mapping displays, including golf courses, universities, stadiums, and state, national and municipal parks.

Dynamap/Transportation v7.2 and Dynamap/2000 v15.2 expand the U.S. coverage of repositioned street network mileage to encompass a greater portion of the population. Address accuracy has also been greatly improved. In addition, FGDC Metadata is now *available for all standard Dynamap street products. This feature provides a common* set of terminology and definitions for the documentation of digital geospatial data.

"As we continue to boost our database features and functionality, we are always thinking of our customers and partners, and how effectively the Tele Atlas database will address their needs," said Mike Gerling, Americas chief operating officer, Tele Atlas. "We feel confident that today's enhancements will meet or exceed the requirements of the marketplace and extend our reputation as the high-quality data provider."

"The database enhancements announced today by Tele Atlas point to the quality, accuracy and content of the company's data," said Jack Dangermond, president, ESRI. "Our strong relationship with Tele Atlas is one built on the strength of its product, the responsiveness of its people, and the ongoing trust and collaboration between our two organizations."

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and

dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

PRESS CONTACT:

Karen McGinty
Tele Atlas North America
603-643-0330, x3271
karen.mcginty@teleatlas.com

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Tele Atlas Provides Associated Press With Map Graphics For The Tour De France

AP Subscribers Feature Tele Atlas Data in News Reports

July 21, 2005, LEBANON, NH and GHENT, BELGIUM – Tele Atlas, a leading global provider of digital map data and other geographic content, has been working with the Associated Press to bring Tele Atlas map graphics to AP subscribers covering the Tour de France. The agreement enables news organizations to download Tele Atlas mapping information from the AP for use in their coverage of the event.

The AP is producing informational graphics from Tele Atlas maps that display topographical presentations of the Tour route, including specific elevations and charts at certain key points. This data is available for each stage of the race, and in some cases is used to confirm race stages against the overall tour map. The AP is using the digital compilation as a reference during the Tour de France and is extracting facts for use within the informational graphics.

"As a global company, Tele Atlas is thrilled to be an active part of the Associated Press' coverage of the Tour de France, including Lance Armstrong's final, potentially record-setting effort," said George Fink, president and COO, Tele Atlas. "We know that the AP's subscribers provide vital and timely information to their readers, and we're honored to help make the Tour de France a more vivid and engaging event for news organizations all over the world."

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

PRESS CONTACT:

Karen McGinty
Tele Atlas North America
603-643-0330, x3271
karen.mcginty@teleatlas.com

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Tele Atlas and Pioneer Demonstrate Strength of In-Car Navigation Technology

AVIC-N2 Combines Pioneer's Leadership in Navigation Technology with Digital Map Excellence from Tele Atlas

July 5, 2005, -Lebanon, NH and Long Beach, Calif. – Tele Atlas, a leading global provider of digital map data and other geographic content, has teamed with Pioneer to deliver superior mapping information containing traffic location codes to Pioneer Electronic's AVIC-N2. The AVIC-N2 is the most advanced in-car navigation and entertainment system with intelligent route guidance and state-of-the-art address searching.

The versatile navigation system utilizes a flash memory system allowing playback of DVD for rear seat passengers while the driver and front seat passenger enjoy AM/FM or optional XM Radio broadcast, all while receiving route guidance from the navigation system's memory. Powered by Tele Atlas, two DVD navigation discs hold mapping information for the entire United States (including Alaska and Hawaii), and Canada for complete door-to-door route-guidance. The 7.5 MB flash memory can store miles of Tele Atlas mapping data allowing for re-routes around traffic congestion or missed turns.

"When we first started working with Pioneer we were convinced it would be successful," recalls Alain De Taeye, chief executive officer at Tele Atlas. "Since that time, we have been proved right. Now we are again delighted to be associated with Pioneer who – as a leader in consumer electronics – is helping Tele Atlas bring even greater functionality and a wider feature selection to North American drivers."

Tele Atlas is providing increased point-of-interest coverage for Pioneer navigation systems, which include the AVIC-N2, released in March, and the AVIC-D1 released in May. The DVDs carry nearly 11 million points of interest – organized into 67 categories. Points of interests, such as restaurants, hotels and gas stations are quickly and easily located using the intuitive touch screen display by entering the address, name or phone number.

For the first time in North America, the AVIC-N2 uses Tele Atlas' Lane Information data for two cities, Chicago and Detroit, which presents drivers with visual guidance on which lane to follow on freeway intersections and which to avoid on those last second switches.

For urban motorists, highly detailed City Maps now cover 11 major cities, providing

detailed views of the road ahead, clearly presenting even the most complex set of city junctions and routes.

About Pioneer Electronics (USA) Inc.

Pioneer's Mobile Entertainment Division is the leading manufacturer of audio, video and information products for in-car use. Its focus is on the development of new digital technologies including audio video, navigation and satellite radio, while maintaining its strong heritage in products for car audio enthusiasts and competitors. The company markets its products under the Pioneer and Premier brand names. When purchased from an authorized dealer, consumers receive a limited warranty for one year with Pioneer products and two years for Premier products.

Pioneer Electronics (USA) Inc. is headquartered in Long Beach, Calif., and its U.S. Web address is **www.pioneerelectronics.com**. Its parent company, Pioneer Corporation, is a leader in optical disc technology and a pre-eminent manufacturer of high-performance audio, video and computer equipment for the home, car and business markets. The company focuses on four core business domains including DVD, display technologies, Digital Network Entertainment and components. Founded in 1938 in Tokyo, Pioneer Corporation (NYSE:PIO) employs more than 39,000 people worldwide. Its shares are traded on the New York Stock Exchange.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

PRESS CONTACTS:

Tele Atlas
Karen McGinty
Tele Atlas North America
603-643-0330, x3271
karen.mcginty@teleatlas.com

Pioneer
Jaed Arzadon
Pioneer Electronics (USA) Inc.
310-952-2451
jaed.arzadon@pioneer-usa.com

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Tele Atlas strengthens its presence in Asia with new agreement with MappointAsia and Mitsui

MappointAsia, Mitsui and Tele Atlas sign an agreement for digital mapping in Thailand and Malaysia and the distribution of products throughout Southeast Asia

Ghent (Belgium), June 2005 – Tele Atlas, a leading global provider of digital map data and other geographic content, has signed a three-way agreement that brings it together with MappointAsia in Thailand and Malaysia and with the major Japanese trading house Mitsui.

MappointAsia is a digital mapping group with business entities in Thailand and Malaysia, preparing navigation maps and location based services for customers in Southeast Asia. The agreement means Tele Atlas will provide its advanced technology and software for data collection and training in its use. Tele Atlas will process and modify the data collected by MappointAsia and convert it into its standard product formats for use by its wide international customer network. MappointAsia will concentrate on marketing products in those regions where it has a strong presence. Tele Atlas will focus particularly on navigation products for international customers.

Mitsui has an extensive distribution network in Japan and throughout Asia and the agreement with Tele Atlas will bring its digital map navigation products to a wide range of international customers in the region.

George Fink, President and Chief Operating Officer of Tele Atlas, comments: "Securing the agreement with MappointAsia adds high quality maps of Malaysia and Thailand to the Tele Atlas portfolio, further strengthening our coverage of Southeast Asia, and it ensures these products will be rapidly and reliably updated. The move fits with our commitment to maintain a global presence and provide Tele Atlas customers with comprehensive international digital map databases in a unified, seamless format for easy integration into their applications. We are particularly pleased with the participation in the agreement of Mitsui, a large and respected trading house. Working with Mitsui will significantly boost Tele Atlas business in Asia."

Yap Seng Peng, Managing Director of MappointAsia Malaysia, adds: "In the constantly evolving technological environment of Malaysia and the region, information and data have to keep pace with this development and thus must be upgraded and made available to the market in a timely manner. Forming an alliance with Tele Atlas, Mitsui of Japan and MappointAsia Thailand will help us achieve these."

M.L. Saksiri Kridakorn, Managing Director of MappointAsia Thailand, comments "By joining with Tele Atlas, we can guarantee that our customers will always get a navigable map of high and consistent quality, using the latest technology available for field data capture and quality control. Additionally, we will be able to offer contiguous maps from Thailand, Malaysia and Singapore."

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

About MappointAsia (Malaysia)

MappointAsia (Malaysia) Sdn Bhd (MPAM) was formed as a joint venture between Geomatic Data Services Sdn Bhd (GDS) of Malaysia and MappointAsia (Thailand) Company Limited (MPAT) of Thailand in 2004. The first objective of the JV is to utilize the map making expertise and the large map database created by GDS with the technology of Location-Based Services created by MPAT to provide Fleet Management, Vehicle and Personnel Navigation Solutions as well as map data for all types of location based applications in the Malaysian market. The second objective is to combine the map data of Malaysia with that of Thailand created by MPAT to provide seamless cross border vehicle tracking and navigation for both countries.

About MappointAsia (Thailand)

MappointAsia (Thailand) Company Limited (MPAT) provides technologically innovative mapping solutions of own development for Fleet Management, Vehicle Tracking and Location-Based Services in Thailand and Malaysia. As a long time digital map provider for Thailand, MappointAsia (Thailand) has now incorporated navigation data in its map that meets full GDF standard for navigation and LBS. For additional information on MappointAsia, please visit www.mappointasia.com

About Mitsui

Mitsui & Co., Ltd (headquartered in Tokyo) is Japan's largest sogo shosha, or general trading company which covers various business sectors such as Energy, Iron & steel, Power, Chemical, Transportation, Information Technology, Consumer service, etc., with total trade transactions of $28 billion in fiscal year of 2004 and a global network of 176 offices in 80 countries, and has 723 subsidiaries and associated company worldwide. Especially in the IT, electronics and telecommunication business sector, Mitsui & Co., aims for social contribution by acting as a shareholder of MappointAsia and by creating new core business and satisfying market, in car navigation, GIS and LBS based services around Asian countries.

For further information, please contact:

Tele Atlas
Sophie Abeele
Porter Novelli (Press relations for Tele Atlas)
Phone: +32 9 223 88 10

sophie.abeele@porternovelli.be

MappointAsia Malaysia
Mr. Yap Seng Peng
Director of Marketing
Phone: +60 3 6274 5514
mpam@streamyx.com

MappointAsia Thailand
Mr. Pataisan Bodhidatta
Managing Director
Phone: +662-209-9112
pataisan@mappointasia.com

Mitsui
Mr.Makoto Ichikawa
General Manager, Mobile Service Business Department
Mobile Service Division
Phone: +81 3 3285-4226
Ma.Ichikawa@mitsui.com

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Tele Atlas Teams with Cobra Electronics to Feature Real-Tim Navigation Device

Cobra, a Tele Atlas partner, announced a partnership with the con time traffic on the Cobra NAV ONE 4500 portable navigation devic Channel Radio, Tele Atlas will provide up-to-the minute informatio congested roads and construction zones in 48 major metropolitan country, covering nearly 70 percent of the U.S. population.

To read more about this announcement, please see the following l
http://www.cobra.com/index.php?page=corporate/fset_invest&id=1&ps_session=9775090ca5f475e

Karen McGinty
Sr. Public Relations &
Industry Analyst Relations Specialist
Tele Atlas North America
Phone: 603-643-0330, x3271
Karen.McGinty@teleatlas.com
www.teleatlas.com

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About Cobra Electronics
Cobra Electronics Corporation (Nasdaq: COBR) is a leading global manufacturer of communication and navigation products, with a track record of delivering innovative and award-winning products. Building upon its leadership position in the GMRS/FRS two-way radio, radar detector and Citizens Band radio industries, Cobra identified new growth opportunities and has aggressively expanded into the GPS, mobile navigation and marine markets over the last year. The Consumer Electronics Association, Forbes and Deloitte & Touche have all recognized Cobra for the company's innovation and industry leadership.

Looking to the future, Cobra will maintain focus on its growth strategies, which are:

- Develop leadership positions in high growth markets
- Expand distribution
- Expand internationally into previously under-served markets
- Make strategic acquisitions

Investment Merits
Market leader
Cobra holds the number one or strong number two position in every market in which it does business.

Growth opportunity
One of Cobra's leading businesses is in the large and growing Family Radio Service radio market, which is expected to grow by more than 30 percent to $550 million by 2005. In the second quarter of 2003, Cobra will enter the rapidly expanding handheld GPS marketplace, which is expected to grow to $920 million by 2005.

Clear growth strategy
Cobra's strategy is to develop leadership positions in high growth markets, expand distribution, expand internationally, and make strategic acquisitions.

Competitive advantages
Cobra maintains its market dominance by maximizing its competitive advantages of being a product innovator, applying cutting-edge technologies, and utilizing its strong distribution network. Cobra owns substantial and valuable "real estate" on many retailers' shelves.

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BBC NewsOnline Highlights Tele Atlas in Personal Navigation Trends Article

Demonstrating its expertise in the growing field of personal navigation, Tele Atlas was featured recently in a BBC NewsOnline article. The story focused on how dramatically the satellite (or personal) navigation market is exploding, and what some of the benefits from the devices are for different types of drivers and hikers. View the article here courtesy of BBC NewsOnline http://news.bbc.co.uk/1/hi/magazine/4124760.stm.

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Mio Tech, NAVIGON & Tele Atlas market latest personal navigation systems

Mio268 and Mio269 GPS/multimedia devices combine popular navigation software from NAVIGON with Tele Atlas digital map data for broad European coverage

Brusseghem & Ghent (Belgium), Hamburg (Germany), June 20, 2005 – Tele Atlas, a worldwide leading provider of digital map data and other geographic content, announced today that it has teamed with Mio Technology and NAVIGON GmbH to bring next-generation personal navigation (PNAV) systems to the European market. As the leader in the PNAV category, Tele Atlas is supplying digital maps for more than 20 European countries packaged with Mio Technology's latest products, the Mio268 and Mio269, and the popular navigation software from NAVIGON.

Both of these navigation systems are quite unique on the market today, as they offer navigation versatility — for use in-car, on a cycle or on foot, combined with the pleasure of an integrated MP3 player. The systems feature a built-in GPS antenna and up to 4.5h autonomous operation for cyclists and walkers. The Mio268 carries its maps on compact memory cards and comes with maps of the purchaser's region, e.g. Benelux or Spain and Portugal, while the Mio 269 has the entire Tele Atlas European map dataset pre-loaded on its 2.5MB hard disk.

"To provide the best available features and product experience to the end-users, Mio Technology selected NAVIGON and Tele Atlas as partners. Without a doubt, the flexibility of NAVIGON's navigation application, combined with Tele Atlas' extensive map coverage and accurate data allow our own technology to reach its full potential", says Paul Notteboom, Managing Director Mio Technology Europe.

"Tele Atlas is consolidating and expanding its leadership in the personal navigation market by building strong and durable partnerships with innovative companies such as Mio Technology," adds Jack Reinelt, Managing Director and COO Europe of Tele Atlas. "We provide highly accurate and continuously updated data on the street and interconnecting road networks, enabling precise turn-by-turn route guidance on nearly all Western European roads and a rapidly growing percentage of Central and Eastern Europe."

The personal navigation market is expanding dramatically, tripling in size in Europe in the last 12 months. This success is driven by the convenience and flexibility at reasonable prices offered by systems such as these latest products from Mio Technology.

Tele Atlas is the European leader in supplying map data for personal navigation systems. A powerful performance in Europe, where personal navigation is becoming a mass-market success, and strong expansion in the US, where personal navigation is now making an impact, means Tele Atlas shipped more than 1.5 million digital maps for personal navigation in the past 12 months.

The NAVIGON Mobile Navigator software is the foundation of the smart and reliable MioMap CE navigation software, linking Mio Technology's personal navigation devices to the Tele Atlas digital maps. NAVIGON CEO Peter Scheufen comments: "The launch of the exciting Mio268 and Mio269 products is another milestone in the close relationship between NAVIGON, Mio Technology and Tele Atlas. These Mio Technology devices combine excellent hardware design, user-friendly interface and the outstanding performance of NAVIGON's software application, as well as Tele Atlas' superior map data and content. We feel proud to be part of this expanding business opportunity by making the Mio 268 and Mio 269 '*directed by NAVIGON*'."

The practicality of personal navigation with the Mio268 and Mio269 is enhanced by the wealth of traveller-oriented information packed into the POI (point of interest) database that comes with every Tele Atlas digital map. These databases list and locate a wide range of useful venues such as hotels and restaurants, train stations and airports, petrol stations and parking. Combined with turn-by-turn navigation instructions, they save travellers time and trouble, and greatly reduce stress levels. With personal navigation you know where you are, where you want to be, and how to get there.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

About Mio Technology

Mio Technology Limited was founded in 2004 and operates in China, Taiwan, the United States, Japan, Korea, and Europe. Knowing that mobile lifestyles and mobile communications will soon become a fundamental part of everyday life, the company focuses on developing tools that will make this possible. Its core activity is the *production and marketing of Mio DigiWalker™ mobile communication products*, such as smartphones, pocket PCs and 'autonomous' GPS systems. IDC figures show Mio Technology as the fourth-largest manufacturer of PDAs worldwide, and Canalys figures indicate Mio Technology is Europe's second-largest supplier of portable navigation devices.

About NAVIGON

NAVIGON GmbH broke new ground with the development of the word's first mobile GPS Navigation system and continues to set quality standards with its product range. It is Europe's leading company in the mobile navigation sector (according to Canalys 2005). With head offices in Hamburg (Administration) and Wurzburg (Development), the systems manufacturer employs more than 150 staff. NAVIGON is also active with a local sales organisation in Mid and Western Europe plus the US and Canada. The core of the company's philosophy is mobility for people and businesses, constantly, everywhere. Mobility which is simple to plan, efficient, comfortable and safe. NAVIGON's products are compatible with all hardware platforms and are built to the highest standards. For more information, please visit www.navigon.com.

For further information, please contact:

Tele Atlas

Sophie Abeele
Porter Novelli (for Tele Atlas Europe)
Phone: +32 9 223 88 10
Email: sophie.abeele@porternovelli.be

Karen McGinty
Tele Atlas North America
Phone: 603-643-0330, x3271
Email: karen.mcginty@teleatlas.com

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Tele Atlas wins Telematics Update Award for mobile mapping technology co-developed by PPWK GeoInvent and Tele Atlas

Gent, Warsaw & Vienna – June 15, 2005 – The winners of the third annual Telematics Update Awards were announced mid-May during the Telematics Update Detroit 2005 exhibition. The Telematics Update Awards is the only event of its type to recognise the best and brightest - both companies and individuals - for their outstanding performance and achievements in their fields.

Tele Atlas, a leading global provider of digital map data and other geographic content took home the highest accolade for mobile mapping technology in the category Best Technology/Telematics Solution.

Mobile Mapping has been introduced successfully in Western Europe in the second half of 2004 and has positioned Tele Atlas as the leader in the navigation database collection process. Thanks to this new technology, co-developed by PPWK GeoInvent and Tele Atlas, the updating process gained substantially in speed and precision to match the continuously increasing demands of navigation data users.

"Tele Atlas and PPWK GeoInvent have been working very hard to develop this cutting edge technology that succeeds in gathering constantly changing road data rapidly and precisely," said Jack Reinelt, Managing Director and COO of Tele Atlas Europe. "Winning an award for the mobile mapping technology at Telematics Update is further validation of our efforts and the success of our collaboration."

"We are delighted to see our partner winning an award for bringing to the navigation world a substantial innovation for the benefit of millions of users of Tele Atlas data." said Stefan Dunin-Wasowicz CEO of PPWK GeoInvent.

Tele Atlas now has 20 mobile mapping vehicles that are gathering data continuously. Thirteen of these are camper vans to maximise data collecting time in less populated areas.

Tele Atlas and PPWK GeoInvent are working together to further develop this technology and evaluate new fields of application. The recently released by PPWK GeoInvent MMS 3D adds additional dimension to the data capture and extraction process. Both companies are also working together to expand the coverage of Tele Atlas data namely in Eastern European countries. The work has started with the connector network linking capitals and major cities in Central Eastern Europe between each other and with Western Europe on one side and Russia and Turkey on the other

side.

About PPWK GeoInvent

PPWK GeoInvent is a spatial information engineering company and develops innovative solutions for geo data collection, data models for the localization services (navigation, vehicle tracing, object localization) and data models supporting engineering and spatial planning. The company offers services Europe wide in the field of GIS (data collection, geo-coding, NMT analysis, modelling). Provides solutions in geomarketing and is developing technologies for enterprises and consumers (internet solutions, PC applications, PDA applications, cellular phones applications). Visit www.geoinvent.com for more information on PPWK GeoInvent.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com

For further information, please contact:

PPWK GeoInvent
Krzysztof Miksa
Mobile Mapping Development Director
PPWK GeoInvent
Warsaw, Poland
Mob: + 48 695 40 60 53
Phone: + 48 42-6649377
Fax: +48 42-6649370
mk.miksa@ppwk.pl

Tele Atlas:
Brenda Sivewright
sr. Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press agency
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

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Tele Atlas and Wayfinder Systems Strengthen Bonds through Expanding Global Relationship
Collaboration Extends Navigation Solutions for Worldwide Wireless Market

June 13, 2005, LEBANON, NH – Tele Atlas, a leading global provider of digital map data and other geographic content, and Wayfinder Systems AB, the world's premier provider of mobile phone navigation for wireless phones, have solidified their growing European and North American partnership through an expanding collaboration designed to extend navigation solutions in the global wireless market.

Through relationships with leading telecommunications companies such as Nokia, Telefonica and A1, Wayfinder and Tele Atlas are making a significant impact on the growing mobile phone-based navigation market across the globe by providing highly accurate, turn-by-turn digital map content.

"At Wayfinder, we depend on Tele Atlas as a backbone to our business, and consider them a huge part of our success," said Magnus Nilsson, CEO, Wayfinder Systems. "We know we can rely on the accuracy of their map data, the timeliness of their content updates, and the rich feature set they provide to ensure that our navigation solutions are the best on the market worldwide."

In June, Wayfinder will bring the latest version of its "star product," the Wayfinder NavigatorTM to the United States following its successful launch in Europe. Wayfinder Navigator is an application designed for mobile phone users to navigate and indicate their position on a digital map, guide them with voice instructions and assist them in finding street addresses, hotels, restaurants and other points of interest (POIs). This application is updated on a regular basis, so users have automatic access to the latest Tele Atlas maps.

As a follow-on to its successful Symbian OS route guidance and navigation systems, Wayfinder will also launch a full navigation product for Java-enabled mobile phones in October 2005, with functionality that is every bit as compelling and useful as that on Symbian-based phones. These new systems will also rely on Tele Atlas maps to deliver on their promise of a unique user experience.

"The Tele Atlas/Wayfinder relationship has been ideal from the beginning, enabling both companies to share the entrepreneurial goal of bringing navigation solutions to an ever- increasing number of mobile phone users around the globe," said Alain De Taeye, founder and CEO of Tele Atlas. "We look forward to continuing our alliance as Wayfinder grows and puts increasing numbers of Tele Atlas digital maps in the hands of consumers everywhere."

The partnership between Tele Atlas and Wayfinder continues to result in increasing choice for wireless subscribers worldwide, as exhibited by the following examples:

Wayfinder's Navigator application is bundled with the Nokia Wireless Bluetooth GPS Module, as well as with Nokia mobile phones employing the Series 60 Symbian OS. The Wayfinder Navigator uses a GSM or 3G network connection to perform searches, or maps may be downloaded from a PC. Mobile phone users receive the service free for one month.

Austrian carrier A1 is offering Wayfinder navigation to all of its subscribers on a daily or monthly basis. This arrangement allows users greater flexibility than other available plans which are limited to a one-month or multiple-month agreement. A1 is also notable as the first carrier to sign with Wayfinder.

Wayfinder offers a branded route navigation service through a relationship with Telefonica in Spain. Mobile phone users can purchase the service on a monthly basis.

About Wayfinder

Wayfinder Systems AB is the leading provider of mobile navigation systems for Smartphones. Wayfinder was started as a research project within Ericsson, and was spun off as an independent company in 1995, with headquarters in Lund, Sweden. Since then, Wayfinder Systems AB has grown continuously and has become the leading supplier of navigation products and services for Smartphones. Wayfinder Systems AB cooperates with leading telecommunication companies, such as Nokia, SonyEricsson, Telefonica and A1/Vodafone as well as with the leading provider of digital maps, Tele Atlas.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

PRESS CONTACTS:

Karen McGinty
Tele Atlas North America
Phone: 603-643-0330, x3271
Email: karen.mcginty@teleatlas.com

Sophie Abeele
Porter Novelli (for Tele Atlas Europe)
Phone: +32 9 223 88 10
Email: sophie.abeele@porternovelli.be

Ebba Lövenskiold
Wayfinder Systems
Phone: +46 (0)46 2882 212
Email: ebba@wayfinder.com

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Tele Atlas and TomTom Announce Three-Year Extension to Global Agreement

Worldwide leaders in personal navigation (PNAV) extend technology and distribution partnership covering most popular TomTom platforms

June 7, 2005, Gent, Belgium and Amsterdam, Netherlands -- Tele Atlas N.V., a leading global provider of digital map data and other geographic content, and TomTom, a leading navigation solution provider, jointly announced that the companies have extended their technology and distribution agreement through the end of 2007. Under the agreement, Tele Atlas will remain the key provider of digital maps and other content such as Points of Interest (POIs) to TomTom for its use in the TomTom GO, TomTom Navigator and TomTom Mobile platforms throughout Western Europe and North America.

The agreement is an extension of a master agreement in place between the companies since 1997. Under the terms of the agreement, which is worldwide in scope, TomTom will continue to use Tele Atlas maps in its most popular product lines for those navigating in the automobile and on foot.

"TomTom and Tele Atlas have been close partners since the mid-1990's, when the entire personal navigation category was highly speculative and in its formative stages," said Alain De Taeye, Tele Atlas founder and CEO. "The TomTom team has taken an innovative vision and turned it into a successful business reality on a worldwide basis. We are extremely pleased that they have chosen to continue with Tele Atlas as their technology supplier and business partner as they expand their product lines and market presence around the world."

"In order to become successful in a new market, one needs much more than great technology," commented Harold Goddijn, TomTom chief executive officer. "We have worked closely with Tele Atlas over the years as our digital map and geographic content partner, and we continue to work with them in distribution channel development and in building strong business relationships in all our major markets. That spirit of partnership gives us the confidence to extend our agreement for the next several years."

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate

reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

About TomTom
TomTom BV is a leading provider of personal navigation products and services. TomTom's products are easy-to-use and include all-in-one navigation devices, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, France, Taiwan and the USA in Concord, Massachusetts. TomTom's products are sold through a network of top retailers in 16 countries. To learn more about TomTom, visit: www.tomtom.com.

Press Contacts:
Karen McGinty
Tele Atlas North America
Phone: 603-643-0330, x3271
Email: karen.mcginty@teleatlas.com

Sophie Abeele
Porter Novelli (for Tele Atlas)
Phone: +32 9 223 88 10
Fax: +32 0 245 18 14
sophie.abeele@porternovelli.be

Scott Johnston
TomTom (Amsterdam)
Phone: +31 (0)20 850 0800
Email: scott.johnston@tomtom.com

Investor Relations Contact:
Jasper Vredegoor
Tele Atlas N.V
Phone: +31 73 640 21 70
Email: jasper.vredegoor@teleatlas.com

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Tele Atlas achieves full certification to automotive quality standard

Digital map provider Tele Atlas in Europe is the first such company world-wide to obtain certification to ISO/TS 16949 for every stage of activity from defining product requirements to after sales service

Hannover (Germany) & Ghent (Belgium), June 2 2005 – Tele Atlas, a worldwide leading provider of digital map data and location content, has received certification to the internationally accepted automotive quality standard ISO/TS 16949 for its European operations, covering the full production process from first discussions with the automotive customer, through product design and development to production, delivery and service. This is a world's first for a digital mapping company.

ISO/TS 16949 was prepared by the International Automotive Task Force (IATF) and Japan Automobile Manufacturers' Association (JAMA). It has world-wide recognition in the automotive industry.

"Certification to this international automotive standard demonstrates the unconditional commitment of Tele Atlas to superior quality. It also shows to major car manufacturers and systems providers that Tele Atlas is a reliable supplier, fully compatible and with a complete understanding of automotive quality practices," says Jack Reinelt, Managing Director and COO Europe of Tele Atlas.

"Automotive customers expect Tele Atlas to provide the richest possible map content, with the highest possible accuracy and fresh data, delivered on time and at a reasonable cost. Achieving this requires a strong Quality Management System (QMS) and that is what we have built at Tele Atlas. To prove it we asked BVQI to audit our QMS against this stringent automotive standard. I am proud to say that we received high marks in every part of our processes. In addition to internal processes, certification includes our data gathering activities for preparing the digital maps, our processes for selecting suppliers, our ability to manage adverse incidents in the unlikely event that they should occur and our processes to take and use feedback from customers on map contents. Certification to ISO/TS 16949:2002 clearly endorses the Tele Atlas commitment to quality."

At quality certification organization BVQI, Peter Bonnaerens comments, "Tele Atlas is the first digital mapping company to achieve full ISO/TS 16949:2002 certification for its entire sequence. Certification demonstrates the successful implementation of a management system to all parts of the organization that impact on a customer's experience with this supplier — from the initial sales contact to the final invoicing and delivery."

Achieving the ISO/TS 16949:2002 certification is a very important milestone for Tele Atlas and its partners. It means that Tele Atlas is also certified ISO9001, the international standard for quality management systems applicable for the whole industry. Personal Navigation partners will also benefit from it as this ISO certification will guarantee those companies, who are increasingly active in the automotive sector, the necessary quality to serve their clients better.

Tele Atlas already achieved the ISO 9001:2000 certification in the US in 2001. It's the most rigorous ISO certification process in the US and includes every aspect of Tele Atlas processes.

Audits by BVQI for certification of Tele Atlas in Europe took place in early 2005 and certification was completed on 9 May 2005.

Further information for editors

ISO/TS 16949:2002 is an ISO Technical Specification. The International Automotive Task Force (IATF), which consists out of an international group of vehicle manufacturers, plus national trade organizations, and Japan Automobile Manufacturers Association, Inc. (JAMA) wrote ISO/TS 16949:2002 in coordination with the International Organization for Standardization (ISO). This standard, in combination with the Customer Specific Requirements, is the basis of the quality management system requirements used within the automotive industry. It uses as a basis the ISO9001:2000 standard and aligns the existing American (QS-9000), German (VDA6.1), French (EAQF) and Italian (AVSQ) automotive quality system standards within the global automotive industry.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

For further information, please contact:

Tele Atlas
Brenda Sivewright
Senior Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Press Relations
Sophie Abeele
Porter Novelli
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

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Strength of Tele Atlas/TomTom Partnership Results in Top Honors at Telematics Update Show
Both Companies Named Best in Awards Competition Categories

May 25, 2005, LEBANON, NH and CONCORD, MA – Tele Atlas, a leading global provider of digital map data and other geographic content, and TomTom, a leading navigation solutions provider and a close partner of Tele Atlas, took home the highest accolades in their categories at the Telematics Update Detroit 2005 show. Tele Atlas was chosen as the Best Technology/Telematics Solution and the TomTom GO was awarded the prize for Best Navigation Product.

TomTom, which uses Tele Atlas' highly accurate, turn-by-turn digital map content in its GO and other market-leading product families, has enjoyed extraordinary success following the company's launch in Amsterdam in 1991. In large part, it was due to its relationship with TomTom that Tele Atlas shipped over 1.5 million digital maps for personal navigation solutions in Europe and North America last year, placing the company in an ideal position for worldwide leadership in this exploding market sector. These findings were based on market figures for calendar year 2004, compiled by such industry analysts as Canalys (Reading, UK) and IDC (Framingham, MA USA).

"The TomTom GO's features – ease-of-use, portability, and accessibility, coupled with map data and points of interest from Tele Atlas - helped make us winners at the Telematics Update show," said Jocelyn Vigreux, President of TomTom USA. "The strong global relationship the two companies have developed over the years has definitely been instrumental in that success."

"Tele Atlas and TomTom have experienced great momentum in the personal navigation marketplace through mutual respect and hard work," said George Fink, president and COO, Tele Atlas. "Winning awards in our respective categories at Telematics Update is further validation of our efforts and the success of our collaboration."

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From

logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

About TomTom

TomTom BV is a leading provider of personal navigation products and services. TomTom's products are easy-to-use and include all-in-one navigation devices, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, France, Taiwan and the USA in Concord, Massachusetts. TomTom's products are sold through a network of top retailers in 16 countries. To learn more about TomTom, visit: www.tomtom.com.

For further information, please contact:

Karen McGinty
Tele Atlas North America
Phone: 603-643-0330, x3271
Email: karen.mcginty@teleatlas.com

Christine Monaghan
TomTom
Phone: 212-885-0490
Email: christine.monaghan@hillandknowlton.com

Tele Atlas

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TELE ATLAS REPORTS HIGHER GROWTH IN FIRST QUART

- **Worldwide revenue growth: 99%**
- **Higher sales in personal and in-car navigation mark**
- **Personal navigation segment remains strong reven**
- **Indian data production and software development c to Infotech Enterprises Ltd**

's-Hertogenbosch, 4 May 2005 - Tele Atlas, a worldwide leadin data and location content, generated revenues of €40.4 million ir 2005 compared to €20.3 million in the first quarter of 2004, an in revenues rose by 47% to €27.8 million. Sales in the personal nav navigation segments, particularly in the bundled segment, were h aftermarket data products were lower. North American revenues up from €1.5 million to €12.7 million, primarily the result of the ac 2004.

Tele Atlas Group's overall operating result before capitalization, and employee stock option expense (Adjusted EBITDA[1]) for the improved from a loss of €9.4 million to a profit of €0.6 million as a revenues. Capitalization of internally generated databases and to million from €13.3 million in the same period of the previous year result of the revised IFRS board pronouncement IAS 38 and the capitalization for a number of countries in Europe where the data of completion at which activities are focused on maintaining and After adjustment for the impact of the implementation of IFRS 2 a Tele Atlas' after tax net loss for the first three months of 2005 wa compared to €6.3 million for the same period last year.

Net cash flow from operating activities during the first three mont million inflow compared to €6.9 million outflow in the same perioc improvements in Adjusted EBITDA along with a reduction in worl due to strong accounts receivable collections including a €10.0 n license fees by a customer.

[1] Adjusted EBITDA is defined as revenues less cost of revenue, excluding depreciation, amortization, capitalization and employe This is the measure that the Company uses for evaluating busine feels it provides a better representation of the Company's results

Main developments

The personal navigation market continued its strong growth in th
with the introduction of several new products by Tele Atlas' custc
gate5 and MIO-technology Ltd.

In Europe, Audi launched their new A6 Avant with a SiemensVD
navigation system featuring Tele Atlas maps for Western Europe
supplying maps for SiemensVDO systems installed in the Audi A
Continental and Continental GT models. In addition, the new VW
and Polo and the Skoda Octavia have been launched with Tele A
systems. In North America, after extensive quality testing, DENS
Atlas as its map supplier for Canada data. DENSO continues to
North American map supplier for GM products

With the establishment of a joint venture, NaviAtlas, with Chinese
specialist Shanghai ChangXiang Ltd, Tele Atlas is enlarging its g
provide a broad range of international customers with tailored ma
navigation and location based services (LBS).

In the first quarter, Tele Atlas' Indian data production and softwa
operations were transferred to Infotech Enterprises, Ltd. Infotech
outsourcing partner for the past ten years. The transfer of operat
the company with the flexibility and capacity required to process
generated by new, automated technologies such as mobile map
the high quality level required by Tele Atlas' customers. As part c
Atlas has acquired an equity interest in Infotech's publicly traded
George Fink, Tele Atlas President and Chief Operating Officer, w
directors.

Prospects

Management believes Tele Atlas is positioned well for growth in
America. The in-car navigation market continues to grow and the
market is expanding very rapidly as the retail prices of hardware
development of easy to use and easy to install systems continue
increasingly broad audience. Tele Atlas expects rapid unit growth
year, which will be partially offset by declines in map license unit

The integration of Tele Atlas North America and GDT is proceedi
planned July 1, October 1 releases of the Dynamap products to f
will incorporate increasing amounts of data mined from the Tele
June 1 and October 1 Multinet release out of the legacy Tele Atla
that will be supplied to former Tele Atlas customers will also bene
activity on the two databases. The integration to a single product
to be fully completed during the first quarter of 2006.

Key figures

(In millions of euros except for per share information and averag

	2005 - three month period			2004 –
	Total	Europe	USA	Total
Revenues	40.4	27.7	12.7	20.3
Operating result before depreciation and amortization and employee stock option expense (Adjusted EBITDA[1])	0.6	3.3	(2.7)	(9.4)
Operating result (EBIT) [2]	(8.7)	(4.6)	(4.1)	(5.4)

Net result[2]	(9.7)			(6.3)
Average number of employees	1,924	1,2803	644	1,804
Earnings per share	(0.26)			(0.20)

[2] The operating result and net result for the three months ending 2005 have been adjusted to reflect the implementation of IFRS 2 Payments.

[3] Includes headcount of operations in India.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of di location content for a variety of navigation services, location-bas geospatial products and database solutions. Tele Atlas' database reproduction of today's street network, enabling turn-by-turn rout percentage of European, U.S. and Canadian roads. Tele Atlas' c navigation systems and its open system design have placed the the heart of both consumer and business-to-business application logistics and marketing to traffic and fleet management, in almos business and consumer world, Tele Atlas has built a reputation a pioneer and leader in the digital map industry. The company is lis Standard Index of the Frankfurt Stock Exchange. For more inforr www.teleatlas.com

For further information, please contact:

Jasper Vredegoor, Tele Atlas Investor Relations manager
GSM: +31 (0) 6 52 32 52 89
Tel.:+31 (0) 73 640 2170
Fax: +31 (0) 73 640 2122
jasper.vredegoor@telatlas.com

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Tele Atlas NV converts loan into Ordinary Shares

's-Hertogenbosch, May 10, 2005 - Tele Atlas, a worldwide leading provider of digital map data and location content today has entered into an agreement with shareholder International Asset Management (IAM) to convert a contingent loan into ordinary shares. The loan, which was created in connection with a legal restructuring of the Tele Atlas Group in January 2000, was payable upon realization by Tele Atlas of potential tax benefits resulting from the depreciation of certain assets contributed by IAM in the restructuring. The total amount of the contingent loan, assuming full realization of the tax benefits, was €33 million. The €20 million amount for the loan carried on the Tele Atlas balance sheet represented the amount expected to be payable to IAM during the ten year term of the agreement. As of March 31, 2005, €2 million in benefits had been realized by Tele Atlas and was currently payable under the loan agreement.

Pursuant to the conversion agreement, the loan will be valued at €17.5 million which is the fair value of the loan as determined by the company's board of directors. Tele Atlas will issue 1,466,768 ordinary shares in connection with the conversion which was determined based on the April 18, 2005 closing price of the company's shares on the Xetra exchange. Upon conversion, all payment obligations under the loan (including for payment of the currently payable amount of € 2 million) will cease to exist.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation services, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics and marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. The company is listed on the Prime Standard Index of the Frankfurt Stock Exchange.
For more information, please visit www.teleatlas.com

For more information contact:

Jasper Vredegoor, Tele Atlas Investor Relations manager
GSM: +31 (0) 6 52 32 52 89

Tel.: +31 (0) 73 640 2170
Fax: +31 (0) 73 640 2122
jasper.vredegoor@teleatlas.com

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Tele Atlas and Belgian Cartographic Institute sign cooperation agreement

Cooperation with the Belgian national map making body will enrich detail and increase update frequency for Tele Atlas

Ghent, April 20, 2005 - Tele Atlas, a worldwide leading provider of digital map data and location content, has today signed a licence agreement with the Nationaal Geografisch Instituut/Institut Geographique National of Belgium (NGI-IGN), the Belgian national map making body. The agreement was approved by the NGI-IGN Supervisory Board and by the Executive Board of Tele Atlas.

The licence agreement authorises Tele Atlas to use the ortho photos and raster maps of NGI-IGN when preparing digital maps of Belgium. These will bring significantly greater detail to the Tele Atlas maps and enable Tele Atlas to update its digital database of Belgium regularly.

About NGI/ IGN

The Belgian National Geographic Institute (NGI) became a type B semi-governmental organisation in 1976, under the wing of the Ministry of Defence.
The NGI has a long tradition, going back to 1831, of creating and distributing basic topographical maps of Belgium.
In keeping with the scientific and technical developments of recent decades, the NGI has adopted digital cartography, whereby the emphasis is on the exploitation of a national topo-geographical data bank and ensuing products, such as vector data on various scales, grid information and paper maps.
The data are structured in such a way as to enable potential users to make optimum use of them.
NGI products therefore find their way into various applications using geographical data, both in digital and in paper form.
Much more information can be found on the website: www.ngi.be

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major

navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com (in Europe) or www.na.teleatlas.com (in North America).

For more information contact:

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press relations
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

Tele Atlas

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Tele Atlas Surges to Leadership Position in Digital Maps for Personal Navigation

Company Poised to Take Worldwide Lead as Category Growth Exceeds 180% Worldwide

Boston, MA, USA, April 19, 2005 - Tele Atlas N.V., a leading global provider of digital map data and other geographic content, today announced that it has taken the European lead in digital maps shipped into the burgeoning market for personal navigation (PNAV) solutions, and that its partners are making increasing headway in the North American market. Based upon market figures for calendar year 2004, compiled by such industry analysts as Canalys (Reading, UK) and IDC (Framingham, MA USA), Tele Atlas shipped over 1.5 million digital maps for PNAV solutions in Europe and North America last year, placing the company in an ideal position for worldwide leadership in this exploding market sector.

Market statistics in Europe showed Tele Atlas' continued strong position, where overall PNAV shipments tripled between 2003 and 2004. In this market, Tele Atlas' growth was led by strong partnerships with such leading vendors as TomTom, ViaMichelin, and Navman.

"2004 marked a watershed year in navigation, as it really became a mass-market success, particularly in Europe," commented Chris Jones, Director and Senior Analyst for the Mobile Device Analysis and Mobile Navigation services at Canalys. "We see the market continuing to gain momentum in 2005 and beyond, as it reaches new consumers and into new geographies."

In North America, many of Tele Atlas' European partners began making an impact in 2004, joining domestic suppliers such as Horizon Navigation, Pharos Science & Applications, WaveMarket, and Lowrance Electronics. Although starting from a smaller base, market figures indicate a doubling in PNAV units shipped in North America during the year.

"As we've tracked the growth of the personal navigation market in Europe, it's clear this category will experience a similar surge in North America," said Alex Slawsby, Senior Analyst on the Worldwide Mobile Device research team at IDC. "Such growth will result in significant demand for digital map data in North America and internationally, as consumers see the relevance and necessity of personal navigation devices."

"In many ways, the growing success of personal navigation is the validation of twenty years' hard work," said Alain De Taeye, Founder and CEO of Tele Atlas. "To ship in

these volumes, consumer solutions require maps and other content that are complete, accurate, and timely, and that lend themselves to intuitive display and manipulation. Our partners in this space have delivered a level of functionality and cost effectiveness that has captured consumers' imaginations and wallets."

"The high quality of Tele Atlas maps in Europe and North America has been a key component in TomTom's delivery of easy-to-use, portable, and accessible navigation solutions to customers," said Harold Goddijn, TomTom Chief Executive Officer. "We look forward to continuing to work with Tele Atlas to capitalise on the explosive growth in this market."

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. Tele Atlas (TA6) is listed on the Frankfurt Stock Exchange in the Prime Standard segment. For more information, please visit www.teleatlas.com.

For more information contact:

Karen McGinty
Tele Atlas North America
Phone: 603-643-0330, x3271
karen.mcginty@teleatlas.com

Brenda Sivewright
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli (for Tele Atlas Europe)
Phone: +32 9 223 88 10
Fax: +32 0 245 18 14
sophie.abeele@porternovelli.be

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Tele Atlas pioneers navigation maps for Russia

Co-operation with Roskartographia enables Tele Atlas to take a major step into one of the most important countries in Europe

Hannover (Germany), March 10, 2005

Tele Atlas, a worldwide leading provider of digital map data and location content, has established a close co-operation with the Roskartographia agency, which is supervised by the Ministry of Transport in Russia. The result is that Tele Atlas is uniquely able to provide navigation maps for driving in Russia in a joint project under the supervision of the Ministry, an essential factor in map making of Russia.

The first map, to be available in April 2005, is of the city of Moscow. It covers the ten districts of Moscow, which includes ten million people. St Petersburg will follow in autumn, 2005 and Tele Atlas map coverage will be extended steadily to take in further important centres of population and commerce across this vast country.

Tele Atlas began its co-operation with Roskartographia in 2004. Together they combined the excellent map information of Roskartographia with the technology and know-how of Tele Atlas to produce a digital map of Moscow. As with all Tele Atlas digital mapping, the Moscow map is compatible with a wide range of navigation systems and this move opens the way for in-car navigation in the rapidly expanding Russian market.

"Russia has an outstanding culture of quality map production and we are delighted and privileged to be co-operating with Roskartographia," says Jack Reinelt, Managing Director and Chief Operation Officer for Europe of Tele Atlas. "We consider this Russian project to be both highly important and extremely successful in our continuing expansion of coverage to the East of Europe. Russia is immense and navigation information is vitally important for drivers there. We have ambitious mutual plans to achieve an all-Russia coverage."

Viktor Alexandrov, Vice President of Roskartographia comments, "Co-operation with Tele Atlas enables us to produce navigable maps that meet international standards. Having these maps available opens the way for Russian and other navigation system vendors to launch their products on the Russian market within 2005. When that happens we can put our map information conveniently at drivers' fingertips to make route finding simpler and safer."

About Roskartographia

The Federal Agency of Geodesy and Cartography of Russia (Roskartographia) is an authority in cartography and geodesy of Russia and provides governmental services and licences in these areas. Roskartographia is supervised by the Ministry of Transport of the Russian Federation. Since its creation in 1919, Roskartographia has focused a great deal on creating and publishing Russian topographic, thematic and special-purpose maps and atlases, which provided high-quality cartographic and geodesy support for the Russian economy and defense. Recently, Roskartographia has been paying a lot of attention to the creation of topographic and geodesy systems for the development of navigation infrastructure in order to ensure effective and safe transport operations in Russia.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit **www.teleatlas.com** (in Europe) or **www.na.teleatlas.com** (in North America).

For more information contact:

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press relations
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

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Heightened map quality and extended coverage from Tele Atlas takes TomTom navigation further ahead

New countries, new features and fully updated road details make TomTom a must-have in convenient personal navigation

Hannover (Germany), March 10, 2005

Tele Atlas, a worldwide leading provider of digital map data and location content, and TomTom, Europe's leading navigation solution provider, feature their pace-setting partnership on stand C53, Hall 11, at CeBIT 2005.

The focus of attention will be the new maps for TomTom users, where Tele Atlas detailed research is bringing them a wealth of new information that is fully up-to-date for roads throughout Europe. And if you are travelling to the United States, the entire US is available to fit on a 1 gigabyte memory card - just sit back and cruise.

Two new countries, Poland and the Czech Republic, are added to the TomTom European navigation atlas. In addition, there are 78,500 km of new roads and 128,330 new points of interest (POIs) that bring the extra dimension to personal navigation. More than simply finding your way, navigation with TomTom systems and Tele Atlas maps enriches travel because you know where you are, where you want to be and how to get there. Travel time is saved, as is time spent searching for restaurants, shops, service stations and many other locations that are important when you need them.

For extra convenience, seven-digit post codes can now be used in the UK to pin down destinations quickly, simply and precisely, especially when the house number is added. Likewise, the six-digit post codes can be used in the Netherlands.
Enhanced Tele Atlas maps are available for the new TomTom GO Range, the all-in-one car navigation solution, TomTom MOBILE 5 for advanced mobile phones, TomTom RIDER, the all-in-one navigation solution for motorcycles and scooters and TomTom Navigator 5 for PDAs.

About TomTom

TomTom BV is a leading provider of personal navigation products and services. TomTom's products are easy-to-use and include all-in-one navigation devices, as well as navigation software products which integrate with third party devices such as PDAs and smartphones. TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom, France and USA. TomTom's products are sold through a network of top retailers in 16 countries. To learn more about TomTom, visit: **www.tomtom.com**.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit **www.teleatlas.com** (in Europe) or **www.na.teleatlas.com** (in North America).

For more information contact:

Tele Atlas
Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press relations
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

Tele Atlas

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Tele Atlas MultiNet 2005.1: more details, more countries, more features

Latest release of Tele Atlas MultiNet Europe has 100% STNW in France and Italy, adds four new countries, boosts inner-city details and enriches POIs

Ghent, April 12, 2005 - The Tele Atlas MultiNet 2005.1 release of digital map data for Europe passes several important milestones in coverage.
A worldwide leader in digital map data and location content, Tele Atlas now offers its application partners 100% street network coverage (STNW) in two more major European countries - France and Italy. These join Austria, Benelux, Czech Republic, Denmark, Finland, Germany, Norway, Sweden, Switzerland and the UK.
Tele Atlas continues its rapid growth eastwards in Europe with the first 100% STNW coverage of the Czech Republic. Poland has 100% interconnecting network and the STNW has increased to 23%. Progress in mapping Greece means that the major road network there is now fully covered.
Added information in these countries and throughout Europe brings the Tele Atlas MultiNet points-of-interest total to around 1.8 million.

New countries
Tele Atlas adds four new countries for 2005.
Hungary features on the MultiNet for the first time with a remarkable 100% interconnecting road network and the street network for 30 major cities including e.g. Budapest.
The Slovak Republic is represented with a 100% major road network and street network for Bratislava.
In addition, Tele Atlas is offering digital map data for the ten districts of Moscow, covering 10 million inhabitants, and for Istanbul. These features mark its first entry into Russia and Turkey respectively.

Lane information for inner cities
Using MultiNet 2005.1, navigation system suppliers can give their customers detailed lane information for complex interchanges in the central areas of 18 major European cities, including all capitals. This level of information, previously only provided for motorways, enables navigation systems to give enhanced instructions, guiding drivers into the correct lane in anticipation of upcoming manoeuvres; further reducing the stress of driving in unfamiliar cities.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and

dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com

For more information contact:

Brenda Sivewright
Senior Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Press Relations
Sophie Abeele
Porter Novelli
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

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Tele Atlas Integrates High Quality Points of Interest from infoUSA with its Turn-by-Turn Digital Map Database

Collaboration Pinpoints Hotels, Restaurants and other High Use Businesses

Lebanon, NH, April 11, 2005 - Continuing to provide its customers with superior content and location information, Tele Atlas, a worldwide leading provider of digital map data and location content, today announced an enhanced collaboration with infoUSA to incorporate millions of points of interest (POIs) into its digital map database. infoUSA (Nasdaq: IUSA), the leading provider of proprietary business and consumer databases and sales and marketing solutions, validates and verifies that important POIs - such as hotels, restaurants, and gas stations - are in the correct location and contain the right information for its clients.

"Our relationship with Tele Atlas enables us to again team with a leader in geographic content to provide our highest quality POIs," said Vinod Gupta, chairman and CEO, infoUSA. "As the navigation, telematics and location based services markets continue to grow, working with Tele Atlas provides infoUSA with an exciting opportunity to partner with a well established company in those exploding growth areas."

infoUSA provides 12 databases for sales and marketing solutions, and its database of 14 million businesses is the best in the industry. The comprehensive database is matched to Tele Atlas' turn-by-turn digital mapping database, to include both urban and rural POIs. Devices equipped with the combined databases can be used to locate hotels, restaurants, gas stations, ATMs and other businesses quickly and accurately. Truckers and other fleet or logistics operators also benefit from the integrated databases by speeding their delivery processes, thereby improving efficiency and customer satisfaction.

"With the updated and most accurate POIs from infoUSA, we can be assured that our turn-by-turn digital map products contain the best quality high-use categories, such as restaurants and hotels, to lead our customers in the right direction," said Jay Benson, Vice President of Business Planning, Tele Atlas North America. "Given infoUSA's validation and verification process, we know their information is best in class."

About infoUSA

infoUSA (www.infoUSA.com), founded in 1972, is the leading provider of business and consumer information products, database marketing services, data processing services and sales and marketing solutions. Content is the essential ingredient in every

marketing program, and infoUSA has the most comprehensive data in the industry, and is the only company to own a proprietary database of 180 million consumers and 14 million businesses under one roof. The infoUSA database powers the directory services of the top Internet traffic-generating sites, including Yahoo! (Nasdaq:YHOO) and America Online (NYSE:TWX). Nearly 4 million customers use infoUSA's products and services to find new customers, grow their sales, and for other direct marketing, telemarketing, customer analysis and credit reference purposes. infoUSA headquarters are located at 5711 S. 86th Circle, Omaha, NE 68127 and can be contacted at (402) 593-4500.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.na.teleatlas.com (in North America) or www.teleatlas.com (in Europe).

For more information contact:

Karen McGinty
Tele Atlas North America
Phone: 603-643-0330, ext. 3271
Email: karen.mcginty@teleatlas.com

Amit Khanna
President, Licensing, infoUSA
Phone: 402-596-8978
Email: amit.khanna@infousa.com

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Tele Atlas/GDT Canada Announces Significant Investment in Canadian Market with Acquisition of Quebec Digital Map Content

Agreement Greatly Expands Quebec Coverage

MapWorld®, Key Biscayne, FL, April 07, 2005 - Maximizing its coverage of the Canadian marketplace, Tele Atlas/GDT Canada, a leading global provider of digital map data and other geographic content, today announced a significant acquisition of digital geographic data for the province of Quebec. The announcement signals an ongoing commitment to providing high-quality, exceedingly accurate, turn-by-turn mapping data of Canada's most populace provinces.

The digital geographic content is slated to be utilized in an on-going manner as one of many data sources Tele Atlas uses in its data build and maintenances processes. Users will benefit from the data acquired immediately and in upcoming releases of Dynamap®/Canada and other products.

"Tele Atlas/GDT Canada has always been committed to the Canadian market, and with this acquisition, we are better able to provide the most highly accurate digital map content to our customers in Quebec," said John Cassidy, GIS Market Director, Tele Atlas North America.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com.

For more information contact:

Karen McGinty

Tele Atlas North America
800-331-7881, ext. 3271
karen.mcginty@teleatlas.com

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Tele Atlas provides maps to Guía Campsa guides

Tele Atlas provides maps and route planning in more than 20 European countries to the 2005 Guía Campsa online route planner. This is the first time Guía Campsa has selected Tele Atlas mapping data.

Ghent (Belgium), March 30, 2005 - Thanks to the Tele Atlas digital map data, online users of Guía Campsa can plan travels between towns and cities in 20 different countries and request door-to-door routes between any two locations. Users can choose between shortest or fastest routes, or they can enter their own parameters or give preference to motorways. They can also prepare an itinerary with 'pass-through' points along the way. In addition, information on costs, weather and road reports are available.
Substantial improvements to the architecture of the route computing engine used in the 2005 online route planner bring far greater dynamism than before, and the time needed to download maps has been slashed.

Tele Atlas is a leading global provider of digital maps, with an extensive European coverage of around 437 million inhabitants and most European countries. The maps in its digital library are continuously updated through a combination of survey teams using the new mobile mapping technology, and close links with urban authorities.

The European countries represented on the Guía Campsa travel planning website include Austria, Belgium, the Czech Republic, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Poland, Portugal, Spain, Sweden, Switzerland and the United Kingdom.

The Campsa online route planner (www.guiacampsa.com) is a highly successful service for travellers and tourists in Spain and elsewhere.

In 2005, online users of the Campsa route planner have access to details of some 83,000 towns and cities in more than 20 countries together with over a million points of interest such as cash machines, airports, museums and hospitals.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high

percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com

For more information contact:

Tele Atlas
Brenda Sivewright
Senior Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Press Relations
Sophie Abeele
Porter Novelli
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

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Tele Atlas Transfers Its Indian Operations to Infotech Enterprises Ltd; Enters into Long Term Services Agreement changed on xpose

Next phase of digital mapping automation demands fast, efficient processing of data with ultra high quality

Gent (Belgium) & Hyderabad (India), March 24 2005 - Tele Atlas N.V., a leading global provider of digital map data and other geographic content, today announced that it has entered into an agreement to transfer its Indian technical center to Infotech Enterprises, Ltd. in an all cash transaction. The transaction, which is expected to close within four to six weeks, will significantly boost mapping flexibility and capacity while maintaining the highest quality content for Tele Atlas' customers. Tele Atlas has partnered with Infotech for more than 10 years, and regards this arrangement as the logical next phase of their relationship.

Tele Atlas will also take an equity interest in Infotech in the form of ownership of Infotech's publicly traded common stock. George Fink, Tele Atlas President and Chief Operating Officer, will join Infotech's board of directors. Tele Atlas does not expect the arrangement to have a material impact on 2005 earnings.

Tele Atlas established its Indian operation in 1998, to provide the company with lower cost updating and maintenance of various Tele Atlas map databases and related content, as well as development of the associated software for testing and quality assurance. Between the in-house staff at the Tele Atlas facility and Infotech staff working in conjunction with Tele Atlas, the two companies together have deployed well over 1000 people on Tele Atlas projects in each of the past four years.

"In the past, mapping companies could get by simply driving the roads, but today's digital maps require combining both traditional driving and new mapping technologies,"said George Fink. "We increasingly use new, automated technologies such as Mobile Mapping and compilation, which generate vast amounts of data needing to be processed intelligently, efficiently and with high quality".

Infotech will take control of the Tele Atlas facility in Noida, India immediately, and will operate that facility in fulfilling its commitments to Tele Atlas. Tele Atlas has committed to purchase a minimum of 2.5 million hours of services over the next three years.

"Tele Atlas has established itself as a leader in its market, and its operations in India have played a key role in seizing that leadership position," said BVR Mohan Reddy, Chairman & Managing Director of Infotech Enterprises Ltd. "With the help of its Noida staff, Tele Atlas has built its coverage and accuracy steadily over the years. With

Infotech's consistently demonstrated strengths in quality, systems, processes, tools and technology, we are confident of our ability to provide the high accuracy data Tele Atlas requires to enable them to maintain their leading global position in the market."

Infotech is an SEI CMMi Level 5 company, and is also certified to ISO 9001:2000 standards. The companies have been working together to advance Six Sigma quality processes and the outstanding results have given Tele Atlas the high degree of confidence required to greatly expand the relationship with Infotech.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.teleatlas.com

About Infotech Enterprises Limited

Infotech Enterprises is a twelve -year old, 2400 employee software services company with core competencies in the areas of GIS, engineering design and IT services. The company specializes in software services and solutions for manufacturing, utilities, telecommunications, transportation, retail, financial services, geotechnical and local government markets.

The company has its headquarters and development facilities in India and serves a global customer base through subsidiaries in the UK (Infotech Enterprises Europe), Germany (Advanced Graphics Software GmbH) and USA (Infotech Software Solutions, Inc.). Infotech has also developed a strategic partner network to serve markets in Europe, Japan, Australia, the Middle East and the Asia-Pacific region.

Infotech Enterprises is an SEI CMMi Level 5 company and is also certified to ISO 9001:2000 quality and BS 7799 security standards. It is a public listed company and has attracted globally reputed equity investors like Pratt & Whitney and Walden.

For further information, please contact:

Investor Relations

Tele Atlas

Jasper Vredegoor
Investor Relations Manager
Tele Atlas Europe
Phone: +31 73 640 21 70
Fax: +31 73 640 21 22
E-mail: jasper.vredegoor@teleatlas.com

Infotech Enterprises Ltd

Nand Kishore Bajaj
Executive – Investor Relations
Infotech Enterprises Limited
Phone: +91 40 2335 2464
E-mail: nandakishoreb@infotechsw.com

Press Relations

Tele Atlas

Karen McGinty
Tele Atlas North America
Phone : 603-643-0330, x3271
E-mail : karen.mcginty@teleatlas.com

Sophie Abeele
Porter Novelli (for Tele Atlas Europe)
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
E-mail: sophie.abeele@porternovelli.be

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Tele Atlas Report Annual Results 2004

s-Hertogenbosch, 15 March 2005

- Tele Atlas's operating results 2004 improve
- Revenues €127.7 million, 48% growth over 2003
- Significant improvement in operating result to €-2.1 million from
- Successful acquisition and integration of GDT
- Increased global coverage

Tele Atlas, one of the world's leading developers of detailed digit
€127.7 million for 2004, an increase of 48% over 2003. Europear
to €98.7 million largely due to the rapid growth in the Personal N
American revenues increased by 261% to €29.0 million. Approxi
this increase was the result of the acquisition of Geographic Data
during the year. Excluding the effect of the acquisition of GDT an
revenue growth in North America was 95% compared to 2003. T
from increased sales in the Personal Navigation segment as well
revenues from sales in the North American In-Car Navigation se

Total operating expenses excluding depreciation and amortizatio
from €132.0 million to €148.6 million, a growth of 13%. This incre
by the increase in sales and the acquisition of GDT.

Tele Atlas' overall operating result before capitalization, deprecia
(EBITDA) was a loss of €21.0 million, representing an improvem
compared to a loss of 45.5 million in 2003.

The net result was a loss of €0.4 million, a significant improveme
loss for 2003 which included an impairment charge of €62.0 milli

The net cash outflow from operating activities improved from € 4
€28.5 million in 2004.

Highlights

In April 2004 Tele Atlas acquired Geographic Data Technology Ir
company focused on North America. This acquisition boosted Te
in North America and the combination of the Tele Atlas and GDT
a North American digital map of unsurpassed quality.

Coincident with the GDT acquisition was the significant strengthe
financial base. Tele Atlas raised €175 million ($210 million) to fur
purchase of GDT; the cost of integration; the retirement of €31 m
Atlas shareholders and bank debt; and to provide a firm base for

In North America, Tele Atlas reported its first successes in In-Cai
and Denso. at the beginning of 2004, Pioneer launched the AVIC
media system with navigation, in both North America and Europe
The agreement with Denso resulted in Cadillac deciding to use T
STS model. In Europe, Tele Atlas was selected for the Mercedes
Harman/Becker.

The Personal Navigation market in Europe demonstrated strong
partners, including TomTom, Navman, ViaMichelin and Navigon
growth with the introduction of attractively priced, dedicated, usei
TomTom GO and Navman iCN series. Some of these European
into the US market. In addition, Tele Atlas closed deals with new
such as Pryme Advance, and Foryou General Electronics.

Tele Atlas continues to expand geographical coverage of the dat
from 20 Eastern European countries taking the total world-wide c
countries.

Prospects

Management believes that Tele Atlas is well positioned for growt
has contracts with all leading hardware manufacturers in both the
well as the Personal Navigation markets. In North America Tele /
position through the GDT acquisition.

The In-Car Navigation market will grow as the penetration of sys
increases. The Personal Navigation market is expanding very ra
hardware declines. The development of easy to use and easy to
to attract an increasingly broad audience. Tele Atlas partners suc
ViaMichelin, Navigon and Navman provide the company with a le
market that was strengthened by winning the Navigon account. T
market to grow rapidly in the coming year due to declines in cons
launch of innovative products from existing suppliers and new ma
is well positioned to benefit from this growth.

The integration of the GDT and Tele Atlas databases is proceedi
customers are already benefiting from the combination of the yea
experience of the two companies. GDT had a solid base of custo
navigation segment and in 2004 Tele Atlas entered the North Am
market through Denso and Pioneer.

The Tele Atlas Annual General Meeting of Shareholders has bee
May 9, 2005 and will take place in Amsterdam, The Netherlands.

Key figures

(in millions of	2004 *	2003	2002	20

euros except for per share information and average number of employees)				
Sales revenues	127.7	86.5	78.3	70
Operating result before capitalization, depreciation and amortization (EBITDA)	(21.0)	(45.5)	(49.6)	(6:
Operating Result (EBIT)	(2.1)	(85.7) **	(19.0)	(2
Net result	(0.4)	(87.3)**	(18.6)	(1
Average number of employees	1,904	1,865	1,819	1,
Earnings per share	(0.01)	(2.31)	(0.49)	(0.

*) Results of GDT were included as of acquisition date (July 200
**) including impairment charge of EUR 62.0 million
***) Results of Etak were included as of acquisition date (May 20

About Tele Atlas

Tele Atlas Founded in 1984, Tele Atlas is a worldwide leading pr and dynamic location content for a variety of navigation, location geospatial products and database solutions. Tele Atlas' databas reproduction of today's street network, enabling turn-by-turn rout percentage of European, U.S. and Canadian roads. Tele Atlas' c navigation systems and its open system design have placed the the heart of both consumer and business-to-business application logistics to marketing to traffic and fleet management, in almost business and consumer world, Tele Atlas has built a reputation a pioneer and leader in the digital map industry. For more informat www.na.teleatlas.com (in North America) or www.teleatlas.com (is listed on the Prime Standard Index of the Frankfurt Stock Exch

For further information, please contact:

Tele Atlas:
Jasper Vredegoor
Tele Atlas NV
Phone: + 31 73 640 21 70
jasper.vredegoor@teleatlas.com

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Tele Atlas Showcases its Strength in Exploding Market Segments of Personal Navigation and Wireless at CTIA

Partner Solutions Demonstrate Broad Support of Tele Atlas Digital Maps and Turn-by-Turn Data

New Orleans, LA , March 14, 2005

Exhibiting its broad participation in the mushrooming markets for personal navigation and wireless solutions, Tele Atlas, a worldwide leading provider of digital map data and location content, will demonstrate a host of those solutions at the CTIA Show in New Orleans, March 14-16, 2005. The company and its partners exemplify leadership positions in innovation, quality and service in a category where Tele Atlas has seen unbridled success in both the U.S. and abroad.

Visitors to the Tele Atlas booth (#1357 in Hall B1) will be able to connect with the company's digital turn-by-turn location content through the demo stations on display. This includes the opportunity to select unique points of interest in particular regions of the country, determine real-time traffic speed and flow, and chart locations for various social communities through a blogging site.

"Our partners demonstrate a broad spectrum of current and future applications requiring the highly accurate digital map data that is key to the success of countless wireless and personal navigation solutions," said George Fink, president and COO, Tele Atlas. "Tele Atlas has a reputation for aggregating content for a wide breadth of consumer and enterprise LBS solutions with more cost-effective collection methods and on-demand updates, ensuring the most current data with no compromise in quality."

Since last year, Tele Atlas has seen a jump of 20 times the number of its wireless subscribers using applications with TA data, along with an increase of seven times the number of application developers with deployed applications. The company is working with a stable of new partners who span the imagination, from MapQuest, Rand McNally, Autodesk and Intrado in LBS solutions, to TomTom and Pharos in personal navigation.

"Tele Atlas is confident in its position as the leader in personal navigation solutions worldwide, along with our increasing growth in wireless," continued George Fink of Tele Atlas. "Our partners affirm the power of our map data everyday, and as we continue to expand our coverage around the globe, we feel sure the impact of our location content will only grow."

In addition to WaveMarket and LBS Solution, the following companies will be on display in the Tele Atlas booth:

TomTom

TomTom is a global provider of navigation solutions for mobile consumers. TomTom offers mobile users a broad range of innovative travel products for handheld computers and mobile phones, including personal navigation systems, travel guides and dictionaries. TomTom was founded in 1991 in The Netherlands and has offices in Amsterdam, London, and Concord, Massachusetts. The company's products are sold through a distribution network of top retailers in more than 15 countries. To learn more about TomTom, visit **www.tomtom.com**.

Autodesk

Autodesk Location Services (www.autodesk.com/locationservices), a division of Autodesk, Inc., provides infomobility solutions to carriers and enterprises worldwide. The Autodesk LocationLogic platform and Autodesk Location Connect suite of applications bring personalized, localized, and actionable wireless data services to wired, mobile, and wireless environments. Founded in 1982, Autodesk, Inc., is the world's leading design and digital media creation, management, and distribution company. The company serves a diverse portfolio of markets, including building design, geographic information systems, manufacturing, digital media, and wireless data services. By delivering tools that foster innovation and creativity, Autodesk helps customers throughout the value chain leverage digital design data to work better, faster, and smarter. For more information about the company, see **www.autodesk.com**.

Gate5

Gate5 is a leading supplier of software and services that makes information relevant locally on mobile devices. Gate5's software, like the onboard mobile navigation solution "smart2go" will support all major mobile operating systems. Gate5 has partnered with all major device manufacturers and benefits from an excellent partner network for brand content both in Europe and the U.S., winning such recognition as the Nokia Forum Pro award. Visit **www.gate5.de** for more information on gate5.

Pharos

Pharos Science & Applications, Inc. is a leading provider of portable GPS navigation and location-based services for a variety of markets. The company is a charter member of Microsoft's Mobility Partner Advisory Council, a Qualcomm BREW Elite Developer, and a member of ITS America and CTIA. Pharos products are sold through a network of leading national retail locations and online stores including CompUSA, Fry's Electronics, Dell.com, Toshiba, Amazon.com, SkyMall, MobilePlanet.com, Buy.com and others. For more information, visit **www.pharosgps.com**.

Telcontar

Telcontar is a recognized leader in the location-based services (LBS) industry. Its geo-spatial software platform powers today's most successful LBS applications including mapping, driving directions, navigation, "local search", on-line yellow pages, tracking, trip planning, and real-time traffic information. Its specialty is providing high-volume, rapid response solutions ideal for Internet, wireless and Telematics applications where scalability, speed and reliability are vital. Telcontar clients include Yahoo!, Google, Ask Jeeves, Rand McNally, Motorola, Hutchison Mobile, Pharos, ATX, Networks In Motion and Televigation. Telcontar's application development tools enable customers to uniquely customize the look and feel of their applications to meet their market needs. Telcontar is privately held and headquartered in San Jose, California. For more information, please visit **www.telcontar.com**.

TCS

TeleCommunication Systems, Inc. (TCS) is a leading provider of mission critical wireless data solutions to carriers, enterprise and government customers. TCS' wireless data offerings range from providing location-based Enhanced 9-1-1 services in the U.S. and messaging infrastructure to wireless operators, real-time market data

and alerts to financial institutions, mobile asset management and mobile office solutions for enterprises, and encrypted satellite communications to government customers. For more information visit: **www.telecomsys.com**.

Wayfinder

Wayfinder Systems is the leading provider of mobile navigation solutions on Smartphones. Wayfinder started as a research project within Ericsson 1989 but was incorporated in 1995 and placed with its headquarters in Lund, Sweden. Since then, the company has grown to become the leading provider of end-to-end products and services within the field of Navigation solutions for Smartphones, now available in 13 different languages covering US and Canada, most of Western Europe and Hungary. For its core product the company cooperates with companies such as Nokia, SonyEricsson and Tele Atlas. Innovation and development takes place in Sweden and in India. For more information, visit **www.wayfinder.com**.

HSTC

Homeland Security Technology Corporation (HSTC) partners with leading technology providers to integrate their patented GPS and location tracking solutions with anti-terrorism, security and defense technologies. The integrated solutions provide real-time satellite tracking and monitoring of hazardous materials, law enforcement and military personnel and equipment, as well as border security. For more information, visit **www.hstcglobal.com**.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit **www.na.teleatlas.com** (in North America) or **www.teleatlas.com** (in Europe).

For more information contact:

Karen McGinty
Tele Atlas North America
800-331-7881, ext. 3271
EMAIL: **karen.mcginty@teleatlas.com**

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New Wayfinder Java solution puts Tele Atlas maps on more mobile phones

Wayfinder, the industry leader in navigation for mobile phones, is launching a Java-based Mobile MapGuide, Wayfinder Cities, that will greatly increase the number of mobile phone users able to benefit from phone-based navigation using digitised map and location data from Tele Atlas.

Cannes (France), February 16, 2005

Tele Atlas, a worldwide leading provider of digital map data and location content, is providing digitised map data for Europe and North America to Wayfinder for its mobile phone navigation systems. The latest of these, a purely Java-based service, will be launched at 3GSM, 15 February in Cannes.

"We have responded to a clear market demand for a Java-based service and it will make our navigation services with Tele Atlas map data available to a much larger group of mobile phone users," says Stefan Bengtsson, VP Development and Research at Wayfinder.
Wayfinder is already well established as a supplier of top functionality mobile phone navigation services based on Symbian systems and Tele Atlas data.

"We will continue to develop and supply Symbian systems because of their functionality," continues Bengtsson, "but we and many network providers believe Java is the emerging standard system for popular phones. Offering both options means that within the foreseeable future almost every mobile phone user will be able to benefit from Wayfinder navigation and Tele Atlas map data. The Java solution is an entry-level step and as Java phone functionality progresses, for example with Bluetooth interfaces, we will be ready to supply full GPS navigation guidance in Java as well as we do in Symbian systems."

"Tele Atlas is delighted with this new Wayfinder service because it will make our map data and location information available to so many more people," comments Jack Reinelt, COO and Managing Director Europe of Tele Atlas. "This is another successful example of our partnership with Wayfinder in the Consumer Wireless segments. Together we can make travel more interesting and more efficient for almost everyone."

Wayfinder Cities will provide city maps, route planning and POI information for Western Europe. Users can access details of more than one million POIs in Western Europe alone - hotels, restaurants, museums, service stations and much more. Details include information such as opening hours and telephone numbers. Call to

book your table, then Wayfinder will tell you how to get there.

On the ground Wayfinder Cities uses a GPRS connection to access the frequently updated Tele Atlas data held on the Wayfinder servers and plot the required routes. Because the data is held on the Wayfinder server, navigation is possible even with low-end phones with limited processor and memory capacity.

About Wayfinder Systems

Wayfinder Systems AB is the leading provider of mobile navigation solutions on Smartphones. Wayfinder started as a research project within Ericsson 1989 but was incorporated in 1995 and placed with its head office in Lund, Sweden. Since then, the company has grown to become the leading provider of end-to-end products and services within the field of Navigation solutions for Smart phones, now available in 12 different languages covering most of Western Europe. For its core product Wayfinder EuroNavigator, the company cooperates with companies such as Nokia, SonyEricsson and Tele Atlas.
Visit www.wayfinder.com for further information.

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.
Visit www.teleatlas.com for more information on Tele Atlas.

For more information contact:

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press relations
Phone: +32 9 223 88 10
Fax: +32 0 245 18 14
sophie.abeele@porternovelli.be

Wayfinder Systems
Ebba Lövenskiold
PR Manager
Phone: +46 46 288 22 12
Fax: +46 46 288 22 01
ebba@wayfinder.com

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Tele Atlas enhances POI offering through contract with MI International

Tele Atlas is strengthening its POI offering in 16 countries via a strategic alliance with MI International, a POI specialist with a database of 25 million points of interest relevant to Tele Atlas customers.

Cannes (France), February 15, 2005

In a three-year renewable agreement with Tele Atlas, announced at 3GSM, MI International will be providing points of information (POI) data for 16 European countries and the range will extend in line with the further roll-out of Tele Atlas geographical coverage.

"Customer satisfaction is a top priority for Tele Atlas," states Jack Reinelt, Managing Director & COO Europe at Tele Atlas, "This agreement with MI International, with its important wealth of high quality European POI data, enables us to enhance the options available to our partners in their bid to provide outstanding value for their customers. Also, because MI International will aggregate the data ready for our use, it will release Tele Atlas resources to increase the pace of expansion of our geographical coverage in Europe, where we already are in the lead."

The POIs provided by MI International will be grouped into 11 categories: Government and Public Services, Automotive, Eat & Drink, Lodging, Healthcare, Shopping, Tourism, Leisure, Sports, Nightlife and Business. The Business package alone provides details on Europe's top 750,000 companies.

One of the main resources used by MI International is their unique alliance with D&B (formerly Dun & Bradstreet) which allows MI to integrate D&B's vast information resource with data from other leading European suppliers. MI has selected partners who can not only offer best-of-breed data, but also provide important regular data updates. Details provided with each POI include company name, full address with post code, telephone number where available and a category description in 11 European languages.

"This contract provides MI International with a fantastic opportunity to work with the European market leader in digital mapping," says Dominic Tonner, CEO at MI International. "It represents a strategic partnership for both companies and will allow

us to accelerate and expand growth in this exciting sector. MI International is aware that collecting data is only part of the process. Aggregation is equally important and we have invested significantly in our capacity to perform this function to deliver the most complete and up-to-date European POI database available."

The 16 countries on which MI International will initially provide POI information to Tele Atlas are Austria, Belgium, Germany, Denmark, Finland, France, Ireland, Italy, Luxembourg, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the UK.

About MI International

MI International provides the largest and most comprehensive single source of POI and business data in Europe. Their unique alliance with the world's leading data provider, D&B, allows them to integrate their vast information resource with data from a host of other leading suppliers. With access to over 20 million POI and business records, they are able to provide bespoke data solutions to fit a broad variety of commercial applications.
Visit **www.mi-int.com** for more information on MI International.

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.
Visit **www.teleatlas.com** for more information on Tele Atlas.

For more information contact:

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press relations
Phone: +32 9 223 88 10
Fax: +32 0 245 18 14
sophie.abeele@porternovelli.be

Niki Torrance
Marketing Manager
MI International,
Phone: +44 (0) 1642 356200
niki.torrance@mi-int.com

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Wayfinder, Tele Atlas and ScanSoft Showcase Speech-Enabled Personal Navigation on Mobile Devices

Companies Join Forces for Multimodal Application; Enables Destination Entry and Route Guidance by Voice

3GSM, Cannes (France), February 14, 2005

ScanSoft, Inc. (Nasdaq: SSFT), a global leader of speech and imaging solutions, Tele Atlas, a worldwide leader in geographic databases, and Wayfinder, the world's leading provider of mobile navigation on Smartphones, today announced a three-way partnership to deliver a state-of-art speech-enabled personal navigation system accessible from a mobile device, designed for use in vehicles or on foot.

The application, initially developed for English language users, is based on Wayfinder's Symbian-based Mobile Navigator application, offering map display, route calculation and route guidance functionality. Users can interact with the system through a voice-driven user interface based on ScanSoft's speech solutions, including automatic speech recognition, text-to-speech and its server-based X|mode® Multimodal System, which enables users to interact with their devices using a combination of speech and keypad entry, integrated with map data provided by Tele Atlas. The mobile application enables destination entry by voice, including full address input such as location and street and route guidance based on ScanSoft's RealSpeak Text-to-Speech and high quality pronunciations of Tele Atlas' PhonoMultinet product.

"We are pleased to partner with Tele Atlas and Wayfinder to showcase the advantages of speech over regular keypad entry on mobile devices, as well as the natural user interface design improvements and increased driver safety that ScanSoft's technology can deliver," said Peter Hauser, senior vice president and general manager for ScanSoft International. "This collaboration is another example of our ongoing commitment to deliver innovative speech solutions that meet the unique requirements of the automotive industry."
A demonstration of the jointly developed application will be shown at 3GSM on the Tele Atlas (Hall 3, J27) and ScanSoft (Hall 2, D40) booths.

About Wayfinder Systems

Wayfinder Systems AB is the leading provider of mobile navigation solutions on Smartphones. Wayfinder started as a research project within Ericsson 1989 but was incorporated in 1995 and placed with its head office in Lund, Sweden. Since then, the company has grown to become the leading provider of end-to-end products and services within the field of Navigation solutions for Smart phones, now available in 12 different languages covering most of Western Europe. For its core product Wayfinder

EuroNavigator, the company cooperates with companies such as Nokia, SonyEricsson and Tele Atlas. More information, please visit **www.wayfinder.com**

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.
Visit **www.teleatlas.com** for more information on Tele Atlas.

About ScanSoft, Inc.

ScanSoft, Inc. (Nasdaq: SSFT) is a global leader of speech and imaging solutions that are used to automate a wide range of manual processes --saving time, increasing worker productivity and improving product usability, safety, and accessibility. For more information regarding ScanSoft® products and technologies, please visit **www.ScanSoft.com**

For more information contact:

Wayfinder Systems
Ebba Lövenskiold
PR Manager
Phone: +46 46 288 22 12
Fax: +46 46 288 22 01
ebba@wayfinder.com

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press relations
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

ScanSoft International
Vanessa Richter
Phone: +32 9 239 80 31
vanessa.richter@scansoft.com

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Ghent (Belgium), February 14, 2005

Tele Atlas, a worldwide leading provider of digital map data and location content, and Shanghai ChangXiang Ltd (SIS), a Chinese specialist in information processing and digital mapping, announced today the establishment of their joint venture (JV) partnership, and the approval of the JV by Chinese governenment authorities.

The digital mapping joint venture, to be called "NaviAtlas", combines the world-leading and advanced mapping technology of Tele Atlas with the local market knowledge and detailed know how of SIS. Tele Atlas has previously mapped Europe and North America, as well as selected Asia Pacific nations. Due to this joint venture, it also now includes China in its global product offering. SIS is experienced in the production of digital maps for the Asian market. It is one of only three companies to hold a licence for navigable digital mapping activities in China.

NaviAtlas will convert the Chinese map data produced by SIS to suit the demands of a broad range of international customers, providing them with tailored map data solutions for navigation and location based services (LBS).
"We are delighted to be working with SIS, who we view as a skilled and solid partner," said George Fink, President and COO of Tele Atlas. "China is a market that continues to grow, and we view it as a natural extension to our global map databases."

Ad Bastiaansen, Senior Vice President of Corporate Business Development for Tele Atlas, added, "The NaviAtlas joint venture opens the way to the Chinese market, and takes advantage of the many natural synergies between our companies. We have found our partners at SIS to have business goals and approaches that are highly compatible and complementary; and we look forward to continuing to work closely with them."
"SIS has a thorough understanding of the look and feel of Asian navigation systems because of the extensive mapping activities we already provide, for example to several customers in Japan," said Mr. Gang Chen, CEO of ChangXiang. "Thanks to this joint venture, we will enhance the offering we can deliver to the expanding Chinese navigation market, both consumer and business. At the same time, we can serve customers in China and around the world, improving their ability to conduct business more successfully in China."

NaviAtlas will be based in Shanghai and is scheduled to open its doors for business in February, 2005.

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital

maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.
Visit www.teleatlas.com for more information on Tele Atlas.

About SIS

SIS is a leading provider of digital maps for the Chinese navigation market. In August 2004, SIS acquired one out of three pilot licenses as required by the Chinese Government (i.e. the State Bureau of Surveying & Mapping) in order to create and commercialize Chinese navigable map data.
SIS also provides outsourcing services covering a wide part of the navigation value chain, i.e. map database production, PSF compilation, HMI development, navigation system software development and navigation hardware testing. As an outsourcing company for the production of Japanese map data, SIS has succeeded in creating a digital map of Japan (1:2500 scale) in only 14 months, and US digital map which had already applied in LEXUS car.
SIS plays a key role in map related industry standardization efforts in its capacity of Deputy Director of the Chinese National Navigation Standardization Work Group.

For more information contact:

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press relations
Phone: +32 9 223 88 10
Fax: +32 0 245 18 14
sophie.abeele@porternovelli.be

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Gate5 launches first all-in-one mobile navigation solution based on Tele Atlas data

Smart2Go Personal Navigator using Tele Atlas maps combines immediate, GPS-precise directions with comprehensive listings of travel information

Ghent (Belgium), February 14, 2005

The "smart2go Personal Navigator" is the first mobile navigation system to combine satellite navigation with an extensive travel guide. At the push of a button, the Personal Navigator calculates a route, provides turn-by-turn directions, and displays a 3-D map, provided by Tele Atlas, a worldwide leader in the development of state-of-the-art geographic databases.

Personal Navigator does more than quickly and clearly point out the way from A to B. It can rely on its own database, compiled by Tele Atlas, to offer users a huge list of points of interest like gas stations, banks, parking lots, etc. Whether for hotels or nightclubs, shopping or sight-seeing, smart2go knows the way. On top of that, it presents the user with recommendations updated daily for events in culture, sports and more. Once the requested destination has been found, smart2go makes it easy to send routes by sms or e-mail to friends.

smart2go is a fully fledged satellite navigation system. However unlike current mobile systems that must wait for a connection to an external server to slowly download routes, smart2go uses its own maps, onboard at all times. This means an immediate response and no extra charges while plotting a route. Maps of many European countries and the United States are already available. Locations can be entered through the keypad and the resulting navigation directions are spoken loudly and clearly (available in four languages).

"Our cooperation with gate5 is a prime example of what Tele Atlas can do for customers in the field of maps," says Jack Reinelt, Chief Operating Officer for Tele Atlas in Europe. "We are proud to bring the customer gate5's unique combination of world-class navigation and relevant local information, integrated into an easy-to-use tool for the mobile professional."
smart2go operates on all Smartphones with Bluetooth, SD/MMC slot and Nokia Series60-Standard. Soon, smart2go will also be available for MS Windows Smartphone, PocketPC, Nokia Series 80 and Palm OS.

About gate5

gate5 AG is a leading supplier of software and services that makes information relevant locally on mobile devices. gate5's software, like the onboard mobile navigation solution "smart2go" will support all major mobile operating systems. gate5 has partnered with all major device manufacturers and benefits from an excellent partner network for brand content both in Europe and the US, winning such recognition as the Nokia Forum Pro award.
Visit **www.gate5.de** for more information on gate5.

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.
Visit **www.teleatlas.com** for more information on Tele Atlas.

For more information contact:

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

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Genimap® CityGuide provides Tele Atlas maps and W-Cities POI content of Cannes in Nokia 3GSM WAP-portal

Thanks to Genimap and Nokia, during 3GSM a Tele Atlas city map of Cannes will be available free of charge to Nokia users from the Nokia WAP portal.

Cannes (France), February 14, 2005

Genimap® CityGuide, Nokia mobile phone and the Tele Atlas City Map together make it easy to get where you want to be in Cannes. Users can locate themselves on the Tele Atlas City Guide map of Cannes by looking up known addresses or find W-Cities points of interest (POIs), backed with a wealth of details.

This unique combination of technologies heralds the new era of total mobility with total knowledge of your surroundings. It integrates digital maps and the latest mobile technology in an innovative way with an easy-to-use interface. The Genimap CityGuide is available for all Nokia Series 60 and Series 40 phones. Registered users can access a wide range of geographical information including the full set of Tele Atlas City Maps. Tele Atlas maps can be downloaded from the Genimap's servers onto the Nokia mobile phone wherever you are, as long as you have a network connection. Visitors to 3GSM have the opportunity to test this service on their Nokia mobile phones with a free City Guide for Cannes.

New in town? Log on, download and know your way around! Visit also Genimap stand at 3GSM and get a Series 60 compatible WeatherGuide demo of Cannes.

About Genimap

Genimap.com is provided by Genimap Corporation, based near Helsinki in Finland. Genimap employ more than 100 GIS and mapping professionals. Genimap is the Finnish market leader in customised location information solutions, location-based Internet and mobile applications, and digital and printed map publishing. Genimap has set itself the strategic goal of becoming a leading player internationally in mobile location based solutions.

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.
Visit www.teleatlas.com for more information on Tele Atlas.

For more information contact:

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events

Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press relations
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

Janne Maijala
Channel Sales Manager
Affecto-Genimap Oy
Phone: +358 201 340 476
Janne.Maijala@affectogenimap.fi

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Tele Atlas and TomTom enrich Points Of Interests (POIs) for 3GSM

TomTom navigation systems are made even smarter with extra Tele Atlas POI database

Gent/Amsterdam, February 11, 2005 - Visitors to 3GSM will have an opportunity to make more from their time in the Cannes-Nice region at no extra cost by visiting the TomTom website. Here they can download free a wealth of extra POI data provided by Tele Atlas to enrich TomTom personal navigation systems.

3GSM visitors will be able to augment the POI data of their TomTom navigation systems with thousands of extra items and details for the Cannes region, provided by Tele Atlas.

Added information includes new POIs with additional valuable details including telephone numbers for POIs such as restaurants or hotels. Another new feature is that selections of POIs are categorised, for example shop types have been defined so that the user can more easily and more efficiently check for specific types such as the nearest telecommunications outlet or the nearest camera and photography outlet, a Mexican or a Chinese restaurant and much more.

Totally new POIs include WiFi hotspots for Nice and Cannes. No need to wander around in despair - check your freshly smartened navigation system and get online straight away.
Tele Atlas enriched POI data is available for TomTom GO, the all in one car navigation solution, TomTom MOBILE for mobile phones and TomTom Navigator for Pocket PCs. Simply download the extra information onto the storage card and plug it back into your system.

The extra 3GSM POIs are available for download at www.tomtom.com as of Monday February 14th noon.
Tele Atlas can be found in hall 3, stand J27, and TomTom in hall 4, stand K11.

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.

Visit www.teleatlas.com for more information on Tele Atlas.

About TomTom

TomTom BV is a global provider of personal navigation solutions for mobile people. TomTom provides innovative, easy to use navigation products built on world leading hardware and software platforms.
TomTom BV was founded in 1991 in Amsterdam and has offices in The Netherlands, United Kingdom and USA. The company's products are sold through a distribution network of top retailers in more than 15 countries. To learn more about TomTom, visit: www.tomtom.com

For more information contact:

Brenda Sivewright
Sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press relations
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

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Tele Atlas Europe DVD wins favour with DaimlerChrysler and Harman/Becker navigation

DaimlerChrysler opts for Tele Atlas data and Harman/Becker navigation systems for Mercedes A and C class

Ghent (Belgium), February 03, 2005 - February 2005 sees leading digital map data specialist Tele Atlas take another significant step forward in its continuing progress with a bigger-than-ever Europe navigation DVD, customised for Harman/Becker navigation systems used in Mercedes A and C class vehicles. The DVD has a huge resource of instantly available navigation data covering more than six million kilometres of road in 18 European countries, including for the first time Poland and the Czech Republic. The data is accompanied by a wealth of information to make the traveller's life easier and more interesting.

The efficient DVD format allows Tele Atlas and Harman/Becker to put more roads of Europe at the Mercedes drivers' fingertips, enabling them to travel across Europe uninterrupted. With full main road coverage, connecting northern Norway to the toe of Italy, from the west of Ireland to the far borders of Greece, Poland or the Czech Republic, there is no need to set interim destinations or change discs.

"We are delighted that our cooperation with Harman/Becker led to a navigation solution for DaimlerChrysler and that our expectations have been fulfilled," says Alain De Taeye, Tele Atlas CEO. "Tele Atlas is performing to plan and we are looking forward to a prosperous future working together with Harman/Becker."

This new edition DVD has far greater street network coverage in many countries including Norway, Finland, Spain and Portugal. Over 400,000 population centres can be set as destinations, with details for navigating in 225,000 city centres.

House number information has substantially increased, most notably in Germany, Switzerland, Norway, Finland, the Benelux and France. In total nearly 300 million people out of the 18 countries on the disc can be reached with house number range precision. Addresses can also be entered just as postcodes for most countries. The growing coverage eastwards in Europe results from the Tele Atlas strategy to make digital mapping available to emerging economies in the centre and east of the continent.

Avoiding congestion and delays is made easier with RDS/TMC functionality, gathering traffic information in real-time and enabling automatic planning detours for the motorways of Germany, the Netherlands, Austria, Switzerland, Italy, Denmark, Sweden and Spain.

Complementary information on points of interest (POIs) makes life even simpler for travellers, with details of hotels, restaurants, airports, exhibition and conference centres, parking facilities and much more, all available in seconds. The Tele Atlas Harman/Becker DVD carries information on 560,000 POIs in 37 categories.

"The new Tele Atlas Europe navigation DVD for Harman/Becker is an excellent example of our continuing progress with winning ways to make driving in Europe more efficient for business and more pleasurable for touring," says Jack Reinelt, Tele Atlas Managing Director & COO Europe.

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.
Visit www.teleatlas.com for more information on Tele Atlas.

For more information contact:

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

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PPWK GeoInvent and Tele Atlas explore new opportunities for cooperation

Warsaw, Vienna & Gent , January 19, 2005 - After delivering Mobile Mapping PPWK technology to Tele Atlas Europe, both companies are now exploring further areas of cooperation. Mobile Mapping has been introduced successfully in Western Europe in the second half of 2004 and has positioned Tele Atlas as the leader in the navigation database collection process. Thanks to this new technology, the updating process gained substantially in speed and precision to match the continuously increasing demands of navigation data users. A new generation of Mobile Mapping that will enable an even faster collection of data is currently being developed.

Eastward enlargement of the European Union and increasing demand for data from this part of Europe created new opportunities to apply the Mobile Mapping technology. PPWK GeoInvent and Tele Atlas are working together to expand the coverage of the Tele Atlas data in those regions. As announced in October 2004, the work will start with the connector network linking capitals and major cities in Central Eastern Europe between each other and with Western Europe on one side and Russia and Turkey on the other side.

Last but not least, Tele Atlas and PPWK GeoInvent consider strengthening their commercial cooperation to distribute Tele Atlas and PPWK GeoInvent data to an increasing number of users. Since 2004 PPWK is an official re-seller of Tele Atlas data in Poland and is providing the users of AutoGuard services with routing data for the whole Europe.

New projects are currently being developed for individual enterprises and consumers on multiple technology platforms via Internet servers, PCs and PDAs to new generation of cellular phones.

About PPWK GeoInvent]

PPWK GeoInvent is a spatial information engineering company and develops innovative solutions for geo data collection, data models for the localization services (navigation, vehicle tracing, object localization) and data models supporting engineering and spatial planning. The company offers services Europe wide in the field of GIS (data collection , geo-coding, NMT analysis , modelling). Provides solutions in geomarketing and is developing technologies for enterprises and consumers (internet solutions, PC applications, PDA applications, cellular phones applications). Visit www.geoinvent.com for more information on PPWK GeoInvent.

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.
Visit www.teleatlas.com for more information on Tele Atlas.

For more information contact:

Marina Coey
Corporate Communication Manager
PPWK GeoInvent
Warsaw, Poland
Mob.: + 48 22 695 40 60 48
Phonel.: + 48 22 585 1980
Fax: +48 22 585 1901
m.coey@ppwk.pl

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press agency
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

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Tele Atlas announces two key senior executive appointments New CTO and CMO bring extensive industry expertise to drive global company growth

Lebanon, NH (USA) , January 13, 2005

Tele Atlas, a worldwide leading provider of digital map data and location content, today announced the addition of two key new members to its global Executive Team: Bruce D. Radloff as Chief Technology Officer (CTO); and, Michael J. Mitsock as Chief Marketing Officer (CMO). These senior executives round out the staff of President and Chief Operating Officer (COO) George Fink, and complete the senior-level team driving growth and expansion arising from the company's refinancing and the acquisition of Geographic Data Technology (GDT) in mid-2004.

Joining as CTO, Bruce Radloff assumes responsibility for driving overall corporate-level product and service architectures and technical strategies on a global basis. He most recently served as Vice President, Chief Information Officer (CIO) and CTO at the OnStar division of General Motors Corporation.

At OnStar, Mr. Radloff was responsible for the creation of a robust service delivery capability, encompassing the in-vehicle hardware, the wireless network, and the service delivery infrastructure, including the development and operation of three 24x7 driver call centers in the U.S. and Canada. During his seven-plus-year tenure at OnStar, Radloff was instrumental in building the OnStar subscriber base to three million across more than 50 General Motors and other manufacturers' automobile models.

Mr. Radloff had previously held positions of increasing responsibility at Bell Atlantic (now part of Verizon) and IBM, as well as serving as an intelligence officer in the U.S. Air Force. He holds an MS in Technology Management from the University of Maryland and a BA from Ohio State University.

"Tele Atlas has become a leader in the digital mapping arena, and we see continuing growth in the market as navigation applications become increasingly ubiquitous," stated George Fink, Tele Atlas president and COO. "We look to Bruce to drive the technology agenda across the company worldwide, so that we can reap the benefits of that growth, while providing solid underpinnings and outstanding user experience for our partners and customers. His strong industry knowledge, relevant experience and deep technology background make him uniquely suited to the task."

As CMO, Mike Mitsock will be responsible for overall global marketing initiatives, including building and promoting a single, global brand for Tele Atlas, worldwide

consistency in product and service management and marketing, channel development, and corporate communications and programs.

Mr. Mitsock comes to Tele Atlas from Lightbridge, Inc., where he was Vice President of Worldwide Marketing and Product Management. Among his accomplishments at Lightbridge was re-positioning the company beyond its roots in the U.S. wireless credit decisioning market, into a global player in customer analytics and lifetime value (LTV) creation.

Over his 25-plus-year career in technology, Mr. Mitsock has held a variety of marketing and product management positions from venture-backed startups to such global leaders as Lotus Development Corporation (later acquired by IBM) and Progress Software Corporation. He holds engineering degrees from the Massachusetts Institute of Technology (MIT) and Northeastern University, and an MBA from Boston University.

"Fully capitalizing on the opportunities before us will require strong, worldwide leadership across all marketing disciplines," continued Mr. Fink. "Mike brings us considerable experience in building strong global brands, as well as leading distributed marketing, channel development and product teams for maximum effect. We look forward to Mike's contributions in extending Tele Atlas' leadership across continents and across markets."

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.
Visit **www.teleatlas.com** for more information on Tele Atlas.

For more information contact:

Tele Atlas
Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press relations
Phone: +32 9 223 88 10
Fax: +32 0 245 18 14
sophie.abeele@porternovelli.be

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Tele Atlas and Wanderlust Media to Market Map Data and Celebrity Voice Content for Navigation Systems

Consumer Electronics Show, LAS VEGAS - January 7, 2005

Tele Atlas and Wanderlust Media to Market Map Data and Celebrity Voice Content for Navigation Systems

January 7, 2005, Consumer Electronics Show, LAS VEGAS - Tele Atlas, a worldwide leading provider of digital map data and location content, and Wanderlust Media, a producer and publisher of branded media, today announced that they have entered into a joint promotion and marketing agreement for Tele Atlas' dynamic mapping data and Wanderlust's Starboard Navigation - celebrity voice content for navigation systems.

Starboard Navigation allows users of vehicle and personal navigation systems to choose from a variety of real celebrity voices by which their audible turn-by-turn directions are delivered. Tapping the unprecedented demand for personalization and enhanced user experience, Tele Atlas and Wanderlust Media have joined forces to develop and launch this exclusive entertainment content early in the 2005 MY.

"We are very excited to enter into this agreement with Tele Atlas," said Will Andre, Wanderlust Media's President and COO. "Their ongoing commitment to forward-thinking technology coupled with unparalleled ability and expertise make Tele Atlas the best choice for map data and the best choice for collaborating on this leading-edge consumer product."

"Today's announcement underlines our commitment to delivering cutting-edge content," said George Fink, President and COO of Tele Atlas. "Our relationship with Wanderlust will further enable our partners to deliver personalized, customer-focused solutions that our markets require."

About Wanderlust Media

Los Angeles-based Wanderlust Media is a dynamic media company specializing in the development and delivery of market-ready entertainment for consumer technology. With a focus on popular culture, and a commitment to exploring the boundaries of current and future markets, it is Wanderlust Media's mission to entertain through innovation. For additional information: pr@wanderlustla.com or www.starboardnav.com

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.na.teleatlas.com (in North America) or www.teleatlas.com (in Europe).

For more information contact:
Karen McGinty
Tele Atlas (in N. America)
800-331-7881 ext. 3271
603-643-0330 ext. 3271
karen.mcginty@teleatlas.com

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Tele Atlas Aggressively Bolsters its Position in the Personal Navigation Market with New Customers

LAS VEGAS - January 6, 2005

Tele Atlas Aggressively Bolsters its Position in the Personal Navigation Market with New Customers

Applications Based on Tele Atlas Data Demonstrate Company's Leadership in the Market

January 6, 2005, LAS VEGAS - Continuing to reinforce its foothold in the personal navigation market, Tele Atlas, a worldwide leading provider of digital map data and location content, today announced relationships with new customers who are looking for high-quality, exceedingly accurate, turn-by-turn mapping data unavailable from any other company.

The partner agreements include the implementation of Tele Atlas' turn-by-turn directions and digital mapping data for personal navigation systems with Pryme Advance, a leader in full-featured navigation software, and Foryou General Electronics, one of the largest hardware companies in China with products that include consumer navigation systems

"With today's announcement, Tele Atlas strongly demonstrates its growing leadership in the personal navigation arena," said Richard Pearlman, vice president, Navigation & Telematics Sales at Tele Atlas. "The feedback we're getting from our customers tells us that we're doing things right - enabling users to get where they're going expeditiously based on the most accurate, high-quality data around."

Tele Atlas provides powerful personalized navigation content that offers outstanding accuracy and data integrity to individuals, agencies and companies. This is accomplished through a combination of data compilation from a vast network of external authoritative sources built over the last 20 years, and through traveling roads around the globe to discern any on-ground discrepancies that may exist. The data is then updated on a continual basis as new information is uncovered. This highly efficient model of change detection and management puts the right data into the hands of Tele Atlas customers quickly and efficiently.

Pryme Advance

"Tele Atlas provides us with ideal personalized navigation services that allows us to bring highly accurate location-based content to PDA, cell phone and portable device customers," said Jimmy Yang, CTO at Pryme Advance. "We feel they are the obvious choice for the quality and coverage Pryme is seeking from its digital mapping data requirements."

PrymeNav is fast becoming an industry leader in full-featured navigation software. Its easy-to-use, yet powerful features, such as thousands of point-of-interest locations, multiple map views, dynamic re-routing and voice prompt voice guidance, gives PrymeNav users the power to navigate like never possible. Under PrymeNav's coverage, you'll never get lost again. The new PrymeNav Mobile Navigator for SmartPhones will take full advantage of Tele Atlas' content for navigation and mapping. Pryme Advance is headquartered in Brea, California, and can be reached at 1-866-94-PRYME or www.prymenav.com.

Foryou General Electronics

"The outstanding digital mapping data from Tele Atlas is critical to power our consumer navigation products," said Xuesong Shi, General Manager, Foryou General Electronics. "Tele Atlas' international coverage of mapping data makes it possible for the broadest range of cooperation between our companies."

Foryou General Electronics is a subsidiary of Foryou Group, a China Fortune 500 company with the rank of 235th in 2004. Foryou General develops and manufactures a variety of in-car DVD products for international clients. The latest All-In-One DV710 and DV610 in-car DVD A/V products represent the highest level of Foryou's product design and manufacturing. For more information on Foryou General's DVD and navigation products, contact Denny Zhang at xbz@foryougroup.com, or visit the company's web site http://www.foryouge.com.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.na.teleatlas.com (in North America) or www.teleatlas.com (in Europe).

For more information contact:
Karen McGinty
Tele Atlas (in N. America)
800-331-7881 ext. 3271
603-643-0330 ext. 3271
karen.mcginty@teleatlas.com

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Tele Atlas and Clear Channel Radio to Deliver Nationwide Traffic through Audiovox Navigation Systems

Consumer Electronics Show, LAS VEGAS- January 6, 2005

Tele Atlas and Clear Channel Radio to Deliver Nationwide Traffic through Audiovox Navigation Systems

Service Launch Widens Reach of In-Car Dynamic Traffic Content

January 6, 2005, Consumer Electronics Show, LAS VEGAS - Tele Atlas, a worldwide leading provider of digital map data and location content, and Clear Channel Radio, today announced that they will provide Clear Channel-Tele Atlas dynamic traffic content to Audiovox navigation solutions through the use of RDS/TMC - the standard radio broadcast technology for the distribution of traffic and travel information to motorists. The solutions will be on display at the Consumer Electronics Show in Las Vegas, January 6-9, 2005 in Booth #11006.

Audiovox navigation systems will now be available with access to real-time traffic feeds regarding accidents, road construction and other travel concerns, creating greater convenience and time-savings to drivers across America. Audiovox has a full line of state-of-the-art navigation products that offer its customers ease of use and high performance.

RDS/TMC is a standard aimed at simplifying the integration of traffic data with current in-vehicle navigation systems. RDS/TMC leverages Clear Channel Radio's current infrastructure and demonstrates the ability of the company and Tele Atlas to broadcast relevant traveler information to drivers in the top metropolitan markets.

"Through our launch of the Clear Channel-Tele Atlas Traffic solution, we are able to provide up-to-the-minute dynamic traffic and rerouting content to users of our navigation products, said Tom Malone, Sr. VP of Sales for Audiovox Electronics Corp. "We know we are offering motorists an invaluable tool that will further enhance their driving experience."

"Our relationship with Audiovox is a great testament to the high quality and accuracy of our traffic content," said Richard Pearlman, vice president, Navigation & Telematic Sales for Tele Atlas. "Today's announcement further emphasizes the increased desire by drivers to have access to the most immediate, comprehensive traffic and rerouting data available."

About Audiovox

Audiovox Corporation is a recognized innovator in the marketing of wireless products, automotive entertainment and security products and consumer electronics products. Its electronics products which include auto sound, vehicle security, mobile video systems, and consumer electronics products such as FRS radios, MP 3 products and home and portable stereos, are marketed by the wholly owned Audiovox Electronics Corp. The company is listed on the NASDAQ Stock Exchange as VOXX. For additional information, visit their web site at www.audiovox.com or call 1-800-290-6650.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.na.teleatlas.com (in North America) or www.teleatlas.com (in Europe).

For more information contact:

Karen McGinty
Tele Atlas (in N. America)
800-331-7881 ext. 3271
603-643-0330 ext. 3271
karen.mcginty@teleatlas.com

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Tele Atlas Inks Agreement with iBiquity Digital to Provide Dynamic Traffic Map Content For HD Radio™ System
Consumer Electronics Show, LAS VEGAS - January 5, 2005

Alliance Brings Users Up-to-the-Minute Digital Traffic and Rerouting Data

January 5, 2005, Consumer Electronics Show, LAS VEGAS - Tele Atlas, a worldwide leading provider of digital map data and location content, today announced an agreement with iBiquity Digital Corporation to provide dynamic traffic content utilizing HD Radio™ technology. The alliance aims to bring convenience and time savings to motorists around the country, who will be able to access real-time traffic feeds regarding accidents, road construction and other travel events through digital HD Radio technology.

This application will be on display at iBiquity's booth (#4823) at the Consumer Electronics Show in Las Vegas, NV, January 6-9, 2005.

"Beyond CD-quality sound, digital HD Radio technology offers broadcasters the opportunity to greatly expand their offerings to the public. Combined with Tele Atlas' highly valuable traffic information, HD Radio FM broadcasters can provide their communities with dynamic and accurate traffic data that can help them avoid frustrating and lengthy time delays as they travel the nation's roadways," said Jeffrey Jury, iBiquity Digital Corporation.

HD Radio technology enables AM and FM radio stations to broadcast their programs digitally, alongside analog. These digital broadcasts provide listeners with greatly improved audio quality and reception, as well as a variety of new data services.

"We're extremely pleased to be teaming up with iBiquity for the delivery of Tele Atlas' traffic information," said Richard Pearlman, vice president, Navigation & Telematics Sales at Tele Atlas. "Our data is much broader than what local area traffic reports provide - with HD Radio technology and increased bandwidth, listeners will be able to access the full breadth of our offering."

Tele Atlas has learned through its experience that consumers have a high level of interest in traffic alert services that provide them with up-to-the-minute information. The dynamic traffic and rerouting content offered by the company provides immediate, real-time feeds on any type of road congestion that can hamper travel.

About iBiquity

iBiquity Digital is the sole developer and licenser of HD Radio technology in the U.S., which is transforming today's analog radio to digital, enabling radically upgraded sound, crystal-clear reception and new wireless data services. The company's investors include 15 of the nation's top radio broadcasters, including ABC, Clear Channel and Viacom; leading financial institutions, such as Grotech Capital Group, J.P. Morgan Partners, New Venture Partners, Pequot Capital and J&W Seligman; and strategic partners Ford Motor Company, Harris, Texas Instruments and Visteon. iBiquity Digital is a privately held company with operations in Columbia, MD, Detroit, MI, Belmont, CA and Warren, NJ . For more information please visit: www.ibiquity.com.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.na.teleatlas.com (in North America) or www.teleatlas.com (in Europe).

For more information contact:
Karen McGinty
Tele Atlas (in N. America)
800-331-7881 ext. 3271
603-643-0330 ext. 3271
karen.mcginty@teleatlas.com

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URISA Awards Tele Atlas' Don Cooke the Horwood Distinguished Service Award
Lebanon, New Hampshire - December 16, 2004

Award Recognizes Excellence in GIS & Digital Mapping

December 16, 2004, Lebanon, NH —Tele Atlas, a worldwide leading provider of digital map data and location content, today announced that Don Cooke, Tele Atlas' information scientist, was awarded the Horwood Distinguished Service Award by the Urban and Regional Information Systems Association (URISA).

The Horwood Distinguished Service Award is given for long-term service to URISA and the digital mapping profession. It is named after founding member and first URISA president Edgar Horwood.

"Starting with its infancy, Don Cooke has been a trailblazer in the field of geographic information systems (GIS) and digital mapping," said Will Craig, past president of URISA. "He has provided us with a template for the business, and has been actively supportive of the profession as a whole. No one deserves this award more."

Cooke, a long-time URISA member, helped to create the first digital maps and introduced the value of computer mapping to the business world. He is the founder of Geographic Data Technology, Inc. (GDT), which was acquired by Tele Atlas earlier this year.

"I am incredibly honored to receive this award," Cooke said. "Not only is it a great tribute, but it has strong personal significance to me as Ed Horwood was sitting in the front row when I gave my first-ever professional presentation back in 1967."

Cooke was a member of the New Haven (CT) Census Use Study team that developed the Dual Independent Map Encoding (DIME) system, which was the first practical application of topological data structures in computer mapping. After helping to develop the DIME system, he co-founded Urban Data Processing, Inc. (now Harte-Hanks Data Technologies). Cooke served as an advisory committee member and instructor for the U.S. Census Bureau's DIME Workshop series during the 1970s.

In 1980, Cooke founded GDT, whose initial focus involved creating digital maps for areas not yet covered by the Census Bureau DIME files. As GDT grew, it compiled a vast array of geographic data and began supplying a robust map database for a variety of business uses. GDT was acquired by Tele Atlas in July 2004. Cooke remains active in research and development activities for the company.

Cooke served on the URISA board of directors in the 1970s and was a member of the National Academy of Science's Mapping Science Committee from 1989 to 1993. He is also a member of the American Congress on Surveying and Mapping. Cooke is a graduate of Yale and studied civil engineering at MIT.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.na.teleatlas.com (in North America) or www.teleatlas.com (in Europe).

For more information contact:
Karen McGinty
Tele Atlas (in N. America)
800-331-7881 ext. 3271
603-643-0330 ext. 3271
karen.mcginty@teleatlas.com

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Tele Atlas Maps Extend East

Heading towards 40 European countries in 2005

Ghent, November 2004 - Tele Atlas, a leading global provider of digital maps, is rapidly extending its European coverage eastwards. More than 20 central and east European countries will be represented in the Tele Atlas digital map data base during 2005. Added to the established European country coverage, this will take Tele Atlas European mapping to 40 countries. Extensive interconnecting road networks will be augmented by detailed street networks for many of the main population centres.

Jack Reinelt, Tele Atlas COO-Europe, explains the increase in pace, "Based on our positive experience in the Czech Republic, Poland, Slovakia and Greece, we decided to move much further and faster. Our recently unveiled "state of the art" Mobile Mapping technology will be a significant advantage as it enables us to acquire and process data faster and more accurately than ever."

Alexander Hauk, Tele Atlas Sales Director Eastern Europe, states, "We are really motivated by the ready demand that exists in these markets. CDs for car navigation have been a big success and applications for digital map data are quickly expanding in the region.

"In Poland, for example, we are pleased to be supplying our data to ESRI for GIS purposes and online applications, to PPWK for telematics solutions and to Geosystems for a PDA solution called AUTOMAPA. As the economies develop, the region is becoming a major market, which is why we are determined to stay ahead with our coverage."

Tele Atlas was the first global player in Poland and already has the best offer within this region in the Czech Republic and Greece. In Q1 2005 releases of Hungary and the Slovak Republic will be available.

Russia and Turkey border the very eastern and south eastern part of this prospering region. In order to meet rising local and international demand, their capitals and beyond will already be mapped in Q1 of 2005.

In Q2 of the same year Tele Atlas will bring the Baltic States, Slovenia and Croatia into the digital map portfolio.

Finally Romania, Bulgaria, Serbia & Montenegro, Belarus, Moldavia, Ukraine, Macedonia, Albania and Bosnia & Herzegovina will complete the Pan-European Coverage drive in 2005.

Jack Reinelt adds, "With this Pan European Database Tele Atlas is again proving its superiority in digital mapping — more countries and more information."

Because of Tele Atlas technical support and the technology used by Tele Atlas to provide its data, navigation system providers will be able to publish CDs and navigation systems for the central and eastern European countries soon after the data bases become available.

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.

Visit www.teleatlas.com for more information on Tele Atlas.

For further information, please contact:

Tele Atlas:

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press relations
Phone: +32 9 223 88 10
Fax: +32 09 233 03 50
sophie.abeele@porternovelli.be

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Tele Atlas sales revenues up by 37% in the first three quarters

's-Hertogenbosch, November 10, 2004

- Revenues in Europe increased by 22%
- Net loss again significantly reduced
- Integration of GDT and Tele Atlas organizations completed
- Database integration proceeding according to plan
- Enhanced European and North American databases

Tele Atlas's sales revenues for the first nine months of 2004 increased by 37% to EUR 85.0 million as compared to EUR 62.1 million for the first nine months of the previous year. Excluding the effect of the GDT acquisition, worldwide revenues grew by 25%.

Revenues in Europe increased by 22% to EUR 68.6 million from EUR 56.1 million during the same period in 2003. This increase was primarily the result of higher sales in the in-car navigation and personal navigation segments which were partially offset by declines in revenues from the Company's aftermarket data products revenue. Revenues in North America during the first nine months of 2004 increased significantly to EUR 16.4 million from EUR 6.1 million for the prior year. This sales increase was the result of the acquisition of GDT and initial sales of Tele Atlas' North American data into the in-car navigation market. Excluding the effect of the GDT acquisition, North American revenues grew by 44%.

Overall operating expenses increased by 5% in the first nine months of 2004 to EUR 134.8 million from EUR 128.4 million in the nine months of 2003.

The Company's operating result before capitalization, depreciation and amortization (EBITDA) for the first nine months of 2004 improved to a loss of EUR 19.8 million as compared to a loss of EUR 35.7 million for the same period in 2003. EBITDA from European operations increased to EUR 9.5 million for the first nine months of 2004 from EUR 2.3 million in the same period in 2003 as a result of increased sales revenues. The EBITDA-loss in North America improved to EUR 29.3 million in 2004 from EUR 38.0 million in 2003.

The operating result (EBIT) for the entire group for the first nine months was a loss of EUR 8.3 million, compared to a loss of EUR 19.0 million in the same period of the previous year.

The net loss of Tele Atlas N.V. during the first nine months of 2004 was EUR 11.5 million, compared with a net loss for the same period in 2003 of EUR 20.0 million.

The overall net cash outflow from operating activities for the first nine months of the year improved to an outflow of EUR 28.0 million from an outflow of EUR 32.7 million in 2003. This improvement was the result of lower EBITDA-losses which was offset in part by a EUR 5.0 million increase in working capital requirements for the first nine months of 2004, primarily in trade accounts receivable due to higher sales.

Status of GDT/Tele Atlas North America Integration

The integration of the Tele Atlas and GDT North American databases is proceeding very well. Tele Atlas is integrating these databases by comparing each individual feature in the databases. In many cases the features in the two databases agree, providing great confidence in the correctness on that feature in the database. Where the features do not agree, Tele Atlas field data collection force and other methods are used to identify which is the correct feature that should be integrated into the combined database. Early results in the process demonstrate that this integration will produce a North American map that is superior to any other available in the marketplace.

Besides the integration of the two databases, the integration of other aspects of the two companies is also proceeding as planned. The companies marketing, sales and administrative functions were combined completely in the third quarter as were the IT platforms from both companies.

Enhanced databases for Europe and North America

Tele Atlas is continuing to expand its coverage of European countries. Coverage of Eastern Europe has been expanded with the addition of products for Poland and the Czech Republic. In addition, in connection with the Olympic Games, we added coverage of Greece. We now have a total of 21 European countries covered.
This quarter, Tele Atlas continued its co-operation with the IGN (Institut Géographic National), the French Geographic Institute. The aim of the cooperation is to extend the current France database to cover the smaller towns and villages and to update the database with revised information on a very timely basis. This timeliness is critical as on average, 20% of the road network in a specific country is impacted by some change each year.
In North America, Tele Atlas announced that map voice data for the entire United States was immediately available for delivery. Tele Atlas?s PhonoMultiNet product brings a solution to the North American market that combines Tele Atlas map data with its phoneme data to drive speech-enabled map data products. In addition, Tele Atlas and Clear Channel Traffic announced that they will begin delivering nationwide traffic information for the top 50 markets to navigation systems using RDS/TMC

Outlook

The integration of the GDT and Tele Atlas North America databases is proceeding as planned. The combination of the marketing, sales and administration functions of the two companies has been completed.

Tele Atlas revenues in the in-car navigation segment in North America are still in their infancy. We currently have contracts with two major system suppliers, DENSO and Pioneer. The long lead time inherent in the in-car navigation market means that these contracts and any future contract wins will have only limited immediate revenue impact.

We continue to have success in the other markets. Many of our successful European customers such as TomTom, ViaMichelin and Navman are entering the North American market. In addition, our activities in the North American consumer wireless segment have resulted in offerings with every major wireless carrier.

In Europe we expect to continue to expand our relationship with Harman-Becker. The expanded revenues from the Harman-Becker relationship will be partially offset by expected future declines in revenues from Blaupunkt as a result of the previously announced discontinuation of the use of the Blaupunkt product in the Mercedes A and ML models as well Blaupunkt?s decision to assume responsibility for the conversion of their data into their proprietary format. This conversion was previously done by Tele Atlas personnel.

We expect the personal navigation space to continue to grow rapidly as the price of dedicated personal navigation devices continues to decline. We feel that Tele Atlas is well positioned to benefit from the growth in this market segment.

About Tele Atlas

Tele Atlas is a leading company in the development, production and sale of geographic databases. Tele Atlas has the a comprehensive, uniform digital geographic databases covering Europe (439 million inhabitants in 21 countries) and North America (313 million inhabitants). In countries outside Europe and North America, Tele Atlas cooperates with local partners to develop digital map databases that satisfy all of its customers? demanding standards. Tele Atlas databases are used for In-Car Navigation Systems, Personal Navigation Systems, GEO-Marketing and Geographic Information Systems (utility and facility management, land-use planning and environmental management analysis). The databases also form the core of Intelligent Transport and Safety systems (ITS), PC applications and a series of Internet applications.

For more information contact:

Jasper Vredegoor, Tele Atlas Investor Relations manager
Tel.: +31 (73) 640 21 70
Fax: +31 (73) 640 21 22
investor.relations@teleatlas.com

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Tele Atlas unveils mobile mapping

Mobile Mapping Systems add accuracy and speed to digital map data gathering

Ghent (Belgium), 11 October 2004 - Mobile mapping is a cutting edge technology developed by Tele Atlas to meet the challenge of gathering constantly changing road data rapidly and precisely.

Unique vehicles equipped with six digital cameras of which one stereoscopic pair as well as carefully calibrated positioning and mapping sensors, capture real-life information by driving the European road network.

The content-rich information that is gathered is sent to the Tele Atlas centre in India, where over 500 digital cartographers use it to update the Tele Atlas database. Because the information can be gathered more rapidly this way than by traditional methods, the databases are updated more frequently, thus providing customers with a more accurate database that is also more detailed.

As part of its programme to maintain outstanding quality, Tele Atlas has invested in more than 20 mobile mapping vehicles and in training a dedicated development and production team at the Tele Atlas centre in India.

The accuracy and up-to-datedness of mobile mapping is contributing significantly to the effectiveness of advances such as Advanced Driver Assistance Systems (ADAS*) and 3-D mapping.

*Advanced Driver Assistance Systems provide drivers with features such as in-vehicle curve warnings, adaptive light control and speed limit warnings. They increase safety and the comfort of driver and passengers but rely on accurate, up-to-date map data.

Why mobile mapping?

The navigable databases created and maintained by Tele Atlas are used for route calculation, route guidance and turn-by-turn navigation. They contain particular map features and attributes.

There are five main categories of features and attributes:

1. addressing features, such as street names

2. routing features such as importance and type of road, traffic flow direction

3. turn-by-turn information such as accurate road geometry and manoeuvres

4. interface features e.g. land cover and usage, for cartographic representation.

5. guidance features e.g. signposts, lane information, ...

As navigation systems become more sophisticated, with systems such as ADAS, it increases the need to keep map databases up to date and to ensure complete accuracy. In addition, as new uses and use extensions are devised, such as 3-D mapping, the level of information and detail required also increases.

Ideally much of the map update information should come from resources such as public authorities. Other resources being used are aerial and satellite imagery and customer feedback. However, there is still nothing to beat checking map data by using it against reality.

The traditional system is to have field data collectors equipped with a pen computer, digital camera and a positioning system, driving the road systems to record changes and correct discrepancies.

How mobile mapping works

Mobile Mapping Systems (MMS) offer efficient, effective field data acquisition along the road network. They are being used by Tele Atlas to detect changes in the real world as soon as possible after they take place and supply the map updates to users.

The approach overcomes the naturally limited performance of a human surveyor by shifting specific data collection and inspection activities to the office environment where human and computer resources can be optimally applied; for example, by using for a limited number of features automatic object extraction software technology.

The mobile mapping concept uses heterogeneous sensor integration with navigation sensors, mapping sensors (digital cameras), time synchronised and mounted on a common platform (a van). This has a processing unit on board for visualisation of the sensor information being collected, photogrammetry of objects on digital images, and for linking identified information to the map database.

Tele Atlas first tested this approach in the 1980s. The subsequent development of digital image technology, accurate GPS systems, inertial measurement unit positioning and digital mass storage have enabled it to become much more effective and practical reality that is now changing the world of digital mapping.

Each vehicle is equipped with up to six high resolution digital cameras, with at least one in stereoscopic, spaced apart so that the combined image can provide 3-dimensional information. A positioning unit consists of a differential GPS receiver, a fibre optic gyro and an odometer. On board processing is carried out by up to four PCs with specially developed programming.

The MMS hardware used by Tele Atlas is based on standard components. It is highly modular and can be configured for specific requirements e.g. number of images per second or metre. Parts can easily be upgraded or replaced if defective.

Data collection by MMS does not require highly skilled engineers. The equipment is set up and calibrated by specialists before the vehicles leave on survey. There will be drift, so the calibration needs to be checked and adjusted periodically.

In India, specially developed software tools enable cartographers and computers to

identify and accurately measure or verify the relevant information in a 3D frame.

The vehicle fleet operates to a carefully prepared schedule that aims to ensure all major roadways are checked frequently and that all other roads are checked regularly.

Optimising data gathering and interpretation

One of the key benefits is that the data interpretation and the data processing are combined in one location, and executed with resources independent from the data collection activities.

While the combination of data interpretation and data processing allows better quality, further improvements are realised by doing this interpretation of reality in-office and not under the strain of real traffic and the limited circumstances of the vehicle.

Owing to the high speed capturing, benefits on product level can only be reaped when sufficient processing resources are at hand. Our India production facility offers us this advantage.

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.

Visit www.teleatlas.com for more information on Tele Atlas.

For further information, please contact:

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Phone: +32 9 223 88 10
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

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Strong second quarter for Tele Atlas

's-Hertogenbosch, August 05, 2004

- Year on year revenue growth first 6 months 30%
- GDT acquisition finalised and USD 210 million financing transaction closed
- New Management Team and Supervisory Board appointed
- Net loss significantly reduced

Tele Atlas, one of the leading companies in the development, production and sale of geographic databases, generated revenues of EUR 52.6 million in the first six months of 2004, compared to EUR 40.6 million in the first six months of the previous year, an increase of 30%. European revenues increased by 28% to EUR 46.8 million from EUR 36.4 million. North American revenues grew by 41% to EUR 5.8 mio from EUR 4.1 mio in the previous year. Revenue growth came from an increase in sales in the navigation segment, due to the introduction of new systems by Blaupunkt (Europe) and Pioneer (Europe and North America), as well as continued growth in the European personal navigation segment. The revenue from the sales of the new Blaupunkt and Pioneer systems were favourably impacted by the sales required to initially fill the distribution channel for these products.

The EBITDA loss before capitalization for the first six months of 2004 improved to EUR -10.7 million compared with EUR -25.2 million in the same period in 2003. EBITDA before capitalization from European operations rose to EUR 8.7 million from EUR 0.9 million in 2003 as a result of increased sales revenues. The EBITDA-loss in North America decreased slightly to EUR 19.4 million in 2004 from a loss of EUR 26.1 million in 2003.

The operating loss (EBIT) for the first six months was reduced to EUR 3.8 million, compared to a EUR 13.6 million loss in the same period of the previous year. The net loss of Tele Atlas during the first six months of 2004 improved to EUR 5.9 million, compared with a net loss for the same period in 2003 of EUR 14.3 million.

Closing of GDT acquisition

On April 27, Tele Atlas announced that its wholly-owned subsidiary, Tele Atlas North America entered into a definitive agreement to acquire the digital map company Geographic Data Technology Inc. (GDT) in a cash transaction for $100 million. In

addition, on April 28, the Supervisory Board of Tele Atlas accepted a $210 million financing proposal from a consortium led by Oak Investment Partners (Oak) and New Enterprise Associates (NEA) to finance the purchase of GDT, to fund expenditures in order to realize cost savings, for future investment and working capital needs as well as to retire loans from shareholders. The financing proposal was approved by the Tele Atlas Annual General Shareholders Meeting on May 27, 2004 in Amsterdam .

On June 28, Tele Atlas received clearance from the US Department of Justice to consummate the acquisition of GDT. And on July 6, 2004 the Company closed both the financing transaction and the GDT acquisition.

Since both the acquisition and financing transactions were consummated after the close of the second quarter, both transactions will not be reflected until the subsequent period.

New Management Team and Supervisory Board.

In connection with the financing and acquisition, the Company expanded its management team . Alain De Taeye remains as Chief Executive Officer. George Fink, who has been with Tele Atlas for the prior two years, has been promoted to President and Chief Operating Officer of the Tele Atlas Group. Mike Gerling, President and CEO of GDT prior to the acquisition will become COO for North America . Jack Reinelt will join the Company in role of Chief Operating Officer for Europe . Finally, Hardie Morgan has been appointed Chief Financial Officer of the Tele Atlas Group.

In addition to the management changes, the Company's Supervisory Board has changed to reflect addition of the new shareholders. Jos de Pont, Chairman of the Board, stepped down after 15 years service on the Supervisory Board. Siegfried Dais, Kurt Lauk and Gerhard Steiger have also stepped down from the Supervisory Board. The new members of the Supervisory Board are: Bandel Carano, Peter Morris, Charles Cotton, Holger von Hebel and George Schmitt. Remaining on the Supervisory Board are Wim Dik who will serve as chairman and Joost Tjaden . These changes were previously approved at the annual shareholders meeting subject to closing of the financing transaction.

Outlook

Although a large part of the revenue from sales of Tele Atlas data with the new Pioneer aftermarket system and the Travel Pilot E1 system represent the initial filling of the distribution channel for these new systems, we view these results as very promising. With the car navigation market projected to develop in line with the increasing penetration of navigation systems in cars, Tele Atlas expects continued growth in this segment. In addition the personal navigation segment continues to exhibit strong growth.

In North America , the positive results from the launch of our data with the Pioneer system are also promising. The closing of the GDT transaction greatly strengthens the companies position in North America and will result in a major improvement in an already industry leading database.

In addition, the infusion of equity financing greatly strengthens the financial position of the Company and positions Tele Atlas with the working capital needed to take advantage of expected market growth.

About Tele Atlas

Tele Atlas is a leading company in the development, production and sale of geographic databases. Tele Atlas has the a comprehensive, uniform digital geographic databases covering Europe (437 million inhabitants in 21 countries) and North America (313 million inhabitants). In countries outside Europe and North America, Tele Atlas cooperates with local partners to develop digital map databases that satisfy all of its customers? demanding standards. Tele Atlas databases are used for In-Car Navigation Systems, Personal Navigation Systems, GEO-Marketing and

Geographic Information Systems (utility and facility management, land-use planning and environmental management analysis). The databases also form the core of Intelligent Transport and Safety systems (ITS), PC applications and a series of Internet applications.

For more information contact:

Jasper Vredegoor, Tele Atlas Investor Relations manager

Tel.: +31 (73) 640 21 70

Fax: +31 (73) 640 21 22

investor.relations@teleatlas.com

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Tele Atlas and Oracle engage in a strategic alliance

Ghent – July 22 2004 – Tele Atlas, one of the global leaders in the development, production and sale of digital geographic databases engaged today in a strategic alliance with Oracle, the world's largest enterprise software company.

Through this alliance, Tele Atlas has the potential to base all its internal processes on Oracle technology software products, from field data collection to final product delivery. This end-to-end use of the wide range of Oracle's software products - database, middleware and enterprise applications - will allow Tele Atlas to achieve higher performance and efficiency, shorter time-to-market and improved database quality.

This worldwide cooperation will enable Tele Atlas to offer map data in the powerful Oracle Database 10*g* spatial format and will allow Oracle customers to use Tele Atlas maps in Oracle applications.

The agreement will put a special emphasis on online map delivery as well as map data to be used in conjunction with Oracle software products and services especially in the field of CRM, E-business and Enterprise Resource Planning (ERP) applications and services. These typical business applications have an increasing need for location-based components for field service or supply chain management.

"This alliance with Oracle fits perfectly within our current product offering and on-line strategy", explained Alain De Taeye, Chief Executive Officer of Tele Atlas. "This platform will provide us superior RDBMS (relational database) functionality with Spatial options. This contract is the beginning of a long-term cooperation with Oracle that will enable both companies to better meet the requirements of their customers, partners andthe industry ".

The worldwide cooperation between Tele Atlas and Oracle will make it easier for Oracle customers to include geographical data in their own solutions. Volumes of this kind of data are increasing exponentially; in close cooperation, Tele Atlas and Oracle will enable visualization in a user-friendly way. This is a critical requirement for many of today's businesses.

"There is an obvious case for a leading digital mapping company like Tele Atlas to take advantage of the leading spatial capability of Oracle" said Steven Van Hoorebeke, VP & Country Managing Director of Oracle Belgium and Luxembourg: "However, the cooperation between Tele Atlas and Oracle goes much deeper than just this first level. Tele Atlas has shown that it is one of the world's thinking companies, who understand

the benefits to be gained from using a suite of products which are pre-integrated, thereby speeding up implementation and realising immediate savings in integration costs. Its customers will benefit from superior products delivered faster to the marketplace. Oracle likewise benefits from being able to offer world-class mapping and location content to its customers."

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 437 million inhabitants in most European countries and 313 million in North America.

Visit www.teleatlas.com for more information on Tele Atlas.

About Oracle Corp.

Oracle is the world's largest enterprise software company. For more information about Oracle, visit our website at www.oracle.com.

Trademarks

Oracle is a registered trademark of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners.

For further information, please contact:

Tele Atlas:

Brenda Sivewright
sr. Marketing Manager PR, Internal Communications & Events
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sigrid Bichler
Porter Novelli
Press relations
Phone: +32 2 413 03 40
Fax: +32 2 413 03 49
sigrid.bichler@porternovelli.be

Oracle:

Steve Walker
Senior PR Director
Oracle Europe Middle East and Africa
Phone +44 118 924 0779
Steve.walker@oracle.com

Anneleen Holleweg
PR Director
Oracle Benelux
Phone: +32 2 719 1345
Anneleen.Holleweg@oracle.com

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this "**Agreement**") is made as of July 6, 2004, by and among Tele Atlas N.V., a company incorporated under the laws of the Netherlands with its registered office at Amsterdam holding its principal office at 's-Hertogenbosch (the "**Company**") and the investors listed on Exhibit A hereto (the "**Investors**") and Robert Bosch GmbH and International Asset Management (IAM) B.V. (each an "**Existing Stockholder**" and, together, the "**Existing Stockholders**").

RECITALS

WHEREAS, the Company and the Investors are parties to a Securities Purchase Agreement dated April 28, 2004 (the "**Purchase Agreement**") providing for, among other things, the subscription and issue of 35,276,329 convertible preferred shares of the Company, €0.10 par value per share, (each a "**Preferred A Share**"), which shares will be convertible into ordinary shares, €0.10 par value per share, of the Company (the "**Ordinary Shares**") at a price of €5.00 per share (assuming a conversion rate of $1.1906 per €1.00), subject to the Company issuing to the Investors warrants to purchase up to 7,055,264 Preferred A Shares of the Company (subject to adjustment to eliminate fractional shares) at €5.00 per share (the "**Warrants**") and collectively with the Preferred A Shares and the Ordinary Shares, the "**Securities**");

WHEREAS, the Existing Stockholders are significant holders of Ordinary Shares;

WHEREAS, in order to induce the Investors to subscribe for the Securities and enter into the Purchase Agreement, as defined below, the Company desires to grant to the Investors certain registration, information and other rights as set forth herein;

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, the parties hereto hereby agree as follows:

AGREEMENT

1. Registration Rights. The Company covenants and agrees as follows (capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Purchase Agreement):

1.1 Definitions. For purposes of this Section 1:

1.1.1 The term "**1934 Act**" means the Securities Exchange Act of 1934, as amended.

1.1.2 The term "**Act**" means the Securities Act of 1933, as amended.

1.1.3 The term "**Closing**" has the meaning ascribed to it in the Purchase Agreement.

1.1.4 The term "**Existing Stockholder Securities**" means (i) Ordinary Shares held by the Existing Stockholders (or, if applicable, American Depositary Shares representing such Ordinary Shares("**ADSs**")); and (ii) Ordinary Shares issuable or issued as a dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other distribution with respect to, in exchange for or in replacement of the shares referenced in clause (i) (or, if applicable, ADSs); excluding in all cases, however, any securities that otherwise would be Existing Stockholder Securities but (a) have been previously registered and sold pursuant to an effective registration statement, (b) are subject to a registration statement then in effect, (c) have been sold in a transaction exempt from the registration and prospectus delivery requirement of the Act pursuant to Rule 144 or otherwise, (d) have been sold by a person in a transaction in which his, her or its rights under this Section 1 are not duly assigned as provided herein, or (e) (w) are held by any holder of less than one percent (1%) of the outstanding Ordinary Shares of the Company, (x) if such Existing Holder is deemed to have a holding period with respect to such Registrable Securities that exceeds one year for purposes of Rule 144, (y) if all such shares may be sold into the U.S. public market in a three-month period pursuant to Rule 144 (without regard to Rule 144(k)) and (z) if such Existing Holder receives an opinion of counsel (which may be counsel to the Company or to the Existing Holder) reasonably satisfactory to the Existing Holder confirming the foregoing (i.e. (x), (y) and (z)).

1.1.5 The term "**Form F-3**" means such form under the Act and, to the extent available to the Company, Form S-3 under the Act, in each case as in effect on the date hereof or any successor registration form under the Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.1.6 The term "**Form F-6**" means such form under the Act as in effect on the date hereof or any successor registration form under the Act subsequently adopted by the SEC.

1.1.7 The term "**Holder**" means any person owning Registrable Securities received pursuant to the Purchase Agreement or any assignee thereof in accordance with Section 1.12 hereof.

1.1.8 The term "**Initiating Holders**" means any Holder or Holders who in the aggregate hold not less than twenty percent (20%) of the Registrable Securities then outstanding.

1.1.9 The terms "**register**," "**registered**" and "**registration**" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act and the declaration or ordering of effectiveness of such registration statement or document by the SEC.

1.1.10 The term "**Registrable Securities**" means: (i) Ordinary Shares issued or issuable upon the conversion of the Preferred A Shares issued pursuant to the Purchase Agreement (or, if applicable, ADSs); (ii) any Ordinary Shares issuable upon the conversion of the Preferred A Shares issuable upon exercise of the Warrants (or, if applicable, ADSs), and (iii) Ordinary Shares issuable or issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other distribution with respect to, in exchange

for or in replacement of the shares referenced in clauses (i) or (ii) (or, if applicable, ADSs); excluding in all cases, however, any securities that otherwise would be Registrable Securities but (a) have been previously registered and sold pursuant to an effective registration statement, (b) are subject to a registration statement then in effect, (c) have been sold in a transaction exempt from the registration and prospectus delivery requirement of the Act pursuant to Rule 144 or otherwise, (d) have been sold by a person in a transaction in which his, her or its rights under this Section 1 are not duly assigned as provided herein, or (e) (w) are held by any holder of less than one percent (1%) of the outstanding Ordinary Shares of the Company, (x) if such Holder is deemed to have a holding period with respect to such Registrable Securities that exceeds one year for purposes of Rule 144, (y) if all such shares may be sold into the U.S. public market in a three-month period pursuant to Rule 144 (without regard to Rule 144(k)) and (z) if such Holder receives an opinion of counsel (which may be counsel to the Company or to the Holder) reasonably satisfactory to the Holder confirming the foregoing (i.e. (x), (y) and (z)). For purposes of this Agreement, a person shall be deemed to be a Holder of Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever such person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise of securities), whether or not such acquisition has actually been effected, and such person shall be entitled to exercise the rights of a Holder of Registrable Securities hereunder. For avoidance of doubt, the term "Registrable Securities" excludes all Existing Stockholder Securities.

1.1.11 The number of "**Registrable Securities then outstanding**" shall be determined by the number of Ordinary Shares outstanding that are, and the number of Ordinary Shares issuable pursuant to then exercisable or convertible securities that are, Registrable Securities.

1.1.12 The term "**Restricted Securities**" means any Registrable Securities required to bear the first legend set forth in Section 1.10.3 hereof.

1.1.13 The term "**SEC**" shall mean the United States Securities and Exchange Commission.

1.2 Request for Registration.

1.2.1 U.S. Listing. The Company will use best efforts to list the Ordinary Shares or ADSs on one or more of the New York Stock Exchange or the American Stock Exchange, or to cause the Ordinary Shares or ADSs to be authorized for quotation on the NASDAQ National Market System, before July 6, 2006 (it being understood that the Company will not be in violation of this provision if it is unable to obtain such listing or quotation primarily as a result of its failure to satisfy the quantitative listing requirements of the New York Stock Exchange, American Stock Exchange or NASDAQ National Market).

1.2.2 Registration Rights. Subject to the conditions set forth in Section 1.2.5, if the Company shall receive, after the listing described in Section 1.2.1 above, a written request from the Initiating Holders requesting that the Company file a registration statement under the Act covering the registration of Registrable Securities, then the Company shall:

1.2.2.1 promptly, and in any event within ten (10) days of the receipt of a request made pursuant to Section 1.2.2, give written notice of such request to all Holders

and the Existing Stockholders in accordance with Section 2.5 hereof and shall include in such registration (and in all related registrations and qualifications under state blue sky laws or in compliance with other registration requirements and in any related underwriting) all Registrable Securities and Existing Stockholder Securities with respect to which the Company has received written requests for inclusion therein within thirty (30) days after the receipt of the Company's notice;

1.2.2.2 use best efforts to effect as soon as practicable, and in any event within one hundred (100) days of the receipt of such request, such registration under the Act (including, without limitation, filing post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with the Act) as would permit or facilitate the sale and distribution of all or such portion of the Registrable Securities that Holders request to be registered and Existing Stockholder Securities that the Existing Stockholders request to be registered, subject to the limitations of this Section 1.2; and

1.2.2.3 unless a deposit agreement with respect to the Ordinary Shares has been previously entered into by the Company, upon the request of the Initiating Holders, enter into a deposit agreement in form and substance reasonably satisfactory to the Initiating Holders and the Company.

1.2.3 Underwriting Requirements. If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Subsection 1.2.1 and the Company shall include such information in the written notice referred to in Subsection 1.2.2.1. The underwriter will be selected by the majority in interest of the Initiating Holders, based on aggregate Registrable Securities held by such Initiating Holders. In such event, the right of any Holder, Existing Stockholder or other holder of securities of the Company to include securities in such registration shall be conditioned upon such Holder's or other holder's participation in such underwriting and the inclusion of such Holder's or other holder's securities in the underwriting to the extent provided herein. All Holders, Existing Stockholders and other holders of securities of the Company proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 1.5.8) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. If a person who has requested inclusion in such registration as provided above does not agree to the terms of any such underwriting, then (i) such person shall be excluded therefrom and (ii) the securities so excluded shall be withdrawn from registration. Notwithstanding any other provision of this Section 1.2, if the underwriter advises the Company in writing that in their opinion the number of Registrable Securities and Existing Stockholder Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities, Existing Stockholder Securities and other securities, if any, which can be sold therein without adversely affecting the marketability of the offering, the Company shall so advise all holders of securities requesting registration, and the number of securities that are entitled to be included in the registration and underwriting shall be allocated as follows: *first,* among all Holders seeking to include shares in the registration and underwriting, in proportion (as nearly as practicable) to the amount of Registrable Securities of the Company owned by each such Holder; *second*, among all Existing Stockholders seeking to include shares in the registration and underwriting, in proportion (as nearly as practicable) to the amount of Existing Stockholders Securities owned by such Existing Stockholders; and *third*,

to the extent additional shares may be sold in the underwritten offering after the Holders and Existing Stockholders have included in the underwritten offering all shares that they desire to include, among all other holders of registration rights seeking to include shares in the registration and underwriting in proportion (as nearly as practicable) to the amount of shares of the Company owned by each such other holder and subject to registration rights; provided, however, that in no event shall the amount of Existing Stockholder Securities requested to be included in the offering be reduced to less than twenty percent (20%) of the total amount of Existing Stockholder Securities requested to be included in such offering unless, as a result of the application of this proviso, the amount of Registrable Securities included in the offering would be reduced below 50% of the total number of Registrable Securities requested to be included in the offering, in which case the number of securities that are entitled to be included in the registration and underwriting shall be allocated among all Holders and Existing Stockholders seeking to include shares in the registration and underwriting, in proportion (as nearly as practicable) to the amount of Registrable Securities and Existing Stockholder Securities owned by such Holder and Existing Stockholder. If more than fifty percent (50%) of the Registrable Securities requested to be registered by Holders pursuant to Subsection 1.2.1 are excluded from registration, such request by the Holders shall not count as one of the two (2) demand registrations referenced in Subsection 1.2.5.5.

1.2.4 Deferral. Notwithstanding the foregoing, if the Company shall furnish to the Initiating Holders a certificate signed by the Chief Executive Officer or President of the Company stating that in the good faith judgment of the Supervisory Board of the Company it would be seriously detrimental to the Company and its shareholders for information to be disclosed at that time in the registration statement to be filed in accordance with the Act, the Company shall have the right to defer taking action with respect to such filing for a period of not more than sixty (60) days after the date of such certificate; provided, however, that the Company shall not defer its obligation in this manner for more than two (2) periods not in excess of sixty (60) days each in any twelve (12) month period, unless, in the good faith judgment of the Board of Directors of the Company, the sale of Registrable Securities and Existing Stockholder Securities under such registration statement would be reasonably likely to cause a violation of the Act or the 1934 Act and result in liability to the Company; provided, further, during such period the Company must use best efforts to cure any condition that has caused such potential violation.

1.2.5 Limitations. In addition, the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 1.2:

1.2.5.1 if the Company is not permitted to list the Ordinary Shares or ADSs on one or more of the New York Stock Exchange, American Stock Exchange or the NASDAQ National Market, if such inability relates primarily as a result of its failure to satisfy the quantitative listing requirements of the New York Stock Exchange, American Stock Exchange or NASDAQ National Market and if the Company delivers a certificate, signed by the Chief Executive Officer of the Company, to the foregoing effect;

1.2.5.2 in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in any state other than Delaware and New York in effecting such registration, qualification, or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Act;

1.2.5.3 during the period starting with the date sixty (60) days prior to the Company's good faith estimate of the date of filing of, and ending on a date one hundred eighty (180) days after the effective date of, a Company-initiated registration; provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective;

1.2.5.4 if the Initiating Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration statement, propose to sell Registrable Securities and such other securities (if any), the aggregate proceeds of which (after deduction for underwriter's discounts and expenses related to the issuance) are less than $17,500,000;

1.2.5.5 subject to the last sentence of Section 1.2.3, after the Company has effected two (2) registrations pursuant to this Section 1.2 and such registrations have been declared or ordered effective; provided, however, that the Company shall be deemed to have satisfied its obligation with regard to such registrations if the corresponding registration statement is withdrawn prior to consummation of the offering at the sole request of the Initiating Holders; or

1.2.5.6 if the Initiating Holders propose to dispose of Registrable Securities that could then be registered on Form F-3 were the Initiating Holders to make a request pursuant to Section 1.4 below; provided that, if the Company would be obligated to use its best efforts to effect a registration pursuant to Section 1.4 below but for Section 1.4.1.2.2, then the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 1.2; or

1.3 Company Registration.

1.3.1 Registration Rights. If the Company proposes to register any of its shares or other securities under the Act in connection with the public offering of such securities for its own account or for the account of shareholders of the Company other than the Holders (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to a stock option, stock purchase or similar plan, a registration made on Form F-4, Form S-4 or any successor forms then in effect or an SEC Rule 145 transaction), the Company shall, at such time, promptly give each Holder and Existing Holder written notice of such registration. Upon the written request of a Holder or Existing Holder given within twenty (20) days after such notice by the Company, the Company shall, subject to the provisions of paragraph 1.3.2 below, use best efforts to cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered within twenty (20) days of the notice referenced above.

1.3.2 Underwriting Requirements.

1.3.2.1 The right of any Holder or other holder of securities of the Company to include securities in such registration shall be conditioned upon such Holder's or other holders' participation in such underwriting and the inclusion of such Holder's or other holders' securities in the underwriting to the extent provided herein. All Holders and other holders of securities of the Company proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 1.5.8) enter into an underwriting agreement in

customary form with the underwriter or underwriters selected for such underwriting. If a person who has requested inclusion in such registration as provided above does not agree to the terms of any such underwriting, then (i) such person shall be excluded therefrom and (ii) the securities owned by such person so excluded shall be withdrawn from registration.

1.3.2.2 If the total amount of securities, including Registrable Securities and Existing Stockholder Securities, requested by shareholders to be included in such offering exceeds the amount of securities that the underwriters determine in good faith and advise the Company would adversely affect the marketability of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities and Existing Stockholder Securities, that the underwriters determine in good faith will not adversely affect the marketability of the offering. The Company shall so advise all holders of securities requesting registration, and the number of securities that are entitled to be included in the registration and underwriting shall be allocated as follows: *first* to the Company for securities being sold for its own account; *second*, among all Holders and Existing Stockholders seeking to include shares in the registration and underwriting, in proportion (as nearly as practicable) to the amount of Registrable Securities and Existing Stockholder Securities of the Company owned by each such Holder; and *third*, to the extent additional shares may be sold in the underwritten offering after the Company and the Holders have included in the underwritten offering all shares that they desire to include, among all other holders of registration rights seeking to include shares in the registration and underwriting in proportion (as nearly as practicable) to the amount of shares of the Company owned by each such other holder and subject to registration rights; provided, however, that in no event shall the amount of Existing Stockholder Securities and Registrable Securities included in the offering be so reduced to less than twenty-five percent (25%) of the total amount of Existing Stockholder Securities and Registrable Securities requested to be included in such offering unless otherwise consented to by Existing Stockholders and Holders that hold a majority of the Registrable Securities and Existing Stockholder Securities requested to be included in the offering; provided, further, that if the offering is the initial public offering of the Company's securities in the United States, the Registrable Securities and Existing Stockholder Securities requested to be included by all Holders and Existing Stockholders and other holders may be excluded entirely if the underwriters make the determination described above.

1.3.2.3 The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 1.3 before the effectiveness of such registration whether or not any Holder has elected to include securities in such registration.

1.4 Form F-3 Registration. After listing described in Section 1.2.1 above, the Company shall use its commercially reasonable efforts to qualify for registration on Form F-3 or Form S-3 or any comparable or successor form or forms.

1.4.1 After the Company has qualified for the use of Form F-3, in addition to the rights contained in the foregoing provisions of this Section 1 and subject to the conditions set forth in this Section 1.4, if the Company shall receive from one (1) or more of the Holders a written request or requests that the Company effect a registration on Form F-3, the Company will use best efforts to:

1.4.1.1 promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders and to the Existing Stockholders; and

1.4.1.2 as promptly as practicable effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders and the Existing Stockholder Securities of any Existing Stockholders joining in such request as are specified in a written request given within ten (10) days after such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance pursuant to this Section 1.4 if:

1.4.1.2.1 Form F-3 is not available for such offering by the Holders;

1.4.1.2.2 if the Company has, within the twelve (12) month period preceding the date of such request, already effected two (2) registrations on Form F-3 for the Holders pursuant to this Section 1.4; or

1.4.1.2.3 If the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) on Form F-3 at an aggregate price to the public of less than $3,000,000;

1.4.2 Registrations on Form F-3 shall not be deemed to be requested registrations as described in Section 1.2.

1.4.3 The provisions of Sections 1.2.3 and 1.2.4 will apply to any registration under this Section 1.4.

1.5 Obligations of the Company. Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company will use best efforts to effect the registration and the sale of such Registrable Securities and Existing Stockholder Securities in accordance with the intended method of disposition thereof and pursuant thereto, the Company shall as expeditiously as possible:

1.5.1 Prepare and file with the SEC a registration statement, and all amendments and supplements thereto and related prospectuses as may be necessary to comply with applicable securities laws, with respect to such Registrable Securities and Existing Stockholder Securities and use its best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel).

1.5.2 Promptly apprise the Holders and the Existing Stockholders as to the effectiveness of any registration in which such Holders and Existing Stockholders are participating.

1.5.3 Keep such registration statement that is on Form F-3 effective for a period of up to one hundred eighty (180) days or until the distribution contemplated in the registration statement has been completed, whichever is earlier.

1.5.4 Keep such registration statement that is on Form S-1, Form S-2 or Form F-1 effective for a period of up to ninety (90) days or until the distribution contemplated in the registration statement has been completed, whichever is earlier.

1.5.5 Promptly furnish to the Holders and Existing Holders such number of prospectuses, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities and Existing Stockholder Securities owned by them.

1.5.6 Promptly prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

1.5.7 Register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders; provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any states or jurisdictions unless the Company is already qualified to do business or subject to service of process in such state or jurisdiction and except as may be required by the Act.

1.5.8 In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder and Existing Stockholder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

1.5.9 Promptly notify each Holder of Registrable Securities and Existing Stockholder with Existing Stockholder Securities covered by such registration statement and any underwriter participating in any distribution pursuant to such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and following such notification promptly prepare and furnish to such Holders a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities and Existing Stockholder Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing.

1.5.10 Promptly notify each Holder of Registrable Securities and Existing Stockholder with Existing Stockholder Securities covered by such registration statement and any underwriter participating in any distribution pursuant to such registration statement of (i) the

effectiveness of such registration statement, (ii) the filing of any post-effective amendments to such registration statement, or (iii) the filing of a supplement to such registration statement.

1.5.11 Furnish to each Holder of Registrable Securities and Existing Stockholder with Existing Stockholder Securities covered by such registration statement and any underwriter participating in any distribution pursuant to such registration statement, on the date that such Registrable Securities are delivered to the underwriters for sale, if requested by such entity, (i) a copy of the opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters, and in customary form and containing customary substance and such other reasonably acceptable substance as may be required by any underwriters, and (ii) a copy of the letter dated such date from the independent certified public accountants retained by the Company, addressed to the underwriters and covering such matters with respect to such registration as are customarily included in "comfort letters" provided to underwriters.

1.5.12 Make available for inspection upon reasonable notice during the Company's regular business hours by each Holder of Registrable Securities and Existing Stockholder with Existing Stockholder Securities covered by such registration statement, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all material financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers and directors to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement in order to enable them to exercise their due diligence responsibility, provided that an appropriate confidentiality agreement, if appropriate, is executed by any such seller, underwriter, attorney, accountant or other agent.

1.5.13 Cause all such Registrable Securities and Existing Stockholder Securities registered hereunder to be listed on each United States securities exchange on which similar securities issued by the Company are then listed.

1.5.14 Provide a transfer agent and registrar for all Registrable Securities and Existing Stockholder Securities registered pursuant to a registration statement and a CUSIP number for all such Registrable Securities and Existing Stockholder Securities, in each case not later than the effective date of such registration.

1.5.15 If the Company has entered into a deposit agreement with respect to the Ordinary Shares, (i) cause the Registrable Securities and Existing Stockholder Securities to be registered to be deposited with a custodian pursuant to, and for the benefit of the depositary under, the deposit agreement, (ii) unless a sufficient number of ADSs have previously been registered on Form F-6 and such Form F-6 has been declared effective under the Act, cause such number of ADSs representing such Registrable Securities and Existing Stockholder Securities to be registered on Form F-6 and cause such Form F-6 to be declared effective and (iii) cause such ADSs to be issued to the holders of American Depositary Receipts ("**ADRs**") upon presentment of such ADRs to the custodian.

1.5.16 Otherwise use its best efforts to comply in all material respects with all applicable rules and regulations of the SEC related to such registration, and make available to its

security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Act and Rule 158 thereunder.

1.5.17 Promptly notify the Holders of Registrable Securities and Existing Stockholder with Existing Stockholder Securities covered by a registration statement if such registration statement goes ineffective or is terminated by the Company.

If the Company shall notify any Holder of Registrable Securities or Existing Stockholder with Existing Stockholder Securities covered by a registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, such Holder or Existing Stockholder shall immediately cease, and cause to be ceased, the making of offers of such Registrable Securities and Existing Stockholder Securities; provided, however, that the Company shall use its best efforts to immediately correct such untrue statement or omission in such registration statement and, if required, file and cause to become effective, any required amendment to such registration statement. This paragraph will not affect any obligation of the Company hereunder.

1.6 Furnish Information.

1.6.1 It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities or Existing Stockholder Securities of any selling Holder or selling Existing Stockholder that such Holder or Existing Stockholder, as the case may be, shall furnish to the Company such information regarding itself, the Registrable Securities and/or Existing Stockholder Securities held by it and the intended method of disposition of such securities that the Company shall reasonably request in writing and as shall be reasonably required to effect the registration of such Holder's Registrable Securities or Existing Stockholder's Existing Stockholder Securities; provided, however, the failure of one Holder or Existing Stockholder to furnish such information shall not in any way affect the Company's obligations to all other Holders and Existing Stockholders hereunder.

1.6.2 The Company shall have no obligation with respect to any registration requested pursuant to Section 1.2 or Section 1.4 if, due to the operation of Subsection 1.6.1, any selling Holder or selling Existing Stockholder is excluded from a registration and accordingly, the number of shares or the anticipated aggregate offering price of the Registrable Securities to be included in the registration does not equal or exceed the anticipated aggregate offering price required to originally trigger the Company's obligation to initiate such registration as specified in Subsection 1.2.1 or Subsection 1.4.2.1, whichever is applicable.

1.7 Expenses of Demand, Company or F-3 Registration. The Company shall bear, or shall cause one or more of its wholly owned subsidiaries to bear, all reasonable expenses (exclusive of underwriting discounts and commissions that shall be borne pro rata by the selling Holders and the fees and expenses of counsel for the selling Holders of Registrable Securities other

than the two counsels referenced below in this sentence) incurred in connection with registrations, filings or qualifications pursuant to this Section 1, including, without limitation, all registration, filing and qualification fees, escrow fees, printers' and accounting fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, expenses of any regular or special audits incident to or required by any such registration and the reasonable fees and disbursements of one counsel for the selling Holders of Registrable Securities and one counsel for the selling Existing Stockholders.

1.8 Delay of Registration. No Holder or Existing Stockholder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 1.

1.9 Indemnification. In the event any Registrable Securities are included in a registration under this Section 1:

1.9.1 The Company will indemnify and hold harmless each selling Holder, each Holder's constituent partners and members, officers, directors, affiliates, and selling Existing Stockholder and each Existing Stockholder's constituent partners and members, officers, directors, affiliates, and any underwriter (as defined in the Act) for such Holder or Existing Stockholder and each person, if any, who controls such Holder or Existing Stockholder or underwriter within the meaning of the Act or the 1934 Act against any losses, claims, damages, or liabilities (joint or several) arising out of or based upon any of the following statements, omissions or violations (each a "**Violation**"): (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement, prospectus, offering circular, or any amendment or supplement thereto relating to such registration; (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation in connection with such registration of the Act, the 1934 Act, any state or non-U.S. securities law or any rule or regulation promulgated under the Act, the 1934 Act or any state or non-U.S. securities law; and the Company will pay to each such Holder, each of its officers, directors, partners or members, and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action, as such expenses are incurred; provided, however, that the Company will not be liable to any such Holder or Existing Stockholder or underwriter or controlling person to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission made in such registration statement, prospectus, offering circular or any amendment or supplement thereto in reliance upon or in conformity with information furnished to the Company in writing on behalf of such Holder or Existing Stockholder or underwriter or controlling person specifically for use in the preparation thereof; and provided, further, that the indemnity agreement contained in this Subsection 1.9.1 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld.

1.9.2 Each Holder and Existing Stockholder that holds Registrable Securities or Existing Stockholder Securities included in the registration will indemnify and hold harmless the Company, each of its directors, officers and affiliates and each person, if any, who

controls the Company within the meaning of the Act, any underwriter, any other Holder and Existing Stockholder selling securities in such registration statement and any controlling person of any such underwriter or other Holder or Existing Stockholder, severally but not jointly, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, the 1934 Act or other applicable law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case only to the extent that such Violation is caused by reliance upon written information furnished to the Company by such Holder or Existing Stockholder that is expressly for use in connection with such registration; and each such Holder or Existing Stockholder will pay any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Subsection 1.9.2, in connection with investigating or defending any such loss, claim, damage, liability, or action as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 1.9.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder or Existing Stockholder, which consent shall not be unreasonably withheld; provided further that in no event shall any Holder's or Existing Stockholders' cumulative, aggregate liability under this Subsection 1.9.2, under Subsection 1.9.4, or under such sections taken together, exceed the net proceeds received by such Holder or Existing Stockholder from the offering out of which such Violation arises.

1.9.3 Promptly after receipt by an indemnified party under this Section 1.9 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.9, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with one (1) counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one (1) counsel) shall have the right to retain one (1) separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the indemnified party under this Section 1.9 except to the extent the failure to deliver notice is materially prejudicial to its ability to defend such action. Any omission to so deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.9.

1.9.4 If the indemnification provided for in this Section 1.9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand, and of the indemnified party on the other, in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be

determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission. In no event shall any Holder's or Existing Stockholder's cumulative, aggregate liability under this Subsection 1.9.4, under Subsection 1.9.2, or under such sections together, exceed the net proceeds received by such Holder or Existing Stockholder from the offering out of which such indemnification is sought.

1.9.5 Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

1.9.6 The obligations of the Company and Holders and the Existing Stockholders under this Section 1.9 shall survive the completion of any offering of Registrable Securities or Existing Stockholder Securities in a registration statement under this Section 1, and otherwise.

1.9.7 The indemnification and contribution provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Company's indemnification is unavailable for any reason.

1.9.8 Notwithstanding any contrary provision in this Section 1.9, neither the Company nor any seller of Registrable Securities or Existing Stockholder Securities will be liable for indemnification or contribution in any case to the extent that any untrue statement or omission attributable to the Company or such seller of Registrable Securities or Existing Stockholder Securities was contained or made in a preliminary prospectus and corrected in the final prospectus and any such loss, claim, damage or liability suffered or incurred by an indemnified party resulted from an action, claim, or suit by any person who purchased shares from such indemnified party and (i) such indemnified party received a copy of the final prospectus or final similar information document at least twenty-four (24) hours prior to the confirmation of the sale of such shares but failed to deliver or provide a copy of the final prospectus or final similar information document to such person at or prior to the confirmation of the sale of such shares (provided that in no event shall any such seller willfully or knowingly deliver a final prospectus or similar information document that contains an untrue statement or omission) and (ii) the Company complied with Section 1.5.9 in connection therewith.

1.10 Limitations on Disposition.

1.10.1 Each Holder agrees not to make any disposition of all or any portion of the Preferred A Shares or Warrants, or any beneficial interest therein, including an interest in the Ordinary Shares (or ADSs, as applicable) on an as-converted basis, unless and until (i) such disposition will not require registration of such securities under the Act, (ii) the transferee has agreed in writing for the benefit of the Company to be bound by this Agreement, including, without

limitation, Sections 1.10 hereof and (iii) if reasonably requested by the Company, such Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such shares under the Act; provided, however, that this Section 1.10 shall be inapplicable if:

1.10.1.1 there is then in effect a registration statement under the Act covering the proposed disposition and such disposition is made in accordance with such registration statement;

1.10.1.2 the securities are sold by such Holder pursuant to, and in accordance with all of the requirements then applicable under, Rule 144 or Regulation S under the Act; or

1.10.1.3 the securities are sold by such Holder in a transaction on a non-U.S. market pursuant to and in accordance with all applicable law.

1.10.2 Notwithstanding the provisions of Section 1.10.1 above, no such registration statement or opinion of counsel shall be necessary for a transfer by (A) a Holder which is a partnership to its partners or retired partners in accordance with partnership interests or to an affiliate, (B) a Holder which is a corporation to its stockholders in accordance with their interest in the corporation, (C) a Holder which is a limited liability company to its members or former members in accordance with their interest in the limited liability company, (D) a Holder to a related fund or other entity that is an affiliate of the Holder, or (E) to the Holder's immediate family member or trust for the benefit of an individual Holder or his or her immediate family members, provided, that the transferee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including, without limitation, this Section 1.10 to the same extent as if such transferee were an original Holder hereunder.

1.10.3 It is understood that the certificate(s) evidencing the Preferred A Shares, the Warrants (including the Preferred A Shares issuable upon exercise of such Warrants), and/or the Ordinary Shares into which such Preferred A Shares shall convert (or, if applicable, the ADSs representing such Ordinary Shares) shall (unless otherwise permitted by the provisions of this Agreement) bear the legends substantially in the form set forth below:

> THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"). SUCH SHARES MAY NOT BE SOLD, TRANSFERRED OR PLEDGED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE CORPORATION RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF THE SECURITIES ACT OR UNLESS SOLD PURSUANT TO RULE 144 OR REGULATION S OF THE SECURITIES ACT.

1.10.4 The legend referring to United States federal and state securities laws identified in Section 1.10.3 hereof stamped on a certificate evidencing the Preferred A Shares, Warrants (including the Preferred A Shares issuable upon exercise of such Warrants) and/or Ordinary Shares into which such Preferred A Shares shall convert (or, if applicable, the ADSs representing such Ordinary Shares) and the stock transfer instructions and record notations with respect to such securities shall be removed and the Company shall issue a certificate without such legend to the holder of such securities if such holder provides the Company with an opinion of counsel reasonably acceptable to the Company to the effect that a public sale or transfer of such securities may be made without registration under the Act pursuant to Rule 144(k) under the Act.

1.11 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the SEC that may permit the sale of the Restricted Securities to the public without registration or pursuant to a registration statement on Form F 3, the Company agrees to use commercially reasonable efforts to:

1.11.1.1 make and keep public information available as those terms are understood and defined in Rule 144 under the Act, at all times from and after ninety (90) days following the effective date of the first registration statement under the Act filed by the Company for an offering of its securities to the general public;

1.11.1.2 use its commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act at any time after it has become subject to such reporting requirements; and

1.11.1.3 so long as a Holder owns any Restricted Securities, furnish to the Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time from and after ninety (90) days following the effective date of the first registration statement under the Act filed by the Company for an offering of its securities to the general public), and of the Act and the 1934 Act (at any time after it has become subject to such reporting requirements).

1.12 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities and Existing Stockholder Securities pursuant to this Section 1 may be assigned or transferred (but only with all related obligations) by a Holder or Existing Stockholder (i) in the case of any Holder or Existing Stockholder that is a partnership, limited liability company or corporation, to any entity affiliated with the Holder or Existing Stockholder or any current and former constituent partners, members, shareholders, subsidiaries and affiliates of that Holder or Existing Stockholder or affiliated entities thereof, (ii) to the Holder or Existing Stockholder's immediate family member or trust for the benefit of an individual Holder or Existing Stockholder or such family member, provided, in each case, that: (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and (y) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement.

1.13 Termination of Registration Rights. The right of any Holder or Existing Stockholder to request registration or to include Registrable Securities or Existing Stockholder

Securities in any registration pursuant to this Section 1 shall terminate if (i) such Holder of Existing Stockholder holds less than one percent (1%) of the outstanding Ordinary Shares of the Company; (ii) such Holder or Existing Holder is deemed to have a holding period with respect to such Registrable Securities or Existing Stockholder Securities that exceeds one year for purposes of Rule 144; (iii) all such shares held by such Holder or Existing Stockholder, respectively, may be sold into the U.S. public market in a three-month period pursuant to Rule 144 (without regard to Rule 144(k)) and (iv) such Holder receives an opinion of counsel (either from counsel to the Company or counsel to such Holder or Existing Stockholder) reasonably satisfactory to the Company and the Holder or Existing Holder, as applicable, confirming the foreoing (ii), (iii) and (iv)). Notwithstanding the foregoing, the right of any Holder or Existing Stockholder to request registration or to include Registrable Securities or Existing Stockholder Securities in any registration pursuant to this Section 1 shall terminate upon the date that (x) the Company has been subject, for a continuous 3-year period, to the reporting requirements of the United States Securities and Exchange Commission under Sections 12(g) or 15(d) of the United States Securities Exchange Act, and (y) the Ordinary Shares have been listed on the New York Stock Exchange or American Stock Exchange or authorized for quotation on the Nasdaq National Market System for a continuous 3-year period.

1.14 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of at least fifty percent (50%) of the then outstanding Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights if such registration rights would be equal to or greater than those provided under Section 1 hereof.

2. Miscellaneous.

2.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities or Existing Stockholder Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

2.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of New York as they apply to contracts entered into and wholly to be performed within such jurisdiction by residents thereof.

2.3 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

2.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

2.5 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid,

sent by facsimile, sent by internationally recognized overnight courier marked for overnight delivery, or otherwise delivered by hand or by messenger addressed:

2.5.1 if to an Investor, to the address or facsimile number shown for such Investor on Exhibit A hereto with copies to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation
8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, Texas 78759-8497
Attn: Benjamin D. Nelson
Facsimile: (512) 338-5499

and

Kirkland & Ellis LLP
655 15th Street, N.W.
Suite 1200
Washington, D.C. 20005-5793
Attn: Mark D. Director
Facsimile: (202) 879-5200

2.5.2 if to the Company, to the address or facsimile number as shown below, or at such other address as the Company shall have furnished to Oak:

Tele Atlas N.V.
P.O Box 420
Reitscheweg 7F
5232BX 's-Hertogenbosch
Attn: Chief Financial Officer
Facsimile: +31 73 6402122

with a copy to

Stibbe N.V.
P.O. Box 75640
1070 AP Amsterdam
The Netherlands
Attn: M. W. Josephus Jitta
Facsimile: 00 31 20 546 0712

2.5.3 if to an Existing Stockholder, to the address or facsimile number shown for such Existing Stockholder on Exhibit B hereto.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by mail, at the

earlier of its receipt or seven days after the same has been deposited in a regularly maintained receptacle for the deposit of the mail of the United States or The Netherlands, addressed and mailed as aforesaid or, if sent by facsimile, upon confirmation of facsimile transfer, or if sent by internationally recognized overnight courier service marked for overnight delivery, two days after deposited with such internationally recognized overnight courier service marked for overnight delivery.

2.6 Attorneys' Fees. Except as otherwise provided herein, if any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

2.7 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; provided that this Agreement may be amended without the consent of the holders of at least 50% of the Existing Stockholder Securities only in a manner that affects the Existing Stockholders in the same fashion as the Holders. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities and Existing Stockholder Securities then outstanding, each future holder of all such Registrable Securities and Existing Stockholder Securities and the Company.

2.8 Aggregation of Shares. All Preferred A Shares, Warrants and/or Ordinary Shares (or ADSs, if applicable) held or acquired by entities, partnerships, former partnerships or persons affiliated with a Holder or immediate family members of such Holder, constituent partners or members of any such entity that is a partnership or limited liability company, or trusts the beneficiaries of which are affiliated entities or persons and/or immediate family members of such Holder (collectively, "**Affiliates**") shall be aggregated for the purpose of determining the availability or discharge of any rights of such Holder under this Agreement. Any Affiliate or Affiliate group shall be entitled to designate one person as representative of such group for the purpose of exercising any right or undertaking any obligation of such group hereunder, and the Company shall be entitled to rely on the representative for such purposes.

2.9 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

2.10 Entire Agreement. This Agreement, together with the Securities Purchase Agreement dated as of April 28, 2004 by and among the Company and the Investors (the "**Purchase Agreement**") constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. In the event of any conflict between the terms of the Articles of Association of the Company and this Agreement, this Agreement shall prevail.

2.11 No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

2.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with these specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States (or any state thereof) or the Netherlands having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

* * *

IN WITNESS WHEREOF, the parties have executed this Investor Rights Agreement as of the date first above written.

TELE ATLAS N.V.

By: ______________________________

Name: ____________________________

Title: ____________________________

By: ______________________________

Name: ____________________________

Title: ____________________________

INVESTORS:

By: ______________________________

The Board of Trustees of the Leland Stanford Junior University (SEVF2)

By: ______________________________
Name: Tyler Edelstein
Title: Managing Director – Separate Investments

Print Address:

Stanford Management Company
2770 Sand Hill Road
Menlo Park, CA 94025
Attn: Saloni Kapadia/Martina Poquet/Victoria Von Schell
Facsimile Number: 650-854-9267

EXISTING STOCKHOLDERS:

By: ______________________________
Name
Title:

By: ______________________________
Name
Title:

6 July 2004

SHAREHOLDERS AGREEMENT

regarding

Tele Atlas N.V.

Stibbe

Amsterdam

THIS AGREEMENT is made on the 6th day of July 2004,

BETWEEN

1. The several persons whose names and addresses are set out in **Schedule A** (collectively referred to as the "Investors");

2. Robert Bosch GmbH, a private limited liability company duly existing under the laws of Germany;

3. International Asset Management (IAM) B.V., a private limited liability company duly existing under the laws of The Netherlands;

4. Tele Atlas N.V., a public limited liability company duly existing under the laws of the Netherlands (the "Company");

WHEREAS:

(a) The Company is active in the field of (i) digital maps, geo-encoded objects and personalised data bases and (ii) making products connected with or derived therefrom;

(b) The Company is listed on the "Geregelter Markt" of the Frankfurt Stock Exchange and has an authorized share capital of EUR 30 million (thirty million Euro)], divided into 200 (two hundred) million ordinary shares and 100 (one hundred) million Preferred A Shares convertible into ordinary shares, with a nominal value of EUR 0.10 each;

(c) The Company has entered into a Securities Purchase Agreement with the Investors on April 28, 2004 (the "Securities Purchase Agreement");

(d) The Parties wish to enter into this shareholders agreement (the "Agreement") in order to govern their respective obligations towards each other as shareholders of the Company in relation to the appointment of members of the supervisory board and certain other matters and as a condition to the Investors' willingness to consummate the Securities Purchase Agreement;

(e) The Company is willing to acknowledge and accept its obligations provided for in this Agreement and, accordingly, shall execute this Agreement in evidence thereof.

NOW THEREFORE IT IS AGREED as follows:

1. INTERPRETATION

1.1 In this Agreement, the following terms shall have the meaning as set forth below:

"Affiliate"	shall have the meaning assigned to such term in Rule 405 promulgated pursuant to the U.S. Securities Act of 1933, as amended, and, for avoidance of doubt, the term "control" in such

	definition shall have the meaning assigned to such term under such law, and not the meaning set forth below;
"Agreement"	this Shareholders Agreement, including its appendices and schedules, if any;
"Articles of Association"	the text of the articles of association of the Company, as amended;
"Bosch"	Robert Bosch GmbH;
"Business Day"	a day (other than a Saturday or Sunday) when banks in Amsterdam, the Netherlands are open for the transaction of normal business;
"Company"	Tele Atlas N.V.;
"Control"	the power of a company or an individual, directly or indirectly (i) to exercise more than 50% of the voting rights at a shareholders meeting of a company, or (ii) to appoint or dismiss more than 50% of the directors of the management board or of the members of the supervisory board of a company, or (iii) to direct the management of a company through the exercise of majority votes at management board or supervisory board meetings of such company; provided, however such definition shall not apply for purposes of defining the term "Affiliate," above;
"Day"	a calendar day;
"Director"	any member of the Management Board;
"General Meeting "	the general meeting of shareholders of the Company including both the Ordinary Shareholders and the Preferred A Shareholders;
"IAM"	International Asset Management (IAM) B.V.;
"Management Board"	the board of managing directors of the Company;
"Member"	any member of the Supervisory Board;
"Meritech"	Meritech Capital Partners II L.P., Meritech Capital Affiliates II L.P., and MCP Entrepreneur Partners II L.P.;

"NEA"	New Enterprise Associates 10, Limited Partnership, New Enterprise Associates 11, L.P., and NEA Ventures 2004, Limited Partnership;
"Nominating Group"	each of Oak, Meritech, NEA, IAM and Bosch;
"Oak"	Oak Investment Partners IX, Limited Partnership, Oak IX Affiliates Fund-A, Limited Partnership, Oak IX Affiliates Fund, Limited Partnership, Oak Investment Partners X, Limited Partnership and Oak X Affiliates Fund, Limited Partnership;
"Ordinary Share"	any ordinary share in the capital of the Company, with a nominal value of EUR 0.10;
"Ordinary Shareholders"	the holders of Ordinary Shares;
"Party"	any party to this Agreement;
"Preferred A Share"	any Preferred A share in the capital of the Company, with a nominal value of EUR 0.10 each;
"Preferred A Shareholders"	the holders of Preferred A Shares;
"Securities Purchase Agreement"	the securities purchase agreement entered into between the Company and the Investors on April 28, 2004;
"Share"	any share in the capital of the Company of whatever class, with a nominal value of EUR 0.10 each;
"Shareholder"	any holder of Shares;
"Supervisory Board"	the board of supervisory directors of the Company;

1.2 In this Agreement, a reference to:

(i) a statutory provision includes a reference to it as from time to time amended or re-enacted and to any subordinate legislation made under or pursuant to it;

(ii) persons includes a reference to any corporate body, unincorporated association or partnership; and

(iii) an Article or Schedule, unless the context otherwise requires, is a reference to an Article or Schedule of this Agreement.

1.3 The Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement, and references to this Agreement include the Schedules.

1.4 The headings in this Agreement shall not affect the interpretation of this Agreement.

2. SUPERVISORY BOARD

2.1 The Supervisory Board of the Company shall consist of seven (7) Members.

2.2 Any and all Members shall be appointed by the General Meeting in accordance with clause 14 of the Articles of Association, subject always to the nomination rights provided in this Agreement.

2.3 Two (2) Members shall be nominated by the Preferred A Shareholders, of which (a) one (1) Member shall be nominated by holders of a majority of the Preferred A Shares, and Ordinary Shares received on conversion thereof, held by Oak and Meritech, and (b) one (1) Member shall be nominated by NEA.

2.4 One (1) Member shall be nominated by IAM.

2.5 One (1) Member shall be nominated by Bosch.

2.6 Three (3) Members shall not be an employee of the Company, Oak, NEA, Bosch or IAM (or any Affiliate thereof), one (1) of which shall be jointly nominated by Oak and NEA, subject to reasonable approval of Bosch and IAM, one (1) of which shall be jointly nominated by Bosch and IAM, subject to reasonable approval by Oak and NEA and one (1) Member will be nominated by a simple majority of the Members.

2.7 The foregoing provisions of this Article 2 shall apply *mutatis mutandis* for any further vacancies as well as for any suspension or dismissal of a Member.

2.8 The nomination rights of each Nominating Group according to this Article 2 will cease to be effective for such Nominating Group if it, together with all affiliated funds, no longer holds a substantial interest or deemed substantial interest in the Company within the meaning of the applicable Dutch tax laws. In no event will this Section 2.8 apply to terminate the rights hereunder of a Nominating Group that owns, with its affiliated funds, more than five percent (5%) of the outstanding Ordinary Shares, assuming the exercise of all warrants or options then outstanding and thereafter the conversion of all Preferred A Shares or other convertible securities then outstanding.

2.9 The Parties acknowledge that the Members appointed upon execution of this Agreement are deemed to be nominated as indicated below:

Name	Nominated by
Bandel Carano	Oak and Meritech
Peter Morris	NEA
Joost Tjaden	IAM

Holger von Hebel	Bosch
George Schmitt	Oak and NEA
Wim Dik	Bosch and IAM
Charles Cotton	Simple Majority of the Members of the Supervisory Board

2.10 From time to time during the term of this Agreement, a Party or Parties who are entitled to select a nominee pursuant to this Agreement may, in their sole discretion: (i) notify the Company in writing of an intention to remove from the Company's Supervisory Board any incumbent nominee who occupies a Supervisory Board seat for which such Party or Parties are entitled to nominate the nominee or (ii) notify the Company in writing of an intention to select a new nominee for election to a Supervisory Board seat for which such Party or Parties are entitled to nominate the nominee (whether to replace a prior nominee or to fill a vacancy in such Supervisory Board seat). In the event of such an initiation of a removal or selection of a nominee under this section, the Company shall take such reasonable actions as are necessary to facilitate such removals or elections, including, without limitation, soliciting the votes of the appropriate stockholders, and, in the shareholders meeting convened for this purpose, the Parties shall vote their Shares to cause: (a) the removal from the Company's Supervisory Board of the nominee or nominees so designated for removal; and (b) the election to the Company's Supervisory Board of any new nominee or nominees so nominated.

2.11 The Company agrees to use its best efforts to ensure that the rights given to the Parties hereunder are effective and that the Parties enjoy the benefits thereof. Such actions include, without limitations the use of the Company's best efforts to cause the nomination and election of the nominees as provided in Section 2, to cause the size of the Supervisory Board to remain as provided in Section 2.1, to enforce the terms of this Agreement and to inform the Parties of any breach hereof (to the extent the Company has knowledge thereof). The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all of the provisions of this Agreement and in the taking of all such actions as may be necessary, appropriate or reasonably requested by the holders of a majority of the Preferred A Shares originally issued pursuant to the Purchase Agreement in order to protect the rights of the parties hereunder against impairment and to assist the Parties in the exercise of their rights and the performance of their obligations hereunder.

3. VOTING RIGHTS

3.1 Each of the parties hereto shall:

(i) exercise all the rights of attendance and voting (*vergader- en stemrechten*) attached to Shares held by it, and shall cause all such persons or entities under its direct, indirect, several or joint control as shall hold Shares to exercise all the rights of attendance and voting attached to such Shares, in such a manner that the obligations arising under this Agreement can and shall be performed timely,

completely and correctly, including, without limitation, voting for the election of all Members nominated pursuant to Section 2,

take all actions necessary, proper and expedient to effectuate such performance, and

(ii) shall exercise its best efforts to cause the Company, and each member of the Supervisory Board of the Company nominated on its proposal or nomination, to fully support and co-operate in such performance.

4. AGREEMENTS RELATED TO CERTAIN ACTIONS

4.1 Each of the parties hereto shall use its commercially reasonable efforts to cooperate and take any and all appropriate actions, including without limitation (i) compliance with the United States Securities Act of 1933, as amended, and the United States Sarbanes-Oxley of 2002, and (ii) approving appropriate amendments to the articles of association (as long as such amendments, by their terms, do not materially and adversely affect one Party in a manner different from such amendments' effect on the other Parties), in order to effect a registration and/or listing of securities of the Company in the United States pursuant to the Registration Rights Agreement between the Company and the Investors of even date herewith.

4.2 It is the Parties understanding that pending legislation proposes to require a shareholder who meets certain equity thresholds to make a mandatory tender offer for the acquisition of additional shares of the Company. If, as a result of this legislation or similar legislation, any Eligible Party (as defined below) is required or may be required, following an exercise of its options or warrants or conversion of its convertible securities, to launch a tender offer for the Company's outstanding shares, then the Parties will take commercially reasonable efforts to restructure, amend or terminate this Agreement, the Securities Purchase Agreement and any other agreements related thereto so as to permit such exercise or conversion. "Eligible Party" means any Party who has not (and whose Affiliates have not) acquired any Ordinary Shares or other equity securities of the Company in violation of the standstill provision set forth in Section 5.6 of the Securities Purchase Agreement. If an Eligible Party requests that this Agreement, the Securities Purchase Agreement and any other agreements related thereto be restructured, amended or terminated pursuant to this Section 4.2, and if no action has been taken to such Eligible Party's reasonable satisfaction within 60 days of such request, then such Eligible Party will have the right to withdraw from this Agreement and/or any other related agreements and thereafter no longer be subject to their provisions. After such withdrawal, such Eligible Party shall no longer have any rights or obligations under this Agreement and such other related agreements, including, without

limitation, the rights and obligations under Section 2 hereof. No such withdrawal will in any circumstances relieve any Party for any liabilities or obligations it may have related to events, acts or omissions occurring before the effective date of such withdrawal.

5. AGREEMENTS RELATED TO PROTECTING THE PREFERRED A LIQUIDATION PREFERENCE

If (i) a Liquidation Change of Control Transaction (as defined below) is approved by (i) holders of a majority of the Preferred A Shares and (ii) a Super-Majority of the Company's Supervisory Board (as defined below), then each Party agrees to vote all Shares held by such Party in favor of (x) such Liquidation Change of Control Transaction and (y) any cancellation of Preferred A Shares to be completed in connection with such Liquidation Change of Control Transaction. In connection with such a Liquidation Change of Control Transaction, each Party also agrees to sell or exchange all Shares then held by such Party pursuant to the terms and conditions of such Liquidation Change of Control Transaction, subject to the following conditions:

(a) no Party shall be required hereunder to make any representation, covenant or warranty in connection with the Change of Control Transaction, other than as to such Party's ownership and authority to sell, free of liens, claims and encumbrances, the Ordinary Shares proposed to be sold by such Party;

(b) no Party shall be liable for damages in connection with such sale or exchange in an amount that exceeds the amount of proceeds received by such Party in connection with such Party's sale or exchange of its Shares;

(c) the consideration payable with respect to each share in a class or series as a result of such Liquidation Change of Control Transaction is the same (except for cash payments in lieu of fractional shares) as for each other share in such class or series, as applicable; and

(d) each holder of a class or series of capital stock of the Company will be entitled to receive the same form of consideration as each other holder of the same class or series, as applicable, in consideration for each share of such class or series (and be subject to the same indemnity and escrow provisions) as a result of such Liquidation Change of Control Transaction.

A "Liquidation Change of Control Transaction" is a Change of Control Transaction (as defined in Section 9.4) in which a Super-Majority of the Supervisory Board determines, based on facts in existence at the time of the Supervisory Board's approval of definitive documents related to such Liquidation Change of Control Transaction (and based on the Supervisory Board's good faith opinion of the value of the consideration to be received in such Liquidation Change of Control Transaction, including the present value of any earn-out payment or escrowed amounts, discounted based on likelihood of payment), that the holders of Preferred A Shares would receive more by receiving the nominal amount of such Preferred A Shares plus the share premium reserve related to such Preferred A Shares (as

set forth in the Articles of Association) in connection with the Liquidation Change of Control Transaction than such holders of Preferred A Shares would receive by converting their Preferred A Shares into Ordinary Shares in connection with such Liquidation Change of Control Transaction.

A "Super-Majority of the Supervisory Board" means five of seven Members, assuming a Supervisory Board size of seven. If the size of the Supervisory Board is smaller or larger than seven Members, then a Super-Majority of the Supervisory Board shall be the approval of the number of Members that is necessary in order to receive the approval of at least 66% of the Supervisory Board Members.

6. ANNOUNCEMENTS

Each of the Parties acknowledge and agree that the Company may, on behalf of all Parties, make a public announcement of the signing of this agreement and that it will further report the material content of this agreement in its annual accounts.

7. ASSIGNMENT; RESTRICTIONS ON TRANSFER

7.1 No Party shall assign or transfer or purport to assign or transfer any of its rights or obligations under this Agreement; provided, however, if any Party hereto transfers any Shares to any Affiliate or such Party, then, as a condition to such transfer, such Affiliate shall agree to be bound by the terms hereof.

8. **NOTICES** All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile, sent by internationally recognized overnight courier marked for overnight delivery, or otherwise delivered by hand or by messenger addressed:

8.1 if to the Investors, to the addresses or facsimile numbers as shown on Schedule A hereto, or at such other address as such Investor shall have furnished to the Company, Bosch, IAM, Oak and NEA with copies to the following:

Oak Investment Partners X, Limited Partnership
525 University Avenue
Suite 130C
Palo Alto, CA 94301
Attn: Virginia Eddington
Facsimile: (650) 328-6345

Wilson Sonsini Goodrich & Rosati, Professional Corporation
8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, Texas 78759-8497
Attn: Benjamin D. Nelson
Facsimile: (512) 338-5499

New Enterprise Associates
1119 Saint Paul Street
Baltimore, MD 21202
Attn: Louis Citron
Facsimile: (410) 752-7721

Kirkland & Ellis LLP
655 15th Street, N.W.
Suite 1200
Washington, D.C. 20005-5793
Attn: Mark D. Director
Facsimile: (202) 879-5200

8.2 if to Bosch, to the address or facsimile number as shown below, or at such other address as Bosch shall have furnished to Oak, NEA, IAM and the Company:

Robert Bosch GmbH
P.O. Box 10 60 50
70049 Stuttgart
Germany
Attn: Head of Corporate Legal Department
Facsimile: +49 711 811 6760

8.3 if to IAM, to the address or facsimile number as shown below, or at such other address as IAM shall have furnished to Oak, NEA, Bosch and the Company:

International Asset Management (IAM) B.V.
Janivo Holding B.V.
P.O. Box 544
3700 Am Zeist
Attn: Managing Board
Facsimile: +31 30 693 75 70

8.4 if to the Company, to the address or facsimile number as shown below, or at such other address as the Company shall have furnished to Oak:

Tele Atlas N.V.
P.O Box 420
Reitscheweg 7F
5232BX 's-Hertogenbosch
Attn: Chief Financial Officer
Fax: +31 73 6402122

with a copy to:

Stibbe N.V.
P.O. Box 75640
1070 AP Amsterdam
The Netherlands
Attn: M. W. Josephus Jitta
Fax: 00 31 20 546 0712

8.5 Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by mail, at the earlier of its receipt or seven days after the same has been deposited in a regularly maintained receptacle for the deposit of the mail of the United States or The Netherlands, addressed and mailed as aforesaid or, if sent by facsimile, upon confirmation of facsimile transfer, or if sent by internationally recognized overnight courier service marked for overnight delivery, two days after deposited with such internationally recognized overnight courier service marked for overnight delivery.

9. ENTIRE AGREEMENT, AMENDMENTS, WAIVER AND TERMINATION

9.1 This Agreement constitutes the entire agreement between the Parties regarding the subject matter thereof and supersedes all prior agreements or understandings whether in writing or orally regarding the subject matter of this Agreement (including the agreements to be entered into pursuant to it).

9.2 No amendment to this Agreement shall be valid or effective unless in writing and executed by each Party; provided, however, for an amendment to be binding on the Investors an amendment will have to be approved in writing by Investors holding the majority of the Preferred A Shares originally issued pursuant to the Purchase Agreement then outstanding; provided, however, any Affiliate of a Party to whom Shares are transferred may become obligated hereunder without the consent of any Party; provided, further, as long as any Nominating Group has the right to nominate a Member hereunder, such Nominating Group's right to nominate a Member hereunder may not be amended without such Nominating Group's consent. Notwithstanding the foregoing, no amendment to Section 2.8 of this Agreement shall be valid or effective unless in writing and executed by the Company and each Nominating Group, unless a Nominating Group's rights have terminated pursuant to Section 2.8, in which case such Nominating Group's consent will not be required to amend Section 2.8.

9.3 No delay or omission on the part of any Party to this Agreement in exercising any right, power or remedy provided by law or under this Agreement shall impair such right, power or remedy or operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by law or under this Agreement shall not preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law. For the Investors to grant a waiver such waiver will have to be approved in writing by Investors holding the majority of the Preferred A Shares or Ordinary Shares received upon conversion thereof that are held by the Investors.

9.4 This Agreement shall terminate upon the earlier of (i) the agreement of the holders of a majority of Preferred A Shares then outstanding; provided, however, so long as any of Bosch, IAM, Oak, Meritech or NEA have the right to nominate a Member hereunder, this Agreement may not be terminated pursuant to Section 8.4(i) without

the consent of each of such Parties who has the right to nominate a Member, and (ii) a Change of Control Transaction. "**Change of Control Transaction**" means either (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) that results in the voting securities of the Company outstanding immediately prior thereto failing to represent immediately after such transaction or series of transactions (either by remaining outstanding or by being converted into voting securities of the surviving entity or the entity that controls such surviving entity) a majority of the total voting power represented by the outstanding voting securities of the Company, such surviving entity or the entity that controls such surviving entity; or (b) a sale, lease or other conveyance of all or substantially all of the assets of the Company and its subsidiaries, on a consolidated basis (or a transfer of the enterprise or almost all of the enterprise).

10. SEVERABILITY

10.1 The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. Any such invalid or unenforceable provision shall be replaced or be deemed to be replaced by a provision that is considered to be valid and enforceable and which interpretation shall be as close as possible to the intent of the invalid provision.

10.2 To the extent permitted by Netherlands law, if any provision of the Articles of Association at any time conflicts with the provisions of this Agreement, this Agreement shall prevail and the Parties shall, whenever necessary, exercise all voting rights and other rights available to them so as to procure that the provisions of this Agreement and not the applicable provisions of the Articles of Association of the Company shall be complied with.

10.3 The parties hereby waive their right to rescind this Agreement pursuant to section 6:265 of the Dutch Civil Code.

11. LAW AND JURISDICTION

11.1 This Agreement shall be governed by, and construed in accordance with, the laws of The Netherlands.

11.2 Any dispute arising out of or in connection with this Agreement shall be exclusively settled by the competent court in The Court of Amsterdam, The Netherlands.

12. COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed shall be an original but all the counterparts together shall constitute one and the same instrument.

13. REPRESENTATION AND COVENANT FROM BOSCH AND IAM.

Each of Bosch and IAM, severally and not jointly, represent and warrant as follows: (i) it is a corporation for U.S. tax purposes and has not elected to be treated as a pass-through entity and (ii) none of its outstanding securities are owned by U.S persons or entities. Bosch and IAM each covenant not to take any action to make any of the aforementioned representations untrue without first consulting with Oak and its counsel.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the day and year first above written.

TELE ATLAS N.V.

INVESTORS:

THE BOARD OF TRUSTEES OF THE LELAND STANFORD JUNIOR UNIVERSITY (SEVF2)

By: ______________________________

Tyler Edelstein,
Managing Director – Separate Investments

TELE ATLAS N.V.

DIRECTOR INDEMNIFICATION AGREEMENT

This Indemnification Agreement ("**Agreement**") is entered into as of the 6th day of July 2004, by and between Tele Atlas N.V., a Netherlands corporation (the "**Company**"), and the member of the Company identified on the signature page hereto (the "**Board Member**"; collectively with such Board Member's Affiliated Persons, as defined below, the "**Indemnitees**").

RECITALS

A. The Company is aware that, in order to induce highly competent persons to serve the Company as Board Members or in other capacities, the Company must provide such persons with adequate protection through insurance and indemnification against inordinate risks of claims and actions against them arising out of their service to and activities on behalf of the Company.

B. The Company and Board Member recognize the continued difficulty in obtaining liability insurance for the Company's Supervisory Board members, the significant increases in the cost of such insurance and the general reductions in the coverage of such insurance.

C. The Company and Board Member further recognize the substantial increase in corporate litigation in general, subjecting members to expensive litigation risks at the same time as the availability and coverage of liability insurance has been severely limited.

D. The current protection available to members may not be adequate under the present circumstances, and members, including the Indemnitees, may not be willing to continue to serve or be associated with the Company in such capacities without additional protection for themselves and their Affiliated Persons.

E. The Supervisory Board of the Company has determined that it is essential to the best interests of the Company and its shareholders that the Company act to assure such persons that there will be increased certainty of such protection in the future.

F. The Company (i) desires to attract and retain the involvement of highly qualified persons to serve and be associated with the Company, and (ii) accordingly, wishes to provide for the indemnification and advancement of expenses to the Board Member and the Board Member's Affiliated Persons as provided herein.

G. The Indemnitee(s) are willing to serve, continue to serve and take on additional service for or on behalf of the Company on the condition that each is so indemnified.

NOW, THEREFORE, the Company and the Board Member hereby agree as follows:

1. Service by the Indemnitee. The Indemnitee agrees to serve as a Board Member of the Company faithfully and will discharge his duties and responsibilities to the best of his ability so long as he is duly elected or qualified in accordance with the provisions of the Articles of Association and resolutions of the Company and the laws of the Netherlands or until his earlier death, resignation or removal. The Indemnitee may at any time and for any reason resign from such position (subject to any other contractual obligation). Nothing in this Agreement shall confer upon the Indemnitee the right to continue in the employ of the Company or as a Board Member of the Company.

2. Indemnification.

(a) Indemnification of Expenses. The Company shall indemnify and hold harmless the Board Member and all of the Board Member's Affiliated Persons (as defined below) to the fullest extent permitted by law if any such Indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation that such Indemnitee in good faith believes might lead to the institution of any such action, suit, proceeding or alternative dispute resolution mechanism, whether civil, criminal, administrative, investigative or other (hereinafter a "**Claim**") by reason of (or arising in part out of) or in any way related to any event or occurrence related to the fact that Board Member is or was (or is alleged to be or to have been) a member, officer, employee, controlling person, fiduciary or other agent or affiliate of the Company, or any subsidiary of the Company, or is or was (or is alleged to be or to have been) serving at the request of the Company as a member, officer, employee, controlling person, fiduciary or other agent or affiliate of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of such Indemnitee while serving (or allegedly serving) in such capacity, including, without limitation, any such Claim under the Securities Act of 1933, as amended (the "**Securities Act**"), the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), or any other United States federal or state or foreign statutory law or regulation, or any such Claim, at common law or otherwise, that relates directly or indirectly (i) to the registration, purchase, sale or ownership of any securities of the Company, (ii)any filings with any regulatory or governmental body including (without limitation) the Frankfurt Stock Exchange, the Dutch Regulatory Agency for Securities and the Securities and Exchange Commission or (iii) to any fiduciary obligation owed with respect to the Company and its stockholders (hereinafter an "**Indemnification Event**"), against any and all losses, claims, damages, expenses and liabilities, joint or several, incurred in connection with such Claim (including any investigation, legal and other expenses incurred in connection with, and any amount paid in settlement of, any such Claim and against any and all expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection with investigating, defending a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation related to such Claim), judgments, fines,

penalties and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) of such Claim and any United States federal, state, local or foreign taxes imposed on Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement (collectively, hereinafter "**Expenses**"), including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses. The Company shall make such payment of Expenses as soon as practicable but in any event no later than ten (10) days after written demand by the Indemnitee therefor is presented to the Company.

(b) Reviewing Party. Notwithstanding the foregoing, (i) the obligations of the Company under Section 2(a) shall be subject to the condition that the Reviewing Party (as defined in Section 11(f) hereof) shall not have determined (in a written opinion, in any case in which the Independent Legal Counsel referred to in Section 11(e) hereof is involved) that Indemnitee would not be permitted to be indemnified under applicable law, and (ii) the obligation of the Company to make an advance payment of Expenses to Indemnitee pursuant to Section3(a) (an "**Expense Advance**") shall be subject to the condition that, if, when and to the extent that the Reviewing Party determines that Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid; provided, however, that if Indemnitee has commenced or thereafter commences legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law or hereunder, any determination made by the Reviewing Party that Indemnitee would not be permitted to be indemnified under applicable law or hereunder shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or lapsed). Indemnitees' obligation to reimburse the Company for any Expense Advance shall be unsecured and no interest shall be charged thereon. If there has not been a Change in Control (as defined in Section 11(d) hereof), the Reviewing Party shall be selected by the Supervisory Board with the approval of the Indemnitee (which approval shall not be unreasonably withheld), and if there has been such a Change in Control (other than a Change in Control (i) which has been approved by a majority of the Company's Supervisory Board prior to such Change in Control or (ii) following which a majority of the Supervisory Board of the Company (or the ultimate parent entity thereof) is comprised of members who were members of the Company immediately prior to the Change in Control), the Reviewing Party shall be the Independent Legal Counsel referred to in Section 11(e) hereof subject to the approval of the Indemnitee (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and Indemnitees as to whether and to what extent Indemnitees would be permitted to be indemnified under applicable law. The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to fully indemnify such counsel against any and all expenses (including attorneys' fees), claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto. If there has been no determination by the Reviewing Party or if the Reviewing Party determines that Indemnitee substantively would not be permitted to be indemnified in whole or in part under applicable law, Indemnitee shall have

the right to commence litigation seeking an initial determination by the court or challenging any such determination by the Reviewing Party or any aspect thereof, including the legal or factual bases therefor, and the Company hereby consents to service of process and to appear in any such proceeding. Any determination by the Reviewing Party otherwise shall be conclusive and binding on the Company and Indemnitee and the Company shall be precluded from making any assertions to the contrary.

(c) Contribution. ''If and to the extent that a final adjudication shall specify that the Company is not obligated to indemnify Indemnitee under this Agreement for any reason in respect of any Claim, then the Company shall contribute to the amount paid or payable by such Indemnitee as a result of such Claim in such proportion as is appropriate (i) to reflect the relative benefits received by the Company, on the one hand, and Indemnitee, on the other hand, from the action or inaction with respect to which such Claim arose, and (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company, on the one hand, and Indemnitee, on the other hand, in connection with the circumstances that resulted in such Expenses, as well as any other relevant equitable considerations. In connection with the United States registration of the Company's securities, the relative benefits received by the Company and any Indemnitee shall be deemed to be in the same respective proportions that the net proceeds from the offering (before deducting expenses) received by the Company and the Indemnitee, in each case as set forth in the table on the cover page of the applicable prospectus, bear to the aggregate public offering price of the securities so offered. The relative fault of the Company, on the one hand, and Indemnitee, on the other hand, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Indemnitee and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent the circumstances resulting in such Expenses.

The Company and each Indemnitee agree that it would not be just and equitable if contribution pursuant to this Section 2(c) were determined by pro rata or per capita allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. In connection with the registration of the Company's securities, in no event shall an Indemnitee be required to contribute any amount under this Section 2(c) in excess of the lesser of (i) that proportion of the total of such losses, claims, damages or liabilities indemnified against equal to the proportion of the total securities sold under such registration statement which is being sold by such Indemnitee or (ii) the net proceeds received by such Indemnitee from its sale of securities under such registration statement. No person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not found guilty of such fraudulent misrepresentation.

(d) Survival Regardless of Investigation. The indemnification and contribution provided for in this Section 2 will remain in full force and effect regardless of any

investigation made by or on behalf of the Indemnitees or any officer, member, employee, agent or controlling person of the Indemnitees.

(e) Mandatory Payment of Expenses. Notwithstanding any other provision of this Agreement, to the extent that an Indemnitee has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in the defense of any action, suit, proceeding, inquiry or investigation referred to in Section 2(a) hereof or in the defense of any Claim, issue or matter therein, such Indemnitee shall be indemnified against all Expenses incurred by such Indemnitee in connection therewith.

3. Expenses; Indemnification Procedure.

(a) Advancement of Expenses. The Company shall advance all Expenses incurred by any Indemnitee upon the terms specified in this Agreement. The advances to be made hereunder shall be paid by the Company to the Indemnitee as soon as practicable but in any event no later than ten (10) days after written demand by such Indemnitee therefor to the Company.

(b) Notice/Cooperation by Indemnitees. Each Indemnitee shall, as a condition precedent to Indemnitee's right to be indemnified under this Agreement, give the Company notice in writing as soon as practicable of any Claim made against Indemnitee for which indemnification will or could be sought under this Agreement but the omission to so notify the Company will not relieve the Company from any liability that it may have to the Indemnitee otherwise than under this Agreement. In addition, each Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

(c) Presumptions; Burden of Proof. For purposes of this Agreement, the termination of any Claim by judgment, order, settlement (whether with or without court approval) or conviction, or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that any Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law. In addition, neither the failure of the Reviewing Party to have made a determination as to whether an Indemnitee has met any particular standard of conduct or had any particular belief, nor an actual determination by the Reviewing Party that the Indemnitee has not met such standard of conduct or did not have such belief, prior to the commencement of legal proceedings by Indemnitee to secure a judicial determination that the Indemnitee should be indemnified under applicable law, shall be a defense to the Indemnitee's Claim or create a presumption that the Indemnitee has not met any particular standard of conduct or did not have any particular belief. In connection with any determination by the Reviewing Party or otherwise as to whether the Indemnitee is entitled to be indemnified hereunder, the burden of proof shall be on the Company to establish that the Indemnitee is not so entitled.

(d) Notice to Insurers. If, at the time of the receipt by the Company of a notice of a Claim pursuant to Section 3(b) hereof, the Company has D&O Insurance as defined below in effect which may cover such Claim, the Company shall give prompt notice of the commencement of such Claim to the insurers in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause such insurers to pay, on behalf of each Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies.

(e) Selection of Counsel. In the event the Company shall be obligated hereunder to pay the Expenses of any Claim, the Company shall be entitled to assume the defense of such Claim, with counsel approved by the applicable Indemnitee, which approval shall not be unreasonably withheld, upon the delivery to such Indemnitee of written notice of its election to do so. After delivery of such notice, approval of such counsel by the Indemnitee and the retention of such counsel by the Company, the Company will not be liable to such Indemnitee under this Agreement for any fees of counsel subsequently incurred by such Indemnitee with respect to the same Claim; provided that, (i) the Indemnitee shall have the right to employ such Indemnitee's counsel in any such Claim at the Indemnitee's expense and (ii) if (A) the employment of counsel by the Indemnitee has been previously authorized by the Company, (B) such Indemnitee shall have reasonably concluded that there is an actual or potential conflict of interest between the Company and such Indemnitee in the conduct of any such defense, or (C) the Company shall not continue to retain such counsel to defend such Claim, then the fees and expenses of the Indemnitee's counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding to which the Indemnitee shall have reached the conclusion provided for in (ii) above. As long as the Company has otherwise complied with the terms hereof, the Company shall have the right to conduct such defense as it sees fit in its sole discretion and shall have the right to settle any claim, action or proceeding against any Indemnitee with the consent of such Indemnitee (which consent shall not be unreasonably withheld), provided such settlement includes a full release of the Indemnitee by the claimant from all liabilities or potential liabilities under such claim.

4. Additional Indemnification Rights; Nonexclusivity.

(a) Scope. The Company hereby agrees to indemnify each Indemnitee to the fullest extent permitted by law and in accordance with the terms hereof, notwithstanding that such indemnification may not be specifically authorized by the Company's Articles of Association, the Company's resolutions or by statute. In the event of any change after the date of this Agreement in any applicable law, statute or rule which expands the right of a Netherlands corporation to indemnify a member of its Supervisory Board, it is the intent of the parties hereto that each Indemnitee shall enjoy by this Agreement the greater benefits afforded by such change. In the event of any change in any applicable law, statute or rule which narrows the right of a Netherlands corporation to indemnify a member of its Supervisory Board or agent or fiduciary, such change, to the extent not otherwise required by such law, statute or rule to be applied to this Agreement, shall have no effect on this Agreement or the parties' rights and obligations hereunder except as set forth in Section 9(a) hereof.

(b) Nonexclusivity. The indemnification provided by this Agreement shall be in addition to any rights to which any Indemnitee may be entitled under the Company's Articles of Association, its resolutions, any agreement, any vote of shareholders or otherwise. The indemnification provided under this Agreement shall continue as to each Indemnitee for any action such Indemnitee took or did not take while serving in an indemnified capacity even though the Indemnitee may have ceased to serve in such capacity.

5. No Duplication of Payments. The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against any Indemnitee to the extent such Indemnitee has otherwise actually received payment (under D&O Insurance, other Company insurance policy, Articles of Association, resolution, any vote of shareholders, any provisions of law or otherwise) of the amounts otherwise indemnifiable hereunder. Notwithstanding the foregoing, the Indemnitee shall not be required to seek coverage under any personal or third party insurance policy to which he is a beneficiary until and unless the coverage under the D&O Insurance or other Company sponsored-insurance policies is exhausted.

6. Partial Indemnification. If any Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for any portion of Expenses incurred in connection with any Claim, but not, however, for all of the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses to which such Indemnitee is entitled.

7. Mutual Acknowledgment. The Company and each Indemnitee acknowledge that in certain instances, the law of The Netherlands, United States federal law or applicable public policy may prohibit the Company from indemnifying its members, fiduciaries or other agents or affiliates under this Agreement or otherwise. Each Indemnitee understands, acknowledges and agrees that the Company has undertaken or may be required in the future to undertake with the Frankfurt Stock Exchange, the Dutch Regulatory Agency for Securities or the Securities and Exchange Commission to submit the question of indemnification to a court in certain circumstances for a determination of the Company's rights under public policy to indemnify the Indemnitees, notwithstanding any provision hereof to the contrary.

8. Liability Insurance. So long as the Indemnitee shall continue to serve in any capacity described in Section 1 and thereafter so long as there is any reasonable possibility that the Indemnitee shall be subject to any Claim by reason of the fact that the Indemnitee served in any of such capacities, the Company will use reasonable efforts to purchase and maintain in effect for the benefit of the Indemnitee one or more valid, binding and enforceable policies of members' and officers' liability insurance ("**D&O Insurance**") providing, in all respects, coverage and amounts as reasonably determined by the Supervisory Board. The rights and benefits accorded to the Indemnitee under the D&O Insurance shall be the same as the rights and benefits accorded to the most favorably insured of the Company's Supervisory Board members.

9. Exceptions. Any other provision herein to the contrary notwithstanding, the Company shall not be obligated pursuant to the terms of the this Agreement:

(a) Excluded Action or Omissions. To indemnify any Indemnitee for any intentional malfeasance by the Board Member or any act undertaken by the Board Member where the Board Member did not in good faith believe the Board Member was acting in the best interests of the Company, or for any other acts, omissions or transactions from which the Board Member may not be relieved of liability under applicable law;

(b) Claims Initiated by Indemnitee. To indemnify or advance expenses to any Indemnitee with respect to Claims initiated or brought voluntarily by such Indemnitee and not by way of defense, except (i) with respect to actions or proceedings to establish or enforce a right to indemnify under this Agreement or any other agreement or insurance policy or under the Company's Articles of Association or resolutions now or hereafter in effect relating to Claims for Indemnification Events, (ii) in specific cases if the Supervisory Board or Management Board has approved the initiation or bringing of such Claim, or (iii) as otherwise required under the laws of the Netherlands, regardless of whether such Indemnitee ultimately is determined to be entitled to such indemnification, advance expense payment or insurance recovery, as the case may be;

(c) Lack of Good Faith. To indemnify any Indemnitee for any expenses incurred by such Indemnitee with respect to any proceeding instituted by Indemnitee to enforce or interpret this Agreement, if a court of competent jurisdiction determines that each of the material assertions made by the Indemnitee in such proceeding was not made in good faith or was frivolous; or

(d) Claims Under Section 16(b). To indemnify any Indemnitee for expenses and the payment of profits arising from the purchase and sale by such Indemnitee of securities in violation of Section 16(b) of the Exchange Act or any similar successor statute.

10. Construction of Certain Phrases.

(a) For the purposes of this Agreement, an "**Affiliated Person**" of an Indemnitee shall include any member, officer, employee, controlling person (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), agent or fiduciary of the Indemnitee, any shareholder of the Company for whom Indemnitee serves as a member, officer, employee, controlling person, agent or fiduciary, and any partnership, corporation, limited liability company, association, joint stock company, trust or joint venture controlling, controlled by or under common control with such a shareholder including but not limited to New Enterprise Associates 10, Limited Partnership, New Enterprise Associates 11, Limited Partnership, NEA Ventures 2004, Limited Partnership. For these purposes, "**control**" means the possession, directly or indirectly, of the power to direct management and policies of a person or entity, whether through the ownership of voting securities, contract or otherwise.

(b) For purposes of this Agreement, references to the "**Company**" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate

existence had continued, would have had power and authority to indemnify is members, officers, employees, agents, fiduciaries and other Affiliated Persons, so that if Indemnitee is or was a member, officer, employee, agent, control person, fiduciary or an Affiliated Person of such constituent corporation, or is or was serving at the request of such constituent corporation as a member, officer, employee, control person, agent or fiduciary or another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, such Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving corporation as such Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

(c) For purposes of this Agreement, references to "**other enterprises**" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on any Indemnitee with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a member, office, employee, agent or fiduciary of the Company which imposes duties on, or involves services by, such member, officer, employee, agent, fiduciary or other Affiliated Person with respect to an employee benefit plan, its participants or its beneficiaries; and if any Indemnitee acted in good faith and in a manner such Indemnitee reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan, such Indemnitee shall be deemed to have acted in a manner "not opposed to the best interests of the Company" as referred to in this Agreement.

(d) For purposes of this Agreement a "**Change in Control**" shall be deemed to have occurred if after the date of this Agreement (i) any "person" (as such term in used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company, (A) who is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding Voting Securities, increases his beneficial ownership of such securities by 5% or more over the percentage so owned by such person, or (B) becomes the "beneficial owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing more than 30% of the total voting power represented by the Company's then outstanding Voting Securities, (ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Supervisory Board of the Company and any new member whose election by the Supervisory Board or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the members then still in office who either were members at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof, or (iii) the shareholders of the Company approve a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into Voting Securities of the surviving entity) at least 60% of the total voting power represented by the Voting Securities of the Company or such surviving entity outstanding

immediately after such merger or consolidation, or the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of (in one transaction or a series of transactions) all or substantially all of the Company's assets.

(e) For purposes of this Agreement, "**Independent Legal Counsel**" shall mean an attorney or firm of attorneys, selected in accordance with the provisions of Section 1(b) hereof, who shall not have otherwise performed services for the Company or any Indemnitee within the last three years (other than with respect to matters concerning the right of any Indemnitee under this Agreement, or of other indemnitees under similar indemnity agreements).

(f) For purposes of this Agreement, a "**Reviewing Party**" shall mean any appropriate person or body consisting of a member or members of the Company's Supervisory Board or any other person or body appointed by the Supervisory Board who is not a party to the particular Claim for which an Indemnitee is seeking indemnification, or Independent Legal Counsel.

(g) For purposes of this Agreement, "**Voting Securities**" shall mean any securities of the Company that vote generally in the election of members.

11. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

12. Binding Effect; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business and/or assets of the Company (and the Company may assign its rights and obligations under this Agreement in connection with any such transaction without the consent of any Indemnitee), spouses, heirs, and personal and legal representatives. The Company shall require and cause any successor (whether direct or indirect by purchase, merger, consolidation or otherwise) to all, substantially all, or a substantial part, of the business and/or assets of the Company, by written agreement in form and substance satisfactory to each Indemnitee, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place. This Agreement shall continue in effect with respect to Claims relating to Indemnification Events regardless of whether any Indemnitee continues to serve as a member, officer, employee, agent, controlling person, or fiduciary of the Company or of any other enterprise at the Company's request.

13. Attorneys' Fees. In the event that any action is instituted by an Indemnitee under this Agreement or under any liability insurance policies maintained by the Company to enforce or interpret any of the terms hereof or thereof, any Indemnitee shall be entitled to be paid all expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection investigating, defending of witness in or participating in (including on appeal), or

preparing to defend, be of witness in or participate in, any such action) incurred by such Indemnitee with respect to such action, unless, as part of such action, a court of competent jurisdiction determines that each of the material assertions made by Indemnitee as a basis for such action were not made in good faith or were frivolous. In connection with such action, Indemnitee shall be entitled to the advancement of expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection investigating, defending of witness in or participating in (including on appeal), or preparing to defend, be of witness in or participate in, any such action) with respect to such action, unless, as a part of such action, a court of competent jurisdiction over such action determines that each of the material assertions made by such Indemnitee as a basis for such action was not made in good faith or was frivolous. In the event of an action instituted by or in the name of the Company under this Agreement to enforce or interpret any of the terms of this Agreement, the Indemnitee shall be entitled to be paid all expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection investigating, defending of witness in or participating in (including on appeal), or preparing to defend, be of witness in or participate in, any such action) incurred by such Indemnitee in defense of such action (including costs and expenses incurred with respect to Indemnitee counterclaims and cross-claims made in such action), and shall be entitled to the advancement of expenses (including attorneys' fees and all other costs, expenses and obligations incurred in connection investigating, defending of witness in or participating in (including on appeal), or preparing to defend, be of witness in or participate in, any such action) with respect to such action, unless, as a part of such action, a court having jurisdiction over such action determines that each of such Indemnitee's material defenses to such action was made in bad faith or was frivolous.

14. Notice. All notices and other communications required or permitted hereunder shall be in writing and shall be effective upon the earlier of receipt or (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid, or (d) one business day after the day of delivery by facsimile transmission, if deliverable by facsimile transmission, with copy by first class mail, postage prepaid, and shall be addressed if to an Indemnitee at the Indemnitee's address as set forth beneath the Indemnitee's signature to this Agreement, and if to the Company at the address of its principal corporate offices (attention: Chief Executive Officer) or at such other address as such party may designate by ten days' advance written notice to the other party hereto.

15. Consent to Jurisdiction. The Company and each Indemnitee each hereby irrevocably consent to the jurisdiction of the courts of The Netherlands for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement and agree that any action instituted under this Agreement shall be commenced, prosecuted and continued only in courts located in Amsterdam, The Netherlands, which shall be the exclusive and only proper forum for adjudicating such a claim.

16. Severability. The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single section, paragraph or sentence) are held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, and the remaining provisions shall remain enforceable to the fullest extent permitted by law. Furthermore, to the fullest extent possible, the provisions of this Agreement (including, without limitations, each portion of this Agreement containing any provision held to be invalid, void or otherwise unenforceable, that is not itself invalid, void or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

17. Choice of Law. This Agreement shall be governed by and its provisions construed and enforced in accordance with the laws of The Netherlands, as applied to contracts between residents of The Netherlands, entered into and to be performed entirely within The Netherlands, without regard to the conflict of laws principles thereof.

18. Subrogation. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of each Indemnitee, who shall execute all documents required and shall do all acts that may be necessary to secure such rights and to enable the Company effectively to bring suite to enforce such rights.

19. Third Party Beneficiaries. Each Indemnitee and Affiliated Person is an intended third party beneficiary of this Agreement.

20. Amendment and Termination. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by the Company and the Board Member, whereupon all Indemnitees shall be bound. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Notwithstanding the foregoing, the obligations under this Agreement shall continue and not terminate until the final termination of all pending or threatened actions, suits, proceedings or investigations to which the Indemnitee may be subject by reason of the fact that he is or was a Board Member, officer, employee, agent or fiduciary of the Company or is or was serving at the request of the Company as a member, officer, employee, agent or fiduciary of any other entity, including, but not limited to, another corporation, partnership, joint venture or trust, or by reason of any act or omission by him in any such capacity. The indemnification provided under this Agreement shall continue as to the Indemnitee even though he may have ceased to be a Board Member or officer of the Company.

21. Integration and Entire Agreement. This Agreement sets forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY

Tele Atlas N.V.
a Netherlands corporation

By: ______________________________

Print Name: ______________________________

Title: ______________________________

By: ______________________________

Print Name: ______________________________

Title: ______________________________

Tele Atlas N.V.
P.O.Box 420
Reitscheweg 7F
520A1AK 's-Hertogenbosch
Facsimile: +31 73 6402122

DIRECTOR

____

Tele Atlas

Press Release

TELE ATLAS CLOSES FUNDING AND FINALIZES ACQUISITION OF GDT

s'-HERTOGENBOSCH and MENLO PARK, Calif., July 6, 2004 — Tele Atlas N.V. announced today that its North American subsidiary, Tele Atlas North America, Inc., has closed the financing proposal it received in April 27, 2004, for $210 million (approximately €175 million[1]). This funding is from a consortium led by Oak Investment Partners ("Oak") and New Enterprise Associates ("NEA"), and includes TeleSoft Partners, Meritech Capital and IAM.

With the close of funding July 6, 2004, Tele Atlas will finalize its acquisition of Geographic Data Technologies (GDT) July 7, 2004.

"We are thrilled to finalize these transactions and are looking forward to bringing together these two great organizations to deliver added benefits and services to our customers and the industry at-large," said George Fink, president and COO of Tele Atlas.

###

About Tele Atlas
Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.na.teleatlas.com (in North America) or www.teleatlas.com (in Europe).

For more information, please contact:
Jasper Vredegoor
Tele Atlas Investor Relations
Tel. +31 73 640 21 70
Fax. +31 73 640 21 22
investor.relations@teleatlas.com

RECEIVED
2005 NOV 22 P 4:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE SECURITIES REPRESENTED BY THIS WARRANT AND THE SECURITIES ISSUABLE UPON ITS EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT OR SUCH LAWS AND, IF REQUESTED BY THE COMPANY, UPON DELIVERY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT THE PROPOSED TRANSFER IS EXEMPT FROM THE ACT OR SUCH LAWS.

THE SECURITIES REPRESENTED BY THIS WARRANT, THE SECURITIES ISSUABLE UPON ITS EXERCISE AND THE SECURITIES ISSUABLE UPON CONVERSION OF SUCH SECURITIES ISSUED UPON EXERCISE ARE SUBJECT TO CERTAIN LOCK-UP RESTRICTIONS PURSUANT TO A SECURITIES PURCHASE AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THIS WARRANT, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP RESTRICTIONS ARE BINDING ON TRANSFEREES OF THIS WARRANT, THE SECURITIES ISSUABLE UPON ITS EXERCISE AND THE SECURITIES ISSUABLE UPON CONVERSION OF SUCH SECURITIES ISSUED UPON EXERCISE.

The securities offered by means of or in connection with this document are not, may not and will not be offered, distributed, sold, transferred or delivered, directly or indirectly, in or from the Netherlands, to any Person other than to individuals or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued pursuant to the Securities Transactions Supervision Act 1995 (Vrijstellingsregeling Wet toezicht effectenverkeer 1995), which includes, but is not limited to banks, brokers, dealers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities.

WARRANT
TO PURCHASE PREFERRED A SHARES, PAR VALUE €0.10
PER SHARE, OF TELE ATLAS N.V.

No. 13 July 6, 2004

1. Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meaning indicated.

"Affiliate" shall have the meaning assigned to such term in Rule 405 promulgated pursuant to the Securities Act, and, for avoidance of doubt, the term "control" shall have the meaning assigned to such term under such law and the rules and regulations promulgated thereunder.

"Articles of Association" means the Company's Articles of Association, as amended.

"Business Day" means any day except Saturday, Sunday and any day which shall be a day on which banking institutions in Amsterdam, Frankfurt or New York City, generally are authorized or required by law or other governmental actions to close.

"Company" means Tele Atlas N.V., a company incorporated under the laws of the Netherlands.

"Exercise Price" has the meaning given to it in Section 2.

"Exercise Shares" shall mean the number of Ordinary Shares into which the Shares issuable upon exercise of this Warrant may be converted at the time of exercise.

"Expiration Date" has the meaning given to it in Section 3.

"Implied Share Market Price" shall mean the Market Price multiplied by the number of Ordinary Shares into which one Preferred A Share would be convertible at the time of exercise.

"Market Price" shall mean the average, over each of the ten (10) trading days prior to the date of determination of the Market Price, of the highest and lowest prices against which Ordinary Shares have been traded on the geregelter Markt of the Frankfurt Stock Exchange. If the Ordinary Shares are not traded on the geregelter Markt of the Frankfurt Stock Exchange, "Market Price" shall mean the average of the closing bid and asked prices of Ordinary Shares quoted in the United States over-the-counter market in which the Ordinary Shares are traded or the closing price quoted on any United States exchange on which the Ordinary Shares are listed, whichever is applicable, as published in the Western Edition of The Wall Street Journal for each of the ten (10) trading days prior to the date of determination of Market Price. If the Ordinary Shares are not traded either on geregelter Markt of the Frankfurt Stock Exchange, the United States over-the-counter market or on a United States exchange, the Market Price shall be the price per Share that the Company could obtain from a willing buyer for Shares sold by the Company from authorized but unissued Shares, as such prices shall be determined in good faith by the independent members of the Company's Supervisory Board.

"Ordinary Shares" means the ordinary shares of the Company with a nominal value of €0.10 per share.

"Organic Change" has the meaning given to it in Section 12.

"Person" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association or joint venture.

"Preferred A Shares" means the preferred A shares in the capital stock of the Company, with a nominal value of €0.10 per share.

"Purchase Agreement" means the Securities Purchase Agreement, dated as of April 28, 2004, among the Company and the purchasers named therein, including all schedules and exhibits thereto.

"Purchase Amount" has the meaning given to it in Section 3.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Shares" is defined in Section 2.

"SMSA 1995" means the Securities Market Supervision Act 1995 (*Wet toezicht effectenverkeer* 1995) and all decrees and exemptions pertaining thereto as amended from time to time;

"Warrantholder" has the meaning given to it in Section 2.

"Warrants" means collectively the warrants represented hereby (and by any instrument replacing, in whole or in part, this instrument) which were issued to the purchasers named in the Purchase Agreement pursuant to the Purchase Agreement.

2. Number of Shares; Exercise Price.

This certifies that, for value received, or its registered assigns (the "Warrantholder") is entitled, upon the terms and subject to the conditions hereinafter set forth, to acquire from the Company, in whole or in part, up to an aggregate of **628,794** fully paid Preferred A Shares, par value €0.10 each (the "Shares") of the Company, at a per Share purchase price (the "Exercise Price") equal to €5.00. The number of Shares and the Exercise Price are subject to adjustment as provided herein, and all references to "Shares" and "Exercise Price" herein shall be deemed to include any such adjustment or series of adjustments.

3. Exercise Rights.

(a) Exercise of Warrant; Term. The right to purchase the Shares represented by this Warrant is exercisable, in whole or in part, by the Warrantholder, at any time or from time to time but in no event later than 11:59 p.m. Frankfurt Time, on July 6, 2009 (the "Expiration Date"), by (a) the surrender of this Warrant and Notice of Exercise annexed hereto, duly completed and executed on behalf of the Warrantholder, at the office of the Company at Reitscheweg 7F, 5232 BX 's-Hertogenbosch, The Netherlands (or such other office or agency of the Company as it may designate by notice in writing to the Warrantholder at the address of the Warrantholder appearing on the books of the Company), and (b) payment of the Exercise Price for the Shares thereby purchased at the election of the Warrantholder in one or a combination of the following manners:

(i) by tendering in cash, by certified or cashier's check or by wire transfer payable to the order of the Company in immediately available funds; or

(ii) in lieu of cash exercising this Warrant, the holder of this Warrant may elect to require the Company to purchase the portion of this Warrant to be exercised, such portion to be purchased by the Company for an amount equal to the (x) the number of Exercise Shares multiplied by (y) the difference between the Implied Share Market Price and the Exercise Price (the "Purchase Amount"); provided, however, the Purchase Amount will not be paid by the Company to

the Warrantholder but will remain outstanding. Immediately following such purchase by the Company, Warrantholder shall purchase such number of Shares from the Company as is determined by dividing the Purchase Amount by the Implied Share Market Price for a per share purchase price of the Implied Share Market Price, such amount to be paid to the Company by set-off against the Purchase Amount. The number of Shares to be issued pursuant to this Section 3(ii) may be determined by the following formula:

$$X = \frac{Y(A - B)}{A}$$

Where

X -- The number of Shares to be issued to the holder of this Warrant.

Y -- The number of Shares purchasable under this Warrant.

A -- The Implied Share Market Price.

B -- The Exercise Price (as adjusted to the date of such calculations).

(iii) In the event this warrant has not been exercised prior to the Expiration Date, this warrant shall be deemed to have been exercised pursuant to Section 3(ii) immediately prior to such Expiration Date.

(b) Replacement of Warrant. If the exercising (or selling, as the case may be) Warrantholder does not exercise (or sell, as the case may be) this Warrant in its entirety, the Warrantholder will against the submission of this warrant be entitled to receive from the Company within a reasonable time, not exceeding five (5) Business Days, a new warrant in substantially identical form for the purchase of that number of Shares equal to the difference between the number of Shares subject to this Warrant and the number of Shares as to which this Warrant is so exercised (or sold, as the case may be) and the Company will provide such a new warrant to the purchaser of the part of the Warrant sold.

4. Issuance of Shares; Authorization; Listing. Subject to the next sentence, the Company shall within a reasonable time, not to exceed five (5) Business Days after the date on which this Warrant has been duly exercised in accordance with the terms of this Warrant, provide to the Warrantholder an extract from its share register witnessing the registration in such register of the number of Shares issued pursuant to the exercise. The Company hereby represents and warrants that any Shares issued upon the exercise of this Warrant in accordance with the provisions of Section 4 will, upon issuance and payment therefor, be duly and validly authorized and issued, fully paid, free from all preemptive rights and free from all taxes, liens, security interests and charges (other than liens or charges created by the Warrantholder or taxes in respect of any transfer occurring contemporaneously therewith). The Company agrees that the Shares so issued will be deemed to have been issued to the Warrantholder as of the close of business on the date on which this Warrant and payment of the Exercise Price are delivered (or deemed delivered upon a cashless exercise) to the Company in accordance with the terms of this Warrant. The Company shall not take any action which would cause the number of authorized Shares to be less than the number of such shares

required to be reserved hereunder for issuance upon exercise of the Warrants. The Company shall use best efforts to assist with any governmental approvals prior to or in connection with any exercise of this Warrant (including, without limitation, making any filings required to be made by the Company).

5. No Fractional Shares or Scrip. No fractional Shares or scrip representing fractional Shares shall be issued upon any exercise of this Warrant. In lieu of any fractional Share to which the Warrantholder would otherwise be entitled, the Warrantholder shall be entitled to receive a cash payment equal to the Market Price per Share, multiplied by such fraction of a Share.

6. No Rights as Shareholders. This Warrant does not entitle the Warrantholder to any voting rights or other rights as a shareholder of the Company prior to the date of exercise hereof, except as set forth in any agreement between the Warrantholder and the Company.

7. Charges, Taxes and Expenses. Issuance of Shares upon the exercise of this Warrant shall be made without charge to the Warrantholder or such designated Persons for any issue or transfer tax (other than taxes in respect of any transfer occurring contemporaneously therewith or as a result of the holder being a non-U.S. Person) or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of Shares in a name other than that of the Warrantholder or such designated Persons, and no such issuance shall be made unless and until the Person requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

8. Transfer/Assignment. This Warrant and any rights hereunder are not transferable by the Warrantholder, in whole or in part, in the absence of any effective registration statement related to this Warrant or an opinion of counsel, reasonably satisfactory in form and substance to the Company, that such registration is not required under the Securities Act and any applicable state securities laws and otherwise does not violate any applicable securities laws, including the SMSA 1995; provided, however, that no such opinion of counsel shall be required for transfers by a Warrantholder that is a partnership, limited liability company or corporation, to any entity Affiliated with the Holder or any current and former constituent partners, members, shareholders, subsidiaries and Affiliates of that Holder or its Affiliated entities. Subject to compliance with the preceding sentence, this Warrant and all rights hereunder are transferable, in whole or in part, upon the books of the Company by the registered holder hereof in person or by duly authorized attorney, and a new warrant shall be made and delivered by the Company, of the same tenor as this Warrant but registered in the name of the transferee, upon surrender of this Warrant, duly endorsed, to the office or agency of the Company described in Section 3. All expenses, taxes (other than stock transfer taxes or taxes imposed because the transferee is a non-U.S. Person) and other charges payable in connection with the preparation, execution and delivery of the new warrants pursuant to this Section 8 shall be paid by the Company. The restrictions imposed by the first sentence of this Section 8 shall terminate as to the Warrant (i) when such security has been effectively registered under the Securities Act and disposed of in accordance with the registration statement covering such security and the SMSA 1995, except with respect to securities held following such disposition by

Affiliates of the Company, or (ii) when, in the opinion of counsel for the Company, such restrictions are no longer required in order to achieve compliance with the Securities Act and the SMSA 1995.

This Warrant, the Shares issuable upon exercise of this Warrant and the Ordinary Shares issuable upon conversion of such Shares (if applicable) are subject to certain lock-up restrictions pursuant to Section 5.8 of the Purchase Agreement (the "Lock-up Restrictions"). To the extent required by the Lock-up Restrictions, any transfer of this Warrant, the Shares issuable upon exercise of this Warrant and the Ordinary Shares issuable upon conversion of such Shares (if applicable) is subject to the agreement by the transferee to be bound by the Lock-up Restrictions, such agreement to be evidenced by execution of the form of Transfer annexed hereto.

9. Exchange and Registry of Warrant. This Warrant is exchangeable, upon the surrender hereof by the Warrantholder at the office or agency of the Company described in Section 3, for a new warrant or warrants of like tenor representing the right to purchase in the aggregate a like number of Shares. The Company shall maintain at the office or agency described in Section 3 a registry showing the name and address of the Warrantholder as the registered holder of this Warrant. This Warrant may be surrendered for exchange or exercise, in accordance with its terms, at the office of the Company.

10. Loss, Theft, Destruction or Mutilation of Warrant. If this Warrant is mutilated, lost, stolen or destroyed, the Company will issue and deliver in substitution for and upon cancellation of the mutilated Warrant, or in substitution for the Warrant lost, stolen or destroyed, a new warrant or warrants of like tenor and representing an equivalent right or interest, but only upon, in the case of a lost, stolen or destroyed certificate, receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and an indemnity, in form reasonably satisfactory to the Company, related to such loss, theft or destruction.

11. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding day that is a Business Day.

12. Adjustments and Other Rights. The Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows:

(a) Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (1) split the outstanding Shares into a greater number of shares, by stock split, dividend or otherwise, or (2) combine the outstanding Shares into a smaller number of shares, the Exercise Price in effect at the time of the record date for such subdivision, combination or reclassification shall be adjusted to the number obtained by (i) in the event of a split of Shares by multiplying the number of shares to which the Warrantholder was entitled immediately before such split by the number of shares in which each Share has been split and (ii) in the event Shares are combined by dividing the number of shares to which the Warrantholder was entitled immediately before the Shares were so combined by the number of shares that have so been combined in one share. The Exercise Price for the shares to which the Warrantholder is entitled post the split or combination will be adjusted in the inverse manner, so that the product of the number of Shares that the Warrantholder was entitled to

receive before the change and the Exercise Price at that time are the same as the product of the number of shares to which the Warrantholder is entitled after the corporate action and the new exercise price.

(b) Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, which in each case is effected in such a way that the holders of Shares are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Shares, including, without limitation, a redemption or cancellation of all of the Shares then outstanding pursuant to the Company's Articles of Association, is referred to herein as an "Organic Change." Prior to the consummation of any Organic Change, the Company shall make appropriate provision to ensure that the Warrantholder shall thereafter have the right to acquire and receive, in lieu of or in addition to (as the case may be) the Shares immediately theretofore issuable and receivable upon the exercise of this Warrant, such shares of stock, securities, cash or assets as may be issued or payable in connection with such Organic Change with respect to or in exchange for the number of Warrant Shares immediately theretofore issuable and receivable upon exercise of this Warrant had such Organic Change not taken place. In any such case, the Company shall make appropriate provision with respect to the Warrantholder's rights and interests under this Warrant to ensure that all of the provisions of this Warrant shall thereafter continue to be applicable to the Warrantholder. The Company shall not effect any such consolidation, merger or sale in which the successor entity or purchasing entity is an entity other than the Company, unless prior to the consummation thereof, such successor entity or purchasing entity assumes the obligation to deliver to the Warrantholder such shares of stock, securities or assets as the Warrantholder may be entitled to acquire in accordance with the foregoing provisions.

(c) Other Distributions. Except as set forth herein, neither the number of shares nor the Exercise Price will be adjusted in the event the Company takes any other corporate action such as the distribution of a dividend, a distribution against the reserves of the Company or an issue of shares in the Company irrespective whether the then existing shareholders in the Company have a pre-emptive right or not. For the avoidance of doubt it is confirmed that the Shares issuable by the Company pursuant to an exercise of this warrant will be convertible in Ordinary Shares in the Company in accordance with the Articles of Association of the company.

(d) Effect of an Automatic Conversion Event. For avoidance of doubt, in the event that the Preferred A Shares issued pursuant to the Purchase Agreement held by the Warrantholder are converted into Ordinary Shares pursuant to an Automatic Conversion Event (as defined in the Company's Articles of Incorporation) and any portion of this Warrant remains outstanding, the Preferred A Shares issued pursuant to an exercise of any remaining portion of this Warrant will, upon issuance, automatically convert into the number of Ordinary Shares into which the number of Preferred A Shares represented by such portion of this Warrant would have been converted if the exercise had taken place immediately prior to such Automatic Conversion Event.

(e) Statement Regarding Adjustments. Whenever the Exercise Price or the number of Shares into which this Warrant is exercisable shall be adjusted as provided in this Section 12, the Company shall promptly file, at the principal office of the Company a statement showing in reasonable detail the facts requiring such adjustment and the Exercise Price that shall be in effect and

the number of Shares into which this Warrant shall be exercisable after such adjustment and the Company shall also cause a copy of such statement to be sent by mail, first class postage prepaid, to each Warrantholder at the address appearing in the Company's records.

(f) No Impairment. The Company will not (except upon receiving the requisite consents required under its Articles of Association), by amendment of its Articles of Association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in taking of all such action as may be necessary or appropriate in order to protect the rights of the Warrantholder.

13. Governing Law and Jurisdiction. This Warrant shall be governed by, and construed in accordance with, the internal laws of The Netherlands, except where matters that are governed by German securities law are concerned and German law is mandatory. All disputes arising under this Warrant shall be exclusively settled by the competent court in Amsterdam, The Netherlands.

14. Amendments. This Warrant may be amended and the observance of any term of this Warrant may be waived only with the written consent of the Company and the Warrantholder.

15. Notice. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile, sent by internationally recognized overnight courier marked for overnight delivery, or otherwise delivered by hand or by messenger addressed to the address or facsimile number of the Warrantholder as set forth in the Company's records, or at such other address as Warrantholder shall have furnished to the Company. Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by mail, at the earlier of its receipt or seven days after the same has been deposited in a regularly maintained receptacle for the deposit of the mail of the United States or The Netherlands, addressed and mailed as aforesaid or, if sent by facsimile, upon confirmation of facsimile transfer, or if sent by internationally recognized overnight courier service marked for overnight delivery, two days after deposited with such internationally recognized overnight courier service marked for overnight delivery.

16. Entire Agreement. This Warrant and the forms attached hereto contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior and contemporaneous arrangements or undertakings with respect thereto.

17. Registration Rights Agreement. The Warrantholder is entitled to the registration rights set forth in that certain Registration Rights Agreement dated July 6, 2004.

18. Rescission. The parties hereby waive their rights to rescind this Agreement pursuant to Section 6:265 of the Dutch Civil Code.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by a duly authorized officer.

TELE ATLAS N.V.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

EXHIBIT A

NOTICE OF EXERCISE

TO: Tele Atlas N.V.

____

____

Attention: President

1. The undersigned hereby elects to purchase __________ Shares of _____________ pursuant to the terms of the attached Warrant.

2. Method of Exercise (Please initial the applicable blank):

___ The undersigned elects to exercise the attached Warrant by means of a cash payment, and tenders herewith payment in full for the purchase price of the shares being purchased, together with all applicable transfer taxes, if any.

___ The undersigned elects to exercise the attached Warrant by means of the cashless exercise provisions of Section 3(a)(ii) of the Warrant.

3. Please enter the issue of said Shares in the name of the undersigned or in such other name as is specified below in the Company's shareholders register:

____
(Name)

____

____
(Address)

____
(Signature)

____
(Name)

____
(Date)

____
(Title)

EXHIBIT B

FORM OF TRANSFER

(To be signed only upon transfer of Warrant)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ____ ("Transferee") the right represented by the attached Warrant to purchase ____________ Shares of _______________________ of Tele Atlas N.V. to which the attached Warrant relates, and appoints ______________ Attorney to transfer such right on the books of _________, with full power of substitution in the premises. Transferee shall, by execution of this form of transfer, specifically assume and be bound by the provisions of this Warrant, the lock-up provisions set forth in Section 5.8 of the Purchase Agreement (as defined in the Warrant) and the Shareholders Agreement attached to the Purchase Agreement by executing and agreeing to the transfer of this Warrant.

Dated: ____________________

"TRANSFEROR"

____

(Signature must conform in all respects to name of Warrantholder as specified on the face of the Warrant)

Address: ______________________________

____

____

Signed in the presence of:

____

"TRANSFEREE"

Dated: ______________________________

____

(Signature must conform in all respects to name of Transferee as specified above)

Address: ______________________________

____

____

Tele Atlas

Press Release

's-Hertogenbosch, June 8, 2004

Tele Atlas and GDT responding to a second request of information from US antitrust authorities

Tele Atlas, one of the leading companies in the development, production and sale of geographic databases, notified today that it is currently responding to an additional request for information from the US anti trust authorities regarding the acquisition of Geographic Data Technology Inc. ("GDT') by Tele Atlas North America. Both Tele Atlas and GDT are optimistic that they will satisfy the request. The companies are cooperating fully with the US authorities. However there is no date for a final decision yet.

For further information, please contact:
Jasper Vredegoor, Tele Atlas Investor Relations manager
Tel.: +31 (73) 640 21 70
Fax: +31 (73) 640 21 22
investor.relations@teleatlas.com

Tele Atlas is a leading company in the development, production and sale of geographic databases. Tele Atlas has the a comprehensive, uniform digital geographic databases covering Europe (437 million inhabitants in 21 countries) and North America (313 million inhabitants). In countries outside Europe and North America, Tele Atlas cooperates with local partners to develop digital map databases that satisfy all of its customers' demanding standards. Tele Atlas databases are used for In-Car Navigation Systems, Personal Navigation Systems, GEO-Marketing and Geographic Information Systems (utility and facility management, land-use planning and environmental management analysis). The databases also form the core of Intelligent Transport and Safety systems (ITS), PC applications and a series of Internet applications.

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Tele Atlas extends presence in Eastern Europe

Tele Atlas signs major cooperation deals with CEDA in the Slovak Republic and with Top-Map in Hungary

Ghent, June 2004 – Tele Atlas, the recognised leading provider of top quality digital maps, is extending its leading position to Eastern European countries. The aim is to enable Tele Atlas' customers and partners to offer their applications and solutions for the new member states of the enlarged European Union.

In 2000, the extension of Tele Atlas map coverage to Eastern Europe began with the Czech Republic and this was followed by Poland in 2001. Tele Atlas is currently the leading navigable map supplier for both countries.

The partnership deals with Central European Data Agency (CEDA) in the Slovak Republic and Top-Map in Hungary are part of a consistent plan to offer top quality digital maps of the entire region of Central and Eastern Europe in the coming years.

The aim of the cooperation with CEDA and Top-Map is to develop and offer to both the local and international market, detailed navigable map database coverage of Hungary and the Slovak Republic. The two co-operation deals cover technical as well as commercial aspects. The role of the partners is mainly situated in the area of data collection and data verification as well as local sales in the geospatial and LBS market segments.

CEDA is already a Tele Atlas partner in the Czech Republic and this contract is an extension of its successful co-operation with Tele Atlas in the Slovak Republic. Top-Map, on the other hand is a new partner for Tele Atlas.

Alain De Taeye, CEO of Tele Atlas: "I am glad that our successful cooperation with CEDA in the Czech Republic can now also be extended to the Slovak Republic. I am confident that the extended cooperation will result in similar high quality products. I am also pleased to welcome Top-Map of Hungary as a new partner. This again emphasises Tele Atlas' determination in searching for high-quality and long-term partnerships both at the level of database creation and maintenance as well as in the commercial field. "

With respect to the substantial growth and economic development of these countries, Tele Atlas wants to contribute to the process by supplying high quality maps as the

basic infrastructure for a wide range of applications in transport and traffic management, traveller information services, navigation, Geographic Information Systems and so on. These maps will be supplied in the standard product formats of Tele Atlas with uniform quality and content as with other Tele Atlas databases.

The approach is in line with the global strategy of Tele Atlas, which is to provide the unified offer for In-car, geospatial, logistic, fleet management and other areas where maps are required.

About Tele Atlas

Tele Atlas is a worldwide leader in the development of state-of-the-art geographic databases. It has the largest portfolio of the most highly detailed and accurate digital maps of both Europe and North America, covering around 343 million inhabitants in most European countries and providing 100% coverage of the whole of North America.

Visit www.teleatlas.com for more information on Tele Atlas.

About Central European Data Agency (CEDA)

CEDA was founded in January 2001 in Prague. CEDA activities are focused predominantly on Czech and Slovak territory. On this territory, CEDA has established an extensive partner and client networks in the area of GIS mapping, LBS, Internet mapping and transportation telematics.

In 2001, CEDA became Tele Atlas local partner on the Czech territory in the area of navigation database creation. Thanks to its extensive business links on the Czech market, CEDA became a Value Added Reseller of Tele Atlas company for the Czech territory.

Due to its cooperation with strong partners on the Czech market with navigation products, such as Tele Atlas and Skoda Auto, with European institutions operating in the area of transportation telematics and public authorities dealing with issues related to transportation, CEDA became an important player in the area of dynamic navigation in the Czech Republic. In 2003, CEDA organised and coordinated a pilot testing of RDS-TMC *on the Czech territory. Further information can be found on the website:* www.ceda.cz.

About Top-Map

Top-Map Ltd was established in 2002 and has over ten years of experience in GIS and extensive map database as a result of the two founding companies, Hiszi-Map Ltd. and Topolisz Ltd. In 2003, Navigate Ltd. also joined the company, adding further values especially in the navigation field. Top-Map Ltd. owns a high quality digital map database with full coverage for Hungary and was a pioneer in providing the standard GIS database with navigation features. The goal of the company is to continuously maintain and enhance its database, building long-term and strategic partnerships with local and international partners. For further information please visit www.topmap.hu

For further information, please contact:

Brenda Sivewright
Marketing Manager
Tele Atlas Europe
Phone: +32 9 244 88 09
Fax: +32 9 222 74 12
brenda.sivewright@teleatlas.com

Sophie Abeele
Porter Novelli
Press relations
Phone: +32 476 45 15 05
Fax: +32 9 233 03 50
sophie.abeele@porternovelli.be

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Tele Atlas continues growth path

's-Hertogenbosch, May 25, 2004

- Worldwide revenue growth Q1 nearly 10%
- North America contract with Pioneer
- PDA market remains strong revenue driver
- Operating expenses reduced by 8%
- Net loss reduced by more than 20%

Tele Atlas, one of the leading companies in the development, production and sale of geographic databases, generated revenues of €20.3 million in the first three months of 2004, compared to €18.5 million in the first quarter of the previous year, an increase of 9.7%. European revenues increased by 15% from €16.4 million to €18.8 million.

EBITDA for the first three months of 2004 improved significantly compared with the same period in 2003 from €2.5 million to €3.9 million. EBITDA from European operations rose from €6.7 million in 2003 to €8.3 million in 2004 as a result of increased sales revenues. The EBITDA-loss in North America increased slightly from €4.2 million in 2003 to €4.4 million in 2004.

The operating loss (EBIT) for the quarter was reduced to €5.3 million, compared to a €7.8 million loss in the same quarter of the previous year. The net loss of Tele Atlas during the first three months of 2004 improved by more than 20% to €6.2 million, compared with a net loss for the same period in 2003 of €7.9 million.

Most significant developments

In the first quarter of 2004, Tele Atlas signed its first in-car navigation contract in North America with Pioneer for the industry's first audio/video/navigation system in one. This system will also be distributed in Europe .

Thanks to a partnering contract with increment P Corporation (iPC), Tele Atlas enables the offering of more than 40 City Maps in a navigable database for both Europe and the US. These detailed maps provide a better reflection of the real world

on mobile devices and navigation systems.

Ongoing strong growth in the PDA segment boosts revenues. Navman one of the market leaders in personal navigation, selected Tele Atlas maps for its North American navigation products. In Europe both TomTom and Navman launched new Personal Navigation applications. TomTom presented the TomTom Go and Navman a PDA navigation application for the Sony Clié.

Tele Atlas signed an agreement with Clear Channel who operate in over 100 markets across the US, to resell their US traffic content and t raffic incident data integrated with Tele Atlas's real-time traffic and dynamic content feed which links to digital maps. Rollout will be in July 2004 adding further market coverage during the next two years.

Blaupunkt, Tele Atlas largest customer, launched a new state of the art and attractively priced navigation system with Tele Atlas maps.

In April 2004, Tele Atlas announced that Tele Atlas North America entered into an agreement to acquire Geographic Data Technology (GDT) ? a company with a strong position in the North American digital mapping industry - in a cash transaction for $100 million. The combined entity will lead to a broader customer base in North America, an enhanced digital map as well as expected annual cost savings of around $24 million by the beginning of 2006. In connection with this transaction, Tele Atlas's Supervisory Board accepted a $210 million financing proposal from a consortium led by Oak Investment Partners (Oak) and New Enterprise Associates (NEA) to finance the purchase, fund expenditures to realize cost savingsand to refinance shareholder loans.

Outlook

Although the pace of economic recovery is still uncertain, the car navigation market is projected to develop in line with the increasing penetration of navigation systems in cars. The new contract with Pioneer, a technology leader among navigation system providers is an important step for the company in the in-car navigation market in North America . In the first quarter our confidence in an ongoing growth of the Personal Navigation market has been confirmed by positive developments in that area.

The acquisition of GDT strengthens our US position, especially in the GIS segment. The $210 million financing provided by a consortium led by OAK and NEA ensures a financially sound company for the medium term that will allow Tele Atlas to further develop its business.

About Tele Atlas

Tele Atlas is a leading company in the development, production and sale of geographic databases. Tele Atlas has the a comprehensive, uniform digital geographic databases covering Europe (437 million inhabitants in 21 countries) and North America (313 million inhabitants). In countries outside Europe and North America, Tele Atlas cooperates with local partners to develop digital map databases that satisfy all of its customers' demanding standards. Tele Atlas databases are used for In-Car Navigation Systems, Personal Navigation Systems, GEO-Marketing and Geographic Info rmation Systems (utility and facility management, land-use planning and environmental management analysis). The databases also form the core of Intelligent Transport and Safety systems (ITS), PC applications and a series of Internet applications.

For more information contact:

Jasper Vredegoor
Tele Atlas Investor Relations manager
Tel.: +31 (73) 640 21 70
Fax: +31 (73) 640 21 22
investor.relations@teleatlas.com

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Tele Atlas N.V. accepts $210 Million financing proposal from a consortium led by OAK Investment partners and NEA.

s'- Hertogenbosch/Menlo Park, April 29, 2004

Yesterday evening the Supervisory Board of Tele Atlas N.V. ("Tele Atlas" or the "Company") accepted, subject to the approval by the shareholder meeting of Tele Atlas the $210 million (approximately €175 million) financing proposal the company received on April 26, 2004 from a consortium led by Oak Investment Partners ("Oak") and New Enterprise Associates ("NEA"). The details of this proposal have been communicated in a press release on April 27. This release is available on the website of the Company.

The shareholder meeting that will consider this proposal will be held on May 27, 2004. In addition, as Tele Atlas has announced on April 27, 2004 Robert Bosch GmbH and International Asset Management (I.A.M.) B.V. have agreed to vote in favour of the proposal.

About Tele Atlas

Tele Atlas is a worldwide leading provider of state-of-the-art geographic databases. It has the largest portfolio of highly detailed and positionally accurate digital maps of both Europe and North America , covering around 426 million inhabitants in 21 European countries and 313 million inhabitants in North America . The company's digital maps offer worldwide solutions for companies in the Geo Spatial, Navigation and Location-Based Services industries. With approximately 1850 staff, the company is actively increasing coverage on a global scale and is continuously updating, refining and adding detail to its map databases. Since May 2000, Tele Atlas (TA6) has been listed on the Frankfurt Stock Exchange, as of March 2003 in the Prime Standard segment. Visit www.teleatlas.com for more information on Tele Atlas, and www.navshop.com for its navigation products.

For more information contact:

Jasper Vredegoor
Investor Relations
Tel. +31 73 640 21 70
Fax. +31 73 640 21 22
investor.relations@teleatlas.com

SECURITIES PURCHASE AGREEMENT

BY AND AMONG

TELE ATLAS N.V.

AND

THE PURCHASERS NAMED HEREIN

Dated as of April 28, 2004

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this "Agreement") is dated as of the 28th day of April 2004 by and among Tele Atlas N.V., a corporation organized under the laws of the Netherlands with its registered office at Amsterdam holding its principal office at 's-Hertogenbosch (the "Company"), and each of the purchasers named in Exhibit A attached hereto (each, a "Purchaser" and collectively, the "Purchasers").

WHEREAS, the Company seeks financing to fund the Acquisition (as defined below), to provide for working capital and to repay certain indebtedness; and

WHEREAS, subject to the approval by the Company's shareholders the Company desires to issue and sell to the Purchasers pursuant to this Agreement, and the Purchasers, severally, desire to purchase from the Company, up to 35,276,329 convertible preferred shares (subject to adjustment to eliminate fractional shares) of the Company, €0.10 par value per share (each a "Preferred A Share"), which shares will be convertible into ordinary shares, €0.10 par value per share, of the Company (each an "Ordinary Share"), at a price of €5.00 per share (assuming a conversion rate of $1.1906 per €1.00), subject to the Company issuing to the purchasers share purchase warrants to purchase up to 7,055,264 Preferred A Shares of the Company (subject to adjustment to eliminate fractional shares) with an exercise price of €5.00 per share;

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

1. Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

1.1. "Acquisition" has the meaning set forth in Section 2.4.

1.2. "Affiliate" shall have the same meaning set forth in Rule 405 promulgated pursuant to the Securities Act. For avoidance of doubt, the term "control" in such definition shall have the meaning assigned to such term under the Securities Act and the rules and regulations promulgated thereunder, and not the meaning set forth below.

1.3. "Bosch" shall mean Robert Bosch GmbH, a private limited liability company duly existing under the laws of Germany, with its registered office at Stuttgart Germany.

1.4. "Closing" has the meaning set forth in Section 2.3.

1.5. "Closing Date" has the meaning set forth in Section 2.3.

1.6. "Code" means the United States Internal Revenue Code of 1986, as amended.

1.7. "Control" (including the terms "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise; provided, however, that such definition shall not apply for purposes of defining the term "Affiliate" above.

1.8. "Conversion Shares" has the meaning defined in Section 5.8.

1.9. "Disclosing Party" has the meaning defined in Section 5.19.

1.10. "Employee" shall mean any current or former or retired employee, consultant or director of the Company or any ERISA Affiliate.

1.11. "Environmental Laws" has the meaning defined in Section 3.20.

1.12. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

1.13. "ERISA Affiliate" shall mean each subsidiary of the Company and any other person or entity under common control with the Company or any of its subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

1.14. "Exchange Act" shall mean the United States Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

1.15. "Financial Statements" has the meaning defined in Section 3.6.

1.16. "Financing" has the meaning defined in Section 5.19.

1.17. "FSE" shall mean Frankfurt Stock Exchange or the geregelter Markt of the Frankfurt Stock Exchange, where applicable.

1.18. "GAAP" has the meaning defined in Section 3.6.

1.19. "Hazardous Material" has the meaning defined in Section 3.20.

1.20. "IAM" shall mean International Asset Management (IAM) B.V., a private limited liability company organized under the laws of The Netherlands having its registered office at Zeist, The Netherlands.

1.21. "Initial Lockup Expiration Date" has the meaning defined in Section 5.8.

1.22. "Intellectual Property" has the meaning defined in Section 3.9.

1.23. "Key Employee" means an employee of the Company or one of its subsidiaries who is expected to be one of the 10 most highly compensated employees of the Company and its subsidiaries together during the calendar year (including salary and expected target bonus).

1.24. "Major Holdings Act" means 1996 Act on the Disclosure of Major Holdings in Listed Companies (*Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996*) and all decrees and exemptions pertaining thereto as amended from time to time.

1.25. "Majority Purchaser" has the meaning defined in Section 5.1.

1.26. "Material to the Company" has the meaning defined in Section 5.14.

1.27. "Material Adverse Change" shall mean any change, event or occurrence which, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on, or a material adverse change in, (i) the business, operations, financial condition, properties, assets, prospects or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) the ability of the Company to perform its obligations under this Agreement or any other Transaction Document, in each case other than any change, event or occurrence (a) resulting from conditions in the United States, European or foreign economies or securities markets in general, except to the extent that the Company is disproportionately affected thereby, provided, however, that a change in the Company's share price will not, in itself, constitute a Material Adverse Change, although any underlying cause, event or condition leading to such change, direct or indirect, partial or whole, may constitute a Material Adverse Change; (b) resulting from conditions in the industry in which the Company operates in general, except to the extent that the Company is disproportionately affected thereby; (c) resulting from the public announcement of the transactions contemplated by the Merger Agreement; provided, however, that the Company shall have the burden to prove that such change, event or occurrence resulted primarily and directly from such announcement; or (d) arising out of or resulting from actions of the Purchasers taken in connection with this Agreement; provided, however, that the Company shall have the burden to prove that such change, event or occurrence resulted primarily from such actions.

1.28. "Material Adverse Effect" means a material adverse effect on, or a material adverse change in, or group of such effects on or such changes in, (i) the business, operations, financial condition, properties, assets, prospects or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) the ability of the Company to perform its obligations under this Agreement or any other Transaction Document, in each case other than any change, event or occurrence (a) resulting from conditions in the United States, European or foreign economies or securities markets in general, except to the extent that the Company is disproportionately affected thereby, provided, however, that a change in the Company's share price will not, in itself, constitute a Material Adverse Change, although any underlying cause, event or condition leading to such change, direct or indirect, partial or whole, may constitute a Material Adverse Change; (b) resulting from conditions in the industry in which the Company operates in general, except to the extent that the Company is disproportionately affected thereby; (c) resulting from the public announcement of the transactions contemplated by the Merger Agreement; provided, however, that the Company shall have the burden to prove that such change, event or occurrence resulted primarily and directly from such announcement; or (d) arising out of or resulting from actions of the Purchasers required to be taken in connection with this Agreement; provided, however, that the Company shall have the burden to prove that such change, event or occurrence resulted primarily from such actions.

1.29. "Merger Agreement" has the meaning defined in Section 2.4.

1.30. "Oak" shall mean Oak Investment Partners IX, L.P., Oak Investment Partners X, L.P. and their Affiliates.

1.31. "Person" shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association or joint venture.

1.32. "Plans" shall mean employee benefit plans as defined in ERISA and all other employee benefit practices or arrangements, including, without limitation, any such practices or arrangements providing severance pay, sick leave, vacation pay, salary continuation for disability, retirement benefits, deferred compensation, bonus pay, incentive pay, stock options or other stock-based compensation, hospitalization insurance, medical insurance, life insurance, scholarships or tuition reimbursements, maintained, contributed to or required to be contributed to by the Company or any ERISA Affiliates or with respect to which the Company or any ERISA Affiliate has or may have any liability or obligation.

1.33. "Proprietary Information" has the meaning defined in Section 5.19.

1.34. "Purchaser Group" has the meaning defined in Section 5.6.

1.35. "Receiving Party" has the meaning defined in Section 5.19.

1.36. "Registration Rights Agreement" has the meaning defined in Section 2.3.

1.37. "Related Parties" has the meaning defined in Section 3.28.

1.38. "Representative" has the meaning defined in Section 5.19.

1.39. "SEC" shall mean the United States Securities and Exchange Commission.

1.40. "Securities" shall mean the Shares, the Warrants, and the Ordinary Shares issuable upon conversion of the Shares.

1.41. "Securities Act" shall mean the United States Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

1.42. "Security Agreement" has the meaning defined in Section 3.17.

1.43. "Shareholders Agreement" has the meaning defined in Section 2.3.

1.44. "Shareholders Meeting" has the meaning defined in Section 2.3.

1.45. "Shares" shall mean the Preferred A Shares issued in accordance with this Agreement and the Preferred A Shares underlying the Warrants issued in accordance with this Agreement.

1.46. "Significant Subsidiary" has the meaning defined in Section 5.14.

1.47. "SMSA 1995" shall mean the Dutch Securities Market Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*) and all decrees and exemptions pertaining thereto as amended from time to time.

1.48. "Tax Returns" shall mean returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

1.49. "Tax" or "Taxes" shall mean (i) any and all U.S. federal, state, local, non-U.S. and other taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether or not imposed on the Company, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties, (ii) any liability for the payment of any amounts of the type described in clause (i) of this Section 1.44 as a result of being a member of an affiliated, consolidated, combined or unitary group (including any arrangement for group tax relief within a jurisdiction or similar arrangement) for any period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 1.44 as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor or transferor entity.

1.50. "Transaction Documents" has the meaning defined in Section 2.5.

1.51. "US GAAP" shall mean United States generally accepted accounting principles.

1.52. "Voting Agreement" has the meaning defined in Section 2.5.

1.53. "Warrant" or "Warrants" shall mean the share purchase warrants referenced in Section 2.2.(b) giving the Warrantholder the right to acquire on the conditions stipulated in such share purchase warrant the number of Preferred A Shares expressed therein.

2. Authorization, Purchase and Sale of Shares and Warrants.

2.1. Authorization of Securities. The Company on or before the Closing Date (as defined below) will have, in accordance with the law applicable to the Company, (i) authorized Preferred A Shares, par value €0.10 per share, (ii) authorized the issuance of the Preferred A Shares pursuant hereto, (iii) authorized the Warrants and the issuance thereof pursuant to this Agreement, (iv) authorized the issuance of Shares upon exercise of the Warrants and (v) authorized the issuance of the Ordinary Shares issuable upon conversion of the Shares. The terms, limitations and relative rights and preferences of the Preferred A Shares will be defined on or before the Closing Date by the notarial deed amending the Articles of Association of the Company (such that the English translation of the Articles of Association of the Company shall read as set forth in Exhibit B hereto) in conjunction with the resolution of the Supervisory Board of the Company (in the form attached as Exhibit C hereto).

2.2.Purchase and Sale of Shares; Issuance of Warrants.

(a) Subject to and upon the terms and conditions set forth in this Agreement, at the Closing the Company shall issue and sell to each Purchaser, and each Purchaser, severally, shall purchase from the Company the aggregate number of Preferred A Shares (subject to adjustment to eliminate fractional shares) set forth opposite the name of such Purchaser under the heading "Number of Shares to be Purchased" on Exhibit A hereto, at a purchase price equal to \$5.953 per Preferred A Share purchased (which implies a €5.00 per Preferred A Share purchased, assuming a conversion rate of \$1.1906 per €1.00), in the case of all Purchasers other than IAM, and a purchase price equal to €5.00 per Preferred A Share purchased, in the case of IAM.

(b) Subject to and upon the terms and conditions set forth in this Agreement, at the Closing (as defined below), the Company hereby agrees to issue to each Purchaser, as part of its inducement to purchase the Preferred A Shares being purchased by such Purchaser, a Warrant entitling it to purchase the number of Preferred A Shares (as adjusted to eliminate fractional shares) as set forth opposite its name under the heading "Warrant Coverage" on Exhibit A hereto, with an exercise price of €5.00 per share (subject to adjustment as provided therein). The Warrants shall be in the form attached hereto as Exhibit D.

2.3.Closing.

(a) The closing of the purchase and sale of the Preferred A Shares (the "Closing") shall take place at a location acceptable to the Company and the Majority Purchasers on the date the Acquisition (as defined below) is scheduled to occur or such other date mutually agreed to by the Company and the Purchasers (the "Closing Date"). At the Closing, (i) the Company shall issue to each Purchaser the number of Preferred A Shares as set forth opposite such Purchaser's name on Exhibit A hereto, against payment to the Company of the purchase price as set forth opposite such Purchaser's name on Exhibit A by wire transfer to the Company of immediately available funds; provided that, IAM may pay for a portion of its Shares by set-off of outstanding indebtedness as described on Exhibit A; provided further that, prior to the Closing the Company shall have established a bank account within the United States into which each Purchaser may wire its purchase price for the Shares to be purchased, (ii) the Company shall issue to each Purchaser a Warrant to purchase the number of Preferred A Shares as set forth opposite such Purchaser's name on Exhibit A hereto and (iii) the parties thereto shall execute a shareholders agreement in the form attached hereto as Exhibit E (the "Shareholders Agreement") and the Registration Rights Agreement in the form attached hereto as Exhibit F (the "Registration Rights Agreement").

(b) Closing is subject to (a) the Company's conduct of a meeting of shareholders of the Company (the "Shareholders Meeting") approving (i) the amendment of the Articles of Association, (ii) this Agreement, (iii) subject to the Closing, the recomposition of the Supervisory Board of the Company in accordance with this Agreement and the Shareholders Agreement, and (iv) the delegation by the shareholders of the Company of the authority of the Supervisory Board to dispense with the compliance with any statutory preemptive rights as allowed pursuant to Dutch law; (b) the Dutch Ministry of Justice granting a declaration of no-objection to amend the Articles of Association such that the English translation of the Articles of

Association of the Company shall read as set forth on Exhibit B hereto; (c) the execution of the notarial deed amending the Articles of Association such that the English translation of the Articles of Association of the Company shall read as set forth on Exhibit B hereto; (d) the Supervisory Board of the Company having adopted in conformity with Exhibit C the resolution to (i) authorize Preferred A Shares, par value €0.10 per share, (ii) authorize the issuance of the Preferred A Shares pursuant hereto, (iii) authorize the Warrants and the issuance thereof pursuant to this Agreement, (iv) authorize the issuance of Preferred A Shares upon exercise of the Warrants and (v) authorize the issuance of the Ordinary Shares issuable upon conversion of the Shares. At the Closing, the Company shall deliver to each Purchaser (i) an extract from its shareholders register witnessing the registration in the name of such Purchaser of the number of shares of Preferred A Shares issued to such Purchaser. If the shareholders of the Company do not approve the amendment of the Articles of Association such that the English translation of the Articles of Association of the Company shall read as set forth on Exhibit B hereto, then no Closing shall occur.

2.4. Use of Proceeds. The Company will apply the net cash proceeds from the sale of the Preferred A Shares to finance (i) the acquisition (the "Acquisition") of Geographic Data Technology, Inc., a Michigan corporation ("GDT"), by the Company's wholly owned subsidiary, Tele Atlas North America, Inc., a California corporation ("TANA"), as provided in that certain Agreement and Plan of Merger by and among GDT, TANA, GDT Acquisition, Inc. (a wholly owned subsidiary of TANA), and certain shareholders of GDT, dated as of April 27, 2004 (the "Merger Agreement"), (ii) working capital requirements of the Company and its subsidiaries, (iii) repayment of indebtedness as described in Schedule 2.4 of the Disclosure Letter (including certain indebtedness owed to Bosch), (iv) the procurement of the release of the corporate guarantees issued by each of Bosch and IAM for the benefit of the Company and (v) the payment of fees and expenses related to the Acquisition and this Agreement.

2.5. Voting Agreement. On the date hereof, the Company and each of Bosch and IAM, and any other Person controlled by any of foregoing parties that beneficially owns any Ordinary Shares, shall have executed and delivered the Voting Agreement in the form attached hereto as Exhibit G (the "Voting Agreement," and collectively with this Agreement, the Warrants, the Shareholders Agreement, the Registration Rights Agreement, the Board Resolution and the Articles of Association, the "Transaction Documents").

3. Representations and Warranties of the Company. Except as set forth in the Disclosure Letter, the Company hereby represents and warrants to each of the Purchasers as follows in this Section 3. For the avoidance of doubt the parties confirm that representations made by the Company apply to its subsidiaries, except where the context requires otherwise. The section numbers in the Disclosure Letter correspond to the section numbers in this Agreement; however, any information disclosed therein under any section number shall be deemed to be disclosed and incorporated into any other section number under this Agreement where disclosure under such section number would be reasonably apparent. For purposes of this Section 3, "knowledge of the Company" shall mean the knowledge of the Key Employees.

3.1. Incorporation. The Company is a corporation duly organized, validly existing under the laws of The Netherlands and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except

where the failure to so qualify, individually or in the aggregate, would not have a Material Adverse Effect. The Company has all requisite corporate power and authority to carry on its business as now conducted.

3.2. Subsidiaries. Except as set forth on Schedule 3.2 of the Disclosure Letter, the Company has no subsidiaries and no material interests or investments in any partnership, trust or other entity or organization. Each Significant Subsidiary of the Company is set forth on Schedule 3.2 of the Disclosure Letter. Each Significant Subsidiary that is a company has been duly incorporated, is validly existing as a company under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its properties and to conduct its business and is duly registered, qualified and authorized to transact business and is in good standing in each jurisdiction in which the conduct of its business or the nature of its properties requires such registration, qualification or authorization, except where such failure to so qualify or register or be registered, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect. Except as set forth on Schedule 3.2 of the Disclosure Letter, all of the issued and outstanding shares of each Significant Subsidiary have been duly authorized and validly issued, and are fully paid and non-assessable, and are owned by the Company free and clear of any mortgage, pledge, lien, encumbrance, security interest, claim or equity.

3.3. Capitalization.

(a) As of the date of this Agreement, the authorized share capital of the Company consists of 100,000,000 Ordinary Shares, par value €0.10 each. The number of outstanding Ordinary Shares as of April 23, 2004 was 38,013,897, of which 348,038 are treasury shares, and the total number of Ordinary Shares issuable pursuant to stock options outstanding at April 23, 2004 was 1,702,263. All such Ordinary Shares have been duly authorized, and all such issued and outstanding Ordinary Shares have been validly issued and are fully paid and were issued in compliance with applicable securities laws. No such outstanding Ordinary Shares were issued in violation of any preemptive rights, "poison pill" provisions, rights of first offer or refusal or similar rights.

(b) Except for the issuance of Ordinary Shares pursuant to the exercise of outstanding options granted pursuant to the Company's option plans, including any such options granted after December 31, 2003, the Company has not issued any shares since December 31, 2003, except as contemplated by this Agreement. Except as set forth in or contemplated by the Disclosure Letter or this Agreement, and except for the issuance of options to purchase shares of the Company's Ordinary Shares pursuant to the Company's option plans, there are no existing options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements, arrangements or commitments of any character obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of the Company or other equity interests in the Company or any securities convertible into or exchangeable for such shares or other equity interests, and there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of its share capital or other equity interests.

3.4. Authorization. All corporate action on the part of the Company and its officers, management board, supervisory board and shareholders necessary for the authorization of the Securities and the submission of the amendment of the Articles of Association, such that

the English translation of the Articles of Association of the Company shall read as set forth on Exhibit B hereto, to the shareholders of the Company for their approval at the Shareholders Meeting has been taken, subject to the Shareholders Meeting being convened and receipt of the approvals and grants listed in Section 2.3.(b). This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The Company has all requisite corporate power to enter into this Agreement and to carry out and perform its obligations under the terms of this Agreement. Subject thereto, at or prior to the Closing, the Company will have reserved for issuance the Common Shares issuable upon conversion of the Shares and the Shares issuable upon exercise of the Warrants.

3.5. Valid Issuance.

(a) Upon their issuance in accordance with the terms of this Agreement, the Preferred A Shares will be duly authorized, validly issued and fully paid Preferred A Shares, free of all preemptive or similar rights. Upon issuance of the Preferred A Shares or the Warrants, as the case may be, the Ordinary Shares issued upon conversion of the Preferred A Shares or the Preferred A Shares issued upon exercise of the Warrants, as the case may be, will be duly authorized, validly issued and fully paid Ordinary Shares, free of all preemptive or similar rights, subject to the reserves of the Company allowing the Ordinary Shares resulting from the conversion being paid up out of the reserves in the event Preferred A Shares are converted into a higher number of Ordinary Shares.

(b) Subject to the continuing accuracy of the representations made by the Purchasers in Section 4 hereof, the Securities will be issued to the Purchasers in compliance with applicable exemptions from (i) the registration and prospectus delivery requirements of the Securities Act, (ii) the registration and qualification requirements of all applicable securities laws of the states of the United States, (iii) the requirements of the SMSA 1995 and the Major Holdings Act and (iv) the requirements of applicable securities laws and stock exchange rules. The Company is current in its filings with the FSE under applicable laws and stock exchange rules and except as set forth on Section 3.5 of the Disclosure Letter, with its filings pursuant to the SMSA 1995 and the Major Holdings Act.

3.6. Financial Statements. The financial statements of the Company referenced in the Disclosure Letter (collectively, the "Financial Statements") present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated, and the results of its operations and cash flows for the periods therein specified. The Financial Statements fairly present the consolidated financial position of the Company and its subsidiaries at the dates thereof and the consolidated results of operations for the periods then ended in accordance with the Dutch law requirements and IFRS on a consistent basis ("GAAP") throughout the period therein specified.

3.7. Absence of Certain Changes. Except as set forth on Schedule 3.7 of the Disclosure Letter, since December 31, 2003, there has been no Material Adverse Change.

3.8. Absence of Litigation. Except as set forth on Schedule 3.8 of the Disclosure Letter, there is no action, suit, proceeding, arbitration, claim, investigation or inquiry pending or, to the Company's knowledge, threatened by or before any governmental body against the

Company or any of its subsidiaries in which an unfavorable outcome, ruling or finding in any said matter, or for all such matters taken as a whole, would reasonably be expected to be Material to the Company. The foregoing includes, without limitation, any such action, suit, proceeding or investigation that questions this Agreement or seeks to delay or prevent the consummation of the transactions contemplated hereunder or the right of the Company to execute, deliver and perform under same. The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that specifically names the Company. Except as set forth on Schedule 3.8 of the Disclosure Letter, no action, suit, proceeding, claim, investigation or inquiry by the Company or any subsidiary is currently pending nor does the Company intend to initiate any action, suit, proceeding, claim, investigation or inquiry, in each case or for all such matters taken as a whole, that if resolved in a manner adverse to the Company, is reasonably likely to have a Material Adverse Effect.

3.9. Intellectual Property.

(a) "Intellectual Property" means (i) patents (and any renewals and extensions thereof), patent rights (and any applications therefor), rights of priority and other rights in inventions; (ii) trademarks, service marks, trade names and trade dress, and all registrations and applications therefor and all legal or common-law equivalents of any of the foregoing; (iii) copyrights and rights in mask works (and any applications or registrations for the foregoing, and all renewals and extensions thereof), common-law copyrights and rights of authorship including all rights to exploit any of the foregoing in any media and by any manner and means now known or hereafter devised; (iv) industrial design rights, and all registrations and applications therefor; (v) rights in data, collections of data and databases, and all legal or common-law equivalents thereof; (vi) rights in domain names and domain name reservations; (vii) rights in trade secrets, proprietary information, technology, software and know-how; and (viii) any other intellectual or industrial property right.

(b) "Registered Intellectual Property" means all United States, international and foreign Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

(c) The Company and its subsidiaries own or possess sufficient rights to all Intellectual Property that is necessary for the conduct of their business as now conducted or as currently proposed to be conducted except where the failure to currently own or possess would not have a Material Adverse Effect.

(d) Schedule 3.9 of the Disclosure Letter accurately identifies all Registered Intellectual Property owned by the Company or any of its subsidiaries that is material to the Company and its subsidiaries taken as a whole, indicating for each item thereof the beneficial owner thereof and, if different, the record owner thereof, the applicable registration, issuance or other identifying number, the date of registration, issuance or filing, as applicable, and other applicable identifying information. In the case of any such Registered Intellectual Property in which a person or entity other than the Company or any subsidiary holds an ownership interest, Schedule 3.9 of the Disclosure Letter identifies such person or entity.

(e) To the knowledge of the Company, the Registered Intellectual Property identified on Schedule 3.9 of the Disclosure Schedule is valid and subsisting.

(f) The Company has complied with all filing formalities with respect to the Registered Intellectual Property identified on Schedule 3.9 of the Disclosure Schedule and all renewal fees and other maintenance fees have been paid.

(g) There is no present or former employee, officer or director of the Company or its subsidiaries or agent or outside contractor of any of them that holds or claims any material right, title or interest, directly or indirectly, in or to any Intellectual Property owned by the Company or any of its subsidiaries that is material to the Company and its subsidiaries taken as a whole.

(h) To the knowledge of the Company, the present business activities, technology, products and services of the Company and its subsidiaries have not and do not infringe any intellectual property or other proprietary rights of any third party, neither the Company nor any of its subsidiaries is making unauthorized use of any confidential information or trade secrets of any third party, and the Company and its subsidiaries have not received any notice of any asserted infringement (nor is the Company aware of any reasonable basis for any third party asserting an infringement) by the Company or any subsidiary of any rights of a third party with respect to any Intellectual Property, in any case that, individually or in the aggregate, would have a Material Adverse Effect.

(i) The Company and its subsidiaries have taken commercially reasonable measures and precautions that are appropriate, consistent with the business environment and local customs applicable to the business of each, to protect, preserve and maintain the confidentiality and secrecy of all material trade secrets and other confidential information included in the Company's and its subsidiaries' Intellectual Property. Neither the Company nor any of its subsidiaries has disclosed or delivered or permitted to be disclosed or delivered to any person, and no person (other than employees or consultants of the Company and its subsidiaries which need such information in the course of their employment) has access to or has any rights with respect to material trade secrets, confidential information, the source code, or any portion or aspect of the source code, or any proprietary information or algorithm contained in any source code of any software that comprises or is protected by any Intellectual Property of the Company or its subsidiaries except pursuant to an agreement, and except as would not have a Material Adverse Effect.

(j) To the knowledge of the Company, no other person or entity is infringing, misappropriating or making any unlawful use of, any material Intellectual Property of the Company or its subsidiaries in any material respect. There are no pending actions before any court in which Company or any of its subsidiaries has initiated a cause of action against other persons or entities for infringement of Intellectual Property.

3.10. Disclosure Documents. The information contained in all public filings made by the Company pursuant to the FSE listing rules, applicable laws and stock exchange rules was true and correct as of the dates thereof, except to the extent updated or superseded by any report subsequently filed or published by the Company in accordance with FSE listing rules,

applicable laws and stock exchange rules. The Company and its subsidiaries are not party to any material contract, agreement or other arrangement that was required to have been filed in accordance with the FSE listing rules, applicable laws and stock exchange rules that was not so filed, other than this Agreement and the Merger Agreement, if applicable.

3.11. Books and Records. The minute books and other records of the Company and its subsidiaries contain in all material respects accurate records of all Company board, committee and shareholders' meetings and accurately reflect in all material respects all other corporate action of the shareholders, the Supervisory Board of the Company and the Management Board of the Company and any committees thereof of the Company and its subsidiaries and all actions of the directors of the Company's subsidiaries, in each case since January 1, 2002.

3.12. Consents. All consents, approvals, orders and authorizations required on the part of the Company in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein have been obtained and will be effective as of the Closing Date and are listed on Schedule 3.12 of the Disclosure Letter, other than (i) the actions listed in Section 2.3(b), which will have been taken at or before the Closing and (ii) such filings required to be made and actions required to be taken after the Closing under applicable securities laws, which will be completed within the applicable time periods and (iii) any of the foregoing, the failure to make or obtain would not be reasonably be expected to have a Material Adverse Effect. The Company qualifies as a "foreign issuer" pursuant to 16 C.F.R. 801.1(e) and, as set forth in 16 C.F.R. 802.51(b), will not have, according to its last regularly prepared balance sheet before the Closing, $50 million or more of assets located in the United States, or have made sales in or into the United States of $50 million or more during its most recent fiscal year; and, accordingly, the transactions contemplated by this Agreement are not reportable under the United States Hart-Scott-Rodino Act of 1976, as amended.

3.13. No Conflict. Except as provided in Schedule 3.13 of the Disclosure Letter, the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby and by the Merger Agreement will not conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under (i) any provision of the Articles of Association of the Company or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company, any of its subsidiaries or any of their properties or assets, including without limitation obligations triggered by changes in the ownership of the outstanding shares of the Company, except in the case of clause (ii), as would not individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

3.14. Brokers or Finders. Other than with respect to Atlas Advisors, LLC, the fees of which will be borne by the Company, or as otherwise set forth on Schedule 3.14 of the Disclosure Schedule, the Company has not incurred, and shall not incur, directly or indirectly, any liability for any brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.15. German Market. The outstanding Ordinary Shares are admitted to the trading on the geregelter Markt of the FSE, and, except as contemplated by this Agreement, the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the outstanding Ordinary Shares on the geregelter Markt of the FSE or delisting the Ordinary Shares from on the geregelter Markt of the FSE, nor has the Company received any notification that the FSE is contemplating terminating such registration or listing.

3.16. No Manipulation of Share Price. The Company has not taken, in violation of applicable law, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Ordinary Shares to facilitate the transactions contemplated hereby or the sale or resale of the Ordinary Shares.

3.17. Title to Property and Assets. The Company and each of its subsidiaries owns or possesses the necessary right to use or title to all properties, assets, licenses, permits and the like required to operate their respective businesses as currently operated, except for such properties, assets, licenses, permits and the like, the absence of which would not result in a Material Adverse Effect. The properties and assets of the Company and each of its subsidiaries owned by them are owned free and clear of all mortgages, deeds of trust, liens, charges, encumbrances and security interests except (i) for statutory liens for the payment of current Taxes that are not yet delinquent, (ii) liens arising under the Pledge Agreement with Fortis Bank Nederland N.V. and certain other parties dated 3 September 2003 (the "Security Agreement") and (iii) liens, encumbrances and security interests that arise in the ordinary course of business and do not in any material respect impair the properties and assets of the Company and its subsidiaries. With respect to the property and assets it leases, the Company and each of its subsidiaries is in compliance with such leases in all material respects and, to its knowledge, holds a valid leasehold interest free of any liens, claims or encumbrances, subject to clauses (i)-(iii) above and the terms of the leasehold itself. All facilities, machinery, equipment, fixtures, vehicles and other tangible personal properties owned, leased or used by the Company are in good operating condition and repair and are reasonably fit and usable for the purposes for which they are being used, ordinary wear and tear excepted. Schedule 3.17 to the Disclosure Letter lists all real property leases or other occupancy agreements, including any amendments thereto (the "Real Property Leases") of the Company and its subsidiaries which require annual aggregate payments greater than $200,000 ("Material Leased Properties"). There are no other parties with a right to occupy any of the premises subject to the Material Leased Properties except for the Company and any of its subsidiaries. Each of the Real Property Leases for each Material Leased Property is in full force and effect. There is no existing default or event of default (or event that with notice or lapse of time, or both, would constitute a default) in any material respect under any Real Property Lease by the Company or any of its subsidiaries or, to the knowledge of the Company, any other party or parties thereto. Following the Closing, the Company and its subsidiaries will be permitted to continue to exercise all of the rights under each Real Property Lease for each Material Leased Property available to such party immediately prior to the Closing without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any of its subsidiaries would have been otherwise required to pay pursuant to the terms of such Real Property Lease had the transactions contemplated by this Agreement not occurred. Neither the Company nor any of its subsidiaries owns any real property.

3.18. Labor Relations.

(a) There is no unfair labor practice, outstanding material grievances, labor strike, slowdown, work stoppage or lockout or other material labor disputes pending, or, to the knowledge of the Company, threatened or reasonably anticipated against or affecting the Company or any of its subsidiaries. Other than as required by applicable law or as is consistent with the business environment and local customs applicable to the business of the Company or any of its subsidiaries, there are no labor or collective bargaining agreements that pertain to any Employees and the Company does not know of any activities or proceedings of any labor union to organize any Employees. During the past three (3) years, neither the Company nor any of its subsidiaries has experienced any general strike, work stoppage or lockout. Except as set forth on Schedule 3.18 of the Disclosure Letter, the Company is not aware that any Key Employee or group of Employees intends to terminate his, her or their employment with the Company, nor does the Company have a present intention to terminate the employment of Key Employee or group of Employees.

3.19. Employee Benefits.

(a) Schedule 3.19(a) of the Disclosure Letter contains a general description by country of all material Plans.

(b) Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes or has, in the six (6) years prior to the date hereof, sponsored, maintained or contributed to any Plan subject to Title IV of ERISA, any multiemployer plan, as defined in Section 3(37) of ERISA or a "multiple employer plan" as defined in ERISA. No Plan provides health benefits that are not fully insured through an insurance contract or a governmental entity.

(c) Each Plan is being and has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Plan.

(d) Neither the Company nor any ERISA Affiliate has any current or projected liability in respect of post employment or post retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any of its subsidiaries, except as required by statute or as would not reasonably be expected to have a Material Adverse Effect.

(e) The execution of this Agreement and the consummation of the transactions contemplated hereby, including the Acquisition, will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Plan, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits.

(f) There is no agreement, plan, arrangement or other contract covering any U.S. Employee that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as a

"parachute payment" within the meaning of Section 280G(b)(2) of the Code. There is no agreement, plan, arrangement or other contract by which the Company or any of its subsidiaries is bound to compensate any U.S. Employee for excise taxes paid pursuant to Section 4999 of the Code.

(g) With respect to each Plan, all employer and employee contributions required by applicable law or by the terms of such Plan have been timely made, or, if applicable, accrued in accordance with GAAP or US GAAP, as applicable, and applicable law. All employment-related costs of the Company and its subsidiaries not paid as of December 31, 2003 have been provided for in the Financial Statements for the year ended December 31, 2003 including wages, PAYE, social security premiums and pension premiums. At Closing no costs related to the employment of the Employees will be overdue.

(h) The present value of the accrued benefit liabilities (whether or not vested) under each Plan that is maintained outside the United States primarily for the benefit of persons substantially all of whom are not resident in the United States that provides pension, retirement, early retirement, profit-sharing, deferred compensation or other similar benefits (each, a "Non-U.S. Retirement Plan"), determined as of the date of this Agreement does not exceed the current value of the assets of such Non-U.S. Retirement Plan allocable to such benefit liabilities. All benefits (whether or not vested) earned by Employees that will be payable after the date of this Agreement, under each Non-U.S. Retirement Plan are properly accrued and reflected in the Financial Statements in accordance with GAAP. To the extent any pension rights granted by the Company or its subsidiaries are based on defined benefits, liabilities for such defined benefits were fully funded at December 31, 2003.

3.20. Environmental Matters.

(a) Except as would not reasonably be likely to result in a material liability to the Company or any of its subsidiaries, no underground storage tanks and no amount of any substance that has been designated by any governmental agency or by applicable foreign, federal, state or local law to be a pollutant, a nuisance, radioactive, toxic, hazardous or otherwise a danger to health or the environment, including without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed pursuant to the United States Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws, but excluding reasonable quantities of office and janitorial supplies properly and safely maintained (a "Hazardous Material"), are present as a result of the actions of the Company, or, to the Company's knowledge, as a result of the actions of a third party, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its subsidiaries currently owns, operates, occupies or leases, or to the Company's knowledge, has at any time owned, operated, occupied or leased.

(b) Except as would not reasonably be likely to result in a material liability to the Company (in any individual case or in the aggregate), neither the Company nor any of its subsidiaries has transported, stored, used, manufactured, disposed of or arranged for the disposal of, released or exposed its employees or others to Hazardous Materials in violation

of any foreign, federal, state or local law, rule, regulation, treaty or statute in effect before the Closing Date related to protection of human health, safety, and the environment, including natural resources (collectively, "Environmental Laws").

(c) Except as would not reasonably be likely to result in a material liability to the Company, the Company and its subsidiaries currently hold and are in compliance with all approvals, permits, licenses, clearances and consents required under Environmental Laws for the conduct of the Company's and its subsidiaries' businesses as currently being conducted.

(d) No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending, or to the Company's knowledge, threatened alleging that the Company and its subsidiaries are in violation of or liable under any Environmental Law.

(e) To the Company's knowledge, there are no material expenditures required to maintain or achieve compliance with all applicable Environmental Laws.

3.21. Taxes. Except as otherwise disclosed in Schedule 3.21 of the Disclosure Letter, (i) the Company and its subsidiaries have filed (or joined in the filing of) when due all Tax Returns required by applicable law to be filed with respect to them and all Taxes shown to be due on such Tax Returns have been paid (and all other Taxes due have been paid, whether or not reflected on such Tax returns), except where payment is not yet due or the competent tax authorities have granted a delay for payment; (ii) all such Tax Returns were true, correct and complete in all material respects as of the time of such filing; (iii) any liability of the Company or its subsidiaries for Taxes not yet due and payable, or which are being contested in good faith, in each case as of December 31, 2003, has been accrued or reserved for on the Financial Statements of the Company in accordance with GAAP or US GAAP, as applicable; (iv) since December 31, 2003, the Company has not incurred any material Taxes other than in the ordinary course of business; (v) the Company and its subsidiaries have withheld or collected from each payment made to each of their employees, independent contractors and other third parties, the amount of all Taxes required to be withheld or collected therefrom, and have paid the same to the proper taxing authorities; (vi) since December 31, 2001, neither the Company nor any of its subsidiaries has ever had any tax deficiency proposed or assessed against it; (vii) neither the Company nor any of its subsidiaries has executed any waiver of any statute of limitations on the assessment or collection of any Tax; and (viii) since December 31, 2001, none of the Company's or any of its subsidiaries' Tax Returns has ever been audited or is currently the subject of an audit by any taxing authorities. With respect to each Purchaser (other than IAM) and to the Company's knowledge, neither the Company nor any of its direct or indirect subsidiaries is currently a "passive foreign investment company" ("PFIC") as defined in Section 1297 of the Code. Immediately following the Closing, to the knowledge of the Company, neither the Company nor any of its direct or indirect subsidiaries will be a "controlled foreign corporation" ("CFC") within the meaning of Section 957 of the Code or a "foreign personal holding company" ("FPHC") within the meaning of Section 552 of the Code.

3.22. Insurance. The Company and its subsidiaries maintain policies of insurance and bonds of the type and in amounts reasonably and customarily carried by persons conducting businesses or owning assets similarly situated to the Company and its subsidiaries,

respectively. All insurance policies carried by, or covering the Company's properties, including without limitation insurance covering acts and omissions of the officers and directors of the Company and its subsidiaries, are in full force and effect, and no notice of cancellation has been given with respect to any such policy. All premiums due on such policies have been paid in a timely manner and the Company has complied in all material respects with the terms and provisions of such policies.

3.23. General Solicitation; No Integration. Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) of investors with respect to offers or sales of the Shares and the Warrants. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which is or will be integrated with the Shares and the Warrants sold pursuant to this Agreement.

3.24. Accounting Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and to maintain assets accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.25. Agreements; Action.

(a) Except as set forth on Schedule 3.25 of the Disclosure Letter and for the agreements related to the Acquisition, there are no agreements, understandings, instruments, contracts, proposed transactions, judgments, orders, writs or decrees to which the Company is a party or by which it is bound that involve (i) obligations (contingent or otherwise) of, or payments by the Company in excess of €300,000 during any Company fiscal year, other than in the ordinary course of the Company's business, or (ii) the exclusive license of any patent, copyright, trade secret or other proprietary right to or from the Company which is Material to the Company, or (iii) restrictions on the Company's or a subsidiary's ability to freely develop, market or sell its products or services relating to the covenants not to compete or concerning exclusivity, or (iv) licenses related to material source code or other highly confidential intellectual property of the Company or a subsidiary, or (v) the loss or impairment of which would result in a Material Adverse Effect.

(b) Other than the agreements related to the Acquisition, the Company has not entered into any letter of intent, memorandum of understanding or other similar document (i) with any representative of any corporation or corporations regarding the merger of the Company with or into any such corporation or corporations, (ii) with any representative of any corporation, partnership, association or other business entity or any individual regarding the sale, conveyance or disposition of all or substantially all of the assets of the Company or a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of

the Company would be disposed of, or (iii) regarding any other form of liquidation, dissolution or winding up of the Company.

3.26. Registration and Voting Rights. Except as otherwise contemplated by this Agreement and the Registration Rights Agreement, the Company is not under any obligation to list any of its outstanding securities on any securities exchange or to register any of its outstanding securities pursuant to the Securities Act, SMSA 1995 any or other applicable securities laws. Except as set forth on Schedule 3.26 of the Disclosure Letter, to the Company's knowledge, except as contemplated in the Voting Agreement and the Shareholders Agreement, no shareholder of the Company has entered into any agreements with respect to the voting of capital shares of the Company.

3.27. Questionable Payments. None of the Company or its subsidiaries, and to Company's knowledge, none of the Company's Supervisory Board or executive officers, has, directly or indirectly, made any bribes, kickbacks, illegal payments or illegal political contributions or any other payments which would be reportable under the United States Foreign Corrupt Practices Act, if such entities were subject to such act, using corporate funds of the Company or its subsidiaries or made any illegal payments to obtain or retain business using corporate funds of the Company or its subsidiaries.

3.28. Related Party Transactions. Except as set forth on Schedule 3.28 of the Disclosure Schedule, neither the Company nor any of its subsidiaries is a party to any agreement or arrangement involving payments in excess of $50,000 annually with or for the benefit of any Person who is an executive officer, director or Affiliate of the Company (or any immediate family member or Affiliate of such executive officer, director or Affiliate) (collectively, "Related Parties") and neither the Company nor any of its subsidiaries provides or causes to be provided to or purchases from or uses any assets, services or facilities of any such Related Party (other than the Company, on the one hand, and its subsidiaries, on the other).

3.29. Dutch Insider Trading Laws. All information (as defined under applicable Dutch law) related to the Company, the transactions contemplated hereby, the Merger Agreement or GDT has been adequately disclosed to the public in a manner that complies with Dutch law in all material respects.

3.30. German Insider Trading Laws. All information (as defined under applicable German law) related to the Company, the transactions contemplated hereby, the Merger Agreement or GDT has been adequately disclosed to the public in a manner that complies with German law in all material respects.

3.31. Accurate Translation of Articles of Association. The form of Articles of Association attached hereto as Exhibit B is an accurate English translation of the Articles of Association to be in effect upon the amendment of the Company's current articles of association.

3.32. Compliance with Law. Neither the Company nor any subsidiary is in violation of any material term of the Articles of Association of the Company or its respective charter documents, or, to the Company's knowledge, in any material respect of any term or provision of any mortgage, indebtedness, indenture, contract, agreement, instrument, judgment,

order or decree to which it is party or by which it is bound the violation of which would have a Material Adverse Effect. To the Company's knowledge, neither the Company nor any subsidiary is in violation of any foreign, United States federal or state statute, rule or regulation applicable to the Company the violation of which would have a Material Adverse Effect.

3.33. Permits. The Company and its subsidiaries, each have all governmental franchises, permits, licenses, and any similar governmental authority necessary for the conduct of its business as now being conducted by it, the lack of which would have a Material Adverse Effect, and believes it can obtain, without suffering a Material Adverse Effect, any similar governmental authority for the conduct of its business as presently planned to be conducted. Neither the Company nor its subsidiaries is in default in any material respect under any of such franchises, permits, licenses or other similar authority the default of which would have a Material Adverse Effect.

3.34. GDT. For the avoidance of doubt, the parties confirm that representations made by the Company in this Section 3 do not apply to GDT. To the Company's knowledge, the representations and warranties of GDT contained in Article III of the Merger Agreement are true and correct as of the date hereof. For purposes of this Section 3.34, "knowledge" includes but is not limited to knowledge related to the terms and conditions of the Merger Agreement and any related disclosure documents, and any due diligence materials delivered or made available to the Company in connection with the Merger Agreement whether or not referenced in any disclosure document.

4. Representations and Warranties of Each Purchaser. Each Purchaser, severally for itself and not jointly with the other Purchasers, represents and warrants to the Company as follows:

4.1. Organization. Such Purchaser, if it is an entity, is duly and validly existing under the jurisdiction of its organization.

4.2. Authorization. All action on the part of such Purchaser necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein has been taken. This Agreement constitutes the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles. Such Purchaser has all requisite power to enter into this Agreement and to carry out and perform its obligations under the terms of this Agreement.

4.3. Purchase Entirely for Own Account Etc. Such Purchaser is acquiring the Securities for its own account, and not with a view to, or for sale in connection with, any distribution of the Securities in violation of the Securities Act. Such Purchaser, if it is a legal entity, has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Securities.

4.4. Investor Status, Etc. Such Purchaser certifies and represents to the Company that at the time such Purchaser acquires any of the Securities, such Purchaser will be an

"accredited investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act. Such Purchaser's financial condition is such that it is able to bear the risk of holding the Shares or the Warrants for an indefinite period of time and the risk of loss of its entire investment. Such Purchaser has been afforded the opportunity to ask questions of and receive answers from the management of the Company concerning this investment and has sufficient knowledge and experience in investing in companies similar to the Company in terms of the Company's stage of development so as to be able to evaluate the risks and merits of its investment in the Company. Such Purchaser qualifies as a "professional" within the meaning of Section 2 of the exemption regulation issued in accordance with the SMSA 1995.

4.5.Securities Not Registered. Such Purchaser understands that the Securities have not been listed on any securities exchange or registered pursuant to the Securities Act or any other applicable securities laws, but have been issued by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Securities must continue to be held by such Purchaser unless a subsequent disposition thereof is registered under the Securities Act or any other applicable securities laws or is exempt from such registration. Such Purchaser understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

4.6.No Conflict. The execution and delivery of this Agreement by such Purchaser and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of or default by such Purchaser (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under (i) any provision of the organizational documents of such Purchaser or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to such Purchaser or its respective properties or assets.

4.7.Brokers. Such Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

4.8.Consents. In reliance on the Company's representation set forth in the last sentence of Section 3.12 (but only with respect to the United States Hart-Scott-Rodino Act of 1976, as amended), all consents, approvals, orders and authorizations required on the part of such Purchaser in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated herein have been obtained and will be effective as of the Closing Date.

4.9.No Manipulation of Share Price. Such Purchaser has not taken, either individually or with one or more other Persons, in violation of applicable law, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of the Ordinary Shares to facilitate the transactions contemplated hereby.

4.10. Confidential Information. Such Purchaser has maintained in confidence all non-public information regarding the Company received by the Purchaser from the Company or its agents and advisors.

4.11. European Anti-Trust Matters. Such Purchaser has no agreement or understanding with any other Purchasers (other than an Affiliate of such Purchaser) regarding shareholder voting matters or management of the Company, except as contemplated hereby or by the Transaction Documents.

5. Covenants.

5.1. Conduct of Business by the Company.

(a) During the period from the date of this Agreement and continuing until the earlier of termination of this Agreement or the Closing Date, the Company and each of its subsidiaries shall, except (i) as set forth on Schedule 5.1 of the Disclosure Letter, (ii) in connection with specific actions that the Company is explicitly required or permitted to take pursuant to this Agreement or (iii) to the extent that the Purchasers who are purchasing a majority of the Preferred A Shares to be sold hereunder (the "Majority Purchasers") shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), carry on its business in all material respects, in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in material compliance with all applicable laws and regulations, pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes (provided that in the case of Taxes, an adequate reserve has been established on the Company's books in respect of such Taxes), pay or perform other material obligations when due, and use its commercially reasonable efforts substantially consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers and Employees and (iii) preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings.

(b) During the period from the date of this Agreement and continuing until the earlier of termination of this Agreement or the Closing Date, except (i) as set forth on Schedule 5.1 of the Disclosure Letter, (ii) in connection with actions that the Company is required to take pursuant to this Agreement, or (iii) to the extent that the Majority Purchasers shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

(i) Waive any share repurchase rights, accelerate, amend or change the period of exercisability of options or restricted share or preferred share purchase rights, or reprice options granted to any Key Employee or authorize cash payments in exchange for any options granted to any Key Employee outside the ordinary course of business;

(ii) Grant (or agree to grant, whether orally or in writing) any severance or termination pay (cash, equity or otherwise) to any Key Employee, except (x) pursuant to written agreements outstanding, or policies existing, on the date hereof and (y) as

previously disclosed in writing to the Purchasers in the Disclosure Letter, or adopt any new severance plan applicable to one or more Key Employees;

(iii) Transfer or license to any person or entity or otherwise extend, amend or modify any rights to the Company's Intellectual Property, or enter into grants to transfer or license to any person future patent rights other than in the ordinary course of business substantially consistent with past practices. Without limiting the foregoing, in no event shall Company license, sell, assign or transfer any Intellectual Property, other than non-exclusive licenses in the ordinary course of business;

(iv) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any shares of the Company or split, combine or reclassify any shares or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any equity shares, except in the case of any wholly owned subsidiaries of the Company;

(v) Purchase, redeem or otherwise acquire, directly or indirectly, any equity shares of the Company or its subsidiaries, except repurchases of shares in connection with the termination of the employment relationship with any employee pursuant to stock option, purchase agreements or stock plans in effect on the date hereof;

(vi) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any equity shares or any securities convertible into equity shares, or subscriptions, rights, warrants or options to acquire any equity shares or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than (x) the issuance, delivery and/or sale of Ordinary Shares pursuant to the exercise of stock options outstanding as of the date of this Agreement or as otherwise disclosed in the Disclosure Letter, and (y) the granting of stock options under plans existing on the date hereof substantially consistent with past practices;

(vii) Cause, permit or propose any amendments to the Articles of Association or Rules and Regulations of the Supervisory Board of the Company;

(viii) Other than the Merger Agreement and the matters contemplated thereby, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, in each case that are Material to the Company or enter into any material joint ventures, strategic partnerships or alliances;

(ix) Sell, lease, license, encumber or otherwise dispose of any properties or assets which are material to the business of the Company or its subsidiaries, except (A) sales, leases or licenses of product or of inventory in the ordinary course of business substantially consistent with past practice, or (B) sales, leases or dispositions of property or assets which are not material, individually or in the aggregate, to the business of the Company or its subsidiaries;

(x) Except for loans from Bosch or IAM (such loans to be treated in a consistent manner as set forth in Section 2.4), incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, enter into any "keep well" or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than in connection with the financing of ordinary course trade payables substantially consistent with past practice or pursuant to existing credit facilities in the ordinary course of business substantially consistent with past practice;

(xi) Pay any or promise to pay any special bonus or special remuneration (cash, equity or otherwise) to any director or Key Employee, or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors or Key Employees other than as required by applicable law or this Agreement;

(xii) Pay, discharge, settle or satisfy any claims, liabilities or obligations in excess of $250,000 (absolute, accrued, asserted or unasserted, contingent or otherwise, and whether or not arising prior to, on or after the date of this Agreement), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business or in accordance with their respective terms, or liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of Company filed with the Company's securities filings or incurred since the date of such financial statements;

(xiii) Make any individual or series of related payments outside of the ordinary course of business (including payments to financial, legal, accounting or other professional service advisors incurred in connection with the transactions contemplated by this Agreement or otherwise) in excess of $400,000;

(xiv) Enter into or materially modify, amend or terminate any material contract or agreement with an Affiliate of the Company to which the Company or any subsidiary thereof is party or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(xv) Revalue any of its assets or, except as required by GAAP, make any change in accounting methods, principles or practices;

(xvi) Make or change any material Tax election, settle or compromise any material Tax liability or consent to any extension or waiver of the limitation period applicable to any claim or assessment in each case in respect of Taxes of Company or any of its subsidiaries;

(xvii) Make any loan, advance or capital contribution to or investment in any person (other than a subsidiary of the Company) other than in the ordinary course of business substantially consistent with past practice, but in no event in the amount (to persons other than subsidiaries) of more than $100,000 for any one transaction and $500,000 in the aggregate, and other than investments in cash equivalents made in the ordinary course of business substantially consistent with past practice;

(xviii) Engage in any action or enter into any transaction or permit any action to be taken that could reasonably be expected to directly or indirectly materially delay the consummation of any of the transactions contemplated by this Agreement; or

(xix) Agree in writing or otherwise to take any of the actions described in Section 5.1(b)(i) through Section 5.1(b)(xviii) above, inclusive.

5.2.Other Governmental Approvals. As soon as practicable after the execution of this Agreement, the Company and each Purchaser shall file all applications and reports and take such other action which is reasonably required to be taken or filed with any governmental authority in connection with the transactions contemplated by this Agreement. The Company and each Purchaser shall give all additional notices to third parties and take other action reasonably required to be or taken by it under any authorization, lease, note, mortgage, indenture, agreement or other instrument or any law, rule, regulation, demand or court or administrative order in connection with the transactions contemplated by this Agreement.

5.3.Further Assurances. Each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, taking any action to facilitate the filing of any document or the taking of any action to assist the other parties hereto in complying with the terms of Section 5.2 hereof.

5.4.Covenant Pending Closing. Between the date of this Agreement and the date of the Closing, the Company will promptly advise each Purchaser of any action or event of which it becomes aware which has the effect of making incorrect, in any material respect (except to the extent a representation or warranty is already qualified as to materiality, in which case such representation or warranty shall be correct in all respects), any of the Company's representations or warranties or which has the effect of rendering any of the Company's covenants incapable of performance.

5.5.Shareholder Approval at Shareholders Meeting. The Company shall use its best efforts to prepare, as promptly as practicable after the date hereof, all materials to be made available to its shareholders before convening the Shareholders Meeting to be held in May 2004. The Company shall as promptly as possible acting through its Supervisory Board, call and hold the Shareholders Meeting to be held in May 2004, for the purpose of voting upon (1) the financial statements of the Company for the year ended 31 December 2003, (2) the approval of the transactions contemplated by this Agreement, (3) the approval of the amendment of the Articles of Association, (4) subject to Closing, the recomposition of the Supervisory Board of the Company in accordance with this Agreement and the Shareholders Agreement and (5) the delegation by the shareholders of the Company of the authority of the Supervisory Board to dispense with the compliance with any statutory preemptive rights as allowed pursuant to Dutch law.

5.6.Standstill. Until the earlier of (i) one year from the Closing Date and (ii) the date the Purchasers and each subsidiary or other controlled Affiliate of the Purchasers (the

"Purchaser Group") own an aggregate of less than fifty percent (50%) of the Ordinary Shares initially purchased pursuant to this Agreement (including upon conversion of the Shares and the Preferred A Shares issuable upon exercise of the Warrants), no member of the Purchaser Group shall, without the prior written consent of a majority of the members of the Supervisory Board who are not an Affiliate of any member of the Purchaser Group:

(a) acquire, seek to acquire, propose, offer or agree to acquire, directly or indirectly, by purchase or otherwise, any Ordinary Shares (or options or warrants to acquire, or securities convertible into or exchangeable for, Ordinary Shares) if, prior to or as a result of such acquisition, the Purchaser Group (excluding IAM and its Affiliates) in the aggregate Beneficially Owns or would in the aggregate Beneficially Own more than 50% of the then-outstanding Ordinary Shares (or options or warrants to acquire, or securities convertible into or exchangeable for, Ordinary Shares);

(b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are used in the rules of the Securities and Exchange Commission or in accordance with Dutch law when Dutch law regulates the solicitation of proxies), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company;

(c) make any public announcement with respect to any transaction or proposed or contemplated transaction between the Company or any of its security holders and the Purchaser Group, including, without limitation, any tender or exchange offer, merger or other business combination or acquisition of a material portion of the assets of the Company;

(d) except as otherwise permitted by Section 5.6(a), enter into or agree, offer, propose or seek to enter into, or otherwise be involved in or part of, directly or indirectly, any acquisition transaction or other business combination relating to all or any part of the Company or its subsidiaries or any acquisition transaction for all or part of the assets of the Company or any subsidiary of the Company or any of their respective businesses;

(e) except among any Purchaser and it subsidiaries and/or controlled affiliates, form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any of its subsidiaries; or

(f) disclose any intention, plan or arrangement inconsistent with any of the foregoing;

provided, however, nothing set forth in herein shall prevent any Purchaser from exercising any Warrant or converting any Preferred A Shares into Ordinary Shares. For purposes of this Section 5.6, the term "Beneficially Own" shall be interpreted in accordance with Rule 13d-3 promulgated pursuant to the Exchange Act.

5.7.Reservation of Shares. The Company's authorized share capital shall be sufficient to allow for the issue of Preferred A Shares upon the exercise of the Warrants and the issue of Ordinary Shares upon conversion of each Preferred A Share issued by the Company or

issuable upon the exercise of the Warrants as well upon exercise of all other options, warrants and other similar rights as may have been issued by the Company at that time.

5.8.Lock-up. Each Purchaser agrees, severally and not jointly, that it will not sell, transfer, pledge, give, assign, distribute, hypothecate, enter into a hedging transaction with respect to, mortgage or otherwise dispose of any Preferred A Shares, Warrants or Common Shares issued upon conversion of any Preferred A Shares until the date that is 18 months from the Closing Date (the "Initial Lock-up Expiration Date"). With respect to each Purchaser, these restrictions (i) will expire with respect to 25% of the total number of Preferred A Shares, the Ordinary Shares issued upon conversion of Preferred A Shares (the "Conversion Shares") and Preferred A Shares related to the Warrants issued to such Purchaser (only in this Section 5.8, collectively, "Shares") on the Initial Lock-up Expiration Date and (ii) will lapse with respect to 25% of the total number of Shares on each three month anniversary of such Initial Lock-up Expiration Date (each such day, with the Initial Lock-up Expiration Date, the "Lock-up Expiration Dates"). For avoidance of doubt and by way of example only, if a Purchaser were issued 1,000 Preferred A Shares and a Warrant to purchase 200 Preferred A Shares pursuant hereto, on or following the Initial Lock-up Expiration Date such Purchaser would be entitled to (A) convert 300 Preferred A Shares into Ordinary Shares and sell those Ordinary Shares or (B) sell the Warrant and an additional 100 Preferred A Shares, in each case without regard to the restrictions under this Section 5.8. All lock-up restrictions applicable to a Purchaser (i) shall expire immediately before the consummation of a Change in Control Transaction (as defined in the Shareholders Agreement), (ii) shall expire upon an automatic conversion of such Purchaser's Preferred A Shares pursuant to the Articles of Association of the Company, (iii) will not apply to sales or transfers made in connection with a tender offer for the Company's shares and (iv) will expire upon a material breach of the Company's obligations set forth in the Registration Rights Agreement that is not cured promptly by the Company after notice thereof. In the event of any stock split, stock dividend, recapitalization or similar event, or if anti-dilution protection under the Articles of Association is triggered, the equity shares issued or issuable as a result of such event (the "Recapitalization Shares") will be subject to the restrictions described above only to the extent the Recapitalization Shares were issued with respect to shares that had not been released from the restrictions described above. Thereafter, such Recapitalization Shares will be released from the restrictions described above at the same time as the shares to which such Recapitalization Shares relate.

Notwithstanding the foregoing, the Securities shall not be transferable, in whole or in part, in the absence of an effective registration statement or listing (in the case of the FSE) related to the applicable Securities or an exemption under the Securities Act and any applicable state securities laws, provided such transfer otherwise does not violate any applicable securities laws, including the SMSA 1995.

If available and as applicable, each Purchaser agrees and consents to the entry of stop transfer instructions with the Company's transfer agent with respect to any Securities subject to the lock-up under this Section 5.8.

The foregoing shall not prohibit a Purchaser that is a partnership or limited liability company from distributing Shares to its partners, former partners, members or former members, and any Purchaser may transfer Shares to any fund that is an Affiliate; provided, however, in each case

the transferee must agree to be bound by the provisions of this Section 5.8 unless, contemporaneously or immediately following such transaction, the transferred Shares will automatically convert into Ordinary Shares pursuant to the Articles of Association of the Company.

5.9. Consummation and Amendment of the Merger Agreement. The Company will use commercially reasonable efforts to cause the conditions to the consummation of the Merger Agreement to be satisfied and to consummate such transactions as soon as is reasonably practicable. The Company will not materially amend the Merger Agreement without the consent of the Majority Purchasers.

5.10. Tax Matters.

(a) FPHC and CFC Status. The Company will not sell or issue any shares of the Company to any U.S. person or entity if such sale or issuance of shares would cause the Company to be an FPHC or a CFC. The Company will provide prompt written notice to the Purchasers if at any time the Company becomes aware that it or any subsidiary may, or has, become an FPHC or a CFC. Upon request of a Purchaser from time to time, subject to obtaining the consent of its shareholders to release such information, the Company will promptly provide in writing such information in its possession concerning its shareholders and, to the Company's actual knowledge, the direct and indirect interest holders in each shareholder sufficient for such Purchaser to determine that the Company is not an FPHC or a CFC. In addition, the Company will cooperate in good faith with the Purchasers and their tax advisors to take any and all commercially reasonable actions as requested by the Purchasers to avoid becoming an FPHC and to mitigate the impact on the Purchasers of becoming or being an FPHC or a CFC; provided that (i) the Purchasers may not request the Company to take any action that deviates from the Company's business practices and operations currently in effect if such deviation would be reasonably likely to adversely affect the Company, and (ii) the Company shall not be required to take any action to avoid FPHC status by avoiding the application of Section 552(a)(1) of the Code unless it is more likely than not that the stock ownership requirements of Section 552(a)(2) of the Code with respect to the Company are satisfied or about to be satisfied.

(b) PFIC Status. The Company agrees to make available to any Purchaser upon request, the books and records of the Company and its direct and indirect subsidiaries, and to provide information to such Purchaser with respect to the Company's or any subsidiary's status or potential status as a PFIC. Upon a determination by the Company, any Purchaser or any taxing authority that the Company or any direct or indirect subsidiary has been or is likely to become a PFIC, the Company will provide any Purchaser with all information reasonably available to the Company or any of its subsidiaries to permit such Purchaser to (i) accurately prepare all Tax returns and comply with any reporting requirements as a result of such determination and (ii) make any election (including, without limitation, a "qualified electing fund" election under Section 1295 of the Code), with respect to the Company or any of its direct or indirect subsidiaries, and comply with any reporting or other requirements incident to such election. If a determination is made by the Company, any Purchaser or any taxing authority that the Company is a PFIC for a particular year, then for such year and for each year thereafter, the Company will also provide the Purchasers with a completed "PFIC Annual Information Statement" as required by Treasury Regulation Section 1.1295-1(g) and otherwise comply with

applicable Treasury Regulation requirements. The Company will promptly notify the Purchasers of any assertion by the Internal Revenue Service that the Company or any of its subsidiaries is or is likely to become a PFIC. In addition, the Company will cooperate in good faith with the Purchasers and their tax advisors to take any and all commercially reasonable actions requested by the Purchasers to mitigate the impact on the Purchasers of becoming or being a PFIC.

(c) Withholding Taxes. The parties will cooperate to the fullest extent permitted under applicable law to minimize or eliminate any transfer taxes or withholding taxes that may arise in connection with the acquisition, ownership or disposition of the Securities. The parties acknowledge and agree that the acquisition, ownership and disposition of the Securities are not subject to withholding taxes under applicable law, except in the case of cash dividends actually paid with respect to the shares.

5.11. Exclusivity. During the period from the date of this Agreement and continuing until the earlier of termination of this Agreement and the Closing Date, the Company agrees not to, directly or indirectly, and not to authorize or permit any of its subsidiaries or any of its or their respective officers, directors, managing directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) to (a) solicit, encourage (whether by the provision of information or otherwise) or engage in discussions with other parties regarding the sale of Ordinary Shares or other equity shares that represents more than 5% of the Company's fully diluted outstanding equity, individually or in the aggregate, or merger, association, acquisition or other similar transaction concerning the Company or its subsidiaries or their businesses (other than pursuant to the Merger Agreement) unless and until termination of this Agreement has taken place in terms of Section 8 hereof, or (b) enter into a transaction with any person, other than the Purchasers, concerning the possible acquisition by such person of Ordinary Shares or other capital stock that represents more than 5% of the Company's fully diluted outstanding equity or any material portion of the assets of the Company and its subsidiaries (in each case whether by way of merger, purchase of equity shares, or otherwise).

5.12. Availability of Equitable Relief. Each of the parties hereto acknowledges and agrees that monetary damages may not provide a sufficient remedy for any breach of Section 5.11, and that in addition to all other remedies which any party hereto may have, each party will be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach to the extent available under applicable law.

5.13. Directors' and Officers' Indemnification. From and after the Closing Date, the Company shall fulfill and honor in all respects the obligations of the Company pursuant to any indemnification provisions of the Company's directors and officers under the Articles of Association and any indemnification agreements with any such director or officer, each as in effect on the date hereof. The Company will take such actions necessary to cause each director designated by any Purchaser to be treated at least as favorably as the most favorably situated director of the Company under any and all of the Company's insurance policies. At the Closing, the Company will enter into an indemnification agreement in substantially the form attached hereto as Exhibit H with each member of the Supervisory Board appointed in connection with the consummation of the transactions contemplated hereby.

5.14. Continuing Covenants. From the Closing Date and thereafter, without first obtaining the approval of the Supervisory Board, neither the Company nor TANA shall, and shall not cause or permit any subsidiary to, do any of the following:

(a) enter into, amend or terminate any agreement or arrangement, which involve payments individually or in the aggregate in excess of $50,000, with an Affiliate or any executive officer of the Company or any executive officer of any Significant Subsidiary (as defined below), including stock option agreements with or similar equity awards to such executive officers;

(b) acquire or dispose of a business or of assets (including interests in subsidiaries of the Company) that comprise more than 10% of the Company's or any Significant Subsidiary's consolidated assets or are otherwise Material to the Company (as defined below) or any Significant Subsidiary, in one transaction or one or more related transactions;

(c) grant a security interest in assets (including interests in subsidiaries of the Company) that comprise more than 10% of the Company's total assets or are otherwise Material to the Company;

(d) enter into, terminate and amend a joint venture or a partnership with any third party which is Material to the Company;

(e) deposit a proposal for a legal merger or a legal de-facto merger at the office of the trade register, other than mergers of wholly owned subsidiaries with or into the Company or another wholly owned subsidiary;

(f) establish or materially increase the benefits under any stock option plan or other employee benefit plan for the benefit of more than 10% of the total number of employees or any Key Employee, other than as required by applicable law or regulation;

(g) issue, acquire or cancel shares of capital stock in or debentures of the Company or any subsidiary thereof, except for issuances of awards and shares consistent with stock option plans or other employee benefit plans previously approved by the Supervisory Board and except for such issuances by a wholly owned subsidiary to the Company or another wholly owned subsidiary thereof;

(h) initiate or settle litigation - either as plaintiff or as defendant - either before an ordinary court or in arbitration or in order to obtain a "binding advice," except for (i) the initiation of legal actions that cannot be postponed or the purpose of which is solely to reserve rights, (ii) measures taken to collect money claims on account of goods delivered or services rendered by the Company or any subsidiary thereof or (iii) litigation where, individually or in the aggregate, the amount in controversy is less than one million euro (€1,000,000) and that, individually or in the aggregate, is not otherwise Material to the Company;

(i) grant an employee a fixed annual salary in excess of an amount of two hundred thousand euro (€200,000) or dismiss an employee who receives a fixed annual salary in excess of such amount;

(j) undertake the obligations of third parties (other than the Company or wholly owned subsidiaries thereof), either by way of surety or in any other way in excess of an amount of two hundred thousand euro (€200,000);

(k) acquire, encumber or dispose of any Intellectual Property that is Material to the Company, specifically including intellectual property rights and copyrights and specifically including the granting and acquisition of licenses and sublicenses other than any non-exclusive licenses or similar transactions in the ordinary course of business; provided, however, customer agreements in the ordinary course of business will not require the prior approval of the Supervisory Board;

(l) enter into any agreement related to or otherwise cooperate in the issue of depositary receipts for shares of the Company or any subsidiary thereof;

(m)apply for the inclusion in or removal of the shares or depositary receipts for shares in or debentures issued by the Company or any subsidiary thereof from the official listing of any stock exchange or market;

(n) amend the Articles of Association of the Company or any Significant Subsidiary;

(o) issue any equity security of any subsidiary, except where such issue is to the Company or another wholly owned subsidiary of the Company;

(p) dissolve the Company or any Significant Subsidiary, except where the assets of such subsidiary are transferred to another wholly owned subsidiary of the Company;

(q) apply for a moratorium;

(r) terminate the employment of a substantial number of employees at the same time or within a short period or significantly change the employment conditions of more than 5% of the Company's current employees;

(s) propose to reduce the issued share capital of the Company;

(t) expand the affairs of the Company with a new line of business;

(u) file for protection from creditors under applicable bankruptcy or similar laws;

(v) perform any legal acts in addition to those referred to in this paragraph, other than in the ordinary course of business, if the interest or value of such acts exceeds an amount of 15 million euro (€15,000,000) in any one-year period or such higher amount as notified to the Managing Board by the Supervisory Board; or

(w)enter into any agreement or otherwise become obligated to do any of foregoing.

"Significant Subsidiary" means any "significant subsidiary," as such term is defined in Section 1-02(w) of Regulation S-X promulgated by the SEC, and any other subsidiary that owns or possesses any property or assets, or has any obligations or liabilities, or possesses any rights (by contract, franchise, permit or otherwise) or engages in any operations that are, individually or in the aggregate, Material to the Company, and "Material to the Company" means material to the Company and its subsidiaries, taken as a whole.

The Supervisory Board may, at any time by resolution, agree that the covenants set forth in this Section 5.14, in whole or in part, shall thereafter not apply; provided, however, to be effective, any such resolution must receive the approval of at least all but one of the authorized members of the Supervisory Board.

The Company agrees, within 90 days of the Closing Date, to amend the certificate or articles of incorporation of all U.S. domiciled Significant Subsidiaries to include a restriction on taking any or the actions identified in this Section 5.14 without the prior consent of the Supervisory Board of the Company; provided, however, that the Supervisory Board may, at any time by resolution, agree that such covenants, in whole or in part, may not apply to such U.S. domiciled Significant Subsidiary; provided, further, to be effective, any such resolution must receive the approval of at least all but one of the authorized members of the Supervisory Board.

5.15. Allocation of Purchase Price to Warrant. After the Closing Date, neither the Company nor any Purchaser may assign any portion of the purchase price paid for the Preferred A Shares issued pursuant to this Agreement to the corresponding Warrant unless the Company and the Majority Purchasers agree to assign the same relative portion of the purchase price paid for the Preferred A Shares to each Warrant.

5.16. Payment of Dutch Capital Taxes. The Company agrees to pay when due all Dutch or other capital taxes related to the consummation of the transactions contemplated hereby.

5.17. Tax-Related Costs. If requested by the Majority Purchasers, the Company shall pay all costs of the Purchasers, not to exceed $35,000 (including related reasonable legal fees and expenses), of obtaining an opinion of a banker satisfactory to the Majority Purchasers to the effect that the Purchasers (other than IAM) do not own more than 48% of the value of all stock of the Company.

5.18. Actions by Subsidiaries. Without the consent of the Majority Purchasers, after the Closing, the Company shall not permit any of its subsidiaries (i) to sell or transfer assets if such transfer, when aggregated with all related transfers by the Company and its subsidiaries, would constitute a transfer of all or substantially all of the assets of the Company and its subsidiaries, taken as whole or (ii) to issue any debt (or similar obligation for borrowed money) instrument or amend any existing debt instrument if, following such issuance or amendment, the aggregate amount that the Company and its subsidiaries owe (pursuant to all such instruments) exceeds twenty-five million United States dollars ($25,000,000), excluding capital lease lines and ordinary course of business debt.

5.19. Confidentiality. In connection with this Agreement and the transactions contemplated thereby (the "Financing"), each of the Purchasers and Company have and will deliver to the other parties hereto, certain information about its properties, employees, finances, businesses and operations (such party, including its subsidiaries, when disclosing such information being the "Disclosing Party" and when receiving such information being the "Receiving Party"). All information (i) about the Disclosing Party or (ii) about any third party (which information was provided to the Disclosing Party subject to an applicable confidentiality obligation to such third party), furnished by the Disclosing Party or its Representatives (as defined below) to the Receiving Party or its Representatives, whether furnished before or after the date hereof, and regardless of the manner in which it is furnished, is referred to in this Section 5.19 as "Proprietary Information." Proprietary Information shall not include, however, information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiving Party or its Representatives in violation of this Section 5.19; (ii) was available to the Receiving Party on a nonconfidential basis prior to its disclosure by the Disclosing Party or its Representatives; (iii) becomes available to the Receiving Party on a nonconfidential basis from a person other than the Disclosing Party or its Representatives who is not otherwise known to the Receiving Party to be bound by a confidentiality agreement with the Disclosing Party or any or its Representatives, or is otherwise not known to the Receiving Party to be under an obligation to the Disclosing Party or any of its Representatives not to transmit the information to the Receiving Party; or (iv) was independently developed by the Receiving Party without reference to or use of the Proprietary Information. For purposes of this Section 5.19, (i) "Representative" shall mean, as to any person, its directors, officers, employees, agents and advisors (including, without limitation, financial advisors, attorneys and accountants); and (ii) "person" shall be broadly interpreted to include, without limitation, any corporation, company, partnership, other entity or individual.

Subject to the immediately succeeding paragraph, unless otherwise agreed to in writing by the Disclosing Party, the Receiving Party (i) except as required by law, shall keep all Proprietary Information confidential, shall not disclose or reveal any Proprietary Information to any person other than its Representatives who are actively and directly participating in its evaluation of the Financing or who otherwise need to know the Proprietary Information for the purpose of the Financing and shall cause those persons to observe the terms of this Section 5.19; and (ii) shall not use Proprietary Information for any purpose other than in connection with its evaluation of the Financing or the consummation of the Financing in a manner that the Disclosing Party has approved.

In the event that the Receiving Party or any of its Representatives are requested pursuant to, or required by, applicable law or regulation (including, without limitation, any rule, regulation or policy statement of any national securities exchange, market or automated quotation system on which any of the Receiving Party's securities are listed or quoted) or by legal process to disclose any Proprietary Information or any other information concerning the Disclosing Party or the Financing, the Receiving Party shall provide the Disclosing Party with prompt notice of such request or requirement in order to enable the Disclosing Party (i) to seek an appropriate protective order or other remedy, (ii) to consult with the Receiving Party with respect to the Disclosing Party's taking steps to resist or narrow the scope of such request or legal process or (iii) to waive compliance, in whole or in part, with the terms of this Section 5.19. In the event that such protective order or other remedy is not obtained, or the Disclosing Party waives

compliance, in whole or in part, with the terms of this Section 5.19, the Receiving Party or its Representative shall use commercially reasonable efforts to disclose only that portion of the Proprietary Information which is legally required to be disclosed and to ensure that all Proprietary Information that is so disclosed will be accorded confidential treatment. In the event that the Receiving Party or its Representatives shall have complied fully with the provisions of this paragraph, such disclosure may be made by the Receiving Party or its Representatives without any liability hereunder.

This Section 5.19 supersedes and replaces any confidentiality agreement between the Company and any Purchaser (or Affiliate thereof) and shall survive termination of this Agreement pursuant to Section 8 hereof.

5.20. D&O Insurance. The Company shall use its best efforts obtain director and officer insurance in an amount and on terms and conditions reasonably satisfactory to the Majority Purchasers prior to Closing, provided that obtaining insurance which is customary, as compared to European public companies generally, shall be deemed reasonably satisfactory.

6. Conditions Precedent.

6.1.Conditions to the Obligation of the Purchasers to Consummate the Closing. The several obligations of each Purchaser to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Shares being purchased by it at such Closing pursuant to this Agreement, are subject to the satisfaction of the following conditions precedent:

(a) The conditions listed in Section 2.3(b) all have been satisfied.

(b) The representations and warranties of the Company set forth in Section 3 shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for the representations and warranties made by the Company herein that speak as of a specific date, in which case, such representations and warranties need be true and correct only as of such specific date, and except to the extent that any of such representations and warranties is already qualified, in which case, such representations and warranties shall be true and correct without further qualification).

(c) The Company shall have performed, satisfied and complied with in all material respects the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date.

(d) Each Purchaser shall have received a certificate, dated the Closing Date, signed by each of the President and the Chief Financial Officer of the Company, certifying on behalf of the Company that the conditions specified in the foregoing Sections 6.1(a), (b), (c), (f), (o) and (r) have been fulfilled.

(e) The purchase of and payment for the Shares by each Purchaser shall not be prohibited or enjoined by any law or governmental or court order or regulation.

(f) There shall not have been any Material Adverse Change.

(g) All corporate and other proceedings to be taken by the Company in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchasers and the Purchasers shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

(h) All consents and waivers identified on Schedule 6.1(h) of the Disclosure Letter shall have been obtained.

(i) The Company shall have entered into the Merger Agreement (which Merger Agreement shall not be amended without the prior written consent of the Majority Purchasers) pursuant to which the Company will consummate the Acquisition, all conditions to closing of the Acquisition shall have been satisfied or waived by the Company (with the prior written consent of Oak) and GDT, as applicable, and such Acquisition shall be scheduled to close immediately following the consummation of the transactions contemplated hereby.

(j) The Company shall have entered into an indemnification agreement with each member of the Supervisory Board to be designated pursuant to the Shareholders Agreement, to be effective upon the Closing, in substantially the form attached hereto as Exhibit H.

(k) The Company shall have executed and delivered a management rights letter in substantially the form attached hereto as Exhibit I to TeleSoft Partners II QP, L.P., Meritech Capital Partners II, L.P.

(l) The Purchasers shall have received an opinion from each of Stibbe and Choate, Hall & Stewart, each in a form reasonably acceptable to Oak.

(m)The Company and each of the other respective parties thereto shall have executed and delivered the Registration Rights Agreement and the Shareholders Agreement.

(n) The Company shall have executed and delivered to each of Oak and NEA a management rights letter, each in substantially the form attached hereto as Exhibit J, and shall have executed and delivered to NEA the certificate as to disqualified persons in the form attached hereto as Exhibit K.

(o) There shall not have been any Material Adverse Change with respect to GDT, substituting GDT for the Company in Section 1.27.

(p) The Supervisory Board of the Company shall have been recomposed in accordance with this Agreement and the Shareholders Agreement.

(q) The Company shall have caused the rules and regulations of the Supervisory Board to be amended to reflect the covenants set forth in this Section 5.15.

(r) The Company shall have obtained waivers from Alain de Taeye with respect to any rights to any benefits under his employment agreement which may be triggered by the transactions contemplated by this Agreement in the form reasonably acceptable to Oak.

6.2. Conditions to the Obligation of the Company to Consummate the Closing. The obligation of the Company to consummate the transactions to be consummated at the Closing, and to issue and sell to the Purchasers the Shares to be purchased by them at the Closing pursuant to this Agreement, is subject to the satisfaction of the following conditions precedent:

(a) The representations and warranties contained herein of the Purchasers shall be true and correct on and as of the Closing Date, with the same force and effect as though made on and as of Closing Date (it being understood and agreed by the Company that, in the case of any representation and warranty of the Purchasers contained herein which is not hereinabove qualified by application thereto of a materiality standard, such representation and warranty need be true and correct only in all material respects).

(b) The Purchasers shall have performed in all material respects all obligations and conditions herein required to be performed or observed by them on or prior to the Closing Date.

(c) The issue of the Shares and the Warrants by the Company shall not be prohibited or enjoined by any law or governmental or court order or regulation.

7. German Listing .

7.1. German Listing. The Company will use its commercially reasonable efforts prior to the date which is three months from the Closing Date to get the FSE to agree, subject to the conversion of the Preferred A Shares issuable pursuant to this Agreement or upon the exercise of Warrants into Ordinary Shares, to list such additional Ordinary Shares on the FSE. If and to the extent required in view thereof, the Company shall prepare a prospectus or such other documents as may be required by FSE or are required by applicable law.

If and to the extent that the FSE is not prepared to so conditionally authorize such listing, the Holders may request in writing, at any time after the date which is 30 days before the Initial Lock-up Expiration Date, that the Company apply for a listing with FSE of the Conversion Shares upon or immediately before actual issuance of such Conversion Shares. If the Company receives written notice from one or more Purchasers specifying the number of Ordinary Shares issued or to be issued upon conversion of Preferred A Shares with respect to which one or more of the Purchasers wish the Company to apply for listing, promptly upon receiving such a request (and in any event within 20 business days, or if a prospectus is required, within such reasonable period as may be required to prepare a prospectus), the Company shall file an application for listing and, if so required by law, a listing prospectus with FSE for such number of Conversion Shares as is specified in the Purchasers' written notice. Each such filing and prospectus need only relate to the listing of the Conversion Shares which have been issued or the issuance of which is imminent following receipt by the Company of a valid request for conversion from the Purchaser, and that are being or have been released from the restrictions described in Section 5.8. The Company will use its best efforts to respond promptly to FSE comments and to secure the

approval of the prospectus as promptly as practicable after its filing with the FSE and to cause the listing to become effective within the statutory periods applying from time to time.

8. Termination.

8.1. Conditions of Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated at any time before the Closing (a) by mutual consent of the Company and the Majority Purchasers, (b) by either the Company or the Majority Purchasers if the Closing shall not have occurred on or prior to December 31, 2004; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date if such action or failure to act constitutes a material breach of this Agreement, (c) the Majority Purchasers, (i) if a Material Adverse Change shall occur, (ii) upon a breach of any representation or warranty of the Company set forth in Section 3 or a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or (iii) if any representation or warranty of the Company in Section 3 shall have become untrue, in either case such that the conditions set forth in Sections 6.1(b), 6.1(c), 6.1(f) or 6.1(o) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by the Company or inaccuracy in the Company's representations and warranties is curable by the Company, then the Majority Purchasers may not terminate this Agreement under this Section 8.1(c) for fifteen (15) days after delivery of written notice from the Majority Purchasers to the Company of such breach; provided further the Company continues to exercise best efforts to cure such breach (it being understood that the Majority Purchasers may not terminate this Agreement pursuant to this Section 8.1(c) if such breach by the Company is cured during such fifteen (15) day period) or (d) by the Majority Purchasers if the approvals referenced in Section 5.5 of this Agreement are not obtained.

8.2. Effect of Termination. In the event of termination pursuant to Section 8.1 hereof, this Agreement shall become null and void and have no effect, and, in the case of a termination that complies with Section 8.1(a) or 8.1(b), there will be no liability on the part of the Company or the Purchasers, or their directors, officers, agents or shareholders, with respect to this Agreement, except for liability for any breach of this Agreement. The provisions of Section 5.19 (confidentiality) shall survive any termination of this Agreement.

9. Miscellaneous Provisions.

9.1. Public Statements or Releases. Neither the Company nor any Purchaser shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior approval of the other parties, which shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, nothing in this Section 9.1 shall prevent any party from making any public announcement that is materially consistent with prior public disclosure or that it reasonably considers necessary in order to satisfy its obligations under the law or the rules of any applicable national securities exchange, provided such party, to the extent practicable in connection with an announcement that is not materially consistent with prior public disclosure, provides the other parties with an opportunity to review and comment on any proposed public announcement before it is made.

9.2. Rights Cumulative; Survival of Representations and Warranties. The representations and warranties of the Company set forth herein shall survive the Closing until the date that is 90 days after the publication of audit report related to the Company's 2004 fiscal year. Each and all of the various rights, powers and remedies of the parties shall be considered to be cumulative with and in addition to any other rights, powers and remedies which such parties may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy shall neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such party.

9.3. Pronouns. All pronouns or any variation thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

9.4. Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile, sent by internationally recognized overnight courier marked for overnight delivery, or otherwise delivered by hand or by messenger addressed:

(a) if to the Purchasers, to the address or facsimile number as shown below, or at such other address as Oak shall have furnished to the Company:

Oak Investment Partners X, Limited Partnership
525 University Avenue
Suite 1300
Palo Alto, CA 94301
Attn: Virginia Eddington
Facsimile: (650) 328-6345

with a copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation
8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, Texas 8989759-8497
Attn: Benjamin D. Nelson
Facsimile: (512) 338-5499

with a copy to:

New Enterprise Associates
1119 Saint Paul Street
Baltimore, MD 21202
Attn: Louis Citron
Facsimile:

with a copy to:

Kirkland & Ellis LLP
655 15th Street, N.W.
Suite 1200
Washington, D.C. 20005-5793
Attn: Mark D. Director
Phone: (202) 879-5151
Facsimile: (202) 879-5200

(b) if to the Company, to the address or facsimile number as shown below, or at such other address as the Company shall have furnished to Oak:

Tele Atlas N.V.
P.O Box 420
Reitscheweg 7F
520A1AK 's-Hertogenbosch
Attn: Mr. W. Muller, Chief Financial Officer
Fax: +31 73 6402122

with a copy to

Stibbe N.V.
P.O. Box 75640
1070 AP Amsterdam
The Netherlands
Attn: M. W. Josephus Jitta
Fax: 00 31 20 546 0712

with a copy to

Choate, Hall & Stewart
53 State Street
Boston, MA 02109-2804
Attn: David J. Brown
Facsimile: (617) 248-4000

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, or, if sent by mail, at the earlier of its receipt or seven days after the same has been deposited in a regularly maintained receptacle for the deposit of the mail of the United States or The Netherlands, addressed and mailed as aforesaid or, if sent by facsimile, upon confirmation of facsimile transfer, or if sent by internationally recognized overnight courier service marked for overnight

delivery, two days after deposited with such internationally recognized overnight courier service marked for overnight delivery.

9.5. Captions. The captions and paragraph headings of this Agreement are solely for the convenience of reference and shall not affect its interpretation.

9.6. Severability. Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

9.7. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the state of New York except where matters that are governed by Dutch law are concerned and Dutch law is mandatory or except where matters that are governed by German securities law are concerned and German law is mandatory. All disputes arising under this Agreement shall be exclusively settled by the competent court at New York, New York.

9.8. Amendment. This Agreement may not be waived, modified or amended except pursuant to an instrument in writing signed by the Company and the Majority Purchasers; provided that such amendment will require IAM's consent if it adversely affects IAM in a manner different from its effect on the other Purchasers.

9.9. Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

9.10. Expenses. Each party shall bear its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, except that at and upon the Closing, the Company shall pay the aggregate reasonable legal fees and expenses of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to Oak, Meritech Capital Partners and TeleSoft Partners II QP, L.P. (and certain affiliated funds thereof), one U.S. Counsel to New Enterprise Associates XI, L.P. (and certain affiliated funds thereof) and appropriate foreign counsel to the Purchasers, not expected to exceed $325,000 in the aggregate under this Section 9.10. The Company shall also pay at and upon the Closing, all documented expenses associated with any HSR filing or other competition filing, if any such filing is or becomes required in connection with the consummation of the transactions contemplated by this Agreement.

9.11. Assignment. The rights and obligations of the parties hereto shall inure to the benefit of and shall be binding upon the authorized successors and permitted assigns of each party. None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written

consent of the other parties; provided, however, any Purchaser may assign its rights under Section 7 hereof to any partner, retired partner, member, retired member or fund which is an Affiliate thereof; provided, further, any Purchaser, before or after the Closing, may assign its right to purchase Preferred A Shares and Warrants hereunder (and all related rights and obligations hereunder) to one or more Affiliates if, after consulting with tax counsel and the Company, such Purchaser believes such assignment is appropriate (provided still further that the assignor of such right shall remain obligated hereunder and the assignee of such right shall agree in writing to be bound by the terms and conditions hereof to the same extent as the assignor). In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of the Agreement by executing and agreeing to an assumption agreement reasonably acceptable to the Company.

9.12. Counterparts. This Agreement and the other agreements and documents referenced herein may be signed in one or more counterparts or facsimile counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument

9.13. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto respecting the subject matter hereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal as of the day and year first above written.

TELE ATLAS N.V.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

PURCHASERS:

By: ______________________________

The Board of Trustees of the Leland Stanford Junior University (SEVF2)

By: ________________________

Name: Tyler Edelstein

Title: Managing Director – Separate Investments

Print Address:
Stanford Management Company
2770 Sand Hill Road
Menlo Park, CA 94025
Attn: Saloni Kapadia/Martina Poquet/Victoria Von Schell
Facsimile Number: 650-854-9267

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Tele Atlas N.V. to acquire GDT Inc.

s'-Hertogenbosch/Menlo Park, April 27, 2004

Tele Atlas N.V. ("Tele Atlas" or the "Company") is pleased to announce that its wholly-owned subsidiary Tele Atlas North America ("TANA") has entered into an agreement to acquire Geographic Data Technology Inc. ("GDT") in a cash transaction for $100 million or approximately €83 million. Both the Supervisory Board of Tele Atlas and the Board of Directors of GDT have approved the transaction. The transaction is subject to US anti-trust clearance.

GDT Transaction

GDT, a private company based in Lebanon , New Hampshire , USA , is a digital map company that is focused on the North American market. Based on their unaudited financial statements for the fiscal year ended March 31, 2004 , GDT generated revenues of approximately $43.5 million and earnings before interest, taxes, depreciation, amortization and capitalization of software and database development costs (EBITDA) of $6.5 million. This compares with $38.5 million in revenues and a $2.7 million EBITDA-loss for the prior year ended March 31, 2003 . Over the last 20 years, GDT has developed a strong position in the North American digital mapping industry.

Both TANA and GDT have full coverage databases of North America with exceptional accuracy and rich attributes. The combination will result in an even more accurate and feature rich digital map for North American navigation, location based and geographic information services markets. Customers will benefit from TANA's comprehensive turn-by-turn map for navigation and GDT's core competence in the geographic information services, routing, logistics and internet sectors. Alain De Taeye , CEO of Tele Atlas, stated that "the acquisition of GDT means that we will combine Tele Atlas' global platform, strength in Europe and North American database with GDT's excellent customer base, mapping expertise and coverage of the US . This transaction further strengthens Tele Atlas' US position, especially in the geographics segment. Customers will be served by a global entity with the reach and financial resources to continue our investments in innovative products and features."

Expected cost savings

The company expects to realize significant cost savings with the combination of its operations in North America with GDT. By rationalizing our database organization and marketing and general and administrative expenses, annual savings are expected to

be realized of approximately $24 million (€20 million). The Company expects to fully realize the benefit from these cost savings by the beginning of 2006.

Tele Atlas management will hold a conference call for the investment community to discuss the GDT acquisition and anticipated cost savings. During this call the Oak-NEA Investment proposal as well as the financial figures of Tele Atlas for 2003 on which other press releases are concurrently issued will be discussed.

Conference Call: Invitations will be sent out by e-mail

Date: Tuesday April 27th

Time: 14.00h CET

Replay: Available 1 hour after the call. Tele Atlas management held a conference call for the investment community to discuss the financial figures of Tele Atlas for 2003. During this call the acquisition of GDT, anticipated synergies as well as financing proposal have been discussed. To listen to the replay of the call: Dial +31 70 315 43 00 Access code replay: 215 077

This press release contains forward-looking statements that involve risks and uncertainties. The forward-looking statements contained herein represent the judgement of Tele Atlas as of the date of this release. These forward looking statements are no guarantees for future performance, and the forward-looking events discussed in this press release may not occur. Tele Atlas disclaims any intent or obligation to update any of these forward-looking statements. This press release is also available in Dutch, German and French. In the event of textual inconsistencies between the different versions and the English version the latter shall prevail.

At an assumed EUR/USD rate of 1.20

The GDT results are prepared on the basis of US accounting standards which differ in some respects from the International Financial Reporting Standards used by Tele Atlas.

About Tele Atlas

Tele Atlas is a worldwide leading provider of state-of-the-art geographic databases. It has the largest portfolio of highly detailed and positionally accurate digital maps of both Europe and North America , covering around 426 million inhabitants in 21 European countries and 313 million inhabitants in North America . The company's digital maps offer worldwide solutions for companies in the Geo Spatial, Navigation and Location-Based Services industries. With approximately 1850 staff, the company is actively increasing coverage on a global scale and is continuously updating, refining and adding detail to its map databases. Since May 2000, Tele Atlas (TA6) has been listed on the Frankfurt Stock Exchange, as of March 2003 in the Prime Standard segment. Visit **www.teleatlas.com** for more information on Tele Atlas, and **www.navshop.com** for its navigation products.

About GDT

Geographic Data Technology, Inc. is a premier developer of map databases that help businesses and consumers manage, understand, and analyze geographic relationships. With more than 20 years experience in data management and compilation, GDT's proven and tested processes allow for the detection and management of ongoing change so that customers are assured of complete, current, and correct geographic information. With consistent coverage throughout the United States and Canada , GDT data includes large city centers, rural areas, and fast-growing suburbs. An efficient compilation process coupled with change management systems and tools create cost-effective, flexible data solutions for a variety of markets and applications. For more information, visit the GDT web site at **www.geographic.com**

For more information contact:

Jasper Vredegoor

investor.relations@teleatlas.com

Fax. +31 73 640 21 22
Tel. +31 73 640 21 70
Investor Relations

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Tele Atlas N.V. RECEIVES $210 million financing proposal.

s'- Hertogenbosch/Menlo Park, April 27, 2004

Tele Atlas N.V. ("Tele Atlas" or the "Company") has received a $210 million (approximately €175 million) irrevocable financing proposal from a consortium led by Oak Investment Partners ("Oak") and New Enterprise Associates ("NEA") which will expire on Wednesday at midnight (Amsterdam time), April 28 th, 2004.

The consortium, which also includes TeleSoft Partners, Meritech Capital and IAM, has proposed a $210 million investment in Tele Atlas in order to: finance the $100 million acquisition of Geographic Data Technology, a digital map company focused on the North American market fund the expenditure made to realize cost savings refinance existing shareholder loans of approximately $30 million at Tele Atlas and release of corporate guarantees by shareholders, and fund future investment and working capital needs.

The Oak-NEA consortium proposal entails the following key terms: $210 million (approximately €175 million) financing in the form of preferred stock convertible into Tele Atlas common stock on a one-to-one basis at €5.00 per share with customary anti-dilution provision.

The proposed convertible preferred stock has no redemption date and will pay the same dividend as is payable on the common shares; the convertible preferred stock is senior in liquidation preference for €5.00 per share to the Tele Atlas common stock.

The Oak-NEA proposal also provides for the issuance of warrants on approximately 7.1 million convertible preferred shares with an exercise price of €5.00 per share. These warrants will have a five year term.

The Tele Atlas Supervisory Board will meet to consider the Oak-NEA investment proposal on the evening April 28, 2004 . In order to assist the Supervisory Board in its deliberations, the Board of Tele Atlas has received a fairness opinion from Fortis Bank with regard to the financial terms of the Oak-NEA investment proposal.

Tele Atlas management will hold a conference call for the investment community to discuss the Oak-NEA Investment proposal. During this call the acquisition of GDT and anticipated cost savings, as well as the financial figures of Tele Atlas for 2003, on which other press releases are concurrently issued will be discussed.

Conference Call: Invitations will be sent out by e-mail

Date: Tuesday April 27th

Time: 14.00h CET

Replay: Available 1 hour after the call. Tele Atlas management held a conference call for the investment community to discuss the financial figures of Tele Atlas for 2003. During this call the acquisition of GDT, anticipated synergies as well as financing proposal have been discussed. To listen to the replay of the call: Dial +31 70 315 43 00 Access code replay: 215 077

This press release contains forward-looking statements that involve risks and uncertainties. The forward-looking statements contained herein represent the judgement of Tele Atlas as of the date of this release. These forward looking statements are no guarantees for future performance, and the forward-looking events discussed in this press release may not occur. Tele Atlas disclaims any intent or obligation to update any of these forward-looking statements. This press release is also available in Dutch, German and French. In the event of textual inconsistencies between the different versions and the English version the latter shall prevail.

About Meritech Capital

Meritech Capital is a late-stage venture capital fund capitalized at $1.8 billion. Meritech was co-founded and sponsored by five leading venture firms: Accel Partners, Brentwood Venture Capital, Oak Investment Partners, Redpoint Ventures and Worldview Technology Partners.

Meritech focuses on several technology sectors : including software and security, enterprise infrastructure, wireline and wireless communications equipment and services as well as other Internet enabling technologies and software.

Meritech seeks to lead investments in later stage information technology companies from its sponsor funds and other leading venture capital portfolios. Meritech invests in traditional growth companies as well as co-investments in corporate buy-outs and spin-offs of information technology companies. Investments are typically in companies with proven technology, market-tested business models and seasoned management teams.

About Oak

Oak Investment Partners is a multi-stage Venture Capital firm with a total of $4.2 billion in committed capital. Investments are primarily focused on growth opportunities in enterprise application and infrastructure software, telecommunications equipment and services, data storage, financial services technology, outsourced services, healthcare services and retail. Over a 25-year history, Oak has achieved a strong track record as a stage-independent investor funding more than 350 companies at various points in their lifecycle. Oak has been involved in the formation of companies, provided growth equity to mid- and late-stage businesses, as well as spinouts of operating divisions and technology assets. A representative list of Oak portfolio companies includes Aquantive, Compaq, Inktomi, InterNAP, Parametric, Pivotal, Polycom, Primus, Seagate, Sybase, Synopsys, Tensilica, Wellfleet, and Wireless Facilities.

About NEA

New Enterprise Associates (NEA) is a leading venture capital firm focused on helping entrepreneurs create and build major new enterprises that use technology to improve the way we live, work and play. Since its founding in 1978, the firm has followed the same basic principles: support their entrepreneurs, provide an excellent return to their limited partners and practice their profession with high standards and respect. Practicing classic venture capital for 25 years, NEA focuses on early stage investments, playing an active role in assisting management to build companies of lasting value. With $6 billion under management, NEA's experienced management team has invested in over 500 companies, of which more than 140 have gone public and more than 150 have been acquired. NEA has offices in Menlo Park , California , Reston , Virginia and Baltimore , Maryland . For additional information, visit

www.nea.com

About TeleSoft Partners

TeleSoft Partners is a venture capital firm focused on next generation communications and information technology companies. Based in Silicon Valley , TeleSoft manages capital commitments of $625+ million. TeleSoft and its principals have funded and helped build 53 portfolio companies resulting in 14 acquisitions and 7 IPOs to date. Example portfolio companies include Bombay Cellular (acquired by Hutchison), Catamaran (acquired by Infineon), Cerent (acquired by Cisco), Internet Photonics (acquired by Ciena), iWitness (acquired by Zantaz), Kymata (acquired by Alcatel), Lara (acquired by Cypress), Promatory (acquired by Nortel), VxTel (acquired by Intel), as well as the following companies which have had initial public offerings: Omnipoint, OSI, Provide Commerce, and SigmaTel. TeleSoft's Corporate Partners include T-Venture (the venture capital arm of Deutsche Telekom), Bechtel, Comverse, and Vodafone/Mannesmann. For more information, visit **http://www.telesoftvc.com**.

For more information contact:

Jasper Vredegoor
investor.relations@teleatlas.com
Fax. +31 73 640 21 22
Tel. +31 73 640 21 70
Investor Relations

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TELE ATLAS REPORTS ANNUAL RESULTS 2003

's-Hertogenbosch, April 27, 2004

- 10% revenue growth in 2003
- Positive operating result in Europe
- Acquisition of GDT results in a superior digital map for North America.

Tele Atlas, one of the world's leading developers and producers of detailed geographical databases, realized revenues of €86.5 million for 2003, an increase of 10% on 2002.

In Europe , revenue increased by 17% to €78.4 million. This growth was driven by increased sales in the in-car navigation segment, as well as in the personal navigation segment. North American revenue decreased from €11.3 million to €8.0 million mainly due to the phasing out of services to convert and engineer geographic data and navigation patents for the Japanese market.

EBITDA of the Group amounted to €16.5 million (including extraordinary charges of €4.2 million) compared to previous year of €17.0 million.

Operating Result (EBIT) declined from €-19.0 million in 2002 to €-23.7 million in 2003. An increase in revenues of €8.2 million was offset by higher depreciation of €4.1 million, one-off charges of €4.2 million and less capitalization of internally generated databases of €4.6 million. After the impairment charge as discussed below EBIT amounted to €-85.7 million compared with €-19.0 million in 2002.

The Net result without impairment charge amounted to €-25.3 million compared to a loss of €18.6 million for 2002.

An impairment charge of €62.0 million was taken on the database of the North

American operations in connection with the acquisition of GDT. Due to this the Net result amounted to €-87.3 million (2002: €-18.6 million).

Net cash from operating activities (before cash outflow relating to expenditures on databases and tools) increased from €9.3 million in 2002 to €20.9 million in 2003. Due to improved working capital management the company realized a reduction of

working capital of €5.2 million in 2003 compared with an increase of €9.0 million in 2002, resulting in an improvement of cash flow of €14.2 million. We invested €62 million in our digital map database and furthermore €3.5 million in fixed assets leading to a Net cash outflow from operating and investing activities of €-44.5 million (2002: €-61.3 million).

Performance

In 2003, Tele Atlas concentrated on strengthening its presence on the various in-car navigation platforms, and expanding its contract base with suppliers of location based services.

In Europe , the in-car navigation market was - and still is - the sales driver for digital map databases. The large and growing installed base of in-car navigation systems is creating an aftermarket with a constant demand for the software updates and specialty CD-ROMs released by Tele Atlas and its partners.

Revenues in the in-car navigation market, accounting for approximately 70% of total European revenues, increased in line with expectations. In the last quarter of 2003, the first revenues were realized on the Becker platform. As the installed base of navigation systems expands, the aftermarket in navigation products is growing in importance. Revenues on database products in other segments were boosted by growth in revenues in the personal navigation segment on PDA's.

Growth in Europe was particularly strong in the second half of the year.

The operating result (EBIT) improved from €4.5 million in 2002 to €8.0 million in 2003, before including one-off charges, mainly for severance payments, of €4.2 million. In 2003 our European operations generated a positive net cash flow for the first time.

In North America, the in-car navigation market lags several years behind Europe and demand is driven by location based services, traffic information and vehicle safety systems (telematics).

Revenues in North America decreased by 29% from €11.3 million in 2002 to €8.0 million in 2003. Before changes in exchange rates, revenues decreased by €2.1 million. This decrease is attributed to contract work and revenues from navigation patents for the Japanese market which are being phased out.

Tele Atlas introduced the first comprehensive and complete map database for North America in 2003. The database is currently being evaluated for use on all main car navigation platforms relevant to North America. Tele Atlas has also capitalized on its global account relationship with companies such as TomTom and Navman to launch their products in North America with Tele Atlas' map data. Additionally, the first contract in the US in-car navigation market was secured with Pioneer who have chosen Tele Atlas to power their latest in-car navigation system using Tele Atlas turn-by-turn map data and points of interest content for both North America and Europe.

The operating loss (EBIT) attributable to the North American activities increased from €23.4 to €27.4 million mainly as a result of lower sales. After an impairment charge of €62 million connected to the acquisition of GDT the operating loss amounted to €89.4 million.

Prospects

Although the pace of economic recovery is still uncertain, the car navigation market is projected to develop in line with the higher penetration of navigation systems in cars. Applications in the PDA and location based services market are also developing positively. The markets for car and PDA navigation systems will continue to grow, as well as the navigation aftermarket. The LBS market will expand in 2005 and 2006 now that more hardware and applications are coming onto the market.

The planned acquisition of GDT and refinancing by a consortium of investors will further strengthen Tele Atlas' position on a global scale. The combination of Tele Atlas' North American database with GDT's excellent knowledge base and coverage of the US will result in an improved US position, especially in the geographics market. In addition, the company expects to realize cost savings as a result of rationalization of the database organizations and marketing, general and administrative expenses.

Tele Atlas management will hold a conference call for the investment community to discuss the financial figures of Tele Atlas for 2003. During this call the acquisition of GDT, anticipated synergies as well as a financing proposal, on which concurrently other press releases are issued will be discussed.

Conference Call: invitations will be send out by e-mail

Date: Tuesday April 27th

Time: 14.00h CET

Replay: Available 1 hour after the call. Tele Atlas management held a conference call for the investment community to discuss the financial figures of Tele Atlas for 2003. During this call the acquisition of GDT, anticipated synergies as well as financing proposal have been discussed. To listen to the replay of the call: Dial +31 70 315 43 00 Access code replay: 215 077

This press release contains forward-looking statements that involve risks and uncertainties. The forward-looking statements contained herein represent the judgement of Tele Atlas as of the date of this release. These forward looking statements are no guarantees for future performance, and the forward-looking events discussed in this press release may not occur. Tele Atlas disclaims any intent or obligation to update any of these forward-looking statements. This press release is also available in Dutch, German and French. In the event of textual inconsistencies between the different versions and the English version the latter shall prevail.

About Tele Atlas

Tele Atlas is a leading company in the development, production and sale of geographic databases. Tele Atlas has the most comprehensive, uniform digital geographic databases covering Europe (437 million inhabitants in 18 countries) and North America (313 million inhabitants). Tele Atlas's databases are used for In-Car Navigation Systems, Personal Navigation Systems, GEO-Marketing and Geographic Info rmation Systems (utility and facility management, land-use planning and environmental management analysis). The databases also form the core of Intelligent Transport and Safety systems (ITS), PC applications and a series of Internet applications. New wireless services known as Location Based Services (LBS) including telematics are being developed and gradually introduced. Tele Atlas enables hundreds of business partners to develop high quality applications for their own or commercial use. The quality and functionality of these applications are determined largely by the content, coverage and detail of Tele Atlas's databases.

For more information contact:

Jasper Vredegoor , Tele Atlas Investor Relations manager

jasper.vredegoor@telatlas.com

Fax: +31 (73) 640 21 22
Tel.: +31 (73) 640 21 70
GSM: +31 (6) 52 32 52 89

Tele Atlas

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Tele Atlas Extends Reach of Dynamic Mapping Data with Launch of Wireless Customer Applications

LAS VEGAS - January 6, 2004

Location-Based Content Enhances Data Service Features for Cell Phone Users

January 6, 2004, LAS VEGAS - Tele Atlas, a worldwide leading provider of digital map data and location content, is expanding its reach in the wireless market through two new service launches with cellular application developers. The company announced today the initiation of service with Wayfinder Systems and MobileGates to integrate Tele Atlas' highly accurate, real-time mapping and traffic data onto certain Cingular Wireless and Nextel phones, respectively.

"Today's announcement underscores the success of Tele Atlas' ongoing relationships with leading navigation solutions providers in the wireless arena," said Joseph J. Berry, vice president of GIS & LBS at Tele Atlas. "We have enjoyed our alliance with these two fine companies and see these launches as a key step in bringing our comprehensive, feature-rich digital mapping, navigation and traffic content to cell phone users across the country."

Wayfinder Systems AB, the world's premier provider of mobile phone navigation for wireless phones, is now implementing Tele Atlas high-quality, turn-by-turn mapping and navigation content on Nokia 6620 cell phones purchased through Cingular Wireless. Smartphone users can now access dynamic digital maps that deliver Tele Atlas location-specific road and travel information across the nation. Customers may now try out the service on a free month-long trial basis, and then buy it for $9.95 per month of $99 per year.

"The addition of Tele Atlas' reliable, highly accurate, real-time mapping and travel data to our navigation solution empowers our customers to get where they're going quickly and easily," said Magnus Nilsson, CEO, Wayfinder Systems. "We feel this enhancement adds a strong boost to our service that SmartPhone users will appreciate immediately."

Tele Atlas is also offering nationwide traffic and real-time road speeds to MobileGates, a leading Application Service Provider (ASP), for its TrafficMobile 2 application that uses Tele Atlas color maps for traffic and fuel pricing. Available now to Nextel cell phone users on a two-week free trial basis, the advanced traffic and navigation solution is priced at $3.99 a month for Traffic and $4.99 a month for Traffic & Fuel Pricing.

"With the addition of Tele Atlas to our TrafficMobile 2 application, drivers will have a more all-inclusive, traffic-linked Tele Atlas map with immediate real-time feeds on accidents, construction and other road delays," said Anthony Meador, CEO of MobilGates Corporation. "We think this is an important new feature to offer our customers, as it will contribute to a much more satisfying driving experience."

About Wayfinder

Wayfinder Systems is the leading provider of mobile navigation solutions on Smartphones. Wayfinder started as a research project within Ericsson 1989 but was incorporated in 1995 and placed with its headquarters in Lund, Sweden. Since then, the company has grown to become the leading provider of end-to-end products and services within the field of Navigation solutions for Smartphones, now available in 13 different languages covering US and Canada, most of Western Europe and Hungary. For its core product the company cooperates with companies such as Nokia, SonyEricsson and TeleAtlas. Innovation and development takes place in Sweden and in India. For more information, visit www.wayfinder.com.

About TrafficMobile

TrafficMobile is the original and first nationwide traffic application launched with a major wireless carrier over 3 years ago. TrafficMobile 2 provides color maps, real-time road speeds of major highways and local fuel pricing. MobileGates is a leading Application Service Provider and 2004 Finalist for "Best Consumer Vehicle Application Award" with Telematics Update Magazine. MobileGates has developed proprietary map-based JAVA and Internet-based applications for the phone, the web and Telematics systems. These location-based and GPS-capable applications provide turn-by-turn directions, fuel pricing, weather and points-of-interest displayed on full color maps with patent pending FAST zooming (zoom from city/state level down to street level with one click). TrafficMobile JAVA Version is now available on a start-up CD that features Regional and Route Specific Traffic, Real-time Alerts, Regional Highway Reports (select Alternative Highways and make decisions), Color Coded Direction Flow Icons (Know the direction of flow of traffic and speeds) and Color Coded Incident Direction Flow (Know the direction of flow of accidents). Also included with the CD is Turn-by-turn Directions, Local and National Fuel Pricing (Search Fuel by Brand and Location and view pricing of the ten cheapest fuel stations). MobileGates can be found on the Web at www.MobileGates.com.

About Tele Atlas

Founded in 1984, Tele Atlas is a worldwide leading provider of digital maps and dynamic location content for a variety of navigation, location-based services and geospatial products and database solutions. Tele Atlas' database is a highly accurate reproduction of today's street network, enabling turn-by-turn route guidance on a high percentage of European, U.S. and Canadian roads. Tele Atlas' compatibility with major navigation systems and its open system design have placed the company's technology at the heart of both consumer and business-to-business applications worldwide. From logistics to marketing to traffic and fleet management, in almost every sector of today's business and consumer world, Tele Atlas has built a reputation as an acknowledged pioneer and leader in the digital map industry. For more information, please visit www.na.teleatlas.com (in North America) or www.teleatlas.com (in Europe).

For more information contact:
Karen McGinty
Tele Atlas (in N. America)
800-331-7881 ext. 3271
603-643-0330 ext. 3271
karen.mcginty@teleatlas.com

TELE ATLAS N.V.
P.O Box 420
Reitscheweg 7F
520A1AK 's-Hertogenbosch

Re: Management Rights

Dear Sirs:

This letter will confirm our agreement that pursuant to your purchase of preferred A shares (the "Shares") of Tele Atlas N.V. (the "Company"), you ("Investor") will be entitled to the following contractual management rights, in addition to the other rights specifically provided to all investors in the current financing:

(1) Investor shall be permitted to consult with and advise management of the Company on the following matters in connection with Investor's consideration and approval of the following matters as a holder of preferred A shares pursuant to the voting rights of the holders of preferred A shares under the articles of association of the Company (the "Articles"):

(i) any offer, sale, authorization, designation or issuance of any security of the company with rights, preferences or privileges that are senior to or pari passu with the rights, preferences or privileges of preferred A shares;

(ii) any increase in the number of authorized preferred A shares;

(iii) a sale by the company of all or substantially all of its assets;

(iv) any issuance by the company of a new debt (or similar obligation for borrowed money) instrument or amendment to an existing debt instrument if, following such issuance or amendment, the aggregate amount that the Company owes (pursuant to all such instruments) exceeds twenty-five million United States Dollars (USD 25,000,000), excluding capital lease lines and ordinary course of business debt;

(v) a statutory merger *(fusie)* or demerger *(splitsing)*, both in case the Company is the acquiring company and in case the Company is the disappearing company or the Company splits or splits off assets/liabilities;

(vi) any distribution or payment, including but not limited to those made in accordance with articles 6 or 8 of the Articles as well as the payment of interim-dividends insofar as such distribution or payment is made to the holders of ordinary shares of the Company; and

(vii) entering into any of the legal acts set forth in article 2:94, paragraph 1 Dutch Civil Code.

(2) Investor shall be permitted to consult with and advise management of the Company on significant business issues, and management will make itself available to meet with Investor at the Company's facilities at mutually agreeable times for such consultation and advice; provided, that in no event shall management or the Company be required to provide access or information or take any other action that the Company believes could cause or result in a violation of Dutch law.

(3) Investor may examine and inspect the Company's facilities and may request and obtain information at reasonable times and intervals concerning the Company's business; provided, that in no event shall management or the Company be required to provide access or information or take any other action that the Company believes could cause or result in a violation of Dutch law.

The rights described herein shall terminate and be of no further force or effect upon the consummation of the sale of the Company's securities pursuant to a registration statement filed by the Company under the Securities Act of 1933, as amended, in connection with the firm commitment underwritten offering of its securities to the general public. The confidentiality provisions hereof will survive any such termination.

Very truly yours,

TELE ATLAS N.V.

By: ______________________

Its: ______________________

By: ______________________

Its: ______________________

AGREED AND ACCEPTED THIS
____ DAY OF _____, 2004

By: ______________________

Its: Executive Manager

AUDIT COMMITTEE CHARTER OF TELE ATLAS N.V.

Purpose

The Audit Committee is appointed by the Supervisory Board (the "Board") of Tele Atlas N.V. (the "Company") to assist the Board in monitoring the systems of internal controls, the integrity of the financial reporting process, and the financial statements and reports of the Company; the performance of the Company's internal audit function (if applicable); assessing and mitigating business and financial risks to the Company; the application of information technology within the Company; and the compliance by the Company with legal and regulatory requirements. The Committee shall be directly responsible for the appointment and/or replacement if appropriate (subject to Board and shareholder approval as required by the Company's Articles of Association and Board resolutions), compensation and oversight of the work of any public accounting firm employed by the Company for the purpose of preparing or issuing an audit report or related work (hereinafter referred to as the, Independent Accountant), and the Independent Accountant shall report directly to the Audit Committee. No public accounting firm serving as the Company's Independent Accountant shall undertake any services for the Company unless and until such services have been specifically approved by the Committee. The Audit Committee shall provide an open avenue for communication among the internal auditors (if any), the Independent Accountant, the Management Board, Company financial management and the Supervisory Board in all countries where the Company operates.

Committee Membership

The Audit Committee shall consist of at least three members of the Board in good standing. The members of the Audit Committee shall meet the independence and experience requirements of the company as well as the independence and experience requirements of any stock exchange where the Company's shares are listed ("Exchange") and if the Company's shares are listed on a U.S. Exchange, the Securities and Exchange Commission ("SEC"). In order to be considered "independent" for the purpose of serving on the Committee, a member of this Committee may not, other than fees received solely in his or her capacity as a member of the Audit Committee, the Supervisory Board or any other Board Committee: (i) accept any consulting, advisory or other compensatory fee of any type from the Company; or (ii) be an affiliated person of the Company or any subsidiary person thereof. A person shall be deemed "affiliated" if he or she is a current or former employee or officer of the Company. The Committee may invite other members of the Board, in good standing, to attend meetings of the Committee in a non-voting capacity but permitted to enter into the discussions of the Committee. All members of the Audit Committee shall be "financially literate" and at least one member of the Committee shall be designated as a "financial expert" as defined by the Exchange and if the Company's shares are listed on a U.S. Exchange, the SEC. If there are no such requirements established by the Exchange or the SEC that are applicable to the Company or if the Company does not establish such defintion, the definition of "financial expert" as

established by the Governance Code of the Netherlands, shall apply. The Company will provide the opportunity for continuing education paid by the Company. The members and chair of the Audit Committee shall be appointed annually by the Board, on the recommendation of the Selection and Appointment Committee of the Board. If an Audit Committee member simultaneously serves on the audit committees of more than three public companies, then in each case, the board must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Company's Audit Committee and disclose such determination in the Company's annual proxy statement.

Meetings

The Committee shall meet in person or electronically at least four times a year, in regular session, and also shall meet in person or electronically each time the Company proposes to issue a press release with its quarterly or annual earnings information. Such 'earnings release' meetings may be combined with any regular quarterly meeting of the Committee or may be conducted separately from the regular quarterly meetings of the Committee. The Committee may convene additional meetings, in person or electronically as circumstances require, at the call of the chair of the Committee (the "Chair"), or any two other members of the Committee. All Committee members are expected to attend each meeting, in person or via teleconference, or videoconference. The Committee shall invite members of the Management Board, auditors, internal or external legal counsel or others to attend meetings and provide pertinent information, as necessary. It will hold private meetings with the Independent Accountant, with the head of Internal Audit (if applicable), members of the Company's Management Board (at the Committee's option either collectively or separately) and Company financial management and, if requested, with the Company's internal and/or outside counsel. The Committee also shall meet in executive sessions as desired by the Committee. Meeting agendas shall be prepared and provided in advance to members, along with appropriate briefing materials. Upon the request of the Committee minutes shall be prepared by a Secretary or Assistant Secretary of the Company, and submitted to the Committee for its review and approval.

Committee Authority and Responsibilities

The Committee shall see that the following responsibilities are duly discharged in the manner prescribed by applicable law and the regulations of the Exchange and if the Company's shares are listed on a U.S. Exchange, the SEC or other applicable laws and regulations. If such matters are not covered by laws and regulations established by the Exchange or the SEC that are applicable to the Company or if the Company has not established policies covering the matter, the best practice polices established by of the Governance Code of the Netherlands, shall apply.

1. The Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee from time to time and the Company shall pay the reasonable fees and expenses of any such legal, accounting or other consultant so engaged by the Committee. The Committee may request any officer or employee of the

Company or the Company's outside counsel or Independent Accountant to attend a meeting of the Committee or to meet with any members of, or attorneys, accountants, or consultants to, the Committee.

2. The Committee shall make regular reports to the Board on its activities, the results of any special investigation conducted by it, and the results of any work performed by special counsel, accountants or consultants engaged by it. The Committee shall review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the public accounting firm, or the performance of the internal audit function.

3. The Committee shall be informed of all disagreements between the Company and the Independent Accountant regarding financial reporting. The Committee shall report regularly to the full Supervisory Board on all actions taken pursuant to this Section of the Charter.

4. The Committee shall review and assure the independence of the firm serving as the Company's Independent Accountant. The Committee shall at least annually, obtain and review a report by the Company's Independent Accountant regarding his independence. The Committee will evaluate annually the performance of the Company's Independent Accountant. Also, this evaluation shall include the review and evaluation of the lead partner of the firm. The Company shall not hire the Independent Accountant's lead partner, the concurring partner, or any other member of the audit engagement team who provides more than ten hours of audit, review or attest services in a position within the Company in a financial reporting oversight role within the one-year period preceding the commencement of audit procedures as a member of the audit engagement team. The term "financial reporting oversight role" shall mean any individual who has direct responsibility for oversight over those who prepare the company's financial statements and related information, such as Management's Discussion & Analysis.

5. No Independent Accountant shall perform any non-audit work for the Company unless expressly authorized to do so by the Audit Committee, pursuant to procedures established for such purpose. The Committee shall approve any non-audit services, including tax services, proposed to be performed by the public accounting firm serving as the Company's principal outside audit firm, before such services are rendered to the Company. Such pre-approval may be provided by the Chairman of the Committee, acting alone and without a meeting of the Committee, to whom pre-approval authority is hereby granted; provided that the Chairman reports to the Committee at its next meeting on all such matters pre-approved by him.

6. Under no circumstances shall the Committee or its Chairman approve any non-audit service that is expressly prohibited by any rule or regulation of the Exchange and if the Company's shares are listed on a U.S. Exchange, the SEC or any other applicable rule or regulation.

7. The Committee shall at least annually, obtain and review a report by the Company's Independent Accountant describing: the firm's internal quality-control procedures. The Committee shall discuss at least annually, any material issues raised by the most recent internal quality-control review, or peer review, of the Independent Accountant, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and steps taken to deal with any such issues.

8. The Committee shall require that each Independent Accountant that performs an audit for the Company shall timely report to the Audit Committee (i) all critical accounting policies and practices used by the Company; (ii) all reasonably available alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Company, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the public accounting firm; and (iii) other material written communications between the Independent Accountant and the Company, such as any management letter or schedule of unadjusted differences.

9. The Committee shall review with the Company, the Independent Accountant (to the extent the Independent Accountant perform any services in connection with the reports), and the head of Internal Audit (if applicable) all interim and annual financial reports, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" before they are released to shareholders or any regulators. To the extent that Board approval for the release of any interim and annual financial report be required by the laws of the Netherlands, the Exchange, the SEC or any relevant Company policy, the Committee shall provide its recommendation regarding the report to the Board. Also, the Committee shall discuss the Company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee need not discuss in advance each instance in which a company may provide earnings guidance, and it shall be sufficient that the Committee discuss generally with the Company the types of information disclosed by the Company, the manner of disclosure and the types of presentations made by the Company to financial analysts and investors.

10. In reviewing financial statements that reflect the earnings of the Company, the Committee shall make specific inquiry of the Chief Executive Officer and the Chief Financial Officer regarding the 'quality of earnings' of the Company, from a subjective as well as an objective standpoint. Such review shall occur sufficiently in advance of the required filing date(s) for such reports to allow for meaningful input by the Committee. Such review shall not preclude the full Board from making similar inquiries.

11. The Committee shall review with the Company and the Independent Accountant the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, if any. The use of any off-balance sheet structures shall be approved by the Board in advance of their creation.

12. The Committee shall review with the Independent Accountants, in advance of the annual audit, their audit scope and plan. The Committee shall review with the Company and the Independent Accountant at the completion of the annual examination of the Company's financial statements:

- The Company's annual financial statements and related footnotes.
- The Independent Accountant's audit of the financial statements and the accountants' report thereon.
- The Independent Accountant's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in the Company's financial reporting.
- Any significant changes that were required in the Independent Accountant's audit plan.
- Any serious difficulties or disputes with the Company encountered during the course of the audit.
- Differences between IFRS and US GAAP.
- Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.
- Discuss with the Independent Accountant the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

Such review shall not preclude the full Board from making similar inquiries.

13. The Committee shall require that no Independent Accountant performing audit services for the Company shall maintain the same person as the lead (or coordinating) audit partner (having primary responsibility for the audit) or the audit partner responsible for reviewing the audit, for more than five (5) fiscal years of the Company. The lead (or coordinating) audit partner shall be subject to reasonable approval by the Committee.

14. The Committee shall determine if the Company shall have an Internal Audit function. If such a function is established, the Committee shall review and concur in the appointment, replacement, reassignment, or dismissal of the head of Internal Audit and the head of Internal Audit (if applicable) shall have a direct reporting line to the Chair and shall be at liberty to advise such Chair as to any matter of concern with regard to the financial integrity of the Company and other matters under the purview of this Committee.

15. The Committee shall periodically inquire of the Management Board, Company financial management, the head of Internal Audit (if applicable), the Company's internal or external counsel and the Company's independent public accounting firm about significant risks or exposures facing the Company, assess the steps the Company has taken or proposes to take to minimize such risk to the Company and periodically review compliance with such steps.

16. The Committee shall review with the Independent Accountant and the head of Internal Audit (if applicable):

- The adequacy of the Company's internal controls including computerized information system controls and security.
- Any related significant findings and recommendations of the Independent Accountant and Internal Audit services together with the Company's responses thereto.
- Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information.
- Any changes required in the planned scope of their plan.
- The Internal Auditing Department budget and staffing (if applicable).
- The Internal Auditing Department charter (if applicable).
- Annual scope and plan.
- Internal Audit's compliance with the IIA's Standards for the Professional Practice of Internal Auditing (Standards) (if applicable).

The Committee shall be the the principal contact for the Independent Accountant and the head of Internal Audit (if applicable) in the event of their discovery of irregularities in the content of the Company's financial reports.

17. The Committee shall review with the Company's external or internal counsel and the head of Internal Audit (if applicable), legal and regulatory matters that, in the opinion of the Company, may have a material impact on the financial statements, related Company compliance policies, and programs and reports received from regulators.

18. The Committee shall ensure that the Company establishes a Code of Conduct (the "Code of Conduct")as required by the Governance Code of the Netherlands and shall periodically review the Code of Conduct with the Company to ensure that it is adequate and up-to-date. The Committee also shall review with the head of Internal Audit (if applicable) and the Company's designated compliance officer, the results of their review of the Company's monitoring of compliance with the Company's Code of Conduct.

19. The Committee shall establish (or ensure that there are established) procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and (b) the confidential, anonymous submission directly to the Committee by employees of the Company or other parties as to concerns regarding questionable accounting or auditing matters.

20. The Committee shall review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor or the Independent Accountant. The Committee has the authority to review officers' expense reports as it deems appropriate.

21. The Committee shall make a recommendation to the Board as to whether they should accept the Annual Accounts and recommend such accounts to the Company's shareholders for approval.

22. The Committee shall review and approve the Audit Committee Report for the Annual Report.

23. The Committee shall review this Charter at least once annually for the purpose of assessing the adequacy of this Charter and recommend any proposed changes to the Board, and shall perform an annual evaluation of its performance.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct actual audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of the Management Board, Company financial management and the Independent Accountant. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between the Company and the Independent Accountant or to assure compliance with laws and regulations and the Company's Code of Conduct.

Tele Atlas

Tele Atlas N.V.
's-Hertogenbosch, The Netherlands

Annual General Meeting of Shareholders

To be held at the office of Stibbe, Stibbe Tower, Strawinskylaan 2001, Amsterdam, The Netherlands, at 11 a.m. on Thursday May 27, 2004.

Agenda

1. Opening
2. Minutes last meeting
3. Report of the Management Board
4. Accounts 2003
5. Release members Supervisory Board
6. Release members Management Board
7. Appointment of the auditor
8. Authorization of the Management Board to purchase own shares
9. Presentation on Acquisition GDT and Financing Transaction
10. Approval of GDT Transaction
11. Approval Financing Transaction:
    a) Amendment articles of association
    b) Securities Purchase Agreement
    c) Composition Supervisory Board
       i. Resignation of Members of the Board
       ii. Appointment of Members of the Board
    d) Increase of the shares available under the stock option plans
    e) Approval of the decision of the Supervisory Board, adopted under the condition precedent of Closing, to issue 35,276,331 convertible preferred A Shares and 7,055,265 Warrants and to exclude the pre-emptive rights of Existing shareholders in respect of these issuances
    f) Approval of the Indemnification Agreements
    g) Approval of the Rules and Regulations of the Supervisory Board
12. Corporate Governance of Tele Atlas
13. Any other matter
14. Closing

As of today, the annual report and the financial statements as well as the corresponding attachments, including the complete agenda and additional information, are available for perusal at the headquarters of Tele Atlas N.V. at Reitscheweg 7f (5201 AK) 's-Hertogenbosch as well as at the offices of Deutsche Bank AG in Frankfurt am Main. There, shareholders can also get free copies of these documents.

Shareholders who intend to attend the Tele Atlas Annual General Meeting on May 27 are requested to deposit their share certificates prior to 4:00 p.m. on May 21, 2004 at the offices of

Deutsche Bank AG

in Frankfurt am Main. The receipts received in return entitle shareholders to admittance to the meeting.

For more information about the deposit of share certificates, call Deutsche Bank,

Mr. Sascha Marzok +49 69 910 33344 or fax +49 69 910 38794.
E-mail: sascha.marzok@db.com

's-Hertogenbosch, May 12, 2004

The Management Board
Tele Atlas N.V.

Postbus 420, 5201 AK 's-Hertogenbosch, The Netherlands
Reitscheweg 7f, 5232 BX 's-Hertogenbosch, The Netherlands
E-Mail: investor.relations@teleatlas.com, Phone: +31 73 640 21 70
www.teleatlas.com

Tele Atlas has a worldwide leading position in the development of highly accurate digital maps covering Europe and the United States of America. The company is continuously increasing its global coverage and adding content and detail to its existing databases. The maps of Tele Atlas form the core of a broad spectrum of applications and are used in car navigation systems, location based services, telematics, traffic and transport management, geo-marketing and other geographic applications.

EXPLANATORY NOTES

Ad 3

Report of the Management Board for the financial year 2003

In brief, the Management Board will highlight the most important items handled during the financial year 2003.

Ad 4

Discussion and approval of the annual report for the financial year 2003.

The annual report as presented by the Supervisory Board has been audited by Ernst & Young. The Supervisory Board proposes the adoption of the annual accounts and the loss appropriation contained therein by the General Meeting of Shareholders.

Ad 5

Discharge of the Supervisory Board.

It will be proposed to the General Shareholders Meeting to discharge the Supervisory Board for its supervision during the financial year 2003.

Ad 6

Discharge of the Management Board.

It will be proposed to the General Shareholders Meeting to discharge the Management Board for its management during the financial year 2003.

Ad 7

Appointment of the auditor

According to article 26 of the Company's Articles of Association the Supervisory Board and the Management Board propose the General Meeting of Shareholders to appoint the Ernst & Young Accountants for the audit of the financial year 2004 accounts.

Ad 8

Proxy for the Management Board to purchase own shares.

According to article 6 of the Company's Articles of Association the Supervisory Board proposes to authorize the Management Board to cause the Company to purchase own shares. Therefore the Supervisory Board requests the General Meeting of Shareholders authorization for the duration of eighteen months to purchase own shares in total up to 10% of the issued share capital. The price per share to be repurchased is limited to a max of 120% of the weighted average of closing price of the last 10 trading days or

the nominal value of the shares. The purchase may be by purchases on Stock Market or by private transactions.

Ad 9
Presentation on Acquisition GDT and Financing Transaction.

Ad 10
Approval of GDT Transaction

Ad 11
Approval Financing Transaction

a) Amendment of Articles of Association
English and Dutch versions of the amended Articles of Association are available at the offices of Deutsche Bank AG and of the Company

b) Securities Purchase Agreement
The Securities Purchase Agreement is available at the offices of Deutsche Bank AG and of the Company

c) Composition of Supervisory Board

i) The following persons will resign their position on the Supervisory Board:
Mr. J. de Pont, Mr. S. Dais, Mr. G. Steiger and Mr. K. Lauk.

ii) It is proposed that the following persons are appointed as members of the Supervisory Board: Mr. B. Carano, Mr. P. Morris, Mr. H. von Hebel and Mr. G. Schmitt. The appointment of one additional Supervisory Board member is to be determined.

d) Increase of the shares available under the stock option plans
Pursuant to the SPA the number of shares available under the stock option plans is to be increased to 10% of the fully diluted share capital at closing.

e) Approval of the decision of the Supervisory Board, adopted under the condition precedent of closing to issue 35,276,331 convertible preferred A Shares and 7,055,265 Warrants and to exclude pre-emptive rights of existing shareholders in respect of these issuances.
The resolution of the Supervisory Board to issue preferred shares and warrants, including the warrant agreement is available at the offices of Deutsche Bank AG and of the Company.

f) Approval of the Indemnification Agreements
It is proposed that the company will enter into indemnification agreements with the members of its Supervisory Board and Management Board, substantially in the form of the draft available at the offices of Deutsche Bank AG or of the Company.

g) Approval of the Rules and Regulations of the Supervisory Board
It is proposed to establish the Rules and Regulations of the Supervisory Board effective as of the closing substantially in the form of the draft available at the offices of Deutsche Bank AG and of the Company.

Ad 12
Corporate Governance of Tele Atlas

Ad 13
Any other matter

ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held at the office of Stibbe, Stibbe Tower, Strawinskylaan 2001, Amsterdam, The Netherlands, at 11 a.m. on Wednesday May 14, 2003.

Agenda

1 Opening speech and announcements
2 Report of the Management Board on the 2002 financial year
3 a) Consideration and approval of the financial statements for the 2002 fiscal year
b) Discharge of the Management Board and the members of the Supervisory Board.
4 Proposal to re-appoint a member of the Supervisory Board
5 Authorization of the Management Board to purchase own shares
6 Appointment of the auditor
7 Proposal for changes of the management Board of Tele Atlas and its statutory directors
8 Closing

As of today, the annual report and the financial statements as well as the corresponding attachments, including the complete agenda and additional information, are available for perusal at the headquarters of Tele Atlas N.V. at Reitscheweg 7f (5201 AK)
's-Hertogenbosch as well as at the offices of Deutsche Bank AG in Frankfurt am Main. There, shareholders can also get free copies of these documents.

Shareholders who intend to attend the Tele Atlas Annual General Meeting on May 14 are requested to deposit their share certificates prior to 4:00 p.m. on May 7, 2003 at the offices of Deutsche Bank AG in Frankfurt am Main. The receipts received in return entitle shareholders to admittance to the meeting.

For more information, call Deutsche Bank, Mrs. M. Juergeleit +49 69 910 61 578 or fax +49 69 910 66 827. E-mail: melanie.juergeleit@db.com

's-Hertogenbosch, April 29, 2003
The Management Board
Tele Atlas N.V.

Postbus 420 Phone: +31 73 640 21
70
5201 AK
E-Mail: investor.relations@teleatlas.com
's-Hertogenbosch www.teleatlas.com

Tele Atlas has a worldwide leading position in the development of highly accurate digital maps covering Europe and the United States of America. The company is continuously increasing its global coverage and adding content and detail to its existing databases. The maps of Tele Atlas form the core of a broad spectrum of applications and are used in car navigation systems, location based services, telematics, traffic and transport management, geo-marketing and other geographic applications.

EXPLANATORY NOTES

Ad 2
Report of the Management Board for the financial year 2002

In brief, the Management Board will highlight the most important items handled during the financial year 2002.

Ad 3
a) Discussion and approval of the annual report for the financial year 2002.

The annual report as presented by the Supervisory Board has been audited by Ernst & Young. The Supervisory Board proposes the adoption of the annual accounts and the loss appropriation contained therein by the General Meeting of Shareholders.

b) Discharge of the Management Board and Supervisory Board.

It will be proposed to the General Shareholders Meeting to discharge the Management Board for its management and the Supervisory Board for its supervision during the financial year 2002.

Ad 4
Proposal to re-appoint Mr. J. de Pont as member of the Supervisory Board

Deleted: 4

Ad 5
Proxy for the Management Board to purchase own shares.

Deleted: Proposed remuneration: ¶
According to article 16 of the Company's Articles of Association the General Meeting of Shareholders has to define the remuneration of the members of the Supervisory Board. ¶
The concrete proposal will be discussed at the Shareholders meeting.

Deleted: 5

According to article 6 of the Company's Articles of Association the Supervisory Board proposes to authorize the Management Board to cause the Company to purchase own shares. Therefore the Supervisory Board requests the General Meeting of Shareholders authorization for the duration of eighteen months to purchase own shares in total up to 10% of the issued share capital. The price per share to be repurchased is limited to a max of 120% of the weighted average of closing price of the last 10 trading days or the nominal value of the shares. The purchase may be by purchases on Stock Market or by private transactions.

Ad 6
Appointment of accountant

Deleted: 6

According to article 26 of the Company's Articles of Association the Supervisory Board and the Management Board proposes the General Meeting of Shareholders to appoint the Ernst & Young Accountants for the audit of the financial year 2003 accounts.

Deleted: 1

Ad 7

Deleted: 6

Proposed changes of the management board of Tele Atlas and its statutory directors.

According to article 11 of the Company's Articles of Association, it is proposed by the Supervisory board to:

- Appoint mr G Fink as Statutory Director of Tele Atlas NV in the position of COO of the Tele Atlas group
- Appoint mr C Helber as Statutory Director of Tele Atlas NV in the position of CFO of the Tele Atlas group to replace mr J.P.B.A.M. van Hoorn as Statutory Director and CFO of the Tele Atlas group who will leave the company.